Filed Pursuant to Rule 424(B)(3)
Registration No. 333-181873

PROSPECTUS

SunGard Data Systems Inc.

7  3/8% Senior Notes due 2018

7  5/8% Senior Notes due 2020

10  1/4% Senior Subordinated Notes due 2015

The 7 3/8% Senior Notes due 2018 (the “senior notes due 2018”) were issued in exchange for the 7 3/8% Senior Notes due 2018 originally issued on November 16, 2010. The 7 5/8% Senior Notes due 2020 (the “senior notes due 2020) were issued in exchange for the 7 5/8% Senior Notes due 2020 originally issued on November 16, 2010. The 10 1/4% Senior Subordinated Notes due 2015 (the “senior subordinated notes”) were issued in exchange for the 10 1/4% Senior Subordinated Notes due 2015 originally issued on August 11, 2005. The senior notes due 2018, the senior notes due 2020 (collectively, the “senior notes”) and the senior subordinated notes are collectively referred to herein as the “notes,” unless the context otherwise requires.

The senior notes due 2018 bear interest at a rate of 7 3/8% per annum and mature on November 15, 2018. The senior notes due 2020 bear interest at a rate of 7 5/8% per annum and mature on November 15, 2020. Interest on the senior notes due 2018 and the senior notes due 2020 is payable on May 15 and November 15 of each year, beginning May 15, 2011. The senior subordinated notes bear interest at a rate of 10 1/4% per annum and mature on August 15, 2015. Interest on the senior subordinated notes due 2015 is payable on February 15 and August 15 of each year, beginning on February 15, 2006.

We may redeem some or all of the notes at any time at the redemption prices set forth in this prospectus.

The senior notes are our senior unsecured obligations and rank equal in right of payment to all of our existing and future senior indebtedness. The senior subordinated notes are our unsecured senior subordinated obligations and are subordinated in right of payment to all of our existing and future senior indebtedness, including the senior secured credit facilities, the existing senior notes and the senior notes offered hereby. Each of our domestic subsidiaries that guarantees our senior secured credit facilities are initially unconditionally guaranteeing the senior notes with guarantees that rank equal in right of payment to all of the senior indebtedness of such subsidiary, and are initially unconditionally guaranteeing the senior subordinated notes with guarantees that are subordinated in right of payment to all existing and future senior indebtedness of such subsidiary. The notes and the guarantees are effectively subordinated to our existing and future secured indebtedness and that of the guarantors to the extent of the assets securing such indebtedness.

This prospectus includes additional information on the terms of the notes, including redemption and repurchase prices, covenants and transfer restrictions.

See “Risk Factors” beginning on page 11 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. and other affiliates of The Goldman Sachs Group, Inc. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Such affiliates of The Goldman Sachs Group, Inc. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

The date of this prospectus is June 18, 2012.

You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information from that contained in, or incorporated by reference into, this prospectus. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained or incorporated by reference herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information in this prospectus or incorporated by reference into this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you in making your investment decision. You should read the entire prospectus, including the financial data and related notes and section entitled “Risk Factors,” before making an investment decision. Unless the context otherwise indicates, as used in this prospectus, the terms “SunGard,” “we,” “our,” “us,” and “the company” and similar terms refer to SunGard Data Systems Inc. and its subsidiaries on a consolidated basis. Some of the statements in this prospectus constitute forward-looking statements. See “Forward Looking Statements.”

Our Company

We are one of the world’s leading software and technology services companies. We provide software and technology services to financial services, education and public sector organizations. We also provide disaster recovery services, managed services, information availability consulting services and business continuity management software. We serve approximately 25,000 customers in more than 70 countries. Our high quality software solutions, excellent customer support and specialized technology services result in strong customer retention rates across all of our business segments and create long-term customer relationships. We believe that we are one of the most efficient operators of mission-critical IT solutions as a result of the economies of scale we derive from serving multiple customers on shared processing platforms.

We operate our business in three segments: Financial Systems (“FS”), Availability Services (“AS”) and Other, which is comprised of K-12 Education (“K-12”) and Public Sector (“PS”). On January 19 and 20, 2012, the Company completed the sale of its Higher Education (“HE”) business, which is included in discontinued operations for purposes of this prospectus.

FS provides mission-critical software and technology services to virtually every type of financial services institution, including buy-side and sell-side institutions, third-party administrators, wealth managers, retail banks, insurance companies, corporate treasuries and energy trading firms. Our broad range of complementary software solutions and associated technology services help financial services institutions automate the business processes associated with trading, managing portfolios and accounting for investment assets.

AS provides disaster recovery services, managed services, information availability consulting services and business continuity management software to over 9,000 customers in North America and Europe. With five million square feet of data center and operations space, AS assists IT organizations across virtually all industry and government sectors to prepare for and recover from emergencies by helping them minimize their computer downtime and optimize their uptime. Through direct sales and channel partners, AS helps organizations ensure their people and customers have uninterrupted access to the information systems they need in order to do business.

Other (K-12 and PS) provides software and technology services designed to meet the specialized needs of local, state and federal governments, public safety and justice agencies, public and private schools, utilities, nonprofits and other public sector institutions.

With a large portfolio of proprietary products and services in each of our three business segments, we have a diversified and stable business. Our base of approximately 25,000 customers includes most of the world’s largest financial services firms, a variety of other financial services firms, corporate and government treasury departments, energy companies, school districts, local governments and nonprofit organizations. Our AS business serves customers across virtually all industries. Our revenue is highly diversified by customer and product. During each of the past three fiscal years, no single customer has accounted for more than 10% of total revenue. On average for the past three fiscal years, services revenue has been approximately 91% of total revenue. About 80% of services revenue is highly recurring as a result of multiyear contracts and is generated from (1) software-related services including software maintenance and support, processing and rentals and (2) recovery and managed services. The remaining services revenue includes (1) professional services, which are recurring in nature as a result of long-term customer relationships and (2) broker/dealer fees, which are largely correlated with trading volumes.

We were acquired in August 2005 in a leveraged buy-out (“LBO”) by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake and TPG (collectively, the “Sponsors”). As a result of the LBO, we are highly leveraged and our equity is not publicly traded.

Our Sponsors continually evaluate various strategic alternatives with respect to the Company, including a potential spin-off of the AS business to our current equity holders. We expect that if we were to spin-off the AS business, AS would incur new debt and we would repay a portion of our existing indebtedness. Additionally, along with any spin-off of AS, we would receive cash proceeds from an issuance of equity of one of our Parent Companies. There can be no assurance that we will ultimately pursue any strategic alternatives with respect to any business segment, including AS, or an equity issuance or, if we do, what the structure or timing for any such transaction would be.

Recent Developments

On April 2, 2012, we completed a redemption of all of our outstanding 10.625% Senior Notes due 2015. In connection with the redemption in the second quarter of 2012, we expect to record a loss on extinguishment of debt, including the write-off of unamortized costs, of approximately $36 million.

On June 8, 2012, Charles J. Neral accepted our offer to serve as chief financial officer effective July 2, 2012. Mr. Neral will succeed Robert F. Woods, who will resign from his position as our chief financial officer effective as of July 1, 2012.

Mr. Neral brings to us more than three decades of technology industry leadership in software, finance and operations. Most recently, Mr. Neral, age 53, was chief financial officer of SafeNet, a cyber-security company, from 2009 to 2012. Previously, from 2004 to 2009, he served as vice president of finance for IBM’s worldwide software business, which grew to over $20 billion during his tenure. From 1981 to 2004, Mr. Neral served in a variety of financial roles across IBM’s Sales, Server and Global Services organizations, including executive roles in Asia Pacific and at IBM corporate headquarters.

We entered into a definitive employment agreement with Mr. Neral with an effective date of July 2, 2012 (the “Effective Date”). The terms include the following:

•	A term through July 2, 2014, with one-year renewals automatically effective one year before expiration, unless terminated on one year’s advance notice.

•

An annual base salary of $500,000, subject to review periodically for appropriate increases by the CEO or the Compensation Committee of the Board of Directors pursuant to our normal performance review policies for senior level executives.

•

The opportunity to participate in all short- and long-term incentive programs established by us for senior level executives, with an annual 2012 cash bonus of no less than the target amount of $500,000, pro rated for the time that Mr. Neral is employed by us during 2012.

•	A sign-on bonus of $100,000 to be paid within 30 days after the Effective Date.

•	Employee benefits consistent with those made available to our senior level executives.

•

Relocation benefits up to a maximum of $100,000 consistent with our relocation policy for reasonable expenses incurred in connection with Mr. Neral’s relocation to the Wayne, PA area and temporary living expenses for six months, with all such expense reimbursement to include a tax gross-up.

•	Subject to the terms and conditions of our equity plan and applicable grant agreements:

•

An equity grant of restricted stock units (“RSUs”) valued at approximately $2,500,000 on date of grant, which will vest 100% on the first anniversary of the Effective Date, provided that if Mr. Neral’s employment terminates before such anniversary for any reason other than cause or his resignation without good reason, the RSUs shall vest immediately before his termination of employment.

•

A second equity grant of RSUs valued at approximately $3,000,000 on date of grant (the “Second Grant”), which will vest over four years after the Effective Date and consist of RSUs with 50% subject to time vesting (28% vesting on the first anniversary of the Effective Date and the remaining 72% vesting in equal monthly installments over the remaining 36 months) and 50% subject to performance vesting (25% vesting annually from 2012 through 2015 based upon consolidated company EBITA performance each year). The Second Grant will include the following change in control protections:

•

If a Change of Control (as defined in the employment agreement) occurs after July 2, 2014, such grant will become fully vested and exercisable (i) on the date of termination of employment if Mr. Neral’s employment is terminated by us without cause or by Mr. Neral for Good Reason (as defined in the employment agreement) and such termination occurs on or within 18 months following the Change of Control or (ii) on the date of the Change of Control if an In Contemplation Termination has occurred. An “In Contemplation Termination” is a termination of Mr. Neral’s employment without cause or for Good Reason within six months prior to a Change of Control if such termination of employment is in contemplation of the Change of Control.

•

If the Change of Control occurs during the employment term prior to July 2, 2014, then only 50% of the unvested Second Grant will vest and become exercisable upon (i) Mr. Neral’s termination of employment by us without cause or by Mr. Neral for Good Reason if such termination occurs on or within 18 months following the Change of Control or (ii) the date of the Change of Control if an In Contemplation Termination occurred, and the balance of the unvested portion of the Second Grant shall be terminated.

•

The right to receive certain severance payments and benefits upon certain terminations. If Mr. Neral’s employment is terminated by us without cause or Mr. Neral resigns for Good Reason, we will pay him (i) a lump sum cash payment equal the sum of his annual base salary plus target incentive bonus; (ii) a pro rated annual bonus for the year in which the termination occurs; (iii) a lump sum cash payment equal to the cost of continued medical, dental and vision coverage for Mr. Neral and as applicable his spouse and dependents for one year following the date of termination at subsidized employee rates, which payment will include a tax gross up, and (iv) other amounts earned, accrued or owing but not yet paid (collectively, the “Accrued Amounts”). If Mr. Neral’s employment is terminated by us for cause or Mr. Neral resigns without good reason, he will be entitled to only the Accrued Amounts. If Mr. Neral’s employment is terminated on account of his death or disability, he (or his beneficiaries or estate, as applicable) will be entitled to the Accrued Amounts and a pro rated bonus for the year in which the termination of employment occurs.

•	Certain restrictive covenants (noncompetition, confidentiality and nonsolicitation). Mr. Neral is bound by the noncompetition and nonsolicitation covenants for one year following the termination date.

Corporate Information

SunGard Data Systems Inc. was incorporated under Delaware law in 1982. Our principal executive offices are located at 680 East Swedesford Road, Wayne, Pennsylvania 19087. Our telephone number is (484) 582-2000. Our corporate website is located at www.sungard.com. The information on, or accessible through, our corporate website is not a part of, or incorporated by reference in, this offering memorandum.

The Notes

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The sections captioned “Description of Senior Notes Due 2018,” “Description of Senior Notes Due 2020” and “Description of Senior Subordinated Notes” in this prospectus contain a more detailed description of the terms and conditions of the notes.

Issuer	SunGard Data Systems Inc.

Securities Offered	7 3/8% Senior Notes due 2018.

7 5/8% Senior Notes due 2020.

10 1/4% Senior Subordinated Notes due 2015.

Maturity	The senior notes due 2018 mature on November 15, 2018.

The senior notes due 2020 mature on November 15, 2020.

The senior subordinated notes mature on August 15, 2015.

Interest Rate	The senior notes due 2018 bear interest at a rate of 7 3/8% per annum.

The senior notes due 2020 bear interest at a rate of 7 5/8% per annum.

The senior subordinated notes bear interest at a rate of 10 1/4% per annum.

Interest Payment Dates	We pay interest on the senior notes due 2018 and the senior notes due 2020 on May 15 and November 15 and on the senior subordinated notes on February 15 and August 15. Interest accrues from the most recent date to which interest has been paid or, if no interest has been paid, the issue date of the notes.

Guarantees	Each of our domestic subsidiaries that guarantees the obligations under our senior secured credit facilities are initially jointly and severally and unconditionally guaranteeing the senior notes on a senior unsecured basis and the senior subordinated notes on an unsecured senior subordinated basis.

Ranking	The senior notes are our senior unsecured obligations and:

•    rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including the senior subordinated notes;

• rank equally in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes; and

•    are effectively subordinated in right of payment to all of our existing and future secured debt including obligations under our senior secured credit facilities and the 4.875% senior notes due 2014 (referred to in this prospectus as the “senior secured notes”), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the senior notes.

Similarly, the guarantees of the senior notes are senior unsecured obligations of the guarantors and:

•    rank senior in right of payment to all of the applicable guarantor’s future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including such guarantor’s guarantee under the senior subordinated notes;

•    rank equally in right of payment to all of the applicable guarantor’s existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes; and

•    are effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt (including such guarantor’s guarantee under our senior secured credit facilities and the senior secured notes), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the senior notes.

The senior subordinated notes are our unsecured senior subordinated obligations and:

•    are subordinated in right of payment to our existing and future senior debt, including our senior secured credit facilities, the senior secured notes and the senior notes;

•    rank equally in right of payment to all of our future senior subordinated debt;

•    are effectively subordinated in right of payment to all of our existing and future secured debt (including our senior secured credit facilities and the senior secured notes), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the senior subordinated notes; and

•    rank senior in right of payment to all of our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior subordinated notes.

Similarly, the guarantees of the senior subordinated notes are unsecured senior subordinated obligations of the guarantors and:

•    are subordinated in right of payment to all of the applicable guarantor’s existing and future senior debt, including such guarantor’s guarantee under our senior secured credit facilities, the senior secured notes and the senior notes;

•    rank equally in right of payment to all of the applicable guarantor’s future senior subordinated debt;

•    are effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt (including such guarantor’s guarantee under our senior secured credit facilities and the senior secured notes), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the senior subordinated notes; and

•    rank senior in right of payment to all of the applicable guarantor’s future subordinated debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior subordinated notes.

As of March 31, 2012, (1) the notes and related guarantees ranked effectively junior to approximately $3,294 million of senior secured indebtedness (which includes $250 million face amount of our senior secured notes that are recorded at $243 million), (2) the senior notes and related guarantees ranked senior to the $1,000 million of senior subordinated notes, (3) the senior subordinated notes and related guarantees ranked junior to the senior indebtedness under the senior secured credit facilities, the senior secured notes, the senior notes and $18 million of payment obligations relating to historical acquisitions and capital lease obligations, all of which totaled approximately $6,609 million, (4) we had an additional $858 million of unutilized capacity under our revolving credit facility, after giving effect to certain outstanding letters of credit and (5) our non-guarantor subsidiaries had approximately $213 million (of the $6,609 million described above) of payment obligations relating to historical acquisitions and capital lease obligations. In addition, $200 million was outstanding under our receivables facility which is secured by accounts receivable of our subsidiaries that participate in the facility.

Optional Redemption	Prior to November 15, 2013, we have the option to redeem the senior notes due 2018, in whole or in part, at a price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to the redemption date and a “make-whole premium,” as described under “Description of Senior Notes due 2018—Optional Redemption.” Beginning on November 15, 2013, we may redeem some or all of the senior notes due 2018 at the redemption prices listed under “Description of Senior Notes Due 2018—Optional Redemption” plus accrued interest on the senior notes to the date of redemption.

Prior to November 15, 2015, we have the option to redeem the senior notes due 2020, in whole or in part, at a price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to the redemption date and a “make-whole premium,” as described under “Description of Senior Notes due 2020—Optional Redemption.” Beginning on November 15, 2015, we may redeem some or all of the senior notes due 2020 at the redemption prices listed under “Description of Senior Notes Due 2020—Optional Redemption” plus accrued interest on the senior notes to the date of redemption.

We may redeem some or all of the senior subordinated notes at any time at the redemption prices listed under “Description of Senior Subordinated Notes—Optional Redemption” plus accrued interest on the senior subordinated notes to the date of redemption.

Optional Redemption After Certain Equity Offerings	At any time (which may be more than once) before November 15, 2013, we may redeem up to 35% of the original principal amount of the senior notes due 2018 with the proceeds of certain equity offerings at a redemption price equal to 107.375% of the face thereof, together with accrued and unpaid interest, if any, to the date of redemption. See “Description of Senior Notes due 2018—Optional Redemption.”

At any time (which may be more than once) before November 15, 2013, we may redeem up to 35% of the original principal amount of the senior notes due 2020 with the proceeds of certain equity offerings at a redemption price equal to 107.625% of the face thereof, together with accrued and unpaid interest, if any, to the date of redemption. See “Description of Senior Notes due 2020—Optional Redemption.”

Change of Control Offer	Upon the occurrence of a change of control, you will have the right, as holders of the notes, to require us to repurchase some or all of your notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “Description of Senior Notes Due 2018—Repurchase at the Option of Holders—Change of Control,” “Description of Senior Notes Due 2020—Repurchase at the Option of Holders—Change of Control” and “Description of Senior Subordinated Notes—Repurchase at the Option of Holders—Change of Control.”

We may not be able to pay you the required price for notes you present to us at the time of a change of control, because:

• we may not have enough funds at that time; or

• terms of our senior debt, including, in the case of the senior subordinated notes, the indenture governing the senior notes, may prevent us from making such payment.

Your right to require us to repurchase a series of notes upon the occurrence of a change of control will be suspended during any time that the applicable series of notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

Certain Indenture Provisions	The indentures governing the notes contain covenants limiting our ability and the ability of our restricted subsidiaries to:

• incur additional debt or issue certain preferred shares;

• pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

• make certain investments;

• sell certain investments;

• create liens on certain assets to secure debt;

• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

• enter into certain transactions with our affiliates; and

• designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of Senior Notes Due 2018,” “Description of Senior Notes Due 2020” and “Description of Senior Subordinated Notes.” Certain covenants will cease to apply to a series of notes at all times after the applicable series of notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

No Public Market	The notes are freely transferable, but there may not be an active trading market for the notes. We cannot assure you as to the future liquidity of any market.

Risk Factors

You should carefully consider all the information in the prospectus prior to investing in the notes. In particular, we urge you to carefully consider the factors set forth under the heading “Risk Factors.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary historical consolidated financial data of SunGard Data Systems Inc. as of the dates and for the periods indicated. The summary historical consolidated financial data for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2009 has been derived from unaudited financial statements not included in this prospectus. The summary historical consolidated financial data for the three months ended March 31, 2011 and 2012 and as of March 31, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year ended December 31,			Three Months Ended March 31,
(Dollars in millions)	2009	2010	2011	2011	2012
Statement of Operations Data:
Revenue	$4,806	$4,490	$4,499	$1,086	$1,039
Operating costs and expenses:
Cost of sales and direct operating	2,249	1,937	1,891	494	469
Sales, marketing and administration	992	1,042	1,095	262	258
Product development and maintenance	354	372	422	95	88
Depreciation and amortization	275	278	272	69	71
Amortization of acquisition-related intangible assets	496	451	438	117	102
Goodwill impairment charges(1)	1,126	205	48	—	—

Total operating costs and expenses	5,492	4,285	4,166	1,037	988

Operating income (loss)	(686)	205	333	49	51
Interest income	7	2	3	1	—
Interest expense and amortization of deferred financing fees	(637)	(638)	(524)	(137)	(122)
Loss on extinguishment of debt	—	(58)	(3)	(2)	(15)
Other income (expense)(2)	15	7	—	—	2

Income (loss) from continuing operations before income taxes	(1,301)	(482)	(191)	(89)	(84)
Income tax (expense) benefit	116	68	118	11	7

Loss from continuing operations	(1,185)	(414)	(73)	(78)	(77)
Income (loss) from discontinued operations(1)	67	(156)	(76)	55	312

Net income (loss)	$(1,118)	$(570)	$(149)	$(23)	$235

Comprehensive income (loss)	$(1,020)	$(478)	$(166)	$42	$271

Balance Sheet Data:
Cash and cash equivalents(3)	$637	$771	$868		$1,378
Total assets	13,980	12,968	12,550		11,585
Total debt (including current portion of long-term debt)	8,315	8,055	7,829		6,609
Total stockholders’ equity	2,067	1,607	1,461		1,733

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$639	$721	$678	$53	$75
Investing activities	(333)	(260)	(326)	(82)	1,677
Financing activities	(628)	(344)	(253)	11	(1,254)

Other Financial Data:
EBITDA(4)	$100	$883	$1,040	$233	$211
Capital expenditures, net(5)	315	298	276	61	60

(1)	In 2009 we recorded $1.13 billion of goodwill impairment charges for our AS unit in 2009. In 2010 we recorded $328 million of goodwill impairment for our PS and HE segments, of which $205 million is presented in continuing operations and $123 million in discontinued operations. Included in continuing operations in 2011 are goodwill impairment charges of $48 million that are related to prior year periods but have been corrected in 2011. Included in income (loss) from discontinued operations in 2011 is $135 million of deferred tax expense related to the book-over-tax basis difference of a HE subsidiary that is classified as held for sale at December 31, 2011 and a goodwill impairment charge of $3 million. Included in income (loss) from discontinued operations in the three months ended March 31, 2012 is a pretax gain on the sale of the HE business of $563 million.
(2)	In 2009, we recorded $14 million of foreign currency transaction gains related to our euro-denominated term loan. In 2010, we recorded $4 million of foreign currency transaction gains related to our euro-denominated term loans.
(3)	Cash excludes cash held by the discontinued operations of $27 million, $7 million and $5 million at December 31, 2009, 2010 and 2011, respectively.
(4)	EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest, taxes and depreciation and amortization. EBITDA is not a recognized term under generally accepted accounting principles (GAAP) and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between the historical results of SunGard and results that reflect purchase accounting and the new capital structure. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies.

Historical EBITDA is calculated as follows:

				Three Months Ended March 31,
	2009	2010	2011	2011	2012
Loss from continuing operations	$(1,185)	$(414)	$(73)	$(78)	$(77)
Interest expense, net	630	636	521	136	122
Income tax benefit	(116)	(68)	(118)	(11)	(7)
Depreciation and amortization	771	729	710	186	173

EBITDA	$100	$883	$1,040	$233	$211

(5)	Capital expenditures represent net cash paid for property and equipment as well as software and other assets.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus, including the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before deciding whether to invest in the notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the notes could decline or we may not be able to make payments of interest and principal on the notes, and you may lose some or all of your investment.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

As a result of being acquired on August 11, 2005 by a consortium of private equity investment funds, we are highly leveraged and our debt service requirements are significant.

Our high degree of debt-related leverage could have important consequences, including:

•	making it more difficult for us to make payments on our debt obligations;

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest;

•	restricting us from making acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit agreement and the indentures relating to our senior notes due 2018 and 2020 and senior subordinated notes due 2015. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit agreement and the indentures governing our senior notes due 2018 and 2020 and senior subordinated notes due 2015 contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, under the senior secured credit agreement, we are required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those ratios and tests. A breach of any of these covenants could result in a default under the senior secured credit agreement. Upon an event of default under the senior secured credit agreement, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit.

If we were unable to repay those amounts, the lenders under the senior secured credit agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the senior secured credit agreement and the senior notes due 2014, to the extent required by the indenture governing these notes. If the lenders under the senior secured credit agreement accelerate the repayment of borrowings, we may not have sufficient assets to repay the senior secured credit facilities and the senior notes, as well as our unsecured indebtedness.

Risks Related to Our Business

Our business depends largely on the economy and financial markets, and a slowdown or downturn in the economy or financial markets could adversely affect our business and results of operations.

When there is a slowdown or downturn in the economy, a drop in stock market levels or trading volumes, or an event that disrupts the financial markets, our business and financial results may suffer for a number of reasons. Customers may react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their IT spending. In addition, customers may curtail or discontinue trading operations, delay or cancel IT projects, or seek to lower their costs by renegotiating vendor contracts. Also, customers with excess IT resources may choose to take their information availability solutions in-house rather than obtain those solutions from us. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers to lower cost solutions. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our financial results. Because our financial performance tends to lag behind fluctuations in the economy, our recovery from any particular downturn in the economy may not occur until after economic conditions have generally improved.

Our business depends to a significant degree on the financial services industry, and a weakening of, or further consolidation in, or new regulations affecting, the financial services industry could adversely affect our business and results of operations.

Because our customer base is concentrated in the financial services industry, our business is largely dependent on the health of that industry. When there is a general downturn in the financial services industry, or if our customers in that industry experience financial or business problems, our business and financial results may suffer. If financial services firms continue to consolidate, there could be a material adverse effect on our business and financial results. When a customer merges with a firm using its own solution or another vendor’s solution, it could decide to consolidate on a non-SunGard system, which could have an adverse effect on our financial results.

To the extent newly adopted regulations negatively impact the business, operations or financial condition of our customers, our business and financial results could be adversely affected. We could be required to invest a significant amount of time and resources to comply with additional regulations or to modify the manner in which we provide products and services to our customers; and such regulations could limit how much we can charge for our services. We may not be able to update our existing products and services, or develop new ones at all or in a timely manner, to satisfy our customers’ needs. Any of these events, if realized, could have a material adverse effect on our business and financial results.

Catastrophic events may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability.

Our business may be adversely affected by a war, terrorist attack, natural disaster or other catastrophe. A catastrophic event could have a direct negative impact on us or an indirect impact on us by, for example, affecting our customers, the financial markets or the overall economy. The potential for a direct impact is due primarily to our significant investment in our infrastructure. Although we maintain redundant facilities and have contingency plans in place to protect against both man-made and natural threats, it is impossible to fully anticipate and protect against all potential catastrophes. Despite our preparations, a security breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for customers, disruptions to our operations, or damage to our important facilities. The same disasters or circumstances that may lead to our customers requiring access to our availability services may negatively impact our own ability to provide such services. Our three largest availability services facilities are particularly important, and a major disruption at one or more of those facilities could disrupt or otherwise impair our ability to provide services to our availability services customers. If any of these events happen, we may be exposed to unexpected liability, our customers may leave, our reputation may be tarnished, and there could be a material adverse effect on our business and financial results.

Our application service provider systems may be subject to disruptions that could adversely affect our reputation and our business.

Our application service provider systems maintain and process confidential data on behalf of our customers, some of which is critical to their business operations. For example, our capital markets systems maintain account and trading information for our customers and their clients, and our wealth management and insurance systems maintain investor account information for retirement plans, insurance policies and mutual funds. There is no guarantee that the systems and procedures that we maintain to protect against unauthorized access to such information are adequate to protect against all security breaches. If our application service provider systems are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, our customers could experience data loss, financial loss, harm to reputation and significant business interruption. If that happens, we may be exposed to unexpected liability, our customers may leave, our reputation may be tarnished, and there could be a material adverse effect on our business and financial results.

Because the sales cycle for our software is typically lengthy and unpredictable, our results may fluctuate from period to period.

Our operating results may fluctuate from period to period and be difficult to predict in a particular period due to the timing and magnitude of software sales. We offer a number of our software solutions on a license basis, which means that the customer has the right to run the software on its own computers. The customer usually makes a significant up-front payment to license software, which we generally recognize as revenue when the license contract is signed and the software is delivered. The size of the up-front payment often depends on a number of factors that are different for each customer, such as the number of customer locations, users or accounts. As a result, the sales cycle for a software license may be lengthy and take unexpected turns. Thus, it is difficult to predict when software sales will occur or how much revenue they will generate. Since there are few incremental costs associated with software sales, our operating results may fluctuate from quarter to quarter and year to year due to the timing and magnitude of software sales.

Rapid changes in technology and our customers’ businesses could adversely affect our business and financial results.

Our business may suffer if we do not successfully adapt our products and services to changes in technology and changes in our customers’ businesses. These changes can occur rapidly and at unpredictable intervals and we may not be able to respond adequately. If we do not successfully update and integrate our products and services to adapt to these changes, or if we do not successfully develop new products and services needed by our customers to keep pace with these changes, then our business and financial results may suffer. Our ability to keep up with technology and business changes is subject to a number of risks and we may find it difficult or costly to, among other things:

•	update our products and services and to develop new products fast enough to meet our customers’ needs;

•	make some features of our products and services work effectively and securely over the Internet;

•	integrate more of our FS solutions;

•	update our products and services to keep pace with business, regulatory and other developments in the financial services industry, where many of our customers operate; and

•	update our services to keep pace with advancements in hardware, software and telecommunications technology.

Some technological changes, such as advancements that have facilitated the ability of our AS customers to develop their own internal solutions, may render some of our products and services less valuable or eventually obsolete. In addition, because of ongoing, rapid technological changes, the useful lives of some technology assets have become shorter and customers are therefore replacing these assets more often. As a result, our customers are increasingly expressing a preference for contracts with shorter terms, which could make our revenue less predictable in the future.

Customers taking their information availability solutions in-house or leveraging inexpensive shared cloud-based solutions may create greater pressure on our organic revenue growth rate.

Our AS solutions allow customers to leverage our technology expertise and process-IP, resource management capabilities and substantial infrastructure investments. Technological advances in recent years have significantly reduced the cost and the complexity of developing in-house solutions. Some customers, especially among the very largest having significant IT resources, prefer to develop and maintain their own in-house availability solutions, which can result in a loss of revenue from those customers. If this trend continues or worsens, there will be continued pressure on our organic revenue growth rate. Also, cloud-based solutions are often perceived as inherently redundant and highly available. This is a misconception, as high availability is only provided when expressly engineered into a cloud environment. However, this belief along with the opportunity to leverage inexpensive cloud infrastructure for shared recovery options can, over time, become a more significant competitive threat especially in the area of availability solutions for less critical applications.

The trend toward information availability solutions utilizing more single customer dedicated resources likely will lower our overall operating margin rate over time.

In the information availability services industry, especially among our more sophisticated customers, there is preference for solutions that utilize some level of dedicated resources, such as blended advanced recovery services and managed services. The primary reason for this is that adding dedicated resources, although more costly, provides greater control, increases security, reduces data loss and facilitates quicker responses to business interruptions. Advanced recovery services often result in greater use of dedicated resources with a modest decrease in operating margin rate. Managed services require significant dedicated resources and, therefore, have an appropriately lower operating margin rate.

Our brokerage operations are highly regulated and are riskier than our other businesses.

Organizations like the SEC, the Financial Services Authority and the Financial Industry Regulatory Authority can, among other things, fine, censure, issue cease-and-desist orders and suspend or expel a broker/dealer or any of its officers or employees for failures to comply with the many laws and regulations that govern brokerage activities. Such sanctions may arise out of currently-conducted activities or those conducted in prior periods. Our ability to comply with these laws and regulations is largely dependent on our establishment, maintenance and enforcement of an effective brokerage compliance program. Our failure to establish, maintain and enforce proper brokerage compliance procedures, even if unintentional, could subject us to significant losses, lead to disciplinary or other actions, and tarnish our reputation. Regulations affecting the brokerage industry may change, which could adversely affect our financial results.

We are exposed to certain risks relating to the execution and clearance services provided by our brokerage operations to customers and counterparties (including other broker/dealers), active traders, hedge funds, and other institutional and noninstitutional clients. These risks include, but are not limited to, customers failing to pay for securities commitments in the marketplace, trading errors, the inability or failure to settle trades, and trade execution or clearance systems failures. In our other businesses, we generally can disclaim liability for trading losses that may be caused by our software, but in our brokerage operations, we may not be able to limit our liability for trading losses even when we are not at fault. As a result we may suffer losses that are disproportionate to the relatively modest profit contributions of this business.

If we fail to comply with government regulations in connection with our business or providing technology services to certain financial institutions, our business and results of operations may be adversely affected.

Because we act as a third-party service provider to financial institutions and provide mission-critical applications for many financial institutions that are regulated by one or more member agencies of the Federal Financial Institutions Examination Council (“FFIEC”), we are subject to examination by the member agencies of the FFIEC. More specifically, we are a Multi-Regional Data Processing Servicer of the FFIEC because we provide mission critical applications for financial institutions from several data centers located in different geographic regions. As a result, the FFIEC conducts periodic reviews of certain of our operations in order to identify existing or potential risks associated with our operations that could adversely affect the financial institutions to whom we provide services, evaluate our risk management systems and controls, and determine our compliance with applicable laws that affect the services we provide to financial institutions. In addition to examining areas such as our management of technology, data integrity, information confidentiality and service availability, the reviews also assess our financial stability. Our incurrence of significant debt in connection with the LBO increases the risk of an FFIEC agency review determining that our financial stability has been weakened. A sufficiently unfavorable review from the FFIEC could result in our financial institution customers not being allowed to use our technology services, which could have a material adverse effect on our business and financial condition.

If we fail to comply with any regulations applicable to our business, we may be exposed to unexpected liability and/or governmental proceedings, our customers may leave, our reputation may be tarnished, and there could be a material adverse effect on our business and financial results. In addition, the future enactment of more restrictive laws or rules on the federal or state level, or, with respect to our international operations, in foreign jurisdictions on the national, provincial, state or other level, could have an adverse impact on business and financial results.

If we are unable to retain or attract customers, our business and financial results will be adversely affected.

If we are unable to keep existing customers satisfied, sell additional products and services to existing customers or attract new customers, then our business and financial results may suffer. A variety of factors could affect our ability to successfully retain and attract customers, including the level of demand for our products and services, the level of customer spending for information technology, the level of competition from customers that develop their own solutions internally and from other vendors, the quality of our customer service, our ability to update our products and develop new products and services needed by customers, and our ability to integrate and manage acquired businesses. Further, the markets in which we operate are highly competitive and we may not be able to compete effectively. Our services revenue, which has been largely recurring in nature, comes from the sale of our products and services under fixed-term contracts. We do not have a unilateral right to extend these contracts when they expire. Revenue from our broker/dealer businesses is not subject to minimum or ongoing contractual commitments on the part of brokerage customers. If customers cancel or refuse to renew their contracts, or if customers reduce the usage levels or asset values under their contracts, there could be a material adverse effect on our business and financial results.

If we fail to retain key employees, our business may be harmed.

Our success depends on the skill, experience and dedication of our employees. If we are unable to retain and attract sufficiently experienced and capable personnel, especially in product development, sales and management, our business and financial results may suffer. For example, if we are unable to retain and attract a sufficient number of skilled technical personnel, our ability to develop high quality products and provide high quality customer service may be impaired. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents. When talented employees leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully retain and attract the personnel that we need.

We are subject to the risks of doing business internationally.

A portion of our revenue is generated outside the United States, primarily from customers located in Europe. Over the past few years we have expanded our operations in India and acquired businesses in China and Singapore in an effort to increase our presence throughout Asia Pacific. Because we sell our services outside the United States, our business is subject to risks associated with doing business internationally. Accordingly, our business and financial results could be adversely affected due to a variety of factors, including:

•	changes in a specific country’s or region’s political and cultural climate or economic condition;

•	unexpected or unfavorable changes in foreign laws and regulatory requirements;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	inadequate intellectual property protection in foreign countries;

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trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the U.S. Department of Commerce and fines, penalties or suspension or revocation of export privileges;

•	the effects of applicable foreign tax law and potentially adverse tax law changes;

•	significant adverse changes in foreign currency exchange rates;

•	longer accounts receivable cycles;

•	managing a geographically dispersed workforce; and

•	difficulties associated with repatriating cash in a tax-efficient manner.

In foreign countries, particularly in those with developing economies, certain business practices may exist that are prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act. Although our policies and procedures require compliance with these laws and are designed to facilitate compliance with these laws, our employees, contractors and agents may take actions in violation of applicable laws or our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business and reputation.

Our acquisition program is part of our strategy but, because of the uncertainties involved, this program may not be successful and we may not be able to successfully integrate and manage acquired businesses.

Generally, we seek to acquire businesses that broaden our existing product lines and service offerings by adding complementary products and service offerings and by expanding our geographic reach. There can be no assurance that our acquisition program will be successful or that we will be able to identify suitable acquisition candidates and successfully complete acquisitions. In addition, we may finance any future acquisition with debt, which would increase our overall levels of indebtedness and related interest costs. If we are unable to successfully integrate and manage acquired businesses, then our business and financial results may suffer. It is possible that the businesses we have acquired and businesses that we acquire in the future may perform worse than expected, be subject to an adverse litigation outcome or prove to be more difficult to integrate and manage than expected. If that happens, there may be a material adverse effect on our business and financial results for a number of reasons, including:

•	we may have to devote unanticipated financial and management resources to acquired businesses;

•	we may not be able to realize expected operating efficiencies or product integration benefits from our acquisitions;

•	we may have to write off goodwill or other intangible assets; and

•	we may incur unforeseen obligations or liabilities (including assumed liabilities not fully indemnified by the seller) in connection with acquisitions.

We could lose revenue due to “fiscal funding” or “termination for convenience” clauses in certain customer contracts, especially in our K-12 and PS businesses.

Certain of our customer contracts, particularly those with governments and school districts, may be partly or completely terminated by the customer due to budget cuts or sometimes for any reason at all. These types of clauses are often called “fiscal funding” or “termination for convenience” clauses. If a customer exercises one of these clauses, the customer would be obligated to pay for the services we performed up to the date of exercise, but would not have to pay for any further services. In addition, governments and school districts may require contract terms that differ from our standard terms. While we have not been materially affected by exercises of these clauses or other unusual terms in the past, we may be in the future. If customers that collectively represent a substantial portion of our revenue were to invoke the fiscal funding or termination for convenience clauses of their contracts, our future business and results of operations could be adversely affected.

The private equity firms that acquired the Company control us and may have conflicts of interest with us.

Investment funds associated with or designated by the Sponsors indirectly own, through their ownership in the Parent Companies, a substantial portion of our capital stock. As a result, the Sponsors have control over our decisions to enter into any corporate transaction regardless of whether noteholders believe that any such transaction is in their own best interests. For example, the Sponsors could cause us to make acquisitions or pay dividends that increase the amount of indebtedness that is secured or that is senior to our senior subordinated notes or to sell assets.

Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by the Sponsors continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions.

If we are unable to protect our proprietary technologies and defend infringement claims, we could lose one of our competitive advantages and our business could be adversely affected.

Our success depends in part on our ability to protect our proprietary products and services and to defend against infringement claims. If we are unable to do so, our business and financial results may suffer. To protect our proprietary technology, we rely upon a combination of copyright, patent, trademark and trade secret law, confidentiality restrictions in contracts with employees, customers and others, software security measures, and registered copyrights and patents. Despite our efforts to protect the proprietary technology, unauthorized persons may be able to copy, reverse engineer or otherwise use some of our technology. It also is possible that others will develop and market similar or better technology to compete with us. Furthermore, existing patent, copyright and trade secret laws may afford only limited protection, and the laws of certain countries do not protect proprietary technology as well as United States law. For these reasons, we may have difficulty protecting our proprietary technology against unauthorized copying or use. If any of these events happens, there could be a material adverse effect on the value of our proprietary technology and on our business and financial results. In addition, litigation may be necessary to protect our proprietary technology. This type of litigation is often costly and time-consuming, with no assurance of success.

We may be sued for violating the intellectual property rights of others.

The software industry is characterized by the existence of a large number of trade secrets, copyrights and the rapid issuance of patents, as well as frequent litigation based on allegations of infringement or other violations of intellectual property rights. We may unknowingly violate the intellectual property rights of others. Some of our competitors or other third parties may have been more aggressive than us in applying for or obtaining patent protection for innovative proprietary technologies both in the United States and internationally. In addition, we use a limited amount of open source software in our products and may use more open source software in the future. Because open source software is developed by numerous independent parties over whom we exercise no supervision or control, allegations of infringement for using open source software are possible. Although we monitor our use and our suppliers’ use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products.

As a result of all of these factors, there can be no assurance that in the future third parties will not assert infringement claims against us and preclude us from using a technology in our products or require us to enter into royalty and licensing arrangements on terms that are not favorable to us, or force us to engage in costly infringement litigation, which could result in us paying monetary damages or being forced to redesign our products to avoid infringement. Additionally, our licenses and service agreements with our customers generally provide that we will defend and indemnify them for claims against them relating to our alleged infringement of the intellectual property rights of third parties with respect to our products or services. We might have to defend or indemnify our customers to the extent they are subject to these types of claims. Any of these claims may be difficult and costly to defend and may lead to unfavorable judgments or settlements, which could have a material adverse effect on our reputation, business and financial results. For these reasons, we may find it difficult or costly to add or retain important features in our products and services.

At present, we are vigorously defending a number of patent infringement cases. While we do not believe we have a potential liability for damages or royalties from any known current legal proceedings or claims related to the infringement of patent or other intellectual property rights that would individually or in the aggregate materially adversely affect our financial condition and operating results, the results of such legal proceedings cannot be predicted with certainty. Should we fail to prevail in any of the matters related to infringement of patent or other intellectual property rights of others or should several of these matters be resolved against us in the same reporting period, it could have a material adverse effect on our business and financial results.

Defects, design errors or security flaws in our products could harm our reputation and expose us to potential liability.

Most of our products are very complex software systems that are regularly updated. No matter how careful the design and development, complex software often contains errors and defects when first introduced and when major new updates or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, if at all. In our development of updates and enhancements to our products, we may make a major design error that makes the product operate incorrectly or less efficiently.

In addition, certain of our products include security features that are intended to protect the privacy and integrity of customer data. Despite these security features, our products and systems, and our customers’ systems may be vulnerable to break-ins and similar problems caused by third parties, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through our computer systems and those of our customers, subject us to liability and tarnish our reputation. We may need to expend significant capital resources in order to eliminate or work around errors, defects, design errors or security problems. Any one of these problems in our products may result in the loss of or a delay in market acceptance of our products, the diversion of development resources, a lower rate of license renewals or upgrades and damage to our reputation, and in turn may increase service and warranty costs.

We have concluded that our internal control over financial reporting was not effective as of December 31, 2011 as a result of our identification of a material weakness related to accounting for deferred income taxes. A material weakness in our internal controls could have a material adverse affect on us.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and operating results could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Further, the complexities of our quarter- and year-end closing processes increase the risk that a weakness in internal controls over financial reporting may go undetected. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with our assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2011, we identified a material weakness related to our accounting for deferred income taxes. For a discussion of our internal control over financial reporting and a description of the identified material weakness, see “Management’s Report on Internal Control Over Financial Reporting” included elsewhere in this prospectus. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. We plan to implement a number of remediation steps to address the material weakness as described in “Management’s Backround and Remediation Plan Related to Internal Control Weakness.” If we are unsuccessful in implementing or following our remediation plan, we may not be able to timely or accurately report our financial condition, results of operations or cash flows or maintain effective disclosure controls and procedures. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, we could be subject to, among other things, regulatory or enforcement actions by the SEC, any one of which could adversely affect our business prospects.

Unanticipated changes in our tax provision or the adoption of new tax legislation could affect our profitability or cash flow.

We are subject to income taxes in the United States and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. We regularly are under audit by tax authorities. Although we believe our tax provision is reasonable, the final determination of our tax liability could be materially different from our historical income tax provisions, which could have a material effect on our financial position, results of operations or cash flows. In addition, tax-law amendments in the U.S. and other jurisdictions could significantly impact how U.S. multinational corporations are taxed. Although we cannot predict whether or in what form such legislation will pass, if enacted it could have a material adverse effect on our business and financial results.

Risks Relating to the Notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The senior secured credit facilities and the indentures under which the notes are issued restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See “Description of Senior Notes Due 2018,” “Description of Senior Notes Due 2020” and “Description of Senior Subordinated Notes.”

Your right to receive payments on each series of notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our senior secured credit facilities and senior secured notes due 2014 and each guarantor’s obligations under their respective guarantees of the senior secured credit facilities and senior secured notes due 2014 are secured by a security interest in substantially all of our domestic tangible and, in the case of the senior secured credit facilities, intangible assets, including the stock of most of our wholly owned U.S. subsidiaries, and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit agreement, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indentures governing the notes offered hereby at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully.

As of March 31, 2012, we had $3,294 million of senior secured indebtedness (which includes $250 million face amount of our senior secured notes that are recorded at $243 million), all of which was indebtedness under our senior secured credit facilities and senior secured notes and which does not include availability of $858 million under our revolving credit facility after giving effect to certain outstanding letters of credit. The indentures governing the notes offered hereby permit us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries and some of our U.S. subsidiaries because they will not guarantee the notes.

The notes are not guaranteed by any of our non-U.S. subsidiaries, our less than wholly owned U.S. subsidiaries, our receivables subsidiaries or certain other U.S. subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

Our non-guarantor subsidiaries accounted for $1,904 million, or 43%, of our total revenue and $416 million, or 41%, of our total EBITDA, for the twelve months ended March 31, 2012, and approximately $3,269 million, or 28%, of our total assets, and approximately $1,165 million, or 12%, of our total liabilities, as of March 31, 2012.

Your right to receive payments on the senior subordinated notes will be junior to the rights of the lenders under our senior secured credit facilities and all of our other senior debt and any of our future senior indebtedness.

The senior subordinated notes are general unsecured obligations that are junior in right of payment to all of our existing and future senior indebtedness. As of March 31, 2012, the senior subordinated notes and related guarantees ranked junior to the senior indebtedness under the senior secured credit facilities, the senior secured notes, the senior notes and $18 million of payment obligations relating to historical acquisitions and capital lease obligations, all of which totaled approximately $5,409 million. An additional $858 million is available to be drawn under our revolving credit facility after giving effect to certain outstanding letters of credit.

We may not pay principal, premium, if any, interest or other amounts on account of the senior subordinated notes in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under the senior secured credit facilities, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we may not be permitted to pay any amount on account of the senior subordinated notes for a designated period of time.

Because of the subordination provisions in the senior subordinated notes, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the senior subordinated notes until we have made all payments in cash on our senior indebtedness. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the senior subordinated notes, including payments of principal or interest when due.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the senior secured credit agreement, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facilities and the indentures governing the notes offered hereby), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit agreement and the indentures governing the notes offered hereby. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit agreement, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, we will be contractually restricted under the terms of our senior secured credit agreement from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under our senior secured credit agreement. In addition, we may be prohibited under the terms of the indentures governing the senior notes, from repurchasing the senior subordinated notes tendered upon a change of control. Our failure to repurchase the notes upon a change of control would cause a default under the indentures governing the notes offered hereby and a cross-default under the senior secured credit agreement. The senior secured credit agreement also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The lenders under the senior secured credit facilities will have the discretion to release the guarantors under the senior secured credit agreement in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

While any obligations under the senior secured credit facilities remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indentures governing the notes offered hereby, at the discretion of lenders under the senior secured credit facilities, if the related guarantor is no longer a guarantor of obligations under the senior secured credit facilities or any other indebtedness. See “Description of Senior Notes Due 2018,” “Description of Senior Notes Due 2020” and “Description of Senior Subordinated Notes.” The lenders under the senior secured credit facilities will have the discretion to release the guarantees under the senior secured credit facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state fraudulent transfer laws may permit a court to void the notes and the related guarantees of the notes, and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the related guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or related guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the related guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the related guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the related guarantees;

•	the issuance of the notes or the incurrence of the related guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the related guarantees was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such related guarantees or further subordinate the notes or such related guarantees to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such related guarantees. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the related guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would not be considered solvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

We do not intend to apply for a listing of the notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the notes and we cannot assure you as to the liquidity of markets that may develop for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. If such markets were to exist, the notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.

FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements other than statements of historical facts included in this prospectus, or incorporated herein by reference, we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, or incorporated herein by reference, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	general economic and market conditions;

•	the condition of the financial services industry, including the effect of any further consolidation among financial services firms;

•	our high degree of debt-related leverage;

•	the effect of war, terrorism, natural disasters or other catastrophic events;

•	the effect of disruptions to our systems and infrastructure;

•	the timing and magnitude of software sales;

•	the timing and scope of technological advances;

•	customers taking their information availability solutions in-house;

•	the trend in information availability toward solutions utilizing more dedicated resources;

•	the market and credit risks associated with broker/dealer operations;

•	the ability to retain and attract customers and key personnel;

•	risks relating to the foreign countries where we transact business;

•	the integration and performance of acquired businesses;

•	the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents;

•	a material weakness in our internal controls;

•	unanticipated changes in our tax provisions or the adoption of new tax legislation; and

•	the other factors set forth under “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus, or incorporated herein by reference, may not in fact occur. We undertake no obligation to publicly update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

This prospectus is delivered in connection with the sale of notes by Goldman, Sachs & Co. in market-making transactions. We will not receive any of the proceeds from such transactions.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data of SunGard Data Systems Inc. as of the dates and for the periods indicated. The selected historical consolidated financial data for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2007, 2008 and 2009 and the periods ended December 31, 2007 and 2008 have been derived from unaudited financial statements not included in this prospectus. The selected historical consolidated financial data for the three months ended March 31, 2011 and 2012 and as of March 31, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year ended December 31,					Three Months Ended March 31,
(Dollars in millions)	2007	2008	2009	2010	2011	2011	2012

Statement of Operations Data:
Revenue	$4,154	$4,861	$4,806	$4,490	$4,499	$1,086	$1,039
Operating income (loss)(1)	523	534	(686)	205	333	49	51
Net loss from continuing operations(1)(2)	(121)	(146)	(1,185)	(414)	(73)	(78)	(77)
Net income (loss) from discontinued operations(1)	61	(96)	67	(156)	(76)	55	312
Net loss	(60)	(242)	(1,118)	(570)	(149)	(23)	235

Cash Flow Data:
Cash flow from operations	$701	$385	$639	$721	$678	$53	$75

Balance Sheet Data:
Total assets	$14,840	$15,778	$13,980	$12,968	$12,550		$11,585
Total short-term and long-term debt	7,485	8,875	8,315	8,055	7,829		6,609
Stockholders’ equity	3,556	3,063	2,067	1,607	1,461		1,733

(1)	In 2009 we recorded $1.13 billion of goodwill impairment charges for our AS unit in 2009. In 2010 we recorded $328 million of goodwill impairment for our PS and HE segments, of which $205 million is presented in continuing operations and $123 million in discontinued operations. Included in continuing operations in 2011 are goodwill impairment charges of $48 million that are related to prior year periods but have been corrected in 2011. Included in income (loss) from discontinued operations in 2011 is $135 million of deferred tax expense related to the book-over-tax basis difference of a HE subsidiary that is classified as held for sale at December 31, 2011 and a goodwill impairment charge of $3 million. Included in income (loss) from discontinued operations in the three months ended March 31, 2012 is a pretax gain on the sale of the HE business of $563 million.
(2)	Included in 2007 loss from continuing operations is $28 million of expense associated with the early retirement of $400 million of senior floating rate notes due 2013, of which $19 million represented the retirement premium paid to noteholders. Included in 2008 loss from continuing operations are intangible asset write-offs of $67 million and foreign currency losses and unused alternative financing commitment fees associated with the acquisition of GL TRADE S.A. of $17 million.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated.

	Year ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
Ratio of earnings to fixed charges (unaudited)(1)	—	—	—	—	—	—	—

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges include: interest expense, whether expensed or capitalized; amortization of debt issuance cost; and the portion of rental expense representative of the interest factor. Earnings for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012 were inadequate to cover fixed charges by $61 million, $41 million, $1,301 million, $482 million, $191 million, $89 million and $84 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are one of the world’s leading software and technology services companies. We provide software and technology services to financial services, education and public sector organizations. We also provide disaster recovery services, managed services, information availability consulting services and business continuity management software. We serve approximately 25,000 customers in more than 70 countries. Our high quality software solutions, excellent customer support and specialized technology services result in strong customer retention rates across all of our business segments and create long-term customer relationships. We believe that we are one of the most efficient operators of mission-critical IT solutions as a result of the economies of scale we derive from serving multiple customers on shared processing platforms.

We operate our business in three segments: Financial Systems (“FS”), Availability Services (“AS”) and Other, which is comprised of K-12 Education (“K-12”) and Public Sector (“PS”). Our FS segment primarily serves financial services companies, corporate and government treasury departments and energy companies. Our AS segment serves IT-dependent companies across virtually all industries. Our Other segment primarily serves state and local governments, nonprofit organizations and K-12 school districts and private schools throughout the U.S.

SunGard Data Systems Inc. (“SunGard”) was acquired on August 11, 2005 in a leveraged buy-out by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake and TPG (the “LBO”).

SunGard is a wholly owned subsidiary of SunGard Holdco LLC, which is wholly owned by SunGard Holding Corp., which is wholly owned by SunGard Capital Corp. II (“SCCII”), which is a subsidiary of SunGard Capital Corp (“SCC”). SCCII and SCC are collectively referred to as the “Parent Companies.” All four of these companies were formed for the purpose of facilitating the LBO and are collectively referred to as the “Holding Companies.”

FS provides mission-critical software and technology services to virtually every type of financial services institution, including buy-side and sell-side institutions, third-party administrators, wealth managers, retail banks, insurance companies, corporate treasuries and energy trading firms. Our broad range of complementary software solutions and associated technology services help financial services institutions automate the business processes associated with trading, managing portfolios and accounting for investment assets.

AS provides disaster recovery services, managed IT services, information availability consulting services and business continuity management software to over 9,000 customers in North America and Europe. With five million square feet of data center and operations space, AS assists IT organizations across virtually all industry and government sectors to prepare for and recover from emergencies by helping them minimize their computer downtime and optimize their uptime. Through direct sales and channel partners, AS helps organizations ensure their people and customers have uninterrupted access to the information systems they need in order to do business.

Other provides software and technology services designed to meet the specialized needs of local, state and federal governments, public safety and justice agencies, public and private schools, utilities, nonprofits and other public sector institutions.

SunGard’s results of operations typically trail current economic activity, largely due to the multi-year contracts that generate the majority of our revenue. We participate in the financial services and public sector industries and, in our availability services business, across a broad cross-section of the economy. Each of these sectors, to varying degrees, has experienced some disruption. The results in 2010 and 2011 reflect the impact of these challenging economic conditions. In response, we are focused on right-sizing our expense base in line with expected revenue opportunities but have continued to invest in capital spending, product development and to opportunistically acquire technology through acquisitions.

The following discussion includes historical and certain forward-looking information that should be read together with the accompanying Consolidated Financial Statements and related footnotes and the discussion above of certain risks and uncertainties (see “Risk Factors”) that could cause future operating results to differ materially from historical results or the expected results indicated by forward-looking statements.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Those estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. We review our estimates and judgments on an ongoing basis and revise them when necessary. Actual results may differ from the original or revised estimates. A summary of our significant accounting policies is contained in Note 1 of Notes to Consolidated Financial Statements. A description of the most critical policies and those areas where estimates have a relatively greater effect in the financial statements follows. Our management has discussed the critical accounting policies described below with our audit committee.

Intangible Assets and Purchase Accounting

Purchase accounting requires that all assets and liabilities be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. Identifiable intangible assets include customer base (which includes customer contracts and relationships), software and trade name. Goodwill represents the excess of cost over the fair value of net assets acquired.

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, the specific characteristics of the identified intangible assets, and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, technological developments, economic conditions and competition. In connection with our determination of fair values for the LBO and for other significant acquisitions, we engage independent appraisal firms to assist us with the valuation of intangible (and certain tangible) assets acquired and certain assumed obligations.

We periodically review carrying values and useful lives of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors that could indicate an impairment include significant underperformance of the asset as compared to historical or projected future operating results, or significant negative industry or economic trends. When we determine that the carrying value of an asset may not be recoverable, the related estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are compared to the carrying value of the asset. If the sum of the estimated future undiscounted cash flows is less than the carrying amount, we record an impairment charge based on the difference between the carrying value of the asset and its fair value, which we estimate based on discounted expected future cash flows. In determining whether an asset is impaired, we make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other relevant factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets.

We are required to perform a goodwill impairment test, a two-step test, annually and more frequently when negative conditions or a triggering event arise. We complete our annual goodwill impairment test as of July 1 for each of our 13 reporting units. In step one, the estimated fair value of each reporting unit is compared to its carrying value. We estimate the fair values of each reporting unit by a combination of (i) estimation of the discounted cash flows of each of the reporting units based on projected earnings in the future (the income approach) and (ii) a comparative analysis of revenue and EBITDA multiples of public companies in similar markets (the market approach). If there is a deficiency (the estimated fair value of a reporting unit is less than the carrying value), a step two test is required. In step two, the amount of any goodwill impairment is measured by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of goodwill, with any resulting impairment reflected in operations. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination.

In September 2011, the FASB issued amended guidance that will simplify how entities test goodwill for impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test(s) become optional. The guidance is effective January 1, 2012 with early adoption permitted. The Company will adopt this guidance for our 2012 goodwill impairment test.

Estimating the fair value of a reporting unit requires various assumptions including projections of future cash flows, perpetual growth rates and discount rates that reflect the risks associated with achieving those cash flows. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions are based on an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. For our most recent annual impairment test as of July 1, 2011, the discount rates used were between 10% and 12% and perpetual growth rates used were between 3% or 4%, based on the specific characteristics of the reporting unit. Based on the results of the step one tests, the Company determined that the fair values of each of its reporting units exceeded carrying value and a step two test was not required for any of the 13 reporting units.

The Company has three reporting units, whose goodwill balances in the aggregate total $1.2 billion as of December 31, 2011, where the excess of the estimated fair value over carrying value of the reporting unit was less than 15% of the carrying value as of the July 1, 2011 impairment test. A one percentage point decrease in the perpetual growth rate or a one percentage point increase in the discount rate would cause each of these reporting units to fail the step one test and require a step two analysis, and some or all of this goodwill could be impaired. Furthermore, if any of these units fail to achieve expected performance levels in the next twelve months or experience a downturn in the business below current expectations, goodwill could be impaired. The Company’s remaining 10 reporting units each had estimated fair values which exceeded of the carrying value of the reporting unit by at least 20% as of the July 1, 2011 impairment test. Two of the Company’s 13 reporting units, whose combined goodwill balance was $929 million and was included in assets held for sale as of December 31, 2011, were sold in connection with the HE sale in January 2012.

In 2009, we recorded an adjustment to the state income tax rate used to calculate the deferred income tax liabilities associated with the intangible assets at the LBO date which resulted in reductions to our deferred tax liability and goodwill balances of approximately $114 million. During 2011 we determined that the 2009 adjustment was incorrect and have reversed it, thereby increasing the deferred tax liability and goodwill balances each by approximately $100 million for continuing operations and $14 million for assets (liabilities) held for sale. During 2011, as a result of this correction, we recorded a goodwill impairment charge of $48 million, of which $36 million related to the impairment charge in 2009 and $12 million related to the impairment charge in 2010, and recorded a $3 million goodwill impairment charge in discontinued operations that related to the 2010 impairment charge. In addition, we recorded an income tax benefit of $48 million, of which $35 million related to prior periods, reflecting the amortization of the deferred income tax liability which benefit would have been reflected in the statement of comprehensive income had the 2009 adjustment not been made. Had we recorded the goodwill impairment charges in the correct periods, the impairment charge for 2009 would have been $1.162 billion, and the impairment charge in 2010 would have been $217 million. We have assessed the impact of correcting these errors in the current period and do not believe that these amounts are material to any prior period financial statements, nor is the correction of these errors material to the 2011 financial statements. As a result, we have not restated any prior period amounts.

Based on the results of the step one test for the July 1 annual impairment test for 2010, we determined that the carrying values of our PS reporting unit, our Public Sector United Kingdom (“PS UK”) reporting unit, which has since been sold and is included in discontinued operations, and our Higher Education Managed Services (“HE MS”) reporting unit, which, along with the remainder of HE, was sold in January 2012 and is included in discontinued operations, were in excess of their respective fair values and a step two test was required for each of these reporting units. The primary driver for the decline in the fair value of the reporting units compared to the prior year is the reduction in the perpetual growth rate assumption used for each of these three reporting units, stemming from the recent disruption in the global financial markets, particularly the markets which these three reporting units serve. Furthermore, there was a decline in the cash flow projections for the PS and PS UK reporting units, compared to those used in the 2009 goodwill impairment test, as a result of decline in the overall outlook for these two reporting units. Additionally, the discount rate assumption used for the PS UK reporting unit was higher than the discount rate used in the 2009 impairment test.

A one percentage point increase in the perpetual growth rate or a one percentage point decrease in the discount rate would have resulted in our HE MS reporting unit having a fair value in excess of carrying value and a step two test would not have been required.

Prior to completing the step two tests, we first evaluated the long-lived assets, primarily the software, customer base and property and equipment, for impairment. In performing the impairment tests for long-lived assets, we estimated the undiscounted cash flows for the asset groups over the remaining useful lives of the reporting unit’s primary asset and compared that to the carrying value of the asset groups. There was no impairment of the long-lived assets.

In completing the step two tests to determine the implied fair value of goodwill and therefore the amount of impairment, we first determined the fair value of the tangible and intangible assets and liabilities. Based on the testing performed, we determined that the carrying value of goodwill exceeded its implied fair value for each of the three reporting units and recorded a goodwill impairment charge of $328 million, of which $205 million is presented in continuing operations and $123 million in discontinued operations.

During 2009, based on an evaluation of year-end results and a reduction in the revenue growth outlook for the AS business, we concluded that AS had experienced a triggering event in its North American reporting unit (“AS NA”), one of two reporting units identified in the July 1, 2009 annual impairment test where the excess of the estimated fair value over the carrying value was less than 10%. As a result, we determined that the carrying value of AS NA was in excess of its fair value. In completing the step two test, we determined that the carrying value of AS NA’s goodwill exceeded its implied fair value by $1.126 billion and recorded a goodwill impairment charge for this amount.

Revenue Recognition

In the fourth quarter of 2010 we adopted, retrospective to the beginning of the year, the provisions of Accounting Standards Update No. 2009-13, Revenue Recognition—Multiple—Deliverable Revenue Arrangements (“ASU 2009-13”) and Accounting Standards Update 2009-14, Software—Certain Revenue Arrangements that Include Software Elements (“ASU 2009-14”). ASU 2009-13 amended existing accounting guidance for revenue recognition for multiple-element arrangements by establishing a selling price hierarchy that allows for the best estimated selling price (“BESP”) to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither vendor specific objective evidence (“VSOE”) nor third-party evidence (“TPE”) is available for that deliverable. ASU 2009-14 modifies the scope of existing software guidance to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. In addition, ASU 2009-14 provides guidance on how a vendor should allocate arrangement consideration to non-software and software deliverables in an arrangement where the vendor sells tangible products containing software components that are essential in delivering the tangible product’s functionality.

The following criteria must be met in determining whether revenue may be recorded: persuasive evidence of a contract exists; services have been provided; the price is fixed or determinable; and collection is reasonably assured.

We generate revenue from the following sources: (1) services revenue, which includes revenue from processing services, software maintenance and support, software rentals, recovery and managed services, professional services and broker/dealer fees; and (2) software license fees, which result from contracts that permit the customer to use a SunGard product at the customer’s site.

Services revenue is recorded as the services are provided based on the fair value of each element. Most AS services revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided. When recovering from an interruption, customers generally are contractually obligated to pay additional fees, which typically cover the incremental costs of supporting customers during recoveries. FS services revenue includes monthly fees, which may include a fixed minimum fee and/or variable fees based on a measure of volume or activity, such as the number of accounts, trades or transactions, users or the number of hours of service.

For fixed-fee professional services contracts, services revenue is recorded based upon proportional performance, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. Changes in the estimated costs or hours to complete the contract and losses, if any, are reflected in the period during which the change or loss becomes known.

License fees result from contracts that permit the customer to use a SunGard software product at the customer’s site. Generally, these contracts are multiple-element arrangements since they usually provide for professional services and ongoing software maintenance. In these instances, license fees are recognized upon the signing of the contract and delivery of the software if the license fee is fixed or determinable, collection is probable, and there is sufficient vendor specific evidence of the fair value of each undelivered element. When there are significant program modifications or customization, installation, systems integration or related services, the professional services and license revenue are combined and recorded based upon proportional performance, measured in the manner described above. Revenue is recorded when billed when customer payments are extended beyond normal billing terms, or at acceptance when there is significant acceptance, technology or service risk. Revenue also is recorded over the longest service period in those instances where the software is bundled together with post-delivery services and there is not sufficient evidence of the fair value of each undelivered service element.

With respect to software related multiple-element arrangements, sufficient evidence of fair value is defined as VSOE. If there is no VSOE of the fair value of the delivered element (which is usually the software) but there is VSOE of the fair value of each of the undelivered elements (which are usually maintenance and professional services), then the residual method is used to determine the revenue for the delivered element. The revenue for each of the undelivered elements is set at the fair value of those elements using VSOE of the price paid when each of the undelivered elements is sold separately. The revenue remaining after allocation to the undelivered elements (i.e., the residual) is allocated to the delivered element.

VSOE supporting the fair value of maintenance is based on the optional renewal rates for each product and is typically 18% to 20% of the software license fee per year. VSOE supporting the fair value of professional services is based on the standard daily rates charged when those services are sold separately.

In some software related multiple-element arrangements, the maintenance or services rates are discounted. In these cases, a portion of the software license fee is deferred and recognized as the maintenance or services are performed based on VSOE of the services.

From time to time we enter into arrangements with customers who purchase non-software related services from us at the same time, or within close proximity, of purchasing software (non-software multiple-element arrangements). Each element within a non-software multiple-element arrangement is accounted for as a separate unit of accounting provided the following criteria are met: the delivered services have value to the customer on a standalone basis; and, for an arrangement that includes a general right of return relative to the delivered services, delivery or performance of the undelivered service is considered probable and is substantially controlled by us. Where the criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

For our non-software multiple-element arrangements, we allocate revenue to each element based on a selling price hierarchy at the arrangement inception. During 2009 the fair value of each undelivered element was determined using VSOE, and the residual method was used to assign a fair value to the delivered element if its VSOE was not available. Under the new rules for 2010 and 2011 described above, the selling price for each element is based upon the following selling price hierarchy: VSOE then TPE then BESP. The total arrangement consideration is allocated to each separate unit of accounting for each of the non-software deliverables using the relative selling prices of each unit based on this hierarchy. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions. Since under the new hierarchy a fair value for each element will be determinable, the residual method is no longer used.

To determine the selling price in non-software multiple-element arrangements, we establish VSOE of the selling price using the price charged for a deliverable when sold separately. Where VSOE does not exist, TPE is established by evaluating similar competitor products or services in standalone arrangements with similarly situated customers. If we are unable to determine the selling price because VSOE or TPE doesn’t exist, we determine BESP for the purposes of allocating the arrangement by considering pricing practices, margin, competition, and geographies in which we offer our products and services.

Unbilled receivables are created when services are performed or software is delivered and revenue is recognized in advance of billings. Deferred revenue is created when billing occurs in advance of performing services or when all revenue recognition criteria have not been met.

We believe that our revenue recognition practices comply with the complex and evolving rules governing revenue recognition. Future interpretations of existing accounting standards, new standards or changes in our business practices could result in changes in our revenue recognition accounting policies that could have a material effect on our consolidated financial results.

Accounting for Income Taxes

We recognize deferred income tax assets and liabilities based upon the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted income tax rates in effect during the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances. Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the appropriate taxing authority has completed their examination even though the statute of limitations remains open, or the statute of limitation expires. Considerable judgment is required in assessing and estimating these amounts and differences between the actual outcome of these future tax consequences and our estimates could have a material effect on our consolidated financial results.

Accounting for Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the appropriate service period. Fair value for stock options is computed using the Black-Scholes pricing model. Determining the fair value of stock-based awards requires considerable judgment, including estimating the expected term of stock options, expected volatility of our stock price, and the number of awards expected to be forfeited. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on our consolidated financial results. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recognized. Our ability to use the deferred tax asset is ultimately based on the actual value of the stock option upon exercise or restricted stock unit upon distribution. If the actual value is lower than the fair value determined on the date of grant, then there could be an income tax expense for the portion of the deferred tax asset that cannot be used, which could have a material effect on our consolidated financial results.

Results of Operations

We evaluate performance of our segments based on operating results before interest, income taxes, goodwill impairment charges, amortization of acquisition-related intangible assets, stock compensation and certain other costs (see Note 12 of Notes to Consolidated Financial Statements). During 2010, we sold our PS UK operation which is presented as discontinued operations. In January 2012, we sold our Higher Education business which is also presented as discontinued operations.

Except as otherwise noted, all explanations below refer to changes in results excluding the impacts from changes in currency translation, which we refer to as constant currency, a non-GAAP measure. We believe presenting our results on a constant currency basis is meaningful for assessing how our underlying businesses have performed due to the fact that we have international operations that are material to our overall operations. As a result, total revenues and expenses are affected by changes in the U.S. Dollar against international currencies. To present this information, current period results for entities reporting in currencies other than U.S. Dollars are converted to U.S. Dollars at the average exchange rate used in the prior year period rather than the actual exchange rates in effect during the current year period. In each of the tables below, we present the percent change based on actual, unrounded results in reported currency and in constant currency. Also, percentages may not add due to rounding.

Three Months Ended March 31, 2012 Compared To Three Months Ended March 31, 2011

The following table sets forth, for the periods indicated, certain amounts included in our Consolidated Statements of Operations, the relative percentage that those amounts represent to consolidated revenue (unless otherwise indicated), and the percentage change in those amounts from period to period.

						Constant Currency
	Three Months Ended		Three Months Ended		Percent Increase (Decrease)	Three Months Ended		Percent Increase (Decrease)
	March 31,		March 31,			March 31,
	2011		2012		2012 vs. 2011	2012		2012 vs. 2011
(in millions)		percent of revenue		percent of revenue			percent of revenue
Revenue
Financial systems (FS)	$672	62%	$632	61%	(6)%	$636	61%	(5)%
Availability services (AS)	364	34%	356	34%	(2)%	358	34%	(2)%
Other(1)	50	5%	51	5%	1%	51	5%	1%

	$1,086	100%	$1,039	100%	(4)%	$1,045	100%	(4)%

Costs and Expenses
Cost of sales and direct operating	$494	45%	$469	45%	(5)%	$472	45%	(4)%
Sales, marketing and administration	262	24%	258	25%	(3)%	260	25%	(2)%
Product development and maintenance	95	9%	88	8%	(7)%	90	9%	(6)%
Depreciation and amortization	69	6%	71	7%	3%	71	7%	3%
Amortization of acquisition- related intangible assets	117	11%	102	10%	(12)%	102	10%	(12)%

	$1,037	96%	$988	95%	(5)%	$995	95%	(4)%

Operating Income
Financial systems(2)	$115	17%	$105	17%	(9)%	$103	16%	(11)%
Availability services(2)	73	20%	63	18%	(13)%	64	18%	(12)%
Other(1)(2)	14	27%	14	29%	7%	14	29%	7%
Corporate	(19)	(2)%	(15)	(1)%	21%	(15)	(1)%	21%
Amortization of acquisition- related intangible assets	(117)	(11)%	(102)	(10)%	12%	(102)	(10)%	12%
Stock Compensation expense	(5)	—%	(11)	(1)%	(100)%	(11)	(1)%	(100)%
Other costs(3)	(12)	(1)%	(3)	—%	72%	(3)	—%	72%

	$49	4%	$51	5%	6%	$50	5%	4%

(1)	Other includes our Public Sector and our K-12 businesses.
(2)	Percent of revenue is calculated as a percent of revenue from FS, AS and Other, respectively.
(3)	Other costs include management fees paid to the Sponsors, purchase accounting adjustments and certain other costs, partially offset in each year by capitalized software development costs.

The following table sets forth, for the periods indicated, certain supplemental revenue data, the relative percentage that those amounts represent to total revenue and the percentage change in those amounts from period to period.

						Constant Currency
					Percent Increase (Decrease)			Percent Increase (Decrease)
	Three Months Ended		Three Months Ended			Three Months Ended
	March 31,		March 31,			March 31,
	2011		2012		2012 vs. 2011	2012		2012 vs. 2011
(in millions)		percent of revenue		percent of revenue			percent of revenue
Financial Systems
Services	$592	54%	$598	58%	1%	$602	58%	1%
License and resale fees	54	5%	24	2%	(55)%	24	2%	(55)%

Total products and services	646	59%	622	60%	(4)%	626	60%	(3)%
Reimbursed expenses	26	2%	10	1%	(59)%	10	1%	(59)%

	$672	62%	$632	61%	(6)%	$636	61%	(5)%

Availability Services
Services	$361	33%	$348	34%	(4)%	$350	34%	(3)%
License and resale fees	—	—%	—	—%	—%	—	—%	—%

Total products and services	361	33%	348	34%	(3)%	350	34%	(3)%
Reimbursed expenses	3	—%	8	1%	112%	8	1%	115%

	$364	34%	$356	34%	(2)%	$358	34%	(2)%

Other
Services	$42	4%	$43	4%	2%	$43	4%	2%
License and resale fees	7	1%	7	1%	2%	7	1%	2%

Total products and services	49	5%	50	5%	2%	50	5%	2%
Reimbursed expenses	1	—%	1	—%	(20)%	1	—%	(20)%

	$50	5%	$51	5%	1%	$51	5%	1%

Total Revenue
Services	$995	92%	$989	95%	(1)%	$995	95%	—%
License and resale fees	61	6%	31	3%	(48)%	31	3%	(48)%

Total products and services	1,056	97%	1,020	98%	(3)%	1,026	98%	(3)%
Reimbursed expenses	30	3%	19	2%	(38)%	19	2%	(38)%

	$1,086	100%	$1,039	100%	(4)%	$1,045	100%	(4)%

Income from Operations:

Our total operating margin was 5% for the three months ended March 31, 2012, compared to 4% for the three months ended March 31, 2011. The more significant factors impacting the 40 basis point operating margin increase are a 130 basis point impact, or $14 million, from the decrease in amortization of acquisition-related intangible assets; a 60 basis point impact, or $6 million, from the decrease in AS equipment expense; a combined 60 basis point impact, or $6 million, from the decrease in professional services expense and advertising expense; a 20 basis point impact, or $2 million, from the decrease in shutdown costs for the professional trading business of the Broker/Dealer, defined below; a (260) basis point impact, or $28 million, from the decrease in software license fee revenue in 2012 and a (50) basis point impact, or $5 million, from the increase in stock compensation expense.

Financial Systems:

The FS operating margin was 16% and 17% for the three months ended March 31, 2012 and 2011, respectively. The more significant factors impacting the operating margin decrease of (90) basis points are a $29 million decrease in software license fee revenue, which had a (380) basis point impact on the operating margin; the combined 120 basis point impact, or $8 million, from the decrease in employment-related and consultant expenses; the impact of the lower activity in the low margin Broker/Dealer, defined below, which had a 60 basis point impact on the operating margin; and the 30 basis point impact, or $2 million, from the decrease in professional services expense.

Availability Services:

The AS operating margin was 18% and 20% for the three months ended March 31, 2012 and 2011, respectively. In North America, recovery services, which typically uses shared resources, had a (350) basis point impact on AS operating margin in 2012 due primarily to a $15 million decrease in higher margin recovery services revenue, partially offset by a $4 million decrease in equipment expense due to lower equipment leases, lower hardware/software maintenance, and lower network costs. Also in North America, professional services decreased the operating margin in 2012 by (70) basis points due primarily to a combined $2 million increase in severance and consultant expense on unchanged revenue. Managed services helped the margin in 2012 by 170 basis points due primarily to a $6 million increase in typically lower margin managed services revenue, which uses dedicated resources, and decreases of $2 million of facilities, primarily lower utilities and building-related maintenance expenses.

Other:

The operating margin from Other was 29% and 27% for the three months ended March 31, 2012 and 2011, respectively. The operating margin increased due primarily to the $1 million improvement in revenue and $1 million decrease in professional services expense, partially offset by a $1 million increase in employment-related expense.

Revenue:

Total reported revenue decreased $47 million or 4% for the three months ended March 31, 2012 compared to the first quarter of 2011. On a constant currency basis, revenue decreased $41 million, or 4%. Software license revenue decreased $28 million, primarily in FS. In addition, approximately $23 million of the $41 million decrease was due to a decrease in revenue from one of our capital markets businesses, a broker/dealer with an inherently lower margin than our other financial systems businesses, whose performance is a function of market volatility and customer mix (the “Broker/Dealer.”) This $23 million decrease was due primarily to no longer providing correspondent clearing services for a large, former Broker/Dealer customer that has since begun to self-clear its broker/dealer operations.

Financial Systems:

FS reported revenue decreased $40 million or 6% in the first quarter of 2012 from the prior year period, and decreased 5% on a constant currency basis. Three percentage points of the decrease in constant currency was related to lower revenues from the Broker/Dealer. Processing revenue increased $10 million, or 5%, due mainly to the impact of new business signed in 2011, higher volumes in 2012 and annual rate increases, and increased $3 million due to acquisitions. Reported revenue and constant currency revenue from license and resale fees included software license revenue of $21 million, a decrease of $29 million, or 58%, compared to the same quarter in 2011, due mainly to high-value, multi-year license renewal transactions with scope expansion recognized in 2011, including one deal worth $14 million, for which there were no similar sized transactions in 2012.

Availability Services:

AS reported revenue decreased $8 million in the first quarter of 2012 from the prior year period. On a constant currency basis, revenue decreased 2% in the quarter. In North America, which accounts for over 75% of our AS business, revenue decreased 3%, where decreases in recovery services revenue exceeded growth in managed services revenue. Revenue in Europe, primarily from our U.K. operations, increased 2%, where an increase in managed services revenue was partially offset by a decrease in recovery services revenue. Most of our recovery services revenue, which is derived from tape-based solutions, has been declining due primarily to attrition to other service providers and customer internal solutions, and demand for recovery services has been shifting from tape-based solutions to disk- and cloud-based advanced recovery solutions. Separately, in managed services, demand has been increasing for outsourced management of IT operations and applications. We expect these trends to continue in the future.

Other:

Reported revenue and constant currency revenue from Other increased $1 million, or 1%, for the three months ended March 31, 2012, from the corresponding period in 2011. Reported revenue from license and resale fees included software license revenue of $2 million in the three months ended March 31, 2012, unchanged from the prior year period.

Costs and Expenses:

Cost of sales and direct operating expenses as a percentage of total revenue was 45% in each of the three-month periods ended March 31, 2012 and 2011, and decreased $22 million. Impacting the period was a $16 million decrease in reimbursed expenses relating to the operations of the Broker/Dealer business due primarily to no longer providing correspondent clearing services for a large, former Broker/Dealer customer that has since begun to self-clear its broker/dealer operations; a $6 million decrease in AS equipment costs associated with lower equipment leases, equipment and software maintenance and decreased network costs; and a $3 million decrease in FS employment-related expenses due primarily to severance actions taken in 2011; partially offset by the increase from FS acquired businesses of $3 million.

Sales, marketing and administration expenses as a percentage of total revenue was 25% and 24% in the three months ended March 31, 2012 and 2011, respectively, and decreased $2 million. The increase in the percentage of revenue is due primarily to the decrease in revenue.

Because AS product development and maintenance costs are less significant, it is more meaningful to measure product development and maintenance expenses as a percentage of revenue excluding AS. For each of the three months ended March 31, 2012 and 2011, product development and maintenance costs were 13% of revenue excluding AS, respectively, and decreased $5 million. The decrease is primarily related to a combined $5 million decrease in FS employment-related and consultant expenses partially as a result of severance actions taken in 2011.

Amortization of acquisition-related intangible assets was 10% and 11% of total revenue in the three months ended March 31, 2012 and 2011, respectively, and decreased $15 million. The decrease is due primarily to the $10 million impact of software assets that were fully amortized in the prior year and $7 million of impairment charges in the prior year period.

Interest expense was $122 million and $137 million for the three months ended March 31, 2012 and 2011, respectively. The decrease in interest expense was due primarily to the repayment in January 2012 of $1.22 billion of our outstanding term loans as a result of the sale of HE and interest rate decreases resulting from the expiration of interest rate swaps in each of February 2011 and 2012.

Loss on extinguishment of debt was $15 million and $2 million for the three months ended March 31, 2012 and 2011, respectively. This increase was due primarily to the write-off of unamortized costs due to the partial repayment of term loans in January 2012 discussed above.

The effective income tax rates for the three months ended March 31, 2012 and 2011 were 8% and 12%, respectively. The rate in each period reflects the expected mix of taxable income in various jurisdictions. Given the small base of overall projected pretax income, changes in the mix of income or the total amount of income for 2012 may significantly impact the estimated effective income tax rate for the year.

Accreted dividends on SCCII’s cumulative preferred stock were $62 million and $54 million for the three months ended March 31, 2012 and 2011, respectively. The increase in dividends is due to compounding. No dividends have been declared by SCCII.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table sets forth, for the periods indicated, certain amounts included in our Consolidated Statements of Operations and the relative percentage that those amounts represent to consolidated revenue (unless otherwise indicated).

						Constant Currency
	Year Ended December 31, 2010		Year Ended December 31, 2011		Percent Increase (Decrease) 2011 vs. 2010	Year Ended December 31, 2011		Percent Increase (Decrease) 2011 vs. 2010
(in millions)		percent of revenue		percent of revenue			percent of revenue
Revenue
Financial systems (FS)	$2,807	63%	$2,835	63%	1%	$2,775	63%	(1)%
Availability services (AS)	1,469	33%	1,461	32%	(1)%	1,441	33%	(2)%
Other(1)	214	5%	203	5%	(5)%	203	5%	(5)%

	$4,490	100%	$4,499	100%	—%	$4,419	100%	(2)%

Costs and Expenses
Cost of sales and direct operating	$1,937	43%	$1,891	42%	(2)%	$1,855	42%	(4)%
Sales, marketing and administration	1,042	23%	1,095	24%	5%	1,071	24%	3%
Product development and maintenance	372	8%	422	9%	14%	408	9%	10%
Depreciation and amortization	278	6%	272	6%	(2)%	268	6%	(4)%
Amortization of acquisition- related intangible assets	451	10%	438	10%	(3)%	435	10%	(3)%
Goodwill impairment	205	5%	48	1%	(77)%	48	1%	(77)%

	$4,285	95%	$4,166	93%	(3)%	$4,085	92%	(5)%

Operating Income
Financial systems(2)	$622	22%	$600	21%	(4)%	$603	22%	(3)%
Availability services(2)	326	22%	321	22%	(2)%	316	22%	(3)%
Other(1)(2)	57	27%	57	28%	(2)%	57	28%	(2)%
Corporate administration	(71)	(2)%	(96)	(2)%	(34)%	(96)	(2)%	(34)%
Amortization of acquisition- related intangible assets	(451)	(10)%	(438)	(10)%	3%	(435)	(10)%	3%
Goodwill impairment	(205)	(5)%	(48)	(1)%	77%	(48)	(1)%	77%
Stock Compensation expense	(29)	(1)%	(33)	(1)%	(12)%	(33)	(1)%	(12)%
Other costs(3)	(44)	(1)%	(30)	(1)%	32%	(30)	(1)%	32%

	$205	5%	$333	7%	62%	$334	8%	62%

(1)	Other includes our PS and K-12 businesses. The K-12 business had been included in our Higher Education segment prior to our agreement in the third quarter of 2011 to sell our Higher Education business excluding K-12 (“HE”). As a result of that agreement, HE is now included in discontinued operations.

(2)	Percent of revenue is calculated as a percent of revenue from FS, AS and Other, respectively.
(3)	Other costs include management fees paid to the Sponsors, purchase accounting adjustments and certain other costs, partially offset in each year by capitalized software development costs.

The following table sets forth, for the periods indicated, certain supplemental revenue data and the relative percentage that those amounts represent to total revenue.

						Constant Currency
	Year Ended December 31, 2010		Year Ended December 31, 2011		Percent Increase (Decrease) 2011 vs. 2010	Year Ended December 31, 2011		Percent Increase (Decrease) 2011 vs. 2010
(in millions)		percent of revenue		percent of revenue			percent of revenue
Financial Systems
Services	$2,448	55%	$2,503	56%	2%	$2,453	56%	—%
License and resale fees	257	6%	259	6%	1%	250	6%	(3)%

Total products and services	2,705	60%	2,762	61%	2%	2,703	61%	—%
Reimbursed expenses	102	2%	73	2%	(29)%	72	2%	(29)%

	$2,807	63%	$2,835	63%	1%	$2,775	63%	(1)%

Availability Services
Services	$1,452	32%	$1,438	32%	(1)%	$1,419	32%	(2)%
License and resale fees	3	—%	3	—%	1%	3	—%	—%

Total products and services	1,455	32%	1,441	32%	(1)%	1,422	32%	(2)%
Reimbursed expenses	14	—%	20	—%	40%	19	—%	35%

	$1,469	33%	$1,461	32%	(1)%	$1,441	33%	(2)%

Other
Services	$175	4%	$173	4%	(1)%	$173	4%	(1)%
License and resale fees	35	1%	27	1%	(21)%	27	1%	(21)%

Total products and services	210	5%	200	4%	(5)%	200	5%	(5)%
Reimbursed expenses	4	—%	3	—%	(17)%	3	—%	(17)%

	$214	5%	$203	5%	(5)%	$203	5%	(5)%

Total Revenue
Services	$4,075	91%	$4,114	91%	1%	$4,045	92%	(1)%
License and resale fees	295	7%	289	6%	(2)%	280	6%	(5)%

Total products and services	4,370	97%	4,403	98%	1%	4,325	98%	(1)%
Reimbursed expenses	120	3%	96	2%	(20)%	94	2%	(21)%

	$4,490	100%	$4,499	100%	—%	$4,419	100%	(2)%

Results of operations, excluding broker/dealer business

We assess our performance both with and without one of our global trading businesses, a broker/dealer with an inherently lower margin than our other FS businesses, whose performance is a function of market volatility and customer mix (the “Broker/Dealer”). By excluding the Broker/Dealer’s results, we are able to perform additional analysis of our business which we believe is important in understanding the results of both the Broker/Dealer and the other FS businesses. We use the information excluding the Broker/Dealer for a variety of purposes and we regularly communicate our results excluding this business to our board of directors.

The following is a reconciliation of revenue excluding the Broker/Dealer and operating income (loss) excluding the Broker/Dealer, which are each non-GAAP measures, to the corresponding reported GAAP measures that we believe to be most directly comparable. While these adjusted results are useful for analysis purposes, they should not be considered as an alternative to our reported GAAP results.

	Year Ended December 31,
	2010		2011		% change	Constant Currency
						2011		% change
Revenue
Total	$4,490		$4,499		—%	$4,419		(2)%
Less Broker/Dealer business	184		79			79

Total excluding Broker/Dealer business	$4,306		$4,420		3%	$4,340		1%

Financial Systems	$2,807		$2,835		1%	$2,775		(1)%
Less Broker/Dealer business	184		79			79

Financial Systems excluding Broker/Dealer business	$2,623		$2,756		5%	$2,696		3%

Operating Income (loss)
Total	$205		$333		62%	$334		62%
Less Broker/Dealer business	(33	)(1)	(10	)(1)		(10	)(1)

Total excluding Broker/Dealer business	$238		$343		44%	$344		44%

Operating margin	6%		8%			8%

Financial Systems	$622		$600		(4)%	$603		(3)%
Less Broker/Dealer business	(21	)(1)	(6	)(1)		(6	)(1)

Financial Systems excluding Broker/Dealer business	$643		$606		(6)%	$609		(5)%

Operating margin	25%		22%			23%

(1)	The operating income (loss) related to the Broker/Dealer excluded from Total and FS differ because we evaluate performance of our segments based on operating results before goodwill impairment charges, amortization of acquisition-related intangible assets, stock compensation and certain other costs.

Operating Income:

Our total reported operating margin was 7% in 2011 compared to 5% in 2010. Excluding the impact of the Broker/Dealer and on a constant currency basis, total operating margin was 8% and 6% in 2011 and 2010, respectively. Included in 2011 and 2010 were restructuring charges of $77 million and $40 million, respectively, primarily related to severance actions of $66 million and $29 million, respectively. Also included in the 2011 and 2010 restructuring costs were $4 million and $9 million, respectively, of costs to shutdown the Broker/Dealer professional trading business, and $4 million of lease exit costs in 2011. The increase in the operating margin is primarily due to a $205 million goodwill impairment charge in 2010, partially offset by a $48 million goodwill impairment charge and an $86 million increase in employment-related expenses in 2011. The higher employment expenses included the severance charges noted above. We are continuing to identify and evaluate additional cost savings and productivity improvements. Any further actions taken could result in additional charges that may have a material impact to our results of operations in future periods.

Financial Systems:

The FS operating margin was 22% in each of 2011 and 2010. Excluding the impact of the Broker/Dealer and on a constant currency basis, the FS operating margin was 23% and 25% in 2011 and 2010, respectively. This decrease in the margin percentage is due to the increase in expense exceeding the revenue increase of

$73 million. The expense increase is due mainly to a $69 million increase in employment-related costs resulting from business expansion, merit increases and increased software development and maintenance expenses, and includes a $27 million increase in severance charges. Also impacting the period was a $7 million decrease in license fees and $3 million of lease exit costs, partially offset by a $6 million decrease in consultant expense and a $5 million decrease in facilities expenses.

The most important factors affecting the FS operating margin are:

•	the level of customer IT spending and its impact on the overall demand for professional services and software license sales,

•	the rate and value of contract renewals, new contract signings and contract terminations,

•	the overall condition of the financial services industry and the effect of any further consolidation among financial services firms,

•	the level of trading volumes, and

•	the operating margins of recently acquired businesses, which tend to be lower at the outset and improve over a number of years.

Availability Services:

The AS operating margin was 22% in each of 2011 and 2010, respectively. On a constant currency basis, we maintained the operating margin in 2011 on $28 million of lower revenue mainly due to cost containment. The operating margin was impacted by the following:

North America:

•

decreases of $22 million in equipment expense, $6 million of employment-related expense, and $5 million of depreciation and amortization on a $59 million decrease in revenue in our higher-margin recovery services business (“RS”);

•

a revenue increase of $27 million and an $8 million decrease in depreciation and amortization, partially offset by a $15 million increase employment-related expenses, including a $3 million increase in severance, a $6 million increase in facilities expenses and a $2 million increase in equipment expenses in our lower-margin managed services business (“MS”); and

•	a $7 million increase in segment administration employment-related expense primarily related to developing new products and a $6 million increase in segment advertising costs.

Europe:

•	a $9 million increase in revenue and a $2 million decrease in equipment expense, partially offset by a $4 million increase in facilities and a $2 million increase in employment-related expenses.

The most important factors affecting the AS operating margin are:

•	the rate and value of contract renewals, new contract signings and contract terminations,

•	the timing and magnitude of equipment and facilities expenditures,

•	the level and success of new product development, and

•	the trend toward availability solutions utilizing more dedicated resources.

Other:

The operating margin for Other was 28% and 27% for 2011 and 2010, respectively. The operating margin increased due primarily to the decrease in employment-related expense being proportionately more than the decrease in revenue.

The most important factors affecting the operating margin of Other are:

•	the rate and value of contract renewals, new contract signings and contract terminations,

•	the level of government and school district funding, and

•	the level of customer IT spending and its impact on the overall demand for professional services and software license sales.

Revenue:

Total reported revenue was $4.50 billion in 2011 compared to $4.49 billion in 2010. On a constant currency basis, revenue decreased 2% as reported and increased 1% excluding the Broker/Dealer.

Our revenue is highly diversified by customer and product. During each of the past three fiscal years, no single customer has accounted for more than 10% of total revenue. On average for the past three fiscal years, services revenue has been approximately 91% of total revenue. About 80% of services revenue is highly recurring as a result of multi-year contracts and is generated from (1) software-related services including software maintenance and support, processing and rentals; and (2) recovery and managed services. The remaining services revenue includes (1) professional services, which are recurring in nature as a result of long-term customer relationships; and (2) broker/dealer fees, which are largely correlated with trading volumes. On a constant currency basis, services revenue decreased to $4.05 billion from $4.08 billion, representing approximately 92% of total revenue in 2011 compared to 91% in 2010. The revenue decrease was mainly due to a $77 million decrease in broker/dealer fees by the Broker/Dealer and a $62 million decrease in RS, partially offset by increases of $42 million from FS acquisitions, $38 million in FS processing revenue and $27 million in MS.

Professional services revenue was $689 million and $681 million in 2011 and 2010, respectively. The change was due to FS acquisitions and an increase in FS, partially offset by decreases in AS and Other. Revenue from total broker/dealer fees was $164 million and $217 million in 2011 and 2010, respectively.

Revenue from license and resale fees was $280 million and $295 million for 2011 and 2010, respectively, and includes software license revenue of $243 million and $255 million, respectively.

Financial Systems:

FS reported revenue was $2.84 billion in 2011 compared to $2.81 billion in 2010, an increase of 1%. On a constant currency basis and excluding the Broker/Dealer, revenue increased 3%. Processing revenue increased $38 million, or 5%, due mainly to increases in transaction volumes and additional hosted services and increased $8 million from acquired businesses. Professional services revenue increased $13 million from acquired businesses and increased $6 million, or 1%, due primarily to implementation, consulting and project work associated with new and expanded customer relationships sold in the past twelve months. Software rental revenue decreased $6 million, or 2%, due primarily to customer attrition. Reported revenue from license and resale fees included software license revenue of $240 million, an increase of $3 million compared to 2010. On a constant currency basis, software license revenue decreased $7 million, or 3%.

Availability Services:

AS reported revenue decreased $8 million, or 1%, in 2011 from the prior year. On a constant currency basis, revenue decreased 2%. In North America, which accounts for over 75% of our AS business, revenue decreased

4% with decreases of $62 million in RS and $8 million in professional services revenue exceeding a $27 million increase in MS revenue. Revenue in Europe, primarily from our U.K. operations, increased $9 million, or 3%, where an increase in managed services revenue was partially offset by a decrease in recovery services revenue, and included a $1.5 million increase from a business acquired in 2010.

Most of our RS revenue which is derived from tape-based solutions, has been declining due primarily to attrition to other service providers and customer internal solutions, and demand for recovery services has been shifting from tape-based solutions to disk- and cloud-based advanced recovery solutions. Separately, in MS, demand has been increasing for outsourced management of IT operations and applications. We expect these trends to continue in the future.

Other:

Reported revenue and constant currency revenue from Other both decreased $11 million, or 5%, from the prior year. Professional services revenue decreased $4 million. Revenue from license and resale fees included software license revenue of $9 million in 2011, a $6 million decrease from the prior year.

Costs and Expenses:

Total costs decreased to 92% of revenue in 2011 from 95% of revenue in 2010. Excluding the goodwill impairment charges of $48 million and $205 million in 2011 and 2010, respectively, and the Broker/Dealer’s total costs of $89 million in 2011 and $217 million in 2010, total costs as a percentage of total revenue (also excluding the Broker/Dealer) was 91% in 2011 compared to 90% in 2010, and increased $86 million.

Cost of sales and direct operating expenses as a percentage of total revenue were 42% in 2011 and 43% in 2010. Excluding the Broker/Dealer’s expenses of $79 million in 2011 and $189 million in 2010, cost of sales and direct operating expenses as a percentage of total revenue (also excluding the Broker/Dealer) were unchanged at 41%, and increased $28 million. Impacting the period were a $23 million increase from acquired businesses, a $17 million increase in FS employment-related expenses, including a $4 million increase in severance, and a $10 million increase in AS facilities costs, mainly utilities, expansions of certain facilities that occurred in the second half of 2010 and a new facility added during the second quarter of 2010. These expense increases were partially offset by a $21 million decrease in AS equipment expense, primarily resulting from renegotiation of maintenance contracts, and a $4 million decrease in AS employment-related expenses, which includes a $6 million decrease in severance.

Excluding the Broker/Dealer expenses, sales, marketing and administration expenses as a percentage of total revenue (also excluding the Broker/Dealer) were 24% in each of 2011 and 2010, and increased $44 million. Increases in sales, marketing and administration expenses were primarily due to a $35 million increase in severance and executive transition costs, an $11 million increase resulting from acquired businesses and a $6 million increase in AS advertising expenses. These increases were partially offset by decreases of a combined $7 million of FS and AS facilities costs and the $5 million decrease in Broker/Dealer shutdown costs noted above.

Because AS product development and maintenance costs are insignificant, it is more meaningful to measure product development and maintenance expenses as a percentage of revenue excluding AS. Product development and maintenance expense was 14% and 12% of revenue excluding AS, respectively, and increased $36 million. The increase is primarily related to a $42 million increase in FS employment-related expenses to maintain our existing software products and enhance functionality of our software products to attract and retain customers. Included in the $42 million increase in employment-related expenses is a $4 million increase in severance.

Depreciation and amortization was 6% of total revenue in each of 2011 and 2010, but decreased $10 million due primarily to certain AS leased facility improvements becoming fully depreciated during 2010.

Excluding the Broker/Dealer, amortization of acquisition-related intangible assets was 10% of total revenue (also excluding the Broker/Dealer) in each of 2011 and 2010, but decreased $14 million due primarily to the impact of software that was fully amortized in 2010, partially offset by the impact of acquired businesses. During 2011, we recorded impairment charges of our customer base and software assets of $3 million and $4 million, respectively. During 2010, we recorded impairment charges of our customer base and software assets of $1 million and $2 million, respectively. These impairments are the result of reduced cash flow projections related to the software and customer base assets that were impaired.

We recorded goodwill impairment charges of $48 million and $205 million in 2011 and 2010, respectively. These impairments are described in the Use of Estimates and Critical Accounting Policies section above.

Interest expense was $524 million and $638 million in 2011 and 2010, respectively. The decrease in interest expense was due primarily to interest rate decreases mainly due to the expiration of certain of our interest rate swaps and the refinancing of the senior notes due 2013, as well as decreased term loan borrowings resulting from prepayments that occurred in December 2010.

The loss on extinguishment of debt in 2010 was due to the early extinguishments of our $1.6 billion of senior notes due in 2013 and our euro-denominated term loans. The loss included $39 million of tender and call premiums.

Other income was $7 million in 2010, and included $4 million in foreign currency transaction gains related to our euro-denominated term loans.

We believe that our overall effective income tax rate should typically be between 38% and 40%. However, the effective income tax rates for 2011 and 2010 were a tax benefit of 62% and 14%, respectively, due to certain unusual items. The rate in 2011 includes the impact of tax rate changes, including amortization of the deferred income tax liability which benefit would have been reflected in the statement of comprehensive income had a 2009 adjustment not been made (see intangible assets and purchase accounting discussion above), the benefits of foreign taxes, net of U.S. foreign tax credit, and a deferred income tax adjustment associated with the future repatriation of unremitted earnings of certain non-U.S. subsidiaries, partially offset by the nondeductible goodwill impairment charge. The reported benefit in 2010 includes nondeductible goodwill impairment charges and a $45 million charge for recording deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are no longer considered to be permanently reinvested, partially offset by a $13 million benefit due primarily to the impact of state tax rate changes on deferred tax assets and liabilities.

Loss from discontinued operations, net of tax, was $76 million in 2011 and $156 million in 2010. During 2011, discontinued operations includes our HE business, which was sold in January 2012, and in which we recorded $135 million of deferred income tax expense related to the book-over-tax basis difference in a subsidiary of this business. During 2010, discontinued operations includes our HE business and our PS UK business which was sold in 2010. The results of our PS UK operation included an impairment charge, net of tax, of $91 million and a loss on disposal of approximately $94 million which included the write-off of the currency translation adjustment (CTA) which is included as a separate component of equity. Also in 2010, we recorded a goodwill impairment charge of $32 million related to HE MS.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table sets forth, for the periods indicated, certain amounts included in our Consolidated Statements of Operations and the relative percentage that those amounts represent to consolidated revenue (unless otherwise indicated).

						Constant Currency
	Year Ended December 31, 2009		Year Ended December 31, 2010		Percent Increase (Decrease)	Year Ended December 31, 2010		Percent Increase (Decrease)
					2010 vs. 2009			2010 vs. 2009
(in millions)		percent of revenue		percent of revenue			percent of revenue
Revenue
Financial systems (FS)	$3,068	64%	$2,807	63%	(9)%	$2,821	63%	(8)%
Availability services (AS)	1,517	32%	1,469	33%	(3)%	1,469	33%	(3)%
Other(1)	221	5%	214	5%	(3)%	214	5%	(3)%

	$4,806	100%	$4,490	100%	(7)%	$4,504	100%	(6)%

Costs and Expenses
Cost of sales and direct operating	$2,249	47%	$1,937	43%	(14)%	$1,938	43%	(14)%
Sales, marketing and administration	992	21%	1,042	23%	5%	1,043	23%	5%
Product development and maintenance	354	7%	372	8%	5%	379	8%	7%
Depreciation and amortization	275	6%	278	6%	1%	278	6%	1%
Amortization of acquisition- related intangible assets	496	10%	451	10%	(9)%	450	10%	(9)%
Goodwill impairment	1,126	23%	205	5%	(82)%	205	5%	(82)%

	$5,492	114%	$4,285	95%	(22)%	$4,293	95%	(22)%

Operating Income
Financial systems(2)	$618	20%	$622	22%	1%	$628	22%	2%
Availability services(2)	380	25%	326	22%	(14)%	325	22%	(15)%
Other(1)(2)	60	27%	57	27%	(3)%	57	27%	(3)%
Corporate administration	(57)	(1)%	(71)	(2)%	(24)%	(71)	(2)%	(24)%
Amortization of acquisition- related intangible assets	(496)	(10)%	(451)	(10)%	9%	(450)	(10)%	9%
Goodwill impairment	(1,126)	(23)%	(205)	(5)%	82%	(205)	(5)%	82%
Stock compensation expense	(31)	(1)%	(29)	(1)%	6%	(29)	(1)%	6%
Other costs(3)	(34)	(1)%	(44)	(1)%	(30)%	(44)	(1)%	(30)%

	$(686)	(14)%	$205	5%	130%	$211	5%	131%

(1)	Other includes our PS and K-12 businesses. The K-12 business had been included in our Higher Education segment prior to our agreement in the third quarter of 2011 to sell HE. As a result of that agreement, HE is now included in discontinued operations.
(2)	Percent of revenue is calculated as a percent of revenue from FS, AS and Other, respectively.
(3)	Other costs include management fees paid to the Sponsors, purchase accounting adjustments and certain other costs, partially offset in each year by capitalized software development costs.

The following table sets forth, for the periods indicated, certain supplemental revenue data and the relative percentage that those amounts represent to total revenue.

	Year Ended December 31, 2009		Year Ended December 31, 2010		Percent Increase (Decrease) 2010 vs. 2009	Constant Currency
						Year Ended December 31, 2010		Percent Increase (Decrease) 2010 vs. 2009
(in millions)		percent of revenue		percent of revenue			percent of revenue
Financial Systems
Services	$2,737	57%	$2,448	55%	(11)%	$2,458	55%	(10)%
License and resale fees	196	4%	257	6%	31%	261	6%	33%

Total products and services	2,933	61%	2,705	60%	(8)%	2,719	60%	(7)%
Reimbursed expenses	135	3%	102	2%	(25)%	102	2%	(25)%

	$3,068	64%	$2,807	63%	(9)%	$2,821	63%	(8)%

Availability Services
Services	$1,496	31%	$1,452	32%	(3)%	$1,452	32%	(3)%
License and resale fees	4	—%	3	—%	(35)%	3	—%	(35)%

Total products and services	1,500	31%	1,455	32%	(3)%	1,455	32%	(3)%
Reimbursed expenses	17	—%	14	—%	(13)%	14	—%	(11)%

	$1,517	32%	$1,469	33%	(3)%	$1,469	33%	(3)%

Other
Services	$172	4%	$175	4%	2%	$175	4%	2%
License and resale fees	45	1%	35	1%	(23)%	35	1%	(23)%

Total products and services	217	5%	210	5%	(3)%	210	5%	(3)%
Reimbursed expenses	4	—%	4	—%	(4)%	4	—%	(4)%

	$221	5%	$214	5%	(3)%	$214	5%	(3)%

Total Revenue
Services	$4,405	92%	$4,075	91%	(7)%	$4,085	91%	(7)%
License and resale fees	245	5%	295	7%	20%	299	7%	21%

Total products and services	4,650	97%	4,370	97%	(6)%	4,384	97%	(6)%
Reimbursed expenses	156	3%	120	3%	(23)%	120	3%	(23)%

	$4,806	100%	$4,490	100%	(7)%	$4,504	100%	(6)%

Results of operations, excluding broker/dealer business

The following is a reconciliation of revenue excluding the Broker/Dealer and operating income (loss) excluding the Broker/Dealer, which are each non-GAAP measures, to the corresponding reported GAAP measures that we believe to be most directly comparable. While these adjusted results are useful for analysis purposes, they should not be considered as an alternative to our reported GAAP results.

	Year Ended December 31,
					Constant Currency
	2009	2010		% change	2010		% change
Revenue
Total	$4,806	$4,490		(7)%	$4,504		(6)%
Less Broker/Dealer business	587	184			184

Total excluding Broker/Dealer business	$4,219	$4,306		2%	$4,320		2%

Financial Systems	$3,068	$2,807		(9)%	$2,821		(8)%
Less Broker/Dealer business	587	184			184

Financial Systems excluding Broker/Dealer business	$2,481	$2,623		6%	$2,637		6%

Operating Income (loss)
Total	$(686)	$205		130%	$211		131%
Less Broker/Dealer business	31 (1)	(33	)(1)		(33	)(1)

Total excluding Broker/Dealer business	$(717)	$238		133%	$244		134%

Operating margin	(17)%	6%			6%

Financial Systems	$618	$622		1%	$628		2%
Less Broker/Dealer business	34 (1)	(21	)(1)		(21	)(1)

Financial Systems excluding Broker/Dealer business	$584	$643		10%	$649		11%

Operating margin	24%	25%			25%

(1)	The operating income (loss) related to the Broker/Dealer excluded from Total and FS differ because we evaluate performance of our segments based on operating results before goodwill impairment charges, amortization of acquisition-related intangible assets, stock compensation and certain other costs.

Operating Income:

Our total operating margin increased to 5% in 2010 from (14)% in 2009 due to $205 million of goodwill impairment charges in 2010 and $1.13 billion of goodwill impairment charges in 2009. In addition, the operating margin was also impacted by a $58 million increase in license fees, the impact from the Broker/Dealer and the decline in AS margin performance.

Financial Systems:

The FS operating margin increased to 22% in 2010 from 20% in 2009. The operating margin improvement is mainly due to a $67 million increase in software license fees, including the recognition of $32 million of license fee backlog that existed at December 31, 2009. Margin improvement from the reduced contribution from the Broker/Dealer and reduced facilities expense was mostly offset by increased employment-related and other operating expenses. The impact of the decrease in the Broker/Dealer’s revenue and operating income on FS operating margin is an increase in 2010 of one margin point.

Availability Services:

The AS operating margin was 22% in 2010 compared to 25% in 2009. The lower margin was driven by the lower mix of revenue from higher margin RS, which typically use shared resources, and an absolute decline in RS margin due mainly to the lower revenue on a relatively stable fixed cost base and costs related to eliminating redundant network capacity resulting from the redesign and re-architecture of our data communications network. RS cost savings initiatives also produced expense savings in 2010 including lower facilities and employment-related costs. In addition, AS operating margin was impacted by an increase in revenue from lower margin MS, which use dedicated resources, and an absolute decline in MS margin due mainly to higher facilities costs, primarily utility costs related to cooling due to warmer summer temperatures and the addition of a new facility, increased employment-related and temporary staffing costs due to an increased focus on service delivery, and increased costs associated with the redesign and re-architecture of our data communications network and natural demand resulting from revenue growth. Also impacting the change in the margin was a decrease in other administrative expenses in North America, including reduced bad debt expense resulting from improved collections and lower professional services expenses, and the decrease in the margin in our European business mostly due to an increase in employment-related costs and depreciation and amortization, partially offset by reduced bad debt expense.

Other:

The operating margin from Other was 27% in each of 2010 and 2009. Although revenue decreased $7 million, we maintained the operating margin primarily by decreasing employment-related expense.

Revenue:

Total reported revenue was $4.49 billion in 2010 compared to $4.81 billion in 2009, a decrease of 7%. On a constant currency basis, revenue decreased 6% primarily due to a decline in the Broker/Dealer’s revenue of $403 million, comprised of $367 million of broker/dealer fees and $36 million of reimbursed expenses, partially offset by a $58 million increase in software license fees. Excluding the Broker/Dealer, revenue increased 2%.

Services reported revenue decreased to $4.09 billion from $4.41 billion, representing approximately 91% of total revenue in 2010 compared to 92% in 2009. The revenue decrease was mainly due to the $367 million decrease in broker/dealer fees noted above.

Professional services reported revenue was $681 million and $644 million in 2010 and 2009, respectively. On a constant currency basis, professional services revenue increased $42 million. The change was due to an increase of $56 million in FS, partially offset by a $14 million decrease in AS. Revenue from total broker/dealer fees was $217 million and $570 million in 2010 and 2009, respectively.

Reported revenue from license and resale fees was $295 million and $245 million for 2010 and 2009, respectively, and includes software license revenue of $255 million and $201 million, respectively. On a constant currency basis, software license revenue increased $58 million, or 29%.

SunGard ended 2009 with a software license backlog of $35 million in FS, which consisted of signed contracts for licensed software that (i) at our election, was not shipped to the customer until 2010, (ii) we voluntarily extended payment terms or (iii) included products or services not yet deliverable and from which the license element cannot be separated. Of this backlog, $32 million was recognized in 2010.

Financial Systems:

FS reported revenue was $2.81 billion in 2010 compared to $3.07 billion in 2009, a decrease of 9%. On a constant currency basis, revenue decreased by 8% in 2010. Excluding the Broker/Dealer business, revenue increased 6%. The 6% increase is primarily driven by increases in software license, professional services and processing revenue. Professional services revenue increased $56 million, or 10%, due to a general increase in demand from existing clients as well as new projects. Processing revenue increased $23 million, or 3%, mainly driven by increases in transaction volumes and additional hosted services. Reported revenue from license and resale fees included software license revenue of $237 million, an increase of $63 million compared to 2009, reflecting the recognition in 2010 of $32 million that was in backlog at December 31, 2009 and improved economic conditions in 2010. On a constant currency basis, software license revenue increased $67 million, or 39%.

Availability Services:

AS revenue was $1.47 billion in 2010 compared to $1.52 billion in 2009, a 3% decrease. In North America, which accounts for approximately 80% of our AS business, revenue decreased 4.5% where decreases in RS and professional services revenue exceeded growth in MS revenue. Revenue in Europe, primarily from our U.K. operations, increased 1.5%, where increases in managed services revenue were partially offset by decreases in recovery services revenue, and increased $4 million from the impact of an acquisition.

Other:

Revenue from Other was $214 million in 2010 compared to $221 million in 2009. The $7 million, or 3%, decrease was due primarily to an $8 million decrease in software license fees. Revenue from license and resale fees included software license fees of $15 million and $23 million in 2010 and 2009, respectively.

Costs and Expenses:

Total costs decreased to 95% of revenue in 2010 from 114% of 2009 revenue. Excluding the goodwill impairment charges of $205 million in 2010 and $1.13 billion in 2009 and the Broker/Dealer’s total costs of $217 million in 2010 and $556 million in 2009, total costs as a percentage of total revenue (also excluding the Broker/Dealer) was unchanged at 90% and increased $59 million.

Cost of sales and direct operating expenses as a percentage of total revenue was 43% in 2010 and 47% in 2009, largely the result of the lower volumes of the Broker/Dealer. Excluding the Broker/Dealer’s expenses of $189 million in 2010 and $534 million in 2009, cost of sales and direct operating expenses as a percentage of total revenue (also excluding the Broker/Dealer) was 40% in 2010 compared to 41% in 2009, and increased $35 million. Also impacting the period were increases of $11 million in employee-related expenses of Other, $11 million of AS data communications network costs associated with the redesign and re-architecture of our data communications network and $10 million of AS facilities, partially offset by a decrease of $12 million in FS employment-related expense.

Sales, marketing and administration expenses as a percentage of total revenue was 23% and 21% in 2010 and 2009, respectively. Excluding the Broker/Dealer’s expenses of $22 million in 2010 and $13 million in 2009, sales, marketing and administration expenses as a percentage of total revenue (also excluding the Broker/Dealer) was 24% and 23% in 2010 and 2009, respectively. The resulting $40 million increase in sales, marketing and administration expenses was due primarily to a $31 million increase in FS employment-related expense resulting from increased employment to support both growth in the business and international expansion, principally in Asia and Brazil, as well as annual increases following cost restraint in 2009 due to economic conditions and includes a $7 million increase in severance. Also impacting the change were increases of $8 million of advertising and trade show expenses, $8 million of currency transaction losses and $5 million of professional services expense, partially offset by decreases of $13 million of FS facilities expense, resulting from facilities consolidation in 2009, and $9 million of bad debt expense in AS.

Because AS software development costs are insignificant, it is more meaningful to measure product development and maintenance expense as a percentage of revenue excluding AS. In 2010 and 2009, software development expenses were 12% and 11%, respectively, of revenue excluding AS, an increase of $24 million. The increase is primarily related to a $16 million increase in FS employment-related expenses to maintain our existing software products and to enhance functionality of our software products to attract and retain customers.

Amortization of acquisition-related intangible assets was 10% of total revenue in each of 2010 and 2009. During 2009, we shortened the remaining useful lives of certain intangible assets and also recorded impairment charges of our customer base and software assets of $18 million and $17 million, respectively. These impairments are the result of reduced cash flow projections related to the software and customer base assets that were impaired.

We recorded goodwill impairment charges of $205 million in Other in 2010 and $1.13 billion in AS in 2009. These impairments are described in the Use of Estimates and Critical Accounting Policies section above.

Interest expense was $638 million in 2010 compared to $637 million in 2009. Interest expense in 2010 compared to 2009 was impacted by the following: (a) lower average borrowings under our term loans at a slightly higher interest rate, (b) higher average debt outstanding resulting from the timing of our borrowings and delayed repayment due to calling bonds that were not tendered related to the refinance of our $1.6 billion of senior notes due 2013 at a lower interest rate, (c) higher average borrowings on our accounts receivable facility at a lower interest rate and (d) lower average borrowings under our revolving credit facility.

The loss on extinguishment of debt in 2010 was due to the early extinguishments of our $1.6 billion of senior notes due in 2013 and our euro-denominated term loans. The loss included $39 million of tender and call premiums.

Other income was $7 million in 2010 compared to $15 million in 2009. The decrease is due primarily to a $9 million decrease in foreign currency transaction gains related to our euro-denominated term loans.

The effective income tax rates for each of 2010 and 2009 were a tax benefit of 14% and 9%, respectively, reflecting nondeductible goodwill impairment charges in both years. The reported benefit in 2010 also includes a $45 million charge for recording deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are no longer considered to be permanently reinvested, partially offset by a $13 million benefit due primarily to the impact of state tax rate changes on deferred tax assets and liabilities. The reported benefit from income taxes in 2009 also includes a $12 million favorable adjustment primarily related to utilization in our 2008 U.S. federal income tax return of foreign tax credit carryforwards that were not expected to be utilized at the time of the 2008 tax provision.

Loss from discontinued operations, net of tax, was $156 million in 2010 compared to income from discontinued operations, net of tax, of $67 million in 2009. Discontinued operations includes our HE and PS UK businesses in both years. During 2010, we sold our PS UK operation which included an impairment charge, net of tax, of $91 million and a loss on disposal of approximately $94 million which included the write-off of the currency translation adjustment (CTA) which is included as a separate component of equity. Also in 2010, we recorded a goodwill impairment charge of $32 million related to HE MS.

Liquidity and Capital Resources

At March 31, 2012, cash and equivalents were $1.378 billion, an increase of $510 million from December 31, 2011. The cash balance is higher compared to recent trends due to expected income tax payments related to the sale of HE and the early retirement of the 2015 Notes (defined below), each as discussed below. Cash flow from continuing operations was unchanged at $67 million in the three months ended March 31, 2012. Impacting cash flow from continuing operations is an $11 million increase in income tax payments, net of refunds, a $7 million decrease in cash earned from operations, defined as operating income adjusted for certain noncash expenses and the cash portion of other income (expense), and $3 million net cash used for working capital, offset by $21 million less of interest payments made in the three months ended March 31, 2012 from the prior year period, due primarily to the repayment in January 2012 of $1.222 billion of term loans resulting from the sale of HE and the expiration of certain of our interest rate swaps.

Net cash used by continuing operations in investing activities was $63 million in the three months ended March 31, 2012, comprised of cash paid for property and equipment and other assets and one business acquired in our FS segment. Net cash used by continuing operations in investing activities was $79 million in the three months ended March 31, 2011, comprised mainly of cash paid for property and equipment and other assets and two businesses acquired in our FS segment. In January 2012, we sold our HE business for gross proceeds of approximately $1.775 billion less applicable taxes and fees. We expect to pay approximately $450 million in income taxes in 2012 as a result of the HE sale, of which approximately 50% will be in the second quarter and 25% will be in each of the third and fourth quarters.

Net cash used by continuing operations in financing activities was $1.25 billion for the three months ended March 31, 2012, primarily related to repayments of $1.222 billion of term loans resulting from the sale of HE. Net cash provided by continuing operations in financing activities was $11 million for the three months ended March 31, 2011, primarily related to borrowing under our accounts receivables facility. At March 31, 2012, no amount was outstanding under the revolving credit facility, and $200 million was outstanding under the receivables facility.

On February 21, 2012, SunGard announced its intention to redeem all of its outstanding $500 million 10.625% senior notes due 2015 (“2015 Notes”) under the Indenture dated as of September 29, 2008 among SunGard, the guarantors named therein, and The Bank of New York Mellon, as trustee (as amended or supplemented from time to time, the “2015 Indenture”). On April 2, 2012, SunGard paid $527 million to redeem the 2015 Notes plus accrued and unpaid interest to the redemption date, pursuant to Section 3.07(d) of the 2015 Indenture.

On March 2, 2012, SunGard amended its Credit Agreement to, among other things, extend the maturity date of approximately $908 million of tranche A and incremental term loans from February 28, 2014 to February 28, 2017, extend the maturity of $880 million of revolving credit facility commitments from May 11, 2013 to November 29, 2016, and amend certain covenants and other provisions, in order to, among other things, permit the potential spin-off of AS. The tranche B, tranche C and revolving credit facility each have certain springing maturity provisions which are described in the Company’s Credit Agreement as amended and filed with the Company’s Form 8-K dated March 2, 2012.

At March 31, 2012, we had outstanding $6.61 billion in aggregate indebtedness, with additional borrowing capacity of $858 million under the revolving credit facility (after giving effect to outstanding letters of credit). Under the receivables facility, there was an additional borrowing capacity of $32 million at March 31, 2012. Also at March 31, 2012, we had outstanding letters of credit and bid bonds that total approximately $39 million.

At December 31, 2011, cash and cash equivalents in continuing operations were $868 million, an increase of $97 million from December 31, 2010, while availability under our revolving credit facility was $858 million. Approximately $249 million of cash and cash equivalents at December 31, 2011 was held by our wholly owned non-US subsidiaries. While available to fund operations and strategic investment opportunities abroad, most of these funds cannot be repatriated for use in the United States without incurring additional tax costs and, in some cases, are in countries with currency restrictions. Also, approximately $70 million of cash and cash equivalents at December 31, 2011 relates to our broker/dealer operations which is not readily available for general corporate use without adversely affecting the operation of the broker/dealer businesses.

Cash flow from continuing operations was $602 million in 2011 compared to cash flow from continuing operations of $603 million in 2010. Savings of cash payments of interest, principally resulting from the expiration of interest rate swaps and interest rate reductions from refinancing the senior notes due 2013, was mostly offset by lower operating earnings before interest and taxes and less cash provided by working capital. Cash flow from continuing operations was $603 million in 2010 compared to cash flow from continuing operations of $550 million in 2009. The increase in cash flow from continuing operations is due primarily to the termination in December 2008 of our off-balance sheet accounts receivable securitization program, which reduced 2009 operating cash flow, and $94 million less of income tax payments, net of refunds, in 2010, partially offset by the reduction in operating income after adjusting for the noncash goodwill impairments in 2010 and 2009.

Net cash used by continuing operations in investing activities was $315 million in 2011 and $376 million in 2010. During 2011, we spent $35 million for five acquisitions, whereas we spent $82 million for four acquisitions during 2010. Capital expenditures for continuing operations were $276 million in 2011 and $298 million in 2010. In 2009, net cash used by continuing operations in investing activities was $323 million, primarily related to $13 million spent on three acquisitions and $315 million of capital expenditures.

In 2011, net cash used by continuing operations in financing activities was $253 million, which included $239 million of debt payments. In 2010, net cash used by continuing operations in financing activities was $344 million, which included the repurchase and optional redemption of our senior notes due 2013 along with the associated premiums and $265 million of term loan prepayments, and the issuance of $900 million of senior notes due 2018 and $700 million of senior notes due 2020 (net of associated fees). We also increased our borrowings under our accounts receivable securitization program by $63 million in 2010. In 2009, net cash used by continuing operations in financing activities was $627 million, primarily related to repayment at maturity of the $250 million senior secured notes and repayment of $500 million of borrowings under our revolving credit facility, partially offset by cash received from the new receivables facility (net of associated fees).

As a result of the LBO (August 11, 2005), we are highly leveraged. See Note 5 of Notes to Consolidated Financial Statements which contains a full description of our debt. Total debt outstanding as of December 31, 2011 was $7.83 billion, which consists of the following (in millions):

December 31, 2011
Senior Secured Credit Facilities:
Secured revolving credit facility	$—
Tranche A, effective interest rate of 3.33%	1,386
Tranche B, effective interest rate of 4.32%	2,407
Incremental term loan at 3.78%	479

Total Senior Secured Credit Facilities	4,272
Senior Notes due 2014 at 4.875%, net of discount of $8	242
Senior Notes due 2015 at 10.625%, net of discount of $3	497
Senior Notes due 2018 at 7.375%	900
Senior Notes due 2020 at 7.625%	700
Senior Subordinated Notes due 2015 at 10.25%	1,000
Secured accounts receivable facility at 3.79%	200
Other, primarily acquisition purchase price and capital lease obligations	18

Total debt	7,829
Short-term borrowings and current portion of long-term debt	(10)

Long-term debt	$7,819

Senior Secured Credit Facilities

As of December 31, 2011, our senior secured credit facilities (“Credit Agreement”) consist of (1) $1.39 billion of U.S. dollar-denominated tranche A term loans maturing on February 28, 2014, (2) $2.41 billion of U.S.

dollar-denominated tranche B term loans maturing on February 28, 2016, (3) $479 million of U.S. dollar-denominated incremental term loans maturing on February 28, 2014, and (4) an $880 million revolving credit facility that expires on May 11, 2013. At December 31, 2011, we have $858 million of borrowing capacity available to us on the revolving credit facility after giving effect to $22 million in outstanding letters of credit.

As more fully discussed in Note 2 of Notes to Consolidated Financial Statements, in January 2012, we completed the sale of HE. The “net cash proceeds,” as defined in the Credit Agreement, from the sale were $1.22 billion, which we applied on a pro-rata basis to the repayment of a portion of outstanding indebtedness as follows (in millions):

	December 31, 2011	Less: Repayment on January 20, 2012	Remaining Balance
Senior Secured Credit Facilities:
Secured revolving credit facility	$—	$—	$—
Tranche A	1,386	(396)	990
Tranche B	2,407	(689)	1,718
Incremental term loan	479	(137)	342

Total Senior Secured Credit Facilities	$4,272	$(1,222)	$3,050

During the third and fourth quarters of 2011, we repaid in full our tranche A and tranche B pound sterling-denominated term loans totaling £78 million.

On March 2, 2012, we amended the Credit Agreement to, among other things, extend the maturity date of approximately $908 million of tranche A and incremental term loans from February 28, 2014 to February 28, 2017, extend the maturity of our $880 million revolving credit facility from May 11, 2013 to November 29, 2016, and amend certain covenants and other provisions in order to, among other things, permit the potential spin-off of AS.

On November 10, 2011, we amended the Credit Agreement to modify the definition of consolidated EBITDA to allow for the inclusion of EBITDA generated by discontinued operations until such operations are actually sold for purposes of calculating compliance with certain financial covenants.

On March 11, 2011, we amended the Credit Agreement to, among other things, obtain new revolving credit commitments of $300 million that increased the Company’s aggregate revolving credit commitments by $50 million to approximately $880 million.

On January 31, 2011, we amended the Credit Agreement to, among other things, (a) eliminate the LIBOR and Base Rate floors and (b) reduce the Eurocurrency interest rate spread to 3.50% from 3.75% and the base rate spread to 2.50% from 2.75% with no impact on maturity.

Senior Notes

On November 1, 2010, we issued $900 million of 7.375% senior notes due November 2018 and $700 million of 7.625% senior notes due November 2020. The proceeds, together with other cash, were used to retire the former $1.6 billion 9.125% senior notes that would have been due 2013.

On April 2, 2012, we redeemed all of our outstanding 10.625% Senior Notes due 2015 at a redemption price equal to 105.313% of the aggregate principal amount plus accrued and unpaid interest to the redemption date.

Secured Accounts Receivable Facility

In March 2009, SunGard entered into a syndicated three-year secured accounts receivable facility. The facility limit was $317 million, which consisted of a term loan commitment of $181 million and a revolving commitment of $136 million. Advances may be borrowed and repaid under the revolving commitment with no impact on the facility limit. The term loan commitment may be repaid at any time at SunGard’s option, but will result in a permanent reduction in the facility limit. On September 30, 2010, SunGard entered into an Amended and Restated Credit and Security Agreement related to its receivables facility. Among other things, the amendment (a) increased the borrowing capacity under the facility from $317 million to $350 million, (b) increased the term loan component to $200 million from $181 million, (c) extended the maturity date to September 30, 2014, (d) removed the 3% LIBOR floor and set the interest rate to one-month LIBOR plus 3.5%, which at December 31, 2011 was 3.79%, and (e) amended certain terms.

In connection with the sale of our HE business, the participating HE subsidiaries were removed from the receivables facility, effective as of October 3, 2011. As a result, the combined total amount available for borrowing under the receivables facility was reduced from $350 million to $290 million.

At December 31, 2011, $200 million was drawn against the term loan commitment and none was drawn against the revolving commitment. At December 31, 2011, $572 million of accounts receivables secured the borrowings under the receivables facility.

SunGard is subject to a fee on the unused portion of 0.75% per annum. The receivables facility contains certain covenants and we are required to satisfy and maintain specified facility performance ratios, financial ratios and other financial condition tests.

Interest Rate Swaps

We use interest rate swap agreements to manage the amount of our floating rate debt in order to reduce our exposure to variable rate interest payments associated with the senior secured credit facilities. We pay a stream of fixed interest payments for the term of the swap, and in turn, receive variable interest payments based on one-month LIBOR or three-month LIBOR (0.295% and 0.581%, respectively, at December 31, 2011). The net receipt or payment from the interest rate swap agreements is included in interest expense. A summary of our interest rate swaps at December 31, 2011 follows (in millions):

Inception	Maturity	Notional Amount (in millions)	Interest rate paid	Interest rate received (LIBOR)
January / February 2009	February 2012	$1,200	1.78%	1-Month
February 2010	May 2013	500	1.99%	3-Month

Total/Weighted average interest rate		$1,700	1.84%

Contractual Obligations

At December 31, 2011, our contractual obligations follow (in millions):

	Total	2012	2013 - 2014	2015 - 2016	2017 and After
Short-term and long-term debt(1)	$7,829	$10	$2,365	$3,853	$1,601
Interest payments(2)	2,147	462	847	492	346
Operating leases	1,140	194	315	238	393
Purchase obligations(3)	252	150	93	5	4

	$11,368	$816	$3,620	$4,588	$2,344

Taking into effect the sale of HE, the January 2012 prepayment of $1.222 billion of term loans, the March 2012 extension of the maturity date of $908 million of term loans to 2017, and the April 2012 early redemption of our 10.625% Senior Notes, our contractual obligations are as follows (in millions):

	Total	2012		2013	2014	2015 - 2016	2017 and After
Short-term and long-term debt(5)	$6,637	$537	(4)	$7	$865	$2,719	$2,509
Interest payments(6)	2,013	412		374	352	520	355
Operating leases	1,125	190		165	145	234	391
Purchase obligations(3)	231	138		62	27	4	—

	$10,005	$1,277		$608	$1,392	$3,476	$3,252

(1)	The senior notes due 2014 and the senior notes due 2015 are recorded at $242 million and $497 million, respectively, as of December 31, 2011, reflecting the remaining unamortized discount. The $11 million discount at December 31, 2011 will be amortized and included in interest expense over the remaining periods to maturity.
(2)	Interest payments consist of interest on both fixed-rate and variable-rate debt. Variable-rate debt consists primarily of the tranche A secured term loan facility ($1.39 billion at 3.33%), the tranche B term loan facility ($2.41 billion at 4.32%), the incremental term loan ($479 million at 3.78%) and the secured accounts receivable facility ($200 million at 3.79%), each as of December 31, 2011. See Note 5 of Notes to Consolidated Financial Statements.
(3)	Purchase obligations include our estimate of the minimum outstanding obligations under noncancelable commitments to purchase goods or services.
(4)	Includes $500 million of senior notes recorded at a $3 million discount and a call premium of $27 million. The $3 million discount will be expensed through the date of redemption of the notes.
(5)	The senior notes due 2014 are recorded at $242 million as of December 31, 2011, reflecting the remaining unamortized discount. The $8 million discount at December 31, 2011 will be amortized and included in interest expense over the remaining periods to maturity.
(6)	Interest payments consist of interest on both fixed-rate and variable-rate debt. Variable-rate debt consists primarily of the tranche A secured term loan facility ($254 million at 3.33%), the tranche B term loan facility ($1.72 billion at 4.32%), the new tranche C term loan facility ($908 million at 4.05%), the incremental term loan ($170 million at 3.78%) and the secured accounts receivable facility ($200 million at 3.79%), each as of December 31, 2011. See Note 5 of Notes to Consolidated Financial Statements.

At December 31, 2011, contingent purchase price obligations that depend upon the operating performance of certain acquired businesses were $7 million, of which $4 million is included in other accrued expenses. We also have outstanding letters of credit and bid bonds that total approximately $37 million.

We expect our cash on hand, cash flows from operations and availability under our revolving credit facility and our accounts receivable facility to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes at least the next 12 months.

Depending on market conditions, SunGard, its Sponsors and their affiliates may from time to time repurchase debt securities issued by SunGard, in privately negotiated or open market transactions, by tender offer or otherwise.

Covenant Compliance

Our senior secured credit agreement and the indentures governing our senior notes due 2018 and 2020 and our senior subordinated notes due 2015 contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares,

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments,

•	make certain investments,

•	sell certain assets,

•	create liens,

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, and

•	enter into certain transactions with our affiliates.

In addition, pursuant to the Principal Investor Agreement by and among our Holding Companies and the Sponsors, we are required to obtain approval from certain Sponsors prior to the declaration or payment of any dividend by us or any of our subsidiaries (other than dividends payable to us or any of our wholly owned subsidiaries).

Under the senior secured credit agreement, we are required to satisfy and maintain specified financial ratios and other financial condition tests. As of December 31, 2011, we are in compliance with all financial and nonfinancial covenants. While we believe that we will remain in compliance, our continued ability to meet those financial ratios and tests can be affected by events beyond our control, and there is no assurance that we will continue to meet those ratios and tests.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP measure used to determine our compliance with certain covenants contained in the indentures governing the senior notes due 2018 and 2020 and senior subordinated notes due 2015 and in our senior secured credit agreement. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indentures and our senior secured credit agreement. We believe that including supplementary information concerning Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

The breach of covenants in our senior secured credit agreement that are tied to ratios based on Adjusted EBITDA could result in a default and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indentures. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters that we may consider not to be indicative of our ongoing operations. In particular, the definition of Adjusted EBITDA in the indentures allows us to add back certain noncash, extraordinary or unusual charges that are deducted in calculating net income (loss). However, these are expenses that may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Adjusted EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

The following is a reconciliation for SunGard of income (loss) from continuing operations, which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our debt agreements (in millions). The terms and related calculations are defined in the indentures.

				Three Months Ended March 31,		Last Twelve Months March 31, 2012
	2009	2010	2011	2011	2012
Loss from continuing operations	$(1,185)	$(414)	$(73)	$(78)	$(77)	$(72)
Interest expense, net	630	636	521	136	122	507
Income tax benefit	(116)	(68)	(118)	(11)	(7)	(114)
Depreciation and amortization	771	729	710	186	173	697

EBITDA	100	883	1,040	233	211	1,018
Goodwill impairment charges	1,126	205	48	—	—	48
Purchase accounting adjustments(a)	17	13	11	3	2	10
Non-cash charges(b)	33	36	34	5	11	40
Restructuring and other charges(c)	37	56	99	11	3	92
Acquired EBITDA, net of disposed EBITDA(d)	4	7	—	—	—	—
Pro forma expense savings related to acquisitions(e)	4	2	—	—	—	—
Loss on extinguishment of debt(f)	—	58	3	2	15	16

Adjusted EBITDA from continuing operations	1,321	1,260	1,235	$254	$242	$1,224

Adjusted EBITDA from Operations Held for Sale	163	147	138

Adjusted EBITDA—senior secured credit facilities, senior notes due 2018 and 2020 and senior subordinated notes due 2015	$1,484	$1,407	$1,373	$254	$242	$1,224

(a)	Purchase accounting adjustments include the adjustment of deferred revenue and lease reserves to fair value at the dates of the LBO and subsequent acquisitions made by SunGard and certain acquisition-related compensation expense.
(b)	Non-cash charges include stock-based compensation (see Note 9 of Notes to Consolidated Financial Statements) and loss on the sale of assets.
(c)	Restructuring and other charges include severance and related payroll taxes, reserves to consolidate certain facilities, strategic initiative expenses, certain other expenses associated with acquisitions made by the Company, gains or losses related to fluctuation of foreign currency exchange rates impacting the foreign-denominated debt, management fees paid to the Sponsors, and franchise and similar taxes reported in operating expenses, partially offset by certain charges relating to the receivables facility.
(d)	Acquired EBITDA net of disposed EBITDA reflects the EBITDA impact of businesses that were acquired or disposed of during the period as if the acquisition or disposition occurred at the beginning of the period.
(e)	Pro forma adjustments represent the full-year impact of savings resulting from post-acquisition integration activities.
(f)	Loss on extinguishment of debt includes in 2010 the loss on extinguishment of $1.6 billion of senior notes due in 2013 and the write-off of deferred financing fees related to the refinancing of a portion of our U.S. Dollar-denominated term loans and retirement of $100 million of pound Sterling-denominated term loans.

Our covenant requirements and actual ratios for the year ended March 31, 2012 are as follows:

	Covenant Requirements	Actual Ratios
Senior secured credit facilities(1)
Minimum Adjusted EBITDA to consolidated interest expense ratio	1.95x	2.92x

Maximum total debt to Adjusted EBITDA	5.75x	4.16x

Senior notes due 2018 and 2020 and senior subordinated notes due 2015(2)
Minimum Adjusted EBITDA to fixed charges ratio required to incur additional debt pursuant to ratio provisions	2.00x	2.90x

(1)	Our senior secured credit facilities require us to maintain an Adjusted EBITDA to consolidated interest expense ratio starting at a minimum of 1.95x for the four-quarter period ended December 31, 2011 and increasing over time to 2.10x by the end of 2012 and 2.20x by the end of 2013. Consolidated interest expense is defined in the senior secured credit facilities as consolidated cash interest expense less cash interest income further adjusted for certain non-cash or non-recurring interest expense and the elimination of interest expense and fees associated with SunGard’s accounts receivable facility. Beginning with the four-quarter period ending December 31, 2011, we are required to maintain a consolidated total debt to Adjusted EBITDA ratio of 5.75x and decreasing over time to 5.25x by the end of 2012 and to 4.75x by the end of 2013. Consolidated total debt is defined in the senior secured credit facilities as total debt less certain indebtedness and further adjusted for cash and cash equivalents on our balance sheet in excess of $50 million. Failure to satisfy these ratio requirements would constitute a default under the senior secured credit facilities. If our lenders failed to waive any such default, our repayment obligations under the senior secured credit facilities could be accelerated, which would also constitute a default under our indentures.
(2)	Our ability to incur additional debt and make certain restricted payments under our indentures, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charges ratio of at least 2.0x, except that we may incur certain debt and make certain restricted payments and certain permitted investments without regard to the ratio, such as our ability to incur up to an aggregate principal amount of $5.75 billion under credit facilities (inclusive of amounts outstanding under our senior credit facilities from time to time; as of March 31, 2012, we had $3.05 billion outstanding under the term loan facilities and available commitments of $858 million under the revolving credit facility), to acquire persons engaged in a similar business that become restricted subsidiaries and to make other investments equal to 6% of our consolidated assets. Fixed charges is defined in the indentures governing the Senior Notes due 2018 and 2020 and the Senior Subordinated Notes due 2015 as consolidated interest expense less interest income, adjusted for acquisitions, and further adjusted for non-cash interest and the elimination of interest expense and fees associated with the receivables facility.

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative financial instruments for trading or speculative purposes. We have invested our available cash in short-term, highly liquid financial instruments, substantially all having initial maturities of three months or less. When necessary, we have borrowed to fund acquisitions.

At March 31, 2012, we had total debt of $6.61 billion, including $3.25 billion of variable rate debt. We have entered into interest rate swap agreements which expire in May 2013 and effectively fix the interest rates for $500 million of our variable rate debt at 1.99%. Our remaining variable rate debt of $2.75 billion is subject to changes in underlying interest rates, and, accordingly, our interest payments will fluctuate. During the period when all of our interest rate swap agreements are effective, a 1% change in interest rates would result in a change in interest of approximately $28 million per year. Upon the expiration of the interest rate swap agreements in May 2013, a 1% change in interest rates would result in a change in interest of approximately $33 million per year.

At December 31, 2011, we had total debt of $7.83 billion, including $4.47 billion of variable rate debt. We entered into interest rate swap agreements which fixed the interest rates for $1.7 billion of our variable rate debt. Swap agreements expiring in February 2012 have a notional value of $1.2 billion and effectively fix the variable portion of our interest rates at 1.78%. Swap agreements expiring in May 2013 have a notional value of $500 million and effectively fix the variable portion of our interest rates at 1.99%. Our remaining variable rate debt of $2.77 billion is subject to changes in underlying interest rates, and, accordingly, our interest payments will fluctuate. During the period when all of our interest rate swap agreements are effective, a 1% change in interest rates would result in a change in interest of approximately $28 million per year. Upon the expiration of each interest rate swap agreement in February 2012 and May 2013, a 1% change in interest rates would result in a change in interest of approximately $40 million and $45 million per year, respectively. See Note 5 of Notes to Consolidated Financial Statements.

During 2011, approximately 37% of our revenue was from customers outside the United States with approximately 78% of this revenue coming from customers located in the United Kingdom, Continental Europe and Canada. Only a portion of the revenue from customers outside the United States is denominated in other currencies, the majority being pounds sterling and euros. Revenue and expenses of our foreign operations are generally denominated in their respective local currencies. We continue to monitor our exposure to currency exchange rates and we enter into currency hedging transactions from time to time to mitigate certain currency exposures.

BUSINESS

We are one of the world’s leading software and technology services companies. We provide software and technology services to financial services, education and public sector organizations. We also provide disaster recovery services, managed services, information availability consulting services and business continuity management software. We serve approximately 25,000 customers in more than 70 countries. Our high quality software solutions, excellent customer support and specialized technology services result in strong customer retention rates across all of our business segments and create long-term customer relationships. We believe that we are one of the most efficient operators of mission-critical IT solutions as a result of the economies of scale we derive from serving multiple customers on shared processing platforms.

We operate our business in three segments: Financial Systems (“FS”), Availability Services (“AS”) and Other, which is comprised of K-12 Education (“K-12”) and Public Sector (“PS”). On January 19 and 20, 2012, the Company completed the sale of its Higher Education (“HE”) business, which is included in discontinued operations for purposes of this prospectus.

FS provides mission-critical software and technology services to virtually every type of financial services institution, including buy-side and sell-side institutions, third-party administrators, wealth managers, retail banks, insurance companies, corporate treasuries and energy trading firms. Our broad range of complementary software solutions and associated technology services help financial services institutions automate the business processes associated with trading, managing portfolios and accounting for investment assets.

AS provides disaster recovery services, managed services, information availability consulting services and business continuity management software to over 9,000 customers in North America and Europe. With five million square feet of data center and operations space, AS assists IT organizations across virtually all industry and government sectors to prepare for and recover from emergencies by helping them minimize their computer downtime and optimize their uptime. Through direct sales and channel partners, AS helps organizations ensure their people and customers have uninterrupted access to the information systems they need in order to do business.

Other (K-12 and PS) provides software and technology services designed to meet the specialized needs of local, state and federal governments, public safety and justice agencies, public and private schools, utilities, nonprofits and other public sector institutions.

With a large portfolio of proprietary products and services in each of our three business segments, we have a diversified and stable business. Our base of approximately 25,000 customers includes most of the world’s largest financial services firms, a variety of other financial services firms, corporate and government treasury departments, energy companies, school districts, local governments and nonprofit organizations. Our AS business serves customers across virtually all industries. Our revenue is highly diversified by customer and product. During each of the past three fiscal years, no single customer has accounted for more than 10% of total revenue. On average for the past three fiscal years, services revenue has been approximately 91% of total revenue. About 80% of services revenue is highly recurring as a result of multiyear contracts and is generated from (1) software-related services including software maintenance and support, processing and rentals and (2) recovery and managed services. The remaining services revenue includes (1) professional services, which are recurring in nature as a result of long-term customer relationships and (2) broker/dealer fees, which are largely correlated with trading volumes.

We were acquired in August 2005 in a leveraged buy-out (“LBO”) by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake and TPG. As a result of the LBO, we are highly leveraged and our equity is not publicly traded.

Our Sponsors continually evaluate various strategic alternatives with respect to the Company, including a potential spin-off of the AS business to our current equity holders. We expect that if we were to spin-off the AS business, AS would incur new debt and we would repay a portion of our existing indebtedness. Additionally, along with any spin-off of AS, we would receive cash proceeds from an issuance of equity of one of our Parent Companies. There can be no assurance that we will ultimately pursue any strategic alternatives with respect to any business segment, including AS, or an equity issuance or, if we do, what the structure or timing for any such transaction would be.

Financial information regarding our business segments is included in Note 12 to our Consolidated Financial Statements.

Business Segment Overview

Financial Systems

FS provides mission critical software and technology services to financial services institutions, corporate and government treasury departments and energy companies. Our solutions automate the many complex business processes associated primarily with trading, managing investment portfolios and accounting for investment assets, and also address the processing requirements of a broad range of users within the financial services sector. In addition, we provide technology services that focus on application implementation and integration of these solutions, custom software development and application management. Since our inception, we have consistently enhanced our solutions to add new features, process new types of financial instruments, meet new regulatory requirements, incorporate new technologies and meet evolving customer needs.

We deliver many of our solutions as an application-service provider, primarily from our data centers located in North America and Europe that customers access through the Internet or virtual private networks. We also deliver some of our solutions by licensing the software to customers for use on their own computers and premises.

Our FS business offers software and technology services to a broad range of users, including asset managers, chief financial officers, compliance officers, custodians, fund administrators, insurers and reinsurers, market makers, plan administrators, registered investment advisors, treasurers, traders and wealth managers. At the beginning of 2012, we realigned our FS businesses to better serve the needs of our customers. To provide our solutions, FS is grouped into businesses that focus on the specific requirements of our customers, as follows:

Asset Management: We offer solutions that help institutional investors, hedge funds, private equity firms, fund administrators and securities transfer agents improve both investment decision-making and operational efficiency, while managing risk and increasing transparency. Our solutions support every stage of the investment process, from research and portfolio management, to valuation, risk management, compliance, investment accounting, transfer agency and client reporting.

Banking: We provide banks with an integrated solution suite for asset/liability management, budgeting and planning, regulatory compliance and profitability. Our solutions also manage all aspects of universal banking including back-office transaction processing, front-office multichannel delivery, card management and payments.

Capital Markets: Our capital markets solutions help banks, broker/dealers, futures commission merchants and other financial institutions to increase the efficiency, transparency and control of their trading operations across multiple platforms, asset classes and markets. Supporting the entire trade lifecycle from front-to-back, these solutions provide everything from connectivity, execution services and risk management to securities finance, collateral management and compliance. Additionally, these solutions help customers to create and manage consolidated views across all their positions and risk.

Corporate Liquidity & Energy: Our solutions for corporate liquidity help businesses facilitate connectivity between their buyers, suppliers, banks, data providers and other stakeholders to increase visibility of cash, improve communication and response time, reduce risk, and help drive maximum value from working capital. Our end-to-end collaborative financial management framework helps chief financial officers and treasurers bring together receivables, treasury and payments for a single view of cash and risk, and to optimize business processes for enhanced liquidity management. Our energy and commodities solutions help energy companies, corporate hedgers, hedge funds and financial services firms to compete efficiently in global energy and commodities markets by streamlining and integrating the trading, risk management and operations of physical commodities and their associated financial instruments.

Insurance: We provide solutions for the insurance industry in each of the following major business lines: life and health, annuities and pensions, property and casualty, reinsurance and asset management. Our software and services support functions from the front-office through the back-office, from customer service, policy administration and actuarial calculations to financial and investment accounting and reporting.

Wealth Management: We provide wealth management solutions that help banks, trust companies, brokerage firms, insurance firms, benefit administrators and independent advisors acquire, service and grow their client relationships. We provide solutions for client acquisition, transaction management, trust accounting and recordkeeping that can be deployed as stand-alone products, or as part of an integrated wealth management platform.

FS also has a global services organization that delivers business consulting, technology and managed and professional services for financial services institutions, energy companies and corporations. Leveraging our global delivery model, our consultants and developers worldwide help customers manage their complex data needs, optimize end-to-end business processes and assist with systems integration, while providing full application development, maintenance, testing and support services.

The FS segment is organized to align with customer-facing business areas. FS revenue by business area based on the 2011 organizational structure was as follows (in millions):

	2010	2011
Capital Markets	$670	$730
Global Trading	659	567
Asset Management	362	388
Wealth Management	389	367
Banking	203	229
Corporate Liquidity	175	190
Insurance	175	175
Other	174	189

Total Financial Systems	$2,807	$2,835

FS revenues by customer-facing business area based on the new 2012 alignment (in millions):

	2010	2011
Capital Markets	$1,166	$1,129
Asset Management	430	466
Wealth Management	374	357
Corporate Liquidity & Energy	257	264
Banking	231	252
Insurance	175	175
Other	174	192

Total Financial Systems	$2,807	$2,835

Availability Services

AS helps customers improve the resilience of their mission critical systems by designing, implementing and managing cost-effective solutions using people, processes and technology to address enterprise IT availability needs. As the pioneer of commercial disaster recovery in the 1970s, we believe our specialization in information availability solutions, together with our vast experience, technology expertise, resource management capabilities, vendor neutrality and diverse service offerings, have uniquely positioned us to meet customers’ varied needs in an environment in which businesses are critically dependent on the availability of IT. Our comprehensive portfolio of services extends from always-ready standby services to high availability advanced recovery services and always-on production and managed services. This includes planning and provisioning of enterprise cloud computing and SaaS platforms. Additionally, we provide business continuity management software and consulting services to help customers design, implement and maintain plans to protect their central business systems. To serve our more than 9,000 customers, we have approximately 5,000,000 square feet of data center and operations space at over 80 facilities in ten countries. Since inception, we have helped customers recover from unplanned interruptions resulting from major disasters including the Gulf Coast hurricanes in 2008, widespread flooding in the UK in 2007, hurricane Katrina and Gulf Coast hurricanes in 2005, Florida hurricanes in 2004, the Northeast U.S. blackout in 2003, and the terrorist attacks of September 11, 2001.

We provide the following four categories of services: recovery services, managed services, consulting services and business continuity management software. The combination of all services provides our customers with a complete set of IT operations and information availability management solutions.

Although high availability and recovery services remain our principal revenue generating services, managed services, consulting services and business continuity management software increasingly account for a greater percentage of new sales. Because advanced recovery and managed services are often unique to individual customers and utilize a greater proportion of dedicated (versus shared) resources, they typically require modestly more capital expenditures. Cloud solutions, however, are changing industry economics to allow for lower-cost, partially dedicated solutions.

Recovery Services: We help customers maintain access to the information and computer systems needed to run their businesses by providing cost-effective solutions to keep IT systems operational and secure in the event of an unplanned business disruption. These business disruptions can range from man-made events (e.g., power outages, telecommunications disruptions and acts of terrorism) to natural disasters (e.g., floods, hurricanes and earthquakes). We offer a complete range of recovery services tailored to application uptime requirements. These requirements are typically based on the criticality of the supported business processes. Some of these solutions can be delivered using processors, servers, storage devices, networks and other resources and infrastructure that are subscribed to by multiple customers. Recovery services range from basic standby infrastructure recovery services, workforce continuity services, and mobile recovery options to advanced recovery or high availability solutions. Managed recovery services represents a growing area, with industry regulations and the growing complexity of heterogeneous environments (i.e., cloud, virtual, physical) fuelling demand. Our managed recovery program offering—in which AS personnel lead planning, set-up, maintenance, testing and execution of a recovery solution—addresses key customer needs. Demand has also increased for cloud-based recovery services.

Managed Services: We provide IT infrastructure and production services that customers use to run their businesses on a day-to-day basis. These services range from co-located IT infrastructure (e.g., we provide data center space, power, cooling and network connectivity) to fully managed infrastructure services (e.g., we fully manage the daily operation of a customer’s IT infrastructure). Managed services help customers augment their IT resources and skills without having to hire full-time internal IT staff and make capital investments in infrastructure. In addition to managed hosting services for physical infrastructures, cloud hosting as well as managed services solutions spanning mixed physical and virtual environments are becoming more commonplace. In 2010, we launched enterprise-grade cloud services and have augmented these with high availability, multi-site solutions and private cloud options in 2011. Geographically, we deliver cloud services out of the U.S., Canada and Great Britain and a lower-cost cloud option out of Ireland.

Consulting Services: We offer consulting services to help customers solve critical business availability and IT infrastructure problems. AS realigned its consulting organization in 2011 to follow a traditional partner-led practice model. Current capabilities include enterprise resiliency, technology architecture and infrastructure operations, taken to market through vertical practices focused in financial services, healthcare, manufacturing, energy and outsourcing. Consulting services focused on addressing operational risk primarily for financial institutions were also launched in 2011.

Business Continuity Management Software: We provide customized software that facilitates business continuity, with automated business continuity management (BCM) systems and incident management modules for more than 1,600 customers. There are strong growth prospects driven by customers’ lack of internal IT expertise, the required familiarity with the regulatory environment and the growing demand for centralization of BCM planning and governance.

Availability Services operates across the UK and in Europe, delivering a very similar set of services as in the Americas. With locations in the UK, Ireland, France, Sweden, Belgium and Luxembourg, we have considerable ability to support customers from the European Union territories. Recently opened India operations provides workforce continuity services out of two locations.

Other

K-12 Education: We provide administrative information software solutions and related implementation and support services for K-12 school districts and private schools throughout the United States. Our software and technology services help school districts improve the efficiency of their operations and use Web-based technologies to serve their constituents. We offer a fully integrated suite of products for student information, learning management, special education, financial and human resource activities.

Public Sector: PS provides software and technology services designed to meet the specialized needs of local, state and federal governments, public safety and justice agencies, utilities and public sector institutions as well as nonprofits. More than 120 million citizens in North America live in municipalities that rely on our products and services. Our public administration solutions support a range of specialized enterprise resource planning and administrative processes for functions such as accounting, human resources, payroll, utility billing, land management and managed IT services. Public safety and justice agencies use our solutions to manage emergency dispatch operations, citizen and incident records, mobile computing in the field, and the operation of courts and jails. Our e-Government solutions help local governments to use the Internet and wireless technologies to serve their constituents. In December 2010, we sold our Public Sector U.K. operation.

Acquisitions

To complement our organic growth, we have a highly disciplined program to identify, evaluate, execute and integrate acquisitions. Generally, we seek to acquire businesses that broaden our existing product lines and service offerings by adding complementary products and service offerings and by expanding our geographic reach. During 2011, we spent approximately $35 million in cash to acquire five businesses. The following table lists the businesses we acquired in 2011:

Acquired Company/Business	Date Acquired	Description
PredictiveMetrics, Inc.	01/31/11	A provider of predictive scoring and analytical services.
Valuelink Information Systems Limited	03/22/11	A provider of validated financial data solutions.
Stratix Technologies Inc.	03/31/11	A provider of IT consulting services to Canadian financial services companies.
Finace	8/31/11	A provider of securities lending and collateral management software.
Northern Arch	9/30/11	A global leasing and financing process management solution.

Product Development

We continually support, upgrade and enhance our systems and develop new products to meet the needs of our customers for operational efficiency and resilience and to leverage advances in technology.

Our expenditures for software development during the years ended December 31, 2010 and 2011, including amounts that were capitalized, totaled approximately $191 million and $212 million, respectively. In 2010 and 2011, software development expenses were 6% and 7%, respectively, of revenue from software and processing solutions. These amounts do not include routine software support costs, nor do they include costs incurred in performing certain customer-funded development projects in the ordinary course of business.

Marketing

Most of our FS solutions are marketed throughout North America and Western Europe and many are marketed worldwide, including Asia Pacific, Central and Eastern Europe, the Middle East, Africa and Latin America. Our AS solutions are marketed primarily in North America and Europe. Our K-12 and PS solutions are marketed in North America. Our revenue from sales outside the United States during the years ended December 31, 2009, 2010 and 2011 totaled approximately $1.45 billion, $1.50 billion and $1.67 billion, respectively.

Brand and Intellectual Property

We own registered marks for the SUNGARD name and own or have applied for trademark registrations for many of our services and software products.

To protect our proprietary services and software, we rely upon a combination of copyright, patent, trademark and trade secret law, confidentiality restrictions in contracts with employees, customers and others, software security measures, and registered copyrights and patents. We also have established policies requiring our personnel and representatives to maintain the confidentiality of our proprietary property. We have a few registrations of our copyrights and a number of patents and patent applications pending. We will continue to apply for software and business method patents on a case-by-case basis and will continue to monitor ongoing developments in the evolving software and business method patent field (see “Risk Factors”).

Competition

Because most of our computer services and software solutions are specialized and technical in nature, most of the niche areas in which we compete have a relatively small number of significant competitors. Some of our existing competitors and some potential competitors have substantially greater financial, technological and marketing resources than we have.

Financial Systems. In our FS business, we compete with numerous other data processing and software vendors that may be broadly categorized into two groups. The first group is comprised of specialized financial systems companies that are much smaller than we are. The second group is comprised of large computer services companies whose principal businesses are not in the financial systems area, some of which are also active acquirors. We also face competition from the internal processing and IT departments of our customers and prospects. The key competitive factors in marketing financial systems are the accuracy and timeliness of processed information provided to customers, features and adaptability of the software, level and quality of customer support, degree of responsiveness, level of software development expertise, total cost of ownership and return on investment. We believe that we compete effectively with respect to each of these factors and that our leadership, reputation and experience in this business are important competitive advantages.

Availability Services. In our AS business, the greatest source of competition for recovery and advanced recovery services is in-house dedicated solutions that the enterprise develops and maintains internally instead of purchasing from a services provider. The declining cost of infrastructure has made these solutions more accessible, yet the growing complexity of IT environments driven by cloud and virtualization has increased the challenge of sustaining in-house business continuity programs. Historically, the single largest commercial competitor for recovery and advanced recovery services has been IBM Corporation, which, like us, currently provides the full continuum of information availability services. We also face moderate competition from specialized vendors, including hardware manufacturers, data-replication and virtualization software companies, outsourcers, managed hosting companies; IT services companies and telecommunications companies. Competition among managed services, including cloud and data center service providers, is fragmented across various competitor types, such as major telecommunication providers, IT outsourcers, niche cloud vendors, real estate investment trusts and regional colocation providers. We compete effectively with respect to the key competitive dimensions in the information availability industry, namely economies of scale, quality of infrastructure, scope and quality of services, including breadth of supported hardware platforms and network capacity, level and quality of customer support, level of technical expertise, vendor neutrality, and price. We are positioned with important competitive advantages including our experience, reliability and reputation as an innovator in information availability solutions, our proven track record, our financial stability and our ability to provide the entire portfolio of information availability services as a single vendor solution.

Employees

As of December 31, 2011, we had approximately 17,500 employees in continuing operations. Our success depends partly on our continuing ability to retain and attract skilled technical, sales and management personnel. While skilled personnel are in high demand and competition exists for their talents, we have been able to retain and attract highly qualified personnel (see “Risk Factors”). We believe that our employee relations are excellent.

Properties

We lease space, primarily for availability services facilities, data centers, sales offices, customer support offices and administrative offices, in many locations worldwide. We also own some of our computer and office facilities. Our principal facilities include our leased Availability Services facilities in Philadelphia, Pennsylvania (629,800 square feet), Carlstadt, New Jersey (661,000 square feet), and Hounslow, England (195,000 square feet) and include our financial systems application service provider centers in Voorhees, New Jersey; Birmingham, Alabama; Burlington, Massachusetts; Hopkins, Minnesota; Ridgefield, New Jersey; and Wayne, Pennsylvania. We believe that our leased and owned facilities are adequate for our present operations.

Legal Proceedings

We are presently a party to certain lawsuits arising in the ordinary course of our business. We believe that none of our current legal proceedings will be material to our business, financial condition or results of operations.

MANAGEMENT

Our executive officers and directors are listed below.

Name	Age	Principal Position with SunGard Data Systems Inc.
Executive Officers
Vincent R. Coppola	55	Senior Vice President, Global Business Services & Technology
Harold C. Finders	56	Chief Executive Officer, Financial Systems
Russell P. Fradin	56	President, Chief Executive Officer and Director
John (Mack) M. Gill	42	Senior Vice President—Corporate Development and Strategy
Karen M. Mullane	47	Vice President and Controller
Victoria E. Silbey	48	Senior Vice President—Legal and Chief Legal Officer
Andrew A. Stern	55	Chief Executive Officer, Availability Services
Kathleen Weslock	56	Senior Vice President—Human Resources and Chief Human Resources Officer
Robert F. Woods	57	Senior Vice President—Finance and Chief Financial Officer
Directors
Chinh E. Chu	45	Director
John Connaughton	46	Director
James H. Greene, Jr.	61	Director
Glenn H. Hutchins	56	Chairman of the Board of Directors
James L. Mann	78	Director
John Marren	49	Director
Sanjeev Mehra	53	Director
Julie Richardson	49	Director

Mr. Coppola has served as Senior Vice President, Global Business Services & Technology since December 2011 and as Senior Vice President—Operations, Financial Systems from August to December 2011. Prior to joining SunGard, Mr. Coppola served as Chief Operating Officer, Consulting during 2010 at Hewitt Associates, a global provider of human resources consulting and outsourcing solutions, and as Senior Vice President—Global Business Services & New Products, New Markets at Hewitt from 2008 to 2009. From 1982 to 2007, he held various senior executive positions with Automatic Data Processing, Inc., a provider of benefits and payroll processing services.

Mr. Finders has been Chief Executive Officer, Financial Systems, since March 2011, Interim Chief Executive Officer, Financial Systems, from January to March 2011, and Division Chief Executive Officer, Financial Systems, from 2007 to 2010. Mr. Finders was Group Chief Executive Officer, SunGard Europe from 2005 to 2007. From 2001 to 2005, Mr. Finders headed the SunGard Investment Management Systems businesses based in Europe. From 1996 to 2001, he held various senior management positions with us overseeing a number of our European financial systems businesses. Mr. Finders headed a Geneva-based wealth management systems business that we acquired in 1996.

Mr. Fradin has been Chief Executive Officer, President and a director since May 2011. From 2010 to May 2011, Mr. Fradin was chairman and chief executive officer of Aon Hewitt, a global provider of human resources consulting and outsourcing solutions and a business unit of Aon Corporation, and from 2006 to 2010, Mr. Fradin was chief executive officer of Hewitt Associates. Mr. Fradin was President and Chief Executive Officer of The BISYS Group, Inc., a provider of outsourcing solutions for the financial services sector, from 2004 to 2006, and from 1997 to 2004 he held various senior executive positions with Automatic Data Processing, Inc., a provider of benefits and payroll processing services.

Mr. Gill has been Senior Vice President, Corporate Development and Strategy since November 2011, President of SunGard Global Technology from March 2011 to November 2011, and President of SunGard Global Services from 2009 to March 2011. From 1994 to 2009, he held various positions with us overseeing a number of our financial systems businesses, including Offshore Services.

Ms. Mullane has been Vice President and Controller since 2006, Vice President and Director of SEC Reporting from 2005 to 2006, Director of SEC Reporting from 2004 to 2005 and Manager of SEC Reporting from 1999 to 2004. From 1997 to 1999, she was Vice President of Finance at NextLink Communications of Pennsylvania and, from 1994 to 1997, she was Director of Finance at EMI Communications. Ms. Mullane is a director and/or officer of most of our domestic and foreign subsidiaries.

Ms. Silbey has been Senior Vice President—Legal since 2006, Chief Legal Officer since February 2011, General Counsel from 2006 to February 2011 and Vice President—Legal and General Counsel from 2005 to 2006. From 1997 to 2005, Ms. Silbey held various legal positions with us, including Vice President—Legal and Assistant General Counsel from 2004 to 2005. From 1991 to 1997, she was a lawyer with Morgan, Lewis & Bockius LLP, Philadelphia. Ms. Silbey is a director and officer of most of our domestic and foreign subsidiaries.

Mr. Stern has been Chief Executive Officer, SunGard Availability Services since June 2010. Mr. Stern held various senior positions with USinternetworking, Inc. (acquired by AT&T in 2006), including Chief Executive Officer from 2000 to 2008, Chairman from 2002 to 2006, Chief Operating Officer from 1999 to 2000 and Executive Vice President and Chief Financial Officer from 1998 to 1999. Previously, he served as Executive Vice President, Strategy and Reinsurance Operations at USF&G.

Ms. Weslock has been Senior Vice President—Human Resources and Chief Human Resources Officer since 2006. From 2005 to 2006, Ms. Weslock was head of Human Resources at Deloitte Financial Services LLP, and from 2001 to 2005 she was Director of Global Human Resources for Shearman & Sterling LLP, an international law firm.

Mr. Woods has been Senior Vice President—Finance and our Chief Financial Officer since January 2010. From 2004 to 2009, Mr. Woods was Chief Financial Officer of IKON Office Solutions, a document management systems and services company. Previously, he served as Vice President and Controller and Vice President and Treasurer at IBM Corporation and Vice President, Finance for IBM Asia-Pacific.

Mr. Chu has been a Director since 2005. Mr. Chu is a Senior Managing Director in the Corporate Private Equity group of The Blackstone Group, a private equity firm which he joined in 1990. Mr. Chu serves on the Boards of Directors of Catalent Pharma Solutions, Inc., DJO Incorporated. and HealthMarkets, Inc. and previously served on the Board of Directors of Celanese Corporation, Financial Guaranty Insurance Company, Graham Packaging Company Inc. and Nalco Holding Company.

Mr. Connaughton has been a Director since 2005. Mr. Connaughton has been a Managing Director of Bain Capital Partners, LLC, a global private investment firm, an Officer of Bain Capital Partners, LLC since 1997 and a member of the firm since 1989. Mr. Connaughton currently serves on the Boards of Directors of Air Medical Holdings, Inc., Clear Channel Communications, Inc., CRC Health Group, Inc., Hospital Corporation of America, Inc., Quintiles Transnational Corp. and Warner Chilcott Ltd. and previously served on the Board of Directors of AMC Entertainment Inc., CMP Susquehanna Holdings Corp., Epoch Senior Living, M|C Communications (PriMed), ProSiebenSat.1.Media, Stericycle Inc. and Warner Music Group Corp.

Mr. Greene has been a Director since 2005. Mr. Greene joined Kohlberg Kravis Roberts & Co. LP, a global alternative asset management firm (“KKR”), in 1986 and was a General Partner of KKR from 1993 until 1996, when he became a member of KKR & Co. L.L.C. until October 2009. Mr. Greene is currently a member of KKR Management, LLC, which is the general partner of KKR & Co. L.P. Mr. Greene serves on the Board of Directors of Aricent Inc., TASC, Inc. and Western New York Energy, LLC and previously served on the Board of Directors of Accuride Corporation, Alliance Imaging, Inc., Avago Technologies, Sun Microsystems, Inc. and Zhone Technologies, Inc.

Mr. Hutchins has been Chairman of the Board of Directors since 2005. Mr. Hutchins is a co-founder and Managing Director of Silver Lake, a technology investment firm that was established in 1999 and was Co-Chief Executive until 2011. Mr. Hutchins serves on the Board of Directors of The Nasdaq OMX Group, Inc.

Mr. Mann has been a Director since 2006 and has been employed by SunGard since 1983. Mr. Mann served as Chairman of the Board from 1987 to 2005 and as a Director from 1983 to 1986. Mr. Mann served as Chief Executive Officer from 1986 to 2002, President from 1986 to 2000, and Chief Operating Officer from 1983 to 1985. Mr. Mann serves on the Board of Directors of athenahealth, Inc.

Mr. Marren has been a Director since 2005. Mr. Marren joined TPG Capital, a private equity firm, in 2000 as a partner and leads the firm’s technology team. From 1996 to 2000, he was a Managing Director at Morgan Stanley. From 1992 to 1996, he was a Managing Director and Senior Semiconductor Research Analyst at Alex Brown & Sons. Mr. Marren is currently the Chairman of the Board of MEMC Electronic Materials, Inc. and serves on the Board of Directors of Avaya Inc. and Freescale Semiconductor Inc. and previously served on the Board of Directors of Conexant Systems Inc. and ON Semiconductor Corporation.

Mr. Mehra has been a Director since 2005. Mr. Mehra has been a partner of Goldman, Sachs & Co. since 1998 and a Managing Director of Goldman, Sachs & Co.’s Principal Investment Area of its Merchant Banking Division since 1996. He serves on the Boards of Directors of ARAMARK Corporation, Hawker Beechcraft, Inc. and KAR Auction Services, Inc. and previously served on the Board of Directors of Burger King Holdings, Inc., Madison River Telephone Company, LLC and Nalco Holding Company.

Ms. Richardson has been a Director since 2005. Ms. Richardson has been a Managing Director of Providence Equity Partners since 2003 and oversees the New York-based team. Between 1998 and 2003, Ms. Richardson held various roles at JPMorgan, including Vice Chairman of the firm’s investment banking division and Global Co-Head of the firm’s Telecom, Media and Technology group. Prior to joining JPMorgan in 1998, Ms. Richardson was a Managing Director at Merrill Lynch, where she spent over 11 years. Ms. Richardson serves on the Boards of Directors of Altegrity, Open Solutions Inc., SRA International, Inc. and Stream Global Services and previously served on the Board of Directors of eTelecare Global Services.

The Amended and Restated Certificate of Incorporation of SCC is structured to permit the holders of specific classes of Class A common stock representing funds affiliated with each Sponsor group to elect separate directors (the “Sponsor Directors”) and also allows for the holders of all outstanding common stock to elect additional directors. The Principal Investor Agreement dated August 10, 2005 by and among the four parent companies and the Sponsors further contains agreements among the parties with respect to the election of our directors. Each Sponsor is entitled to elect one representative to the Board of Directors of SCC, which will then cause the Board of Directors or Managers, as applicable, of the other three parent companies and of SunGard to consist of the same members. Annually since 2005, in accordance with both the Amended and Restated Certificate of Incorporation of SCC and the Principal Investor Agreement, each of Ms. Richardson and Messrs. Chu, Connaughton, Greene, Hutchins, Marren and Mehra have been elected to the Boards as Sponsor Directors.

In accordance with the charter of the Nominating and Corporate Governance Committee, to the extent consistent with applicable agreements, the Nominating and Corporate Governance Committee will identify, recommend and recruit qualified candidates to fill new positions on the Boards and will conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates. In 2006, James L. Mann was selected to serve as a director due to his extensive business and management expertise from having served as SunGard’s chief executive officer from 1986 to 2002, his acute business judgment, and his extensive knowledge of the industries in which the Company operates.

On May 31, 2011, in connection with becoming the chief executive officer and in accordance with his employment agreement, Russell P. Fradin was elected to serve as a director on the Boards.

As a group, the Sponsor Directors possess experience in owning and managing enterprises like the Company and are familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally. All of the Company’s directors possess high ethical standards, act with integrity, and exercise careful, mature judgment. Each is committed to employing their skills and abilities to aid the long-term interests of the stakeholders of the Company.

The Board has determined that Mr. Connaughton qualifies as an “audit committee financial expert” within the meaning of regulations adopted by the Securities and Exchange Commission. Mr. Connaughton is not an independent director because of his affiliation with Bain Capital Partners, LLC, the affiliated funds of which hold a 13.58% equity interest in our Parent Companies.

We adopted a Global Business Conduct and Compliance Program that is applicable to our directors and employees, including the chief executive officer, chief financial officer and controller. The Global Business Conduct and Compliance Program is available on our website at www.sungard.com/corporateresponsibility. A free copy of our Global Business Conduct and Compliance Program may be requested from: SunGard Data Systems Inc., attention Chief Compliance Officer, 680 East Swedesford Road, Wayne, PA 19087.

If we make any substantive amendments to the Global Business Conduct and Compliance Program which apply to our chief executive officer, chief financial officer or controller or grant any waiver, including any implicit waiver, from a provision of the Global Business Conduct and Compliance Program to our directors or executive officers, we will disclose the nature of the amendment or waiver on our website at www.sungard.com/corporateresponsibility or in a report on Form 8-K.

Executive Compensation

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions. It provides qualitative information regarding the manner in which compensation is earned by our executive officers and places in context the data presented in the tables that follow. In addition, in this section, we address the compensation paid or awarded during fiscal year 2011 to our chief executive officer (principal executive officer), former chief executive officer, chief financial officer (principal financial officer), and three other executive officers and two former executive officers who were the most highly compensated executive officers in fiscal year 2011. We refer to these eight executive officers as our “named executives.”

The compensation of Russell P. Fradin, our President and Chief Executive Officer, was based on the terms of the employment agreement entered into with Mr. Fradin in connection with the commencement of his employment on May 31, 2011. In addition to the components of Mr. Fradin’s compensation discussed below, he received a make-up cash bonus of $1,000,000 related to his former employment and a time-based restricted stock unit (“RSU”) award for 307,000 Units (defined below), which vests 33 1/3% on each of the first three anniversaries of the date of grant, May 31, 2011. The employment agreement also provides for acceleration of vesting of some benefits in connection with specified events of termination, which are described below under “Potential Payments Upon Termination or Change in Control.” For a further description of the terms of Mr. Fradin’s employment agreement, see below.

Our executive compensation programs have remained substantially the same for several years. The primary focus of our compensation philosophy is to pay for performance. We believe our programs are effectively designed and align well with the interests of our stockholders and are instrumental to achieving our business strategy.

Highlighted below are some of the key actions and decisions with respect to our executive compensation programs for fiscal 2011 as approved by the Compensation Committee:

•	The Compensation Committee targets annual base salaries to approximate the 60th percentile of base salaries of survey data, with the performance-based executive incentive compensation (“EIC”) bonus designed to allow the named executive to earn total target cash compensation at the 85th percentile of survey data only where the named executive achieves specific performance objectives.

•	Our executive compensation is tightly linked with performance.

•

As with past years, the Compensation Committee approved EIC plans by which the named executives were eligible to earn cash incentive compensation based upon achievement of specific financial objectives for 2011 that are designed to challenge the named executives to high performance.

•

Individual EIC bonuses (including any override earned) were capped at 1.75 times the target EIC bonus for our corporate-level senior executives and at no higher than 3.0 times the target EIC bonus for our segment-level senior executives.

•

We evaluated risks associated with our compensation programs. As described below under the Risk Considerations in Our Compensation Programs, we concluded that our compensation policies and practices for 2011 do not create risks that are reasonably likely to have a material adverse effect on the Company.

Administration of Our Compensation Program

Our executive compensation program is overseen and administered by the Compensation Committee. The Compensation Committee operates under a written charter adopted by our Board and has responsibility for discharging the responsibilities of the Board of Directors relating to the compensation of the Company’s executive officers and related duties. Management, including our chief executive officer, or CEO, evaluates a number of factors in developing cash and equity compensation recommendations to the Compensation Committee for its consideration and approval. Following this review and in consultation with management, our CEO makes compensation recommendations for our corporate executive officers and our named executives, including the CEO, to the Compensation Committee based on his evaluation of each officer’s performance, expectations for the coming year and market compensation data. Our CEO also provides an overview of compensation for other executive officers. The Compensation Committee reviews these proposals and makes all final compensation decisions for these officers by exercising its discretion in accepting, modifying or rejecting any management recommendations, including any recommendations from our CEO. Annual base salaries and target EIC goals for 2011 were approved prior to Mr. Fradin joining the Company in May 2011.

Objectives of Our Compensation Program

Our executive compensation program is intended to meet three principal objectives:

•	to provide competitive compensation packages to attract and retain superior executive talent;

•	to reward successful performance by the executive and the Company by linking a significant portion of compensation to future financial and business results; and

•	to further align the interests of executive officers with those of our ultimate stockholders by providing long-term equity compensation and meaningful equity ownership.

To meet these objectives, our compensation program balances short-term and long-term performance goals and mixes fixed and at-risk compensation that is directly related to stockholder value and overall performance.

Our compensation program for senior executives, including the named executives, is designed to reward Company performance. The compensation program is intended to reinforce the importance of performance and accountability at various operational levels, and therefore a significant portion of total compensation is in both cash and stock-based compensation incentives that reward performance as measured against established goals, i.e., “pay for performance.” Each element of our compensation program is reviewed individually and considered collectively with the other elements of our compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program. For each named executive, we look at each individual’s contributions to our overall results, our operating and financial performance compared with the targeted goals, and our size and complexity compared with companies in our compensation peer group.

Elements of Our Executive Compensation Program

In 2011, the principal elements of compensation for named executives were:

•	annual cash compensation consisting of base salary and performance-based EIC bonuses;

•	long-term equity incentive compensation;

•	benefits and perquisites; and

•	severance compensation and change of control protection.

Annual Cash Compensation

Management, including our CEO, develops recommendations for annual executive cash compensation plans by using compensation survey data for a broad set of organizations of comparable business, size and complexity, and then compares the survey results to publicly available compensation data for a group of companies we consider to be our peer group. We believe that the compensation practices of these companies provide us with appropriate benchmarks because they also provide technology products and services to a variety of customers and compete with us for executives and other employees.

The survey data used for 2011 compensation purposes comes from four sources: Radford Global Technology Survey, which focuses on technology companies; Towers Watson Survey Report on Top Management Compensation, which focuses on a broader array of organizations including professional services, high-tech and manufacturing companies; Mercer US Global Premium Executive Remuneration Survey, which focuses on public and private high technology service companies; and the Hildebrandt Baker Robbins Law Department Survey, which focuses on benchmarking compensation in the legal environment. For purposes of establishing compensation recommendations, we used a blend of these surveys to reflect our size, industry and appropriateness of the position matched.

The companies we consider within our peer group are financial services and software companies of similar industry and revenue as the Company, and some of which various businesses within the Company compete against for business and for talent. In reviewing the peer group list for use in 2011, the peer group was updated to remove seven companies that had too high or too low revenue as compared to the Company (Computer Sciences Corporation, Convergys Corporation, DST Systems Inc., Broadridge Financial Solutions, Paychex Inc., BMC Software Inc. and SEI Investments Company) and to add five companies that met the revenue and industry type parameters (CA Inc., First Data Corporation, Intuit Inc., Symantec Corporation and Visa Inc.). Revenue of these additional five companies in 2010 ranged from $3.1 billion to $9.1 billion. Peer group compensation data is limited to publicly available information and therefore generally does not provide precise comparisons by position as offered by the more comprehensive survey data from other public surveys used in our broader analysis as described above. As a result, the peer group data provides limited guidance and does not dictate the setting of executive officers’ compensation. The following companies comprised our peer group in 2011:

Automatic Data Processing, Inc.	Fiserv, Inc.	Symantec Corporation
CA, Inc.	Intuit Inc.	Visa Inc.
Fidelity National Info Services, Inc.	Iron Mountain Incorporated	The Western Union Company
First Data Corporation	MasterCard Incorporated

Our annual cash compensation packages for executive officers include base salary and an EIC bonus. We generally target the 60th percentile of the survey data as our benchmark for base salary and the 85th percentile as our benchmark for total on-target cash compensation. Because we pay for performance, we weight the cash compensation more heavily toward the performance incentives and less toward the base salary.

Base Salary. For base salary, we generally target the 60th percentile of the blended survey data to provide a fixed compensation based on competitive market practice that is not subject to performance risk while also considering other factors, such as individual and Company performance. We review the base salaries for each named executive annually as well as at the time of any promotion or significant change in job responsibilities. Base salaries are determined for each named executive based on his or her position and responsibility by using survey data. Salary for each named executive for calendar year 2011 is reported in the Summary Compensation Table below.

Performance-Based Incentive Compensation. The annual EIC bonus for executive officers is designed to reward our executives for the achievement of annual financial goals related to the business for which they have responsibility. A minimum incentive may be earned at threshold EIC goals, and no payment is awarded if the threshold goal is not achieved. On-target EIC goals are set generally at levels that reflect budgeted performance. Consistent with our focus on pay for performance, additional amounts can be earned when actual performance exceeds on-target performance. Additional mid-point goals between threshold and target with corresponding incentive amounts are also established. The Company may revise or cancel an executive’s EIC at any time as a result of a significant change in circumstances or the occurrence of an unusual event that was not anticipated when the performance plan was approved. Internal EBITA targets are adjusted to take into account acquisitions and/or dispositions which were not included in the budgeted EIC targets and other one-time adjustments as approved by the Compensation Committee. Individual EIC bonuses (including any override earned) were capped at 1.75 times the target EIC bonus for our corporate-level senior executives and at 3.00 times the target EIC bonus for our segment-level senior executives.

The financial measures used for the 2011 EIC bonuses for the named executives were one or more of the following: (i) Internal EBITA, which represents actual earnings before interest, taxes and amortization, noncash stock compensation expense, management fees paid to the Sponsors and certain other unusual items, (ii) budgeted revenue growth of the Company’s business segments, (iii) the run rate for services provided for which we will be billing effective at the start of a year and (iv) EBITDA minus CAPEX, which represents actual earnings before interest, taxes, depreciation and amortization less capital expenditures. These metrics were selected as the most appropriate measures upon which to base the 2011 EIC bonuses for the named executives because they are important metrics that management and the Board use to evaluate the performance of the Company or a particular business. While we have established threshold, mid-point and on-target performance goals, as set forth in the table below, bonuses may be increased if the applicable goal is exceeded. As a result, the named executives may be entitled to receive an increase in bonus equal to a small percentage of the amount by which the applicable Internal EBITA goal is exceeded. We refer to any such increase in the bonus as an “override.”

For Mr. Finders, our FS segment-level named executive, the EIC bonus earned on the achievement of the Internal EBITA goal was also subject to a multiplier that, depending upon the achievement of year-over-year revenue goal of the FS segment, could result in a further increase or decrease of any bonus earned based on the achievement of the Internal EBITA goal. The multiplier ranged from: .25x for 1% revenue growth to 1x for 3-9% revenue growth, to 1.5x for 11% revenue growth, meaning that revenue growth results could reduce or increase amounts earned by Mr. Finders based on the achievement of Internal EBITA goals; with a multiplier of 1 resulting in no adjustment to the award established by the Internal EBITA goals. Because the threshold Internal EBITA goal for FS was not met in 2011, Mr. Finders did not receive an EIC bonus and therefore the revenue multiplier was not applicable.

The following table provides the 2011 threshold, mid-point and on-target goals for the named executives and the EIC bonuses earned by them based on actual 2011 results. Messrs. Conde and Robins were not employed at year-end 2011 and therefore are excluded from the table.

	2011 Performance Goals (in thousands)			Actual 2011 EIC Bonus
Name and Type of Internal EBITA Goal	Threshold	Mid-Point	On-Target	Payment
Russell P. Fradin
Consolidated Company Internal EBITA	$1,050,000	$1,077,000	$1,105,000	$791,500	(1)(2)
Robert F. Woods
Consolidated Company Internal EBITA	$1,050,000	$1,077,000	$1,105,000	$596,250	(1)
Harold C. Finders
Financial Systems Segment Internal EBITA	$655,500	$672,750	$690,000	$—	(3)
Victoria E. Silbey
Consolidated Company Internal EBITA	$1,050,000	$1,077,000	$1,105,000	$487,500	(1)
Andrew A. Stern
Availability Services Segment Internal EBITA	$274,350	$280,250	$295,000	$463,005	(4)
Availability Services Segment Starting Run Rate	$111,909	$113,639	$115,370	$—
Availability Services Segment EBITDA minus CAPEX	$252,000	$260,000	$280,000	$395,423	(4)
Richard C. Tarbox
Consolidated Company Internal EBITA	$1,050,000	$1,077,000	$1,105,000	$573,750	(1)

(1)	Represents the EIC bonus earned as a result of the consolidated Company achieving 98.8% of the on-target 2011 Internal EBITA goal with no override earned.
(2)	Mr. Fradin’s bonus payment is pro-rated for the number of days Mr. Fradin was employed in 2011.
(3)	See below description of discretionary bonuses received by Mr. Finders in 2011.
(4)	Represents the EIC bonus earned as a result of the Availability Services Segment achieving between over-goal target and maximum for the applicable goals and includes amounts earned for achievement of individual objectives related to the applicable financial goal.

In recognition of Mr. Finders’ promotion in 2011 to Chief Executive Officer, FS, Mr. Finders received a one-time discretionary bonus of $96,180 (CHF 100,000) at the time of his promotion. Further, despite not achieving his target EIC goal for 2011, in recognition of overseeing a large scale organizational FS restructuring and strong fourth quarter 2011 results in FS, Mr. Finders received a bonus of $330,858, equal to 50% of the amount that could have been earned at target under his 2011 EIC.

Long-Term Equity Compensation

We intend for our equity program to be the primary vehicle for offering long-term incentives and rewarding our executive officers, managers and key employees because of the direct relationship between the value of these equity awards and the value of our stock. From 2007 to 2010, we generally granted a combination of RSUs and Class A options (“hybrid awards”) and as of mid-2010 we generally have granted RSUs. We believe that these grants are the best method of motivating our executive officers to manage our Company in a manner that is consistent with the interests of our Company and our stockholders. We also regard our equity program as a key retention tool. Retention is an important factor in our determination of the type of award to grant and the number of underlying “Units” or shares to grant. Each “Unit” consists of 1.3 shares of Class A common stock and 0.1444 shares of Class L common stock of SCC and 0.05 shares of preferred stock of SCCII.

In 2005 in connection with the LBO, executive officers and other managers and key employees were granted a combination of time-based and performance-based options to purchase equity in the Parent Companies. The size of these initial option grants were commensurate with the executive’s position, performance and tenure with the Company and were agreed to in connection with the LBO. These grants were intended to cover the period between the grant date and December 31, 2010, absent promotions or other unusual circumstances. Performance-based options granted to the named executives vest upon the attainment of certain annual or cumulative earnings goals based on Internal EBITA targets for the Company during a specified performance period, generally five or six years. The annual vesting goals for the performance-based options were agreed to by the Sponsors and senior management in 2005 in connection with the LBO and required sustained and superior company-wide performance in each of the years in the performance period but allowed for additional vesting for over performance. In subsequent years, Messrs. Finders, Robins and Tarbox and Ms. Silbey each received additional awards for outstanding performance in difficult economic conditions and for retention purposes. When Messrs. Fradin, Stern and Woods joined the Company, they were each granted equity awards commensurate with their roles. Additionally, as a result of Mr. Woods’ performance during his first year, additional equity grants originally scheduled to be awarded in the future pursuant to his employment agreement, were granted to him in 2010.

In 2009 and 2010, performance-based equity awards were amended. As a result of the general economic situation, the turbulence in the financial services industry and continued uncertainty in the markets, the Compensation Committee determined that the original performance targets established in 2005 and the benefit of accelerated vesting for senior executives in certain liquidity events were not achievable. The performance-based equity held was amended to, among other things, reduce the performance targets for 2009 through 2014 to reflect the Company’s enterprise-wide EBITA budget for those calendar years; reduce the number of shares available for vesting; and for vesting under awards for calendar years 2009 and 2010 spread vesting over three years as follows: 25% of the earned award vested on December 31 of the applicable calendar year, and the remaining 75% vesting in equal monthly installments over the next 36 months. For Messrs. Conde, Finders, Robins and Tarbox, Ms. Silbey and certain other senior executives only, the performance-based awards were also amended to extend through 2013 the awards’ ability to vest on an accelerated basis in the event of a change in control of the Company. The 2009 and 2010 amendments to the EBITA targets in each of the applicable named executive’s awards were the same as the amendments made to outstanding performance-based options and RSUs held by other Company employees.

Based upon actual year-end 2011 results, 6.67% of each performance-based equity award granted 2007 through 2010 vested out of a maximum of 20% available to vest each of five years in the performance period.

In 2011, given that vesting under the original 2005 equity grants was completed, management and the Compensation Committee worked closely together to develop a transition equity program for 2011 while considering various issues for the future equity program. Additionally, the Compensation Committee engaged compensation consultants, Mercer, to help finalize the terms of the 2011 equity program. With Mr. Fradin’s further input upon his joining SunGard, the 2011 equity program was finalized and in June 2011 grants of time- and performance-based RSUs were awarded to Messrs. Finders and Robins and to Ms. Silbey and other managers and key employees. The 2011 time-based RSU awards vest 28% one year after date of grant, and 1/36th of the remaining balance vesting monthly for the next 36 months. The 2011 performance-based RSUs cover an 18-month performance period from July 1, 2011 to December 31, 2012 and vest, to the extent earned, 52% at the end of the performance period, and 1/24th of the remaining balance vesting monthly for the next 24 months. Additional information on all 2011 and outstanding grants to the named executives is shown below in the 2011 Grants of Plan-Based Awards table and Outstanding Equity Awards at 2011 Fiscal Year-End table.

Benefits and Perquisites

We offer a variety of health and welfare programs to all eligible employees, including the named executives. The named executives are eligible generally for the same benefit programs on the same basis as the rest of the Company’s employees in the particular country in which the named executive resides, including medical and dental care coverage, life insurance coverage, short-and long-term disability and a 401(k) or defined contribution pension plan.

The Company limits the use of perquisites as a method of compensation and provides executive officers with only those perquisites that we believe are reasonable and consistent with our overall compensation program to better enable the Company to attract and retain superior employees for key positions. The perquisites provided to the named executives are described in the Summary Compensation Table below.

Employment Agreements, Severance Compensation & Change of Control Protection

Employment Agreement with Russell P. Fradin: On May 13, 2011, we entered into a definitive employment agreement with Mr. Fradin, with an effective date of May 31, 2011, pursuant to which he was appointed President and Chief Executive Officer of SunGard and a member of the Board of Directors. The terms include the following:

•	A term through May 31, 2016, with one-year renewals automatically effective 30 days before expiration, unless terminated on 30 days’ advance notice.

•

An annual base salary of $900,000, subject to review periodically for appropriate increases by the Compensation Committee pursuant to the Company’s normal performance review policies for senior level executives; a target annual bonus of 200% of his annual base salary, which for 2011 was pro-rated for the number of days Mr. Fradin was employed; and a one-time make-up cash bonus equal to $1,000,000 related to bonus forgone from his previous employer (which after-tax cash payment was used by Mr. Fradin to make an equity investment in the Company as discussed below).

•	Employee benefits consistent with those made available to the Company’s senior level executives, and relocation benefits consistent with the Company’s relocation policy.

•	A grant of a time-based RSU award of 307,000 Units on May 31, 2011, which vests as to 33 1/3% on each of the first three anniversaries of the date of grant.

•

An agreement that the Company will grant 1,200,000 options on a future date (“Future Options”), of which 600,000 will vest as to 20% on each of the first five anniversaries of May 31, 2011 and 600,000 will vest based on attainment of Company performance goals.

•

An agreement that the Company will grant RSUs on a future date (“Future RSUs”) equal to the excess of the aggregate fair market value of 1,200,000 shares of Company stock on the date of grant of the Future Options over the fair market value of 1,200,000 Units on May 31, 2011, of which 600,000 will vest as to 20% on each of the first five anniversaries of May 31, 2011 and 600,000 will vest based on attainment of Company performance goals.

•

An aggregate $5,000,000 equity investment to be made by Mr. Fradin in the Company at fair market value, which was made as follows: in June 2011 in the amount of $681,014 at the FMV of $24.74 per Unit and in December 2011 in the amount of $4,318,986 at the FMV of $20.68 per Unit.

•

Mr. Fradin will be subject to any Company recoupment/clawback policy applicable to senior executives of the Company. If no such policy exists and the Company is required to restate its financials (for periods beginning after May 31, 2011), then the Board of Directors may seek to recover or require reimbursement of any related annual bonus paid to Mr. Fradin for the applicable period. If Mr. Fradin violates the noncompetition, nonsolicitation or confidentiality covenants set forth in the employment agreement within the two years following termination of employment, then the Board of Directors may recover severance benefits paid to Mr. Fradin.

•	Certain restrictive covenants (noncompetition, confidentiality and nonsolicitation) that continue for two years following the termination date.

•	The right to receive certain severance payments and benefits upon certain terminations. See “Potential Payments Upon Termination or Change of Control” below.

•

If an excise tax under sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) will be triggered by any payments upon a change in control prior to an initial public offering, the Company will in good faith seek to obtain stockholder approval of such payments so that they are exempt from the excise tax under sections 280G and 4999 of the Internal Revenue Code. After an initial public offering, the Company will either (i) pay Mr. Fradin any amounts subject to sections 280G and 4999 of the Internal Revenue Code (and Mr. Fradin will be responsible for the excise tax) or (ii) reduce such payments so that no amounts are subject to sections 280G and 4999 of the Internal Revenue Code, whichever results in a better after-tax amount for Mr. Fradin.

Mr. Fradin’s employment agreement was the result of arm’s-length negotiation between representatives of Mr. Fradin and the Chairperson of the Compensation Committee, who received advice and input from counsel, and was approved by both the Compensation Committee and the Board. The Compensation Committee and Board believed that the salary, bonus and long-term compensation provided under the employment agreement were in the aggregate consistent with the compensation packages provided to CEOs in comparable positions.

Other Executive Employment Agreements: In connection with the 2005 LBO, the Company entered into definitive employment agreements with certain senior managers, including Messrs. Conde, Finders, Robins and Tarbox and Ms. Silbey. Messrs. Stern and Woods entered into employment agreements with the Company when they each joined the Company in 2010. The executives with such agreements are eligible for payments if employment terminates or, for certain executives, if there is a change of control, as described under “Potential Payments on Termination or Change of Control” below. The agreements were designed to retain executives and provide continuity of management in the event of an actual or threatened change of control.

The agreements include the following terms:

•	An initial term followed by one-year automatic renewals unless terminated on one year’s advance notice.

•	Base salary subject to review periodically for appropriate increases by the CEO or the Compensation Committee pursuant to the Company’s normal performance review policies for senior level executives.

•	The opportunity to participate in all short-term and long-term incentive programs, including an annual cash bonus, established by the Company for senior level executives.

•	Employee benefits consistent with those made available to the Company’s senior level executives.

•	Participation in the equity plan of SCC and SCCII.

•

For certain executives, the right to receive certain severance payments as defined in the applicable agreements, including upon a termination without “cause,” a resignation for “good reason” or a “change of control.” For Messrs. Conde, Finders, Robins and Tarbox and Ms. Silbey, these terms were consistent with the severance payments provided for under the change of control agreement with the Company in effect prior to the LBO. See “Potential Payments Upon Termination or Change of Control” below.

•	Certain restrictive covenants (noncompetition, confidentiality and nonsolicitation) that continue for applicable post-termination periods.

•

For certain executives, the right to receive a tax gross-up payment or the right to require the Company to obtain stockholder approval should any payment provided under the agreement be subject to the excise tax under section 4999 of the Internal Revenue Code.

Additionally, under the terms of Mr. Stern’s employment agreement, Mr. Stern (i) is eligible for equity in AS upon a spin-off of AS and cash compensation upon a sale or other disposition of all or some portion of AS prior to a spin-off or upon a spin-off followed by an initial public offering of common stock of the entity controlling AS; (ii) received a grant of time-based equity awards in June 2010 and is entitled to a subsequent additional grant of time-based equity awards on the earlier of June 1, 2012 or the date of a spin-off of AS; and (iii) received a performance award with vesting of earned cash or equity payments based on three financial performance measures of the AS business in the four trailing quarters prior to a monetization event. For this purpose, a monetization event means the sale of at least 20% of either the outstanding equity of the entity controlling AS or the AS assets, but excludes a spin-off of AS, a primary initial public offering or the incurrence of debt.

In order to provide Mr. Woods with the same terms as other more recently hired executives, on May 17, 2011, Mr. Woods’ employment agreement was amended to provide severance benefits upon his resignation for good reason, without regard to a change of control, and to modify the definition of resignation for good reason to include (1) a material change in the geographic location at which he is required to work or (2) a material breach by the Company of his employment agreement. The method of calculating the amount of severance benefits was not changed. Additionally, under the amendment, a material and adverse change in Mr. Woods’ positions or responsibilities will not be deemed to have occurred for this purpose solely as a result of a spin-off of the AS business of the Company, the sale of some or all of the assets of the AS business or an initial public offering relating to the stock of the Company or any of its affiliates.

In addition, under the terms of the equity awards made to executives (except to Mr. Stern), full or partial acceleration of vesting of equity occurs if a change of control takes place or due to certain other termination events. These arrangements and potential post-employment termination compensation payments are described in more detail in the section entitled “Potential Payments Upon Termination or Change of Control” below.

Accounting and Tax Implications

The accounting and tax treatment of particular forms of compensation do not materially affect the Compensation Committee’s compensation decisions. However, we evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate.

Stock Ownership

The Company does not have a formal policy requiring stock ownership by management. Many senior managers have committed significant personal capital to our Company. See “Security Ownership of Certain Beneficial Owners—Beneficial Ownership” below.

Risk Considerations in Our Compensation Programs

In 2011, we conducted a risk assessment to evaluate risks associated with the Company’s compensation policies and practices and concluded that the Company’s compensation programs and policies, considered as a whole, including applicable risk-mitigation features, are not reasonably likely to have a material adverse effect on the Company. Following are some of the features of our program designed to help us appropriately manage business risk:

•	Our compensation programs utilize different types of compensation providing a balance of short-term and long-term incentives with fixed and variable components.

•

Our established performance goals are reasonable given past performance and market conditions. These performance measures balance annual and long-term components with emphasis on revenue as well as EBITDA to prevent a focus on top line growth only.

•

As part of a prior review, caps on payments from the EIC bonus plan were instituted, which in conjunction with threshold performance hurdles ensure that incentive compensation is not overly emphasized.

•	Our equity compensation program provides a mix of performance- and time-based equity awards and has multiple-year performance criteria and vesting.

Summary Compensation Table

The following table contains certain information about compensation earned in 2011, 2010 and 2009 by the named executives.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4) ($)	Total ($)
Russell P. Fradin(5)
President, Chief Executive Officer and Director	2011	528,460	1,000,000	6,886,010	—	791,500	—	222,991	9,428,961
Cristóbal Conde(6)	2011	405,600	—	—	—	—	—	10,899,962	11,305,562
Former President, Chief Executive Officer and Director	2010	950,000	—	—	—	1,847,471	—	58,767	2,856,238
	2009	931,000	—	—	—	2,168,428	—	57,879	3,157,307

Robert F. Woods(7)	2011	520,000	—	220,681	—	596,250	—	31,762	1,368,693
Senior Vice President—Finance and Chief Financial Officer	2010	500,000	—	5,016,599	129,108	698,037	—	31,763	6,375,507
Harold C. Finders(8)	2011	637,383	427,038	1,323,590	—	—	—	308,878	2,696,888
Chief Executive Officer, Financial Systems	2010	599,077	100,000	—	—	584,176	—	279,677	1,562,930
	2009	571,089	—	359,244	13,285	1,365,180	—	119,963	2,428,761
Victoria E. Silbey(9)	2011	478,000	—	551,455	—	487,500	—	33,922	1,550,876
Senior Vice President—Legal and Chief Legal Officer
Andrew A. Stern(10)	2011	542,000	—	—	—	858,428	—	23,698	1,424,126
Chief Executive Officer, Availability Services	2010	306,250	—	2,994,457	87,120	407,235	—	15,976	3,811,037

Former Executive Officers
Brian Robins(11)	2011	355,640	—	331,021	—	—	—	3,019,289	3,705,950
Former Senior Vice President—Marketing and Chief Marketing Officer
Richard C. Tarbox(12)	2011	478,000	—	—	—	573,750	—	3,948,754	5,000,504
Former Senior Vice President—Corporate Development	2010	463,000	—	—	—	689,661	—	55,159	1,207,820
	2009	454,000	—	179,621	6,642	808,996	—	55,203	1,504,462

(1)	Amounts shown are the fair market value of RSUs granted and reflect the fair market value per Unit on the date of grant multiplied by the number of RSUs granted; amounts for 2010 and 2009 reflect the value of performance-based awards that could be earned at the target performance goal. The amount in this column for Mr. Fradin excludes any value associated with the Future RSUs, which have not yet been granted and which are discussed in further detail above in the “Compensation Discussion and Analysis.” For more details on grants awarded in 2011, see the 2011 Grants of Plan-Based Awards table below.
(2)	Amounts shown are the aggregate grant date fair value of options granted pursuant to the SunGard 2005 Management Incentive Plan computed in accordance with FASB ASC Topic 718; amounts for 2010 and 2009 reflect the value of performance-based awards that could be earned at the target performance goal. For a discussion of the assumptions made in such valuation, see Note 9 to the Company’s Consolidated Financial Statements. For Mr. Fradin, excludes any value associated with the Future Options, which have not yet been granted and which are discussed in further detail above in the “Compensation Discussion and Analysis.”
(3)	Amounts shown in this column reflect the cash EIC awards payable under performance-based incentive compensation, which is discussed in further detail above in the “Compensation Discussion and Analysis.”

(4)	For Mr. Fradin, amount includes health and welfare benefits, car lease payments and related maintenance expenses, automobile tax gross-up ($5,795), relocation expenses ($134,039) and a relocation tax gross-up ($74,834).

For Mr. Conde, amount in 2011 includes total separation payments ($10,822,115) made pursuant to Mr. Conde’s employment agreement, which includes a tax gross-up ($98,768) for the portion of the separation payment related to health and welfare benefits. In addition, amount also includes health and welfare benefits, matching 401(k) savings plan contributions, car lease payments ($12,300 in 2011), automobile tax gross-ups ($15,050 in 2011, $15,354 in 2010 and $13,801 in 2009), automobile maintenance expenses in 2010 and 2009, reimbursement of legal fees in 2011 ($17,516), annual sales incentive award trips and the value of computer equipment retained by Mr. Conde in 2011 ($16,774).

For Mr. Woods, amount includes health and welfare benefits, matching 401(k) savings plan contributions and car allowance ($12,360).

For Mr. Finders, amount includes health and welfare benefits ($49,716), company defined contribution pension plan contributions ($53,861), car lease payments ($31,066), annual sales incentive award trips, travel allowance ($96,180 in 2011 and $90,694 in 2010) and travel allowance tax gross-up ($71,090 in 2011 and $60,765 in 2010).

For Ms. Silbey, amount includes annual health and welfare benefits, matching 401(k) savings plan contributions, car lease payments ($12,275) and related maintenance expenses, and an automobile tax gross-up ($11,310).

For Mr. Stern, amount includes health and welfare benefits ($13,898 in 2011) and matching 401(k) savings plan contributions.

For Mr. Robins, amount in 2011 includes total separation payments ($2,974,005) made pursuant to Mr. Robins’ mployment agreement, which includes a tax gross-up ($68,750) for the portion of the separation payment related to health and welfare benefits. In addition, amount includes annual health and welfare benefits ($13,646), matching 401(k) savings plan contributions, car lease payments and related maintenance expenses, and an automobile tax gross-up ($12,064).

For Mr. Tarbox, amount in 2011 includes total separation payments ($3,902,551) made pursuant to Mr. Tarbox’s mployment agreement, which includes a tax gross-up ($61,446) for the portion of the separation payment related to health and welfare benefits. In addition, amount includes annual health and welfare benefits ($13,853 in 2011), matching 401(k) savings plan contributions, car lease payments and related maintenance expenses, and automobile tax gross-ups ($14,275 in 2011, $15,561 in 2010 and $13,649 in 2009).

(5)	Mr. Fradin joined SunGard as of May 31, 2011 and therefore was not a named executive in 2010 or 2009. Mr. Fradin’s 2011 annual rate of salary was $900,000, and his EIC was pro-rated for the period of time he was employed by the Company in 2011. In accordance with Mr. Fradin’s employment agreement, he received a one-time make-up cash bonus equal to $1,000,000 related to bonus forgone from his previous employer.
(6)	Mr. Conde resigned effective as of May 27, 2011. Mr. Conde was President from 2000 to May 2011 and Chief Executive Officer from 2002 to May 2011. From 1987 to 2000, Mr. Conde held various senior positions with the Company.
(7)	Mr. Woods joined SunGard as of January 1, 2010 and therefore was not a named executive in 2009.
(8)	Mr. Finders’ compensation was paid in Swiss Francs (CHF). All amounts have been converted into U.S. dollars at the currency exchange rates used for purposes of the Company’s annual operating budget and establishing compensation for the applicable year, as follows: 0.961797 in 2011; 0.944732 in 2010; and 0.909599 in 2009. The effect of currency conversion of CHF into U.S. dollars for purposes of this table indicates that Mr. Finders received larger salary increases than in fact occurred in CHF. Mr. Finders’ annual salary rate was CHF 662,700 in 2011 (a 4.5% increase over his 2010 salary rate), CHF 634,125 in 2010 (a 1% increase over 2009 salary rate), and his annual salary rate was CHF 627,847 in 2009. In 2011, Mr. Finders received a bonus of $96,180 in recognition of his promotion to his current position of Chief Executive Officer, FS and a year-end bonus of $330,858, as discussed above in the “Compensation Discussion and Analysis.” In 2010, Mr. Finders received a one-time discretionary bonus of $100,000 in addition to his 2010 EIC bonus.
(9)	Ms. Silbey was not a named executive prior to 2011.
(10)	Mr. Stern joined SunGard as of June 1, 2010 and therefore was not a named executive in 2009.
(11)	Mr. Robins was not a named executive prior to 2011. Mr. Robins’ executive officer status ended in September 2011 and his employment with the Company ended effective as of December 7, 2011. Mr. Robins was Senior Vice President-Marketing and Chief Marketing Officer since 2005, and from 1998 to 2005 Mr. Robins held various senior marketing positions with the Company.
(12)	Mr. Tarbox’s executive officer status ended in October 2011 and his employment with the Company ended effective as of December 31, 2011. Mr. Tarbox was Senior Vice President-Corporate Development since 2001 and Vice President-Corporate Development from 1987 to 2001.

Grants of Plan-Based Awards in Fiscal Year 2011

To provide long-term equity incentives following the LBO, the SunGard 2005 Management Incentive Plan (“Plan”) was established. The Plan as amended authorizes the issuance of equity subject to awards made under the Plan for up to 70 million shares of Class A common stock and 7 million shares of Class L common stock of SCC and 2.5 million shares of preferred stock of SCCII.

Under the Plan, 2011 awards of time-based and performance-based RSUs have been granted for Units in the Parent Companies. The shares comprising a Unit are in the same proportion as the shares issued to all stockholders of the Parent Companies. All awards under the Plan are granted at fair market value on the date of grant.

Time-based RSUs granted in 2011 vest over four years as follows: 28% one year after date of grant, and 1/36th of the remaining balance each month thereafter for 36 months. Performance-based RSUs granted in 2011 vest upon the attainment of the Company’s enterprise-wide EBITA budget for the 18-month period beginning July 1, 2011, 52% vesting at the end of the performance period, December 31, 2012, and 48% vesting in 24 equal monthly installments thereafter. Once vested, time-based and performance-based RSUs granted in 2011 become payable in shares upon the first to occur of a change of control, separation from service without cause, or the date that is four years after the date of grant.

The following table contains information concerning grants of plan-based awards to the named executives during 2011.

2011 Grants of Plan-Based Awards

Name	Grant Type	Grant Date	Estimated Possible Payouts under Non- Equity Incentive Plan Awards(1) ($)				All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)
				Estimated Future Payouts Under Equity Incentive Plan Awards(2)
				Threshold (#)	Target (#)	Maximum (#)
Russell P. Fradin(5)	EIC	N/A	791,500	—	—	—	—	—	—	—
	RSUs	05/31/11	—	—	—	—	307,000	—	—	6,886,010

Cristóbal Conde	EIC	N/A	—	—	—	—	—	—	—	—

Robert F. Woods	EIC	N/A	596,250	—	—	—	—	—	—	—
	RSUs	06/03/11	—	892	4,460	N/A	4,460	—	—	220,681

Harold C. Finders	EIC	N/A		—	—	—	—	—	—	—
	RSUs	06/03/11	—	5,5350	26,750	N/A	26,750	—	—	1,323,590

Victoria E. Silbey	EIC	N/A	487,500	—	—	—	—	—	—	—
	RSUs	06/03/11	—	2,229	11,145	N/A	11,145	—	—	551,455

Andrew A. Stern	EIC	N/A	858,428	—	—	—	—	—	—	—

Brian Robins(6)	EIC	N/A	—	—	—	—	—	—	—	—
	RSUs	06/03/11	—	1,338	6,690	N/A	6,690	—	—	331,021

Richard C. Tarbox	EIC	N/A	573,750	—	—	—	—	—	—	—

(1)	Amounts reflect the cash EIC bonuses paid to the named executives under the performance-based incentive compensation, which is described in further detail above, including the threshold, mid-point, and on-target goals, in the Compensation Discussion and Analysis and reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

(2)	Represents performance-based RSUs.
(3)	Represents time-based RSUs.
(4)	Represents the fair market value per Unit on the date of grant multiplied by the number of RSUs granted.
(5)	Excludes Mr. Fradin’s Future Options and Future RSUs, which have not yet been granted and which are discussed in further detail above in the “Compensation Discussion and Analysis.”
(6)	Mr. Robins’ 2011 equity grants were forfeited upon his termination of employment.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table contains certain information with respect to options and RSUs held as of December 31, 2011 by the named executives.

Outstanding Equity Awards at 2011 Fiscal Year-End

		Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(1) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) ($)
Russell P. Fradin(3)	5/31/2011								307,000	(4)	6,348,760	—	—
Cristóbal Conde	8/12/2005	1,066,583	(5)	—		—	18.00	8/11/2015
	8/12/2005	1,771,994	(6)	—		—	18.00	8/11/2015
Robert F. Woods	1/1/2010	33,602	(7)	10,371	(8)	92,924	0.28	1/1/2020	4,118	(9)	85,167	36,899	763,065
	1/1/2010	81,680	(10)	111,932		—	0.28	1/1/2020	53,336	(11)	1,102,978	—	—
	5/12/2010	13,441	(7)	4,148	(8)	37,170	0.25	5/12/2020	1,647	(9)	34,067	14,760	305,228
	5/12/2010	27,832	(10)	49,613		—	0.25	5/12/2020	23,640	(11)	488,873	—	—
	11/18/2010								1,647	(9)	34,067	14,760	305,228
	11/18/2010								27,099	(11)	560,416	—	—
	6/3/2011								—		—	4,460	92,233
	6/3/2011								4,460	(12)	92,233	—	—
Harold C. Finders	8/12/2005	63,009	(13)	13,651	(14)	—	18.00	8/11/2015
	8/12/2005	177,202	(6)	—		—	18.00	8/11/2015
	9/21/2007	49,783	(15)	9,830	(14)	—	20.72	9/21/2017
	9/21/2007	91,380	(10)	14,953		—	20.72	9/21/2017
	9/14/2009	11,237	(16)	3,579	(14)	12,390	0.44	9/14/2019	1,421	(17)	29,396	4,920	101,743
	9/14/2009	18,756	(10)	19,966		—	0.44	9/14/2019	9,514	(11)	196,742	—	—
	6/3/2011								—		—	26,750	553,190
	6/3/2011								26,750	(12)	553,190	—	—
Victoria E. Silbey	8/11/2005	31,272	(18)	—		—	4.50	11/4/2014
	8/11/2005	42,803	(18)	—		—	4.50	3/3/2015
	8/12/2005	62,004	(13)	9,100	(14)	—	18.00	8/11/2015
	8/12/2005	99,612	(6)	—		—	18.00	8/11/2015
	9/14/2009	11,237	(16)	3,579	(14)	12,390	0.44	9/14/2019	1,421	(17)	29,396	4,920	101,743
	9/14/2009	18,756	(10)	19,966		—	0.44	9/14/2019	9,514	(11)	196,742	—	—
	12/22/2010								824	(9)	17,033	7,380	152,614
	12/22/2010								13,838	(11)	286,170	—	—
	6/3/2011								—		—	11,145	230,479
	6/3/2011								11,145	(12)	230,479	—	—
Andrew A. Stern	6/21/2010	119,790	(10)	228,689		—	0.25	6/21/2020	108,971	(11)	2,253,515	—	—
Brian Robins	8/11/2005	123,112	(18)	—		—	4.50	3/6/2012
	8/12/2005	71,104	(5)	—		—	18.00	8/11/2015
	8/12/2005	68,131	(6)	—		—	18.00	8/11/2015
Richard C. Tarbox	8/11/2005	239,278	(18)	—		—	4.50	3/30/2012
	8/12/2005	170,653	(5)	—		—	18.00	8/11/2015
	8/12/2005	176,159	(6)	—		—	18.00	8/11/2015
	9/14/2009	7,409	(19)	—		—	0.44	9/14/2019
	9/14/2009	9,379	(10)	—		—	0.44	9/14/2019

(1)	Represents the quantity of unvested performance-based equity awards that can be earned upon the achievement of anticipated performance goals in future years.
(2)	Based upon a fair market value of $20.68 per Unit as of December 31, 2011.

(3)	Excludes Mr. Fradin’s Future Options and Future RSUs, which have not yet been granted and which are discussed in further detail above in the “Compensation Discussion and Analysis.”
(4)	Represents the unvested portion of time-based RSUs which vest over three years with 33 1/3% vesting on each of the first three anniversaries of the date of grant.
(5)	Represents performance-based options which (i) vested upon the attainment of certain annual earnings goals for the Company during the six-year period beginning January 1, 2005 for calendar years 2005-2008 and (ii) were earned for calendar years 2009 and 2010 pursuant to the awards amended in 2009 and which became fully vested upon the Named Executive’s termination.
(6)	Represents fully vested time-based options which vested over five years.
(7)	Performance-based Class A options are earned upon the attainment of certain annual earnings goals for the Company over a five-year period beginning January 1 of the year of grant. Represents performance-based Class A options earned and vested for calendar years 2010 and 2011. Vesting of the remaining earned portion for calendar year 2010 is described in note 8.
(8)	Represents the unvested portion of performance-based options earned for calendar year 2010, which vests in 36 equal monthly installments beginning January 31, 2011.
(9)	Represents the unvested portion of performance-based RSUs earned for calendar year 2010.
(10)	Represents the vested portion of time-based equity which vests over five years with 25% vesting one year from the date of grant, and 1/48th of the remaining balance vesting each month thereafter for 48 months.
(11)	Represents the unvested portion of time-based RSUs which vest over five years with 10% vesting one year from the date of grant, and 1/48th of the remaining balance vesting each month thereafter for 48 months.
(12)	Represents the unvested portion of time-based RSUs which vest over four years with 28% vesting one year from the date of grant, and 1/36th of the remaining balance vesting each month thereafter for 36 months.
(13)	Represents performance-based options which (i) vested upon the attainment of certain annual earnings goals for the Company during the six-year period beginning January 1, 2005 for calendar years 2005-2008 and (ii) were earned and vested for calendar years 2009 and 2010 pursuant to the awards amended in 2009. Vesting of the remaining earned portion is described in note 14.
(14)	Represents the unvested portion of performance-based options earned for calendar years 2009 and 2010, which vests in 36 equal monthly installments beginning January 31, 2010 and January 31, 2011, respectively.
(15)	Represents performance-based options which (i) vested upon the attainment of certain annual earnings goals for the Company during the five-year period beginning January 1, 2007 for calendar years 2007-2008, (ii) were earned and vested for calendar years 2009 and 2010 pursuant to the 2009 amended awards, and (iii) were earned and vested for calendar year 2011. Vesting of the remaining earned portion for calendar years 2009 and 2010 is described in note 14.
(16)	Performance-based Class A options are earned upon the attainment of certain annual earnings goals for the Company over a five-year period. Represents performance-based Class A options earned and vested for calendar years 2009, 2010 and 2011. Vesting of the remaining earned portion for calendar years 2009 and 2010 is described in note 14.
(17)	Represents the unvested portion of performance-based RSUs earned for calendar years 2009 and 2010.
(18)	To the extent that outstanding options were not exercised before the 2005 LBO, such options converted into fully vested options to purchase Units in the Parent Companies.
(19)	Performance-based Class A options are earned upon the attainment of certain annual earnings goals for the Company over a five-year period beginning January 1 of the year of grant. Represents performance-based Class A options earned for calendar years 2009 and 2010 which became fully vested upon the Named Executive’s termination.

Option Exercises and Stock Vested

The following table contains certain information with respect to stock option exercises and the vesting of RSUs during 2011 for each of the named executives.

2011 Option Exercises and Stock Vesting

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting(2) (#)	Value Realized on Vesting(3) ($)
Russell P. Fradin	—	—	—	—
Cristóbal Conde	—	—	—	—
Robert F. Woods	—	—	54,621	1,187,251
Harold C. Finders	—	—	6,314	137,638
Victoria E. Silbey	—	—	10,109	216,796
Andrew A. Stern	—	—	29,405	685,351
Brian Robins	46,889	788,671	1,480	30,936
Richard C. Tarbox	—	—	3,868	83,519

(1)	Calculated by multiplying the number of Units acquired on exercise times the difference between the fair market value on the exercise date and the exercise price of the option.
(2)	Represents RSUs that vested during 2011. RSUs are not distributed until first to occur of a change of control, separation from service without cause or five years after date of grant.
(3)	Calculated by multiplying the number of vested RSUs times the fair market value on the vesting date.

Pension Benefits

None of the named executives receive benefits under any defined benefit or actuarial pension plan.

Employment and Change of Control Agreements

As discussed above, the Company entered into a definitive employment agreement with each of the named executives. The terms of these agreements are described above under Compensation Discussion and Analysis.

Potential Payments Upon Termination or Change of Control

Pursuant to the terms of the executive employment agreements and equity award agreements, set forth below is a description of the potential payments the named executives would receive if their employment was terminated on December 31, 2011.

The terms cause, good reason, change of control and sale of business are defined in the executive employment agreements. Forms of these agreements for Messrs. Conde, Finders, Robins and Tarbox and Ms. Silbey have been filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. Mr. Woods’ employment agreement and related amendment have been filed as exhibits to the Company’s Current Report on Form 8-K dated December 16, 2009 and Current Report on Form 8-K dated May 17, 2011, respectively. Mr. Stern’s employment agreement has been filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. Mr. Fradin’s employment agreement has been filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

Russell P. Fradin

Upon termination without cause or resignation for good reason:

•	a lump sum cash payment equal to two times the sum of his 2011 base salary and target incentive bonus;

•	a lump sum cash payment of his pro rata incentive bonus based upon the incentive bonus he earned for 2011 multiplied by the number of days in which he was employed during 2011 divided by 365;

•

a lump sum cash payment for the cost of premiums under Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for medical, dental and vision coverage less employee co-pay for such coverage for 18 months, as increased by a tax gross-up payment equal to the estimated income and FICA tax that would be imposed on such payments;

•

a lump sum cash payment for accrued but unpaid base salary, unreimbursed business expenses, unused vacation time and all other payments, benefits or fringe benefits in accordance with the applicable plan or program; and

•	time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited.

Upon change of control:

•	if a change of control or “in contemplation termination” (as defined below) occurs, the vesting of Mr. Fradin’s existing time-based RSUs will fully accelerate.

•

if a change of control occurs after May 31, 2013, the outstanding Future Options and Future RSUs will become fully vested (i) on the date of termination of employment if Mr. Fradin’s employment is terminated by the Company without cause or by Mr. Fradin for good reason and such termination occurs on or within 18 months following the change of control or (ii) on the date of the change of control if an “in contemplation termination” has occurred;

•

if the change of control occurs prior to May 31, 2013, then only 50% of the outstanding unvested Future Options and unvested Future RSUs will vest (a) on the date of termination of employment if Mr. Fradin’s employment is terminated without cause or by Mr. Fradin for good reason within 18 months after the change of control or (b) the date of the change of control if an In Contemplation Termination has occurred, and the balance of the unvested Future Options and unvested Future RSUs will terminate. However, if the per share purchase price in the change of control plus the per share value of any of the Company’s businesses or subsidiaries previously sold or spun-off following May 31, 2011 is at least 250% of the per Unit value of the parent companies’ stock on August 11, 2005, then 100% of the outstanding unvested Future Options and unvested Future RSUs will vest (i) on the date of termination of employment if Mr. Fradin’s employment is terminated without cause or by Mr. Fradin for good reason within 18 months after the Change of Control or (ii) the date of the Change of Control if an In Contemplation Termination has occurred; and

•

an “in contemplation termination” is a termination of Mr. Fradin’s employment without cause or for good reason within six months before change of control if such termination of employment is in contemplation of the change of control.

Upon retirement or other voluntary termination, a lump sum cash payment consisting of accrued amounts, if any and his time-based equity awards immediately stop vesting and any unvested time-based equity awards are forfeited.

Upon termination for cause, a lump sum cash payment of accrued amounts, if any and all vested and unvested time-based equity awards are forfeited.

Upon termination for death or disability, a lump sum cash payment of his pro rata incentive bonus and accrued amounts, if any. In the event of his death, Mr. Fradin’s estate will receive payments under a life insurance policy funded by the Company. All time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited.

Robert F. Woods

Upon termination without cause or resignation for good reason:

•

a lump sum cash payment equal to two times the sum of his 2011 base salary and target incentive bonus, and for a change of control Mr. Woods receives three times the sum of his 2011 base salary and target incentive bonus;

•	a lump sum cash payment of his pro rata target incentive bonus for 2011 and any earned or accrued compensation as of December 31, 2011;

•

a lump sum cash payment in an amount equal to two times the Company’s cost of Mr. Woods’ medical, dental and vision coverage in effect on December 31, 2011, as increased by a tax gross-up payment equal to the income and FICA tax imposed on such payment;

•

performance-based equity awards vest on a pro rata basis through the termination date, any unvested portion of performance-based equity awards earned for calendar year 2010 becomes fully vested at the termination date, and all unvested performance-based equity awards are forfeited; and

•	time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited.

Upon change of control:

•

if a change of control occurs and employment is terminated, then all unvested performance-based equity awards granted before June 2011 vest on a return-on-equity basis and vesting of performance-based equity awards granted in June 2011 shall be determined by the Compensation Committee of the Board and the CEO in mutual consultation in a manner they jointly consider equitable under the circumstances, all unvested time-based equity awards vest if employment is terminated without cause within six months following a change of control.

Upon retirement or other voluntary termination:

•	a lump sum cash payment of all accrued compensation. Mr. Woods is not entitled to receive his 2011 pro rata target incentive bonus; and

•

all performance-based equity awards stop vesting as of the date of termination, no performance-based equity awards are earned in the year of termination, all time-based equity awards immediately stop vesting, and all unvested time-based and performance-based equity awards are forfeited.

Upon termination for cause:

•	a lump sum cash payment of all accrued compensation. Mr. Woods is not entitled to receive his 2011 pro rata target incentive bonus; and

•	all vested and unvested time and performance equity awards are forfeited.

Upon disability or death:

•	a lump sum cash payment of all accrued compensation and a pro rata payment of his target incentive bonus for 2011;

•	in the event of death, Mr. Woods’ beneficiary shall receive payments under an insurance policy funded by the Company; and

•

performance-based equity awards vest on a pro rata basis through the termination date, any unvested portion of performance-based equity awards earned for calendar year 2010 becomes fully vested at the termination date, all time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited.

Harold C. Finders and Victoria E. Silbey

Upon termination without cause or resignation for good reason:

•	a lump sum cash payment equal to the applicable multiplier multiplied by the sum of his or her 2011 base salary and target incentive bonus;

•

a lump sum cash payment of all earned or accrued compensation, such as unpaid base salary, unused vacation, unreimbursed business expenses, accrued employment or retirement benefits under an employee benefit program and a pro rata payment of Mr. Finders and Ms. Silbey’s target incentive bonus for 2011;

•

a lump sum cash payment in an amount equal to the applicable multiplier multiplied by the Company’s cost of Mr. Finders and Ms. Silbey’s medical, dental and vision coverage in effect on December 31, 2011, as increased by a tax gross-up payment equal to the income and FICA tax imposed on such payment;

•

a lump sum cash payment in an amount equal to the applicable multiplier multiplied by $17,500, in lieu of retirement, life insurance and long term disability coverage, as increased by a tax gross-up payment equal to the income and FICA tax imposed on such payment;

•

performance-based equity awards vest on a pro rata basis through the termination date, any unvested portion of performance-based equity awards earned for calendar years 2009 and 2010 become fully vested at the termination date, and all unvested performance-based equity awards are forfeited;

•	time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited; and

•

for Mr. Finders, if a sale of our FS business segment occurs but his employment agreement is not retained or assumed, then performance-based equity awards are treated as described above and all unvested time-based equity awards granted before June 2011 become fully vested, and unvested time-based equity granted in or after June 2011 immediately stops vesting.

Upon change of control:

•

if a change of control occurs and employment is terminated or their employment agreement is not assumed, then all unvested performance-based equity awards granted before June 2011 vest on a return-on-equity basis, vesting of performance-based equity awards granted in June 2011 shall be determined by the Compensation Committee of the Board and the CEO in mutual consultation in a manner they jointly consider equitable under the circumstances, all unvested time-based equity awards granted before January 2010 become fully vested and all other unvested time-based equity awards vest if employment is terminated without cause within six months following a change of control; and

•

for Ms. Silbey, a tax gross up payment equal to any excise tax charged and other taxes imposed on such payment as a result of the receipt of any change of control payments, but only if, despite cooperation between Ms. Silbey and the Company to obtain shareholder approval of the change of control payments so no excise tax is charged, shareholder approval is not obtained.

Upon termination due to resignation without good reason:

•	a lump sum cash payment of all accrued compensation with the exception of his or her 2011 pro rata target incentive bonus; and

•

all performance-based equity awards stop vesting as of the date of termination, no performance-based equity awards are earned in the year of termination, all time-based equity awards immediately stop vesting, and all unvested time-based and performance-based equity awards are forfeited.

Upon termination for cause:

•	a lump sum cash payment of all accrued compensation with the exception of his or her 2011 pro rata target incentive bonus; and

•	all vested and unvested time and performance equity awards are forfeited.

Upon disability or death:

•	a lump sum cash payment of all accrued compensation, including a pro rata payment of his or her target incentive bonus for 2011;

•

in the event of death, Mr. Finders beneficiaries shall receive payments under an insurance policy offered through and partially funded by the Company and Ms. Silbey’s beneficiary shall receive payments under an insurance policy funded by the Company; and

•

performance-based equity awards vest on a pro rata basis through the termination date, any unvested portion of performance-based equity awards earned for calendar years 2009 and 2010 become fully vested at the termination date, all time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited.

Andrew A. Stern

Upon termination without cause or resignation for good reason:

•	a lump sum cash payment equal to two times the sum of his 2011 base salary and target incentive bonus;

•

a lump sum cash payment of his pro rata incentive bonus based upon the incentive bonus earned for 2011 multiplied by the number of days in which he was employed during 2011 divided by 365, and earned or accrued compensation as of December 31, 2011;

•

a lump sum cash payment in an amount equal to the Company’s cost of the his medical, dental and vision coverage in effect on December 31, 2011 for a one-year period, as increased by a tax gross-up payment equal to the income and FICA tax imposed on such payment; and

•

all time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited, except that, upon a sale or other disposition of 80% or more of the AS business, in exchange for the cancellation of his unvested time-based equity awards, a lump sum cash payment equal to 0.55% of the net proceeds received by the Company in the sale, reduced by the Company equity already received by him or vested pursuant to other Company equity awards.

Upon retirement or other voluntary termination:

•	a lump sum cash payment of all accrued compensation. Mr. Stern is not entitled to receive a pro rata incentive bonus; and

•	all time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited.

Upon termination for cause:

•	a lump sum cash payment of all accrued compensation. Mr. Stern is not entitled to receive a pro rata incentive bonus; and

•	all vested and unvested time equity awards are forfeited.

Upon disability or death:

•	a lump sum cash payment of all accrued compensation and a pro rata payment of his incentive bonus for 2011;

•	in the event of death, Mr. Stern’s beneficiary shall receive payments under an insurance policy funded by the Company; and

•	all time-based equity awards immediately stop vesting and all unvested time-based equity awards are forfeited.

In order to receive any of the above described severance benefits, the named executive is required to execute a release of all claims against the Company. In order to exercise stock options or receive distribution of RSU shares, the named executive must execute a certificate of compliance with respect to the restrictive covenants contained in his employment agreement and all other agreements with the Company.

With the exception of Messrs. Conde, Robins and Tarbox, the tables below reflect the amount of compensation payable to each of the named executives in the event of termination of such executive’s employment. The amounts shown assume that such termination was effective as of December 31, 2011, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the named executives upon their termination. The actual amounts to be paid, if any, can only be determined at the time of such named executive’s separation from the Company. Messrs. Conde’s, Robins’ and Tarbox’s employment with the Company ended prior to or effective as of December 31, 2011 and therefore the table for each of these named executives reflects the actual separation payment received.

Russell P. Fradin—Potential Termination Payments and Benefits

Executive Benefits and Payment Upon Termination	Termination Without Cause or Resignation For Good Reason Without Change of Control	Retirement or Other Voluntary Termination	Termination For Cause	Termination Without Cause or Resignation For Good Reason With Change of Control		Termination Due to Disability	Termination Due to Death
Compensation:
Base Salary & Target Incentive Bonus(1)	$5,400,000	—	—	$5,400,000		—	—
Incentive Bonus of Year of Termination(2)	$791,500	—	—	$791,500		$791,500	$791,500
Time-Based Equity Awards(3)	—	—	—	$6,348,760		—	—
Benefits & Perquisites:
Health Benefits(4)	$26,053	—	—	$26,053		—	—
Life Insurance Proceeds	—	—	—	—		—	$1,000,000
Accrued Vacation Pay	$17,308	$17,308	$17,308	$17,308		$17,308	$17,308
Excise Tax & Gross-Up	—	—	—	—	(5)	—	—

Total:	$6,234,861	$17,308	$17,308	$12,583,621		$808,808	$1,808,808

(1)	Consists of two times the sum of (a) 2011 base salary of $900,000 and (b) 2011 target incentive bonus of $1,800,000.
(2)	Represents the pro rata amount of Mr. Fradin’s incentive bonus earned for 2011.

(3)	Represents the value of accelerated unvested time-based RSUs based upon a fair market price of $20.68 per Unit as of December 31, 2011.
(4)	Represents the cost of premiums under COBRA for medical, dental and vision coverage less employee co-pay for such coverage for 18 months, as increased by a tax gross-up payment equal to the estimated taxes that would be imposed on such payments.
(5)	The Company and Mr. Fradin have agreed to cooperate to obtain shareholder approval of any change of control payments that would otherwise be subject to excise tax under section 4999 of the Internal Revenue Code, so the estimates assume that no excise will apply.

Cristóbal Conde—Separation Payments and Benefits

Separation Payments and Benefits
Compensation:
Base Salary & Target Incentive Bonus(1)	$9,093,000
Pro Rata Target Incentive Bonus of Year of Termination	$1,252,466
Payment in Lieu of Notice Period	$204,263
Time-Based Equity Awards(2)	—
Performance-Based Equity Awards(3)	$891,111
Benefits & Perquisites:
Health and Welfare Benefits(4)	$195,696
Accrued Vacation Pay	$76,690

Total:	$11,713,226

(1)	Consists of three times the sum of (a) 2011 base salary of $981,000 and (b) 2011 target incentive bonus of $2,050,000.
(2)	Mr. Conde’s time-based options were fully vested as of the date of his termination.
(3)	Represents the value of the accelerated unvested portion of the performance-based equity awards earned for calendar years 2009 and 2010.
(4)	Consists of three times the sum of (a) the Company’s cost for Mr. Conde’s medical, dental and vision coverage and (b) $17,500 in lieu of the Company’s retirement plan matching contribution, life insurance and long-term disability coverage. The health and welfare benefits have been increased by a tax gross-up equal to the income and FICA tax imposed on such payments.

Robert F. Woods—Potential Termination Payments and Benefits

Executive Benefits and Payment Upon Termination	Termination Without Cause or Resignation For Good Reason Without Change of Control		Termination Due to Retirement or Other Voluntary Termination	Termination For Cause	Termination Without Cause or Resignation For Good Reason With Change of Control		Termination Due to Disability		Termination Due to Death
Compensation:
Base Salary & Target Incentive Bonus(1)	$2,630,000		—	—	$3,945,000		—		—
Target Incentive Bonus of Year of Termination	$795,000		—	—	$795,000		$795,000		$795,000
Time-Based Equity Awards(2)	—		—	—	$2,244,500		—		—
Performance-Based Equity Awards	$153,300	(3)	—	—	$4,654,542	(4)	$153,300	(3)	$153,300	(3)
Benefits & Perquisites:
Health Benefits(5)	$28,116		—	—	$28,116		—		—
Life Insurance Proceeds	—		—	—	—		—		$1,000,000
Accrued Vacation Pay	$10,000		$10,000	$10,000	$10,000		$10,000		$10,000

Total:	$3,616,416		$10,000	$10,000	$11,677,158		$958,300		$1,958,300

(1)	With regard to (i) a termination without cause, consists of two times the sum of (a) 2011 base salary of $520,000 and (b) 2011 target incentive bonus of $795,000 and (ii) a termination due to a change of control, consists of three times the sum of (a) 2011 base salary of $520,000 and (b) 2011 target incentive bonus of $795,000.

(2)	Represents the value of accelerated unvested time-based equity based upon a fair market price of $20.68 per Unit as of December 31, 2011. Excludes the value of underwater time-based options.
(3)	Represents the value of the accelerated unvested portion of the performance-based equity earned for calendar year 2010. Excludes the value of underwater performance-based options.
(4)	For performance-based equity awards granted before June 2011, represents the value of accelerated unvested performance-based equity if the Sponsors receive an amount constituting at least 300% of their Investment and an IRR of 16% or higher. If the Sponsors receive less than 300% of their Investment or an amount constituting at least 300% of their Investment but less than 14% IRR, the performance-based equity will not accelerate. Excludes the value of underwater performance-based options.
(5)	Represents two times the Company’s cost of Mr. Woods’s medical, dental and vision coverage. The health benefits have been increased by a tax gross-up equal to the estimated income and FICA tax that would be imposed on such payments.

Harold C. Finders—Potential Termination Payments and Benefits

Executive Benefits and Payment Upon Termination	Termination Without Cause or Resignation For Good Reason Without Change of Control		Termination For Cause; Resignation Without Good Reason	Termination Due to Sale of Business Employment Not Offered		Termination Without Cause or Resignation For Good Reason With Change of Control		Termination Due to Disability		Termination Due to Death
Compensation
Base Salary & Target Incentive Bonus(1)	$2,874,155		—	$2,874,155		$2,874,155		—		—
Target Incentive Bonus of Year of Termination	$731,998		—	$731,998		$731,998		$731,998		$731,998
Time-Based Equity Awards(2)	—		—	$196,742		$749,932		—		—
Performance-Based Equity Awards	$65,981	(3)	—	$65,981	(3)	$1,085,629	(4)	$65,981	(3)	$65,981	(3)
Benefits & Perquisites:
Health and Welfare Benefits(5)	$106,682		—	$106,682		$106,682		—		—
Disability Benefits(6)	—		—	—		—		$16,483,341		—
Death Benefits(7)	—		—	—		—		—		$2,981,187
Accrued Vacation Pay	$154,023		$154,023	$154,023		$154,023		$154,023		$154,023

Total:	$3,932,839		$154,023	$4,129,581		$5,702,419		$17,435,343		$3,933,189

(1)	Consists of two times the sum of (a) 2011 base salary of $705,080 and (b) 2011 target incentive bonus of $731,998. Mr. Finders’ payments would be in Swiss Francs (CHF). All amounts reported in the table have been converted into U.S. dollars at the December 31, 2011 currency exchange rate of 1.06395.
(2)	Represents the value of applicable accelerated unvested time-based equity awards based upon a fair market price of $20.68 per Unit as of December 31, 2011. Excludes the value of underwater time-based options.
(3)	Represents the value of the accelerated unvested portion of the performance-based equity awards earned for calendar years 2009 and 2010. Excludes the value of underwater performance-based options.
(4)	For performance-based equity awards granted before June 2011, represents the value of accelerated unvested performance-based equity if the Sponsors receive an amount constituting at least 300% of their Investment and an IRR of 16% or higher. If the Sponsors receive less than 300% of their Investment or an amount constituting at least 300% of their Investment but less than 14% IRR, the performance-based equity will not accelerate. Excludes the value of underwater performance-based options.

(5)	Consists of two times the sum of (a) the Company’s cost for Mr. Finders’ medical benefits and (b) $17,500 in lieu of the Company’s defined contribution pension plan contribution, life insurance and long-term disability coverage. The health and welfare benefits have been increased by a tax gross-up equal to the estimated taxes that would be imposed on such payments.
(6)	Represents a lump sum payment upon disability due to an accident of $15,556,652 and the estimated present value of annual annuity payments to age 65 from insurance coverage for which the Company pays premiums. Upon disability due to sickness, Mr. Finders would receive annual annuity payments to age 65 but no lump sum payment and his children would receive an annual annuity until they reach the age of 25 (three and six years remaining).
(7)	Represents a lump sum payment upon death due to an accident. Mr. Finders’ spouse would also receive an annual annuity for life of $53,623 and each of his children would receive an annual annuity of $20,109 until they reach the age of 25 (three and six years remaining). Upon death due to sickness, Mr. Finders’ estate would receive a smaller lump sum and his spouse and children would receive a larger annuity amount. Portions of the reported benefits payable upon Mr. Finders’ death are financed by contributions made by Mr. Finders.

Victoria E. Silbey—Potential Termination Payments and Benefits

Executive Benefits and Payment Upon Termination	Termination Without Cause or Resignation For Good Reason Without Change of Control		Termination Due to Resignation Without Good Reason	Termination For Cause	Termination Without Cause or Resignation For Good Reason With Change of Control		Termination Due to Disability		Termination Due to Death
Compensation:
Base Salary & Target Incentive Bonus(1)	$3,384,000		—	—	$3,384,000		—		—
Target Incentive Bonus of Year of Termination	$650,000		—	—	$650,000		$650,000		$650,000
Time-Based Equity Awards(2)	—		—	—	$713,390		—		—
Performance-Based Equity Awards	$70,819	(3)	—	—	$1,400,942	(4)	$70,819	(3)	$70,819	(3)
Benefits & Perquisites:
Health and Welfare Benefits(5)	$92,268		—	—	$92,268		—		—
Life Insurance Proceeds	—		—	—	—		—		$957,000
Accrued Vacation Pay	$9,192		$9,192	$9,192	$9,192		$9,192		$9,192
Excise Tax & Gross-Up	—		—	—	—	(6)	—		—

Total:	$4,206,279		$9,192	$9,192	$6,249,792		$730,011		$1,687,011

(1)	Consists of three times the sum of (a) 2011 base salary of $478,000 and (b) 2011 target incentive bonus of $650,000.
(2)	Represents the value of accelerated unvested time-based equity awards based upon a fair market price of $20.68 per Unit as of December 31, 2011. Excludes the value of underwater time-based options.
(3)	Represents the value of the accelerated unvested portion of the performance-based equity awards earned for calendar years 2009 and 2010. Excludes the value of underwater performance-based options.
(4)	For performance-based equity awards granted before June 2011, represents the value of accelerated unvested performance-based equity if the Sponsors receive an amount constituting at least 300% of their Investment and an IRR of 16% or higher. If the Sponsors receive less than 300% of their Investment or an amount constituting at least 300% of their Investment but less than 14% IRR, the performance-based equity will not accelerate. Excludes the value of underwater performance-based options.

(5)	Consists of three times the sum of (a) the Company’s cost for Ms. Silbey’s medical benefits and (b) $17,500 in lieu of the Company’s defined contribution pension plan contribution, life insurance and long-term disability coverage. The health and welfare benefits have been increased by a tax gross-up equal to the estimated taxes that would be imposed on such payments.
(6)	The Company is obligated to pay a tax gross up payment to Ms. Silbey equal to the excise tax imposed under section 4999 of the Internal Revenue Code and other taxes imposed on such payment if an excise tax is charged in connection with any change of control payments. The Company and Ms. Silbey have agreed to cooperate to obtain shareholder approval of any change of control payments that would otherwise be subject to excise tax under section 4999 of the Internal Revenue Code, so the estimates assume that no excise tax will apply.

Andrew A. Stern—Potential Termination Payments and Benefits

Executive Benefits and Payment Upon Termination	Termination Without Cause or Resignation For Good Reason Without Change of Control	Termination Due to Retirement, Other Voluntary Termination or For Cause	Termination Without Cause or Resignation For Good Reason With Change of Control		Termination Due to Disability	Termination Due to Death
Compensation:
Base Salary & Target Incentive Bonus(1)	$2,634,000	—	$2,634,000		—	—
Incentive Bonus of Year of Termination	$858,428	—	$858,428		$858,428	$858,428
Time-Based Equity Awards(2)	—	—	—		—	—
Benefits & Perquisites:
Health and Welfare Benefits(3)	$22,043	—	$22,043		—	—
Life Insurance Proceeds	—	—	—		—	$1,000,000
Accrued Vacation Pay	$12,508	$12,508	$12,508		$12,508	$12,508
Excise Tax & Gross-Up	—	—	—	(4)	—	—

Total:	$3,526,979	$12,508	$3,526,979		$870,936	$1,870,936

(1)	Consists of two times the sum of (a) 2011 base salary of $542,000 and (b) 2011 target incentive bonus of $775,000.
(2)	Mr. Stern is entitled to a cash payment upon a sale or other disposition of 80% or more of the AS business in exchange for the cancellation of his unvested time-based equity awards, as described above under Potential Payments Upon Termination or Change of Control—Andrew A. Stern.
(3)	Consists of the sum of the Company’s cost for Mr. Stern’s medical, dental and vision coverage for one year. The health and welfare benefits have been increased by a tax gross-up equal to the estimated income and FICA tax that would be imposed on such payments.
(4)	The Company and Mr. Stern have agreed to cooperate to obtain shareholder approval of any change of control payments that would otherwise be subject to excise tax under section 4999 of the Internal Revenue Code, so the estimates assume that no excise tax will apply.

Brian Robins—Separation Payments and Benefits

Separation Payments and Benefits
Compensation:
Base Salary & Target Incentive Bonus(1)	$2,400,000
Pro Rata Target Incentive Bonus of Year of Termination	$392,384
Time-Based Equity Awards(2)	—
Performance-Based Equity Awards(3)	$34,703
Benefits & Perquisites:
Health and Welfare Benefits(4)	$159,698
Accrued Vacation Pay	$21,923

Total:	$3,008,708

(1)	Consists of three times the sum of (a) 2011 base salary of $380,000 and (b) 2011 target incentive bonus of $420,000.
(2)	All unvested time-based equity awards were forfeited upon Mr. Robins’ termination.
(3)	Represents the value of the accelerated unvested portion of the performance-based equity awards earned for calendar years 2009 and 2010.
(4)	Consists of three times the sum of (a) the Company’s cost for Mr. Robins’ medical, dental and vision coverage and (b) $17,500 in lieu of the Company’s retirement plan matching contribution, life insurance and long-term disability coverage. The health and welfare benefits have been increased by a tax gross-up equal to the income and FICA tax imposed on such payments.

Richard C. Tarbox—Separation Payments and Benefits

Separation Payments and Benefits
Compensation:
Base Salary & Target Incentive Bonus(1)	$3,729,000
Time-Based Equity Awards(2)	—
Performance-Based Equity Awards(3)	$77,568
Benefits & Perquisites:
Health and Welfare Benefits(4)	$155,166
Accrued Vacation Pay	$18,385

Total:	$3,980,119

(1)	Consists of three times the sum of (a) 2011 base salary of $478,000 and (b) 2011 target incentive bonus of $765,000.
(2)	All unvested time-based equity awards were forfeited upon Mr. Tarbox’s termination.
(3)	Represents the value of the accelerated unvested portion of the performance-based equity awards earned for calendar years 2009 and 2010. Excludes the value of underwater performance-based options.
(4)	Consists of three times the sum of (a) the Company’s cost for Mr. Tarbox’s medical, dental and vision coverage and (b) $17,500 in lieu of the Company’s retirement plan matching contribution, life insurance and long-term disability coverage. The health and welfare benefits have been increased by a tax gross-up equal to the income and FICA tax imposed on such payments.

Director Compensation

None of our directors except Mr. Mann receive compensation for serving as directors. Mr. Mann receives annual director equity awards; he does not receive any cash director fees. On September 14, 2011, Mr. Mann was granted a time-based equity grant consisting of an RSU for 1,868 Units. The RSU vests over four years as follows: 25% one year after date of grant, and 1/36th of the remaining balance each month thereafter for 36 months. Once vested, the RSUs become payable in shares upon the first to occur of a change of control, removal or resignation as a director, or the date that is four years after the date of grant. The following table contains for Mr. Mann compensation received during the year ended December 31, 2011 for serving as a director of the Company.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James L. Mann(2)	—	$38,630	—	—	—	—	$38,630

(1)	Amount shown is the fair market value of RSUs granted and reflects the fair market value per Unit on the date of grant multiplied by the number of RSUs granted.
(2)	In addition to serving as a director, Mr. Mann was an employee of the Company until August 31, 2011 and earned $128,000 in salary in 2011. While employed during 2011, Mr. Mann received health and welfare benefits, a matching 401(k) savings plan contribution, automobile benefits including reimbursement of fuel and maintenance expenses and an automobile tax gross-up ($6,166).

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is currently comprised of Messrs. Connaughton, Greene and Marren, who were each appointed to the Compensation Committee in 2005 in connection with the LBO, and Ms. Richardson, who was appointed to the Compensation Committee in 2008. None of these individuals has been at any time an officer or employee of our Company. During 2011, we had no compensation committee “interlocks”—meaning that it was not the case that an executive officer of ours served as a director or member of the compensation committee of another entity and an executive officer of the other entity served as a director or member of our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Equity Compensation Plan Information

There are no compensation plans under which our common stock is authorized for issuance. The following table contains certain information as of December 31, 2011 with respect to the SunGard 2005 Management Incentive Plan, as amended, under which equity in the Parent Companies is authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)			Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (B)		Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (A)) (C)
	Shares of Class A Common Stock	Shares of Class L Common Stock	Shares of Preferred Stock			Shares of Class A Common Stock	Shares of Class L Common Stock	Shares of Preferred Stock
Equity compensation plans approved by security holders
Options for Units	26,227,663	2,913,288	1,008,756	$16.93
Restricted Stock Units	9,855,657	1,094,736	379,064	$22.50	*	18,814,687	2,426,991	917,035
Options for Class A Common Stock	10,044,178			$1.60
Equity compensation plans not approved by security holders	—	—	—	—		—	—	—

Total	46,127,498	4,008,024	1,387,820			18,814,687	2,426,991	917,035

*	Value of RSUs as of date of grant.

Beneficial Ownership

All of our outstanding stock is beneficially owned by SCC and SCCII through its wholly owned subsidiaries. The following table presents information regarding beneficial ownership of the equity securities of SCC and SCCII as of March 1, 2012 by each person who is known by us to beneficially own more than 5% of the equity securities of SCC and SCCII, by each of our directors, by each of the named executives, and by all of our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)			Percent of Classes(2)
	Class A Common	Class L Common	Preferred
Bain Funds(3)	34,849,657	3,872,184	1,340,371	13.58%
Blackstone Funds(4)	34,849,657	3,872,184	1,340,371	13.58%
GS Limited Partnerships(5)	28,393,651	3,154,850	1,092,063	11.06%
KKR Funds(6)	34,849,657	3,872,184	1,340,371	13.58%
Providence Equity Funds(7)	21,295,238	2,366,138	819,048	8.30%
Silver Lake Funds(8)	34,488,546	3,832,061	1,326,483	13.44%
TPG Funds(9)	34,849,657	3,872,184	1,340,371	13.58%
Chinh E. Chu(4)(11) (director)	34,849,657	3,872,184	1,340,371	13.58%
Cristóbal Conde(10)(12) (former director and named executive)	5,331,578	592,398	205,061	2.08%
John Connaughton(13) (director)	—	—	—	—
Harold C. Finders(10) (named executive)	671,495	70,913	24,547	—
Russell P. Fradin (director and named executive)	307,257	34,140	11,818	—
James H. Greene, Jr.(14) (director)	—	—	—	—
Glenn H. Hutchins(8)(15) (director)	34,488,546	3,832,061	1,326,483	13.44%
James L. Mann(10) (director)	94,688	9,239	3,198	—
John Marren(16) (director)	—	—	—	—
Sanjeev Mehra(5)(17) (director)	28,393,651	3,154,850	1,092,063	11.06%
Julie Richardson(7)(18) (director)	21,295,238	2,366,138	819,048	8.30%
Brian Robins(10) (named executive)	230,669	25,628	8,872	—
Victoria E. Silbey(10) (named executive)	364,966	36,856	12,758	—
Andrew A. Stern(10) (named executive)	158,017	4,247	1,470	—
Richard C. Tarbox (10) (named executive)	719,111	78,027	27,012	—
Robert F. Woods(10) (named executive)	266,844	10,103	3,497	—
All 17 directors and current executive officers as a group(10)(11)(12)(13)(14)(15)(16)(17)(18)(19)	121,422,403	13,443,808	4,653,627	47.15%

(1)	Includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Class A shares of common stock of SCC, Class L shares of common stock of SCC and preferred shares of SCCII are referred to in the notes to this table as, respectively, Class A shares, Class L shares and preferred shares.
(2)	Unless otherwise indicated, the beneficial ownership of any named person does not exceed, in the aggregate, one percent of the outstanding equity securities of SCC and SCCII Corp. II on March 1, 2012, as adjusted as required by applicable rules.
(3)	Includes (i) 34,693,273 Class A shares, 3,801,832 Class L shares and 1,313,076 preferred shares held by Bain Capital Integral Investors, LLC (“Bain Integral”), whose administrative member is Bain Capital Investors, LLC (“BCI”); and (ii) 156,384 Class A shares, 70,352 Class L shares and 27,295 preferred shares held by BCIP TCV, LLC (“BCIP TCV” and, together with Bain Integral, the “Bain Funds”), whose administrative member is BCI. The address of each of the entities listed in this footnote is c/o Bain Capital, LLC, John Hancock Tower, 200 Clarendon Street, 111 Huntington Avenue, Boston, Massachusetts 0211699.

(4)	Includes (i) 18,317,228 Class A shares, 2,035,248 Class L shares and 704,509 preferred shares held by Blackstone Capital Partners IV L.P. (“BCP IV”), whose general partner is Blackstone Management Associates IV L.L.C. (“BMA IV”); (ii) 289,253 Class A shares, 32,139 Class L shares and 11,125 preferred shares held by Blackstone Capital Partners IV-A L.P. (“BCP IV-A”), whose general partner is BMA IV; (iii) 810,541 Class A shares, 90,060 Class L shares and 31,175 preferred shares held by Blackstone Family Investment Partnership IV-A L.P. (“BFIP IV-A”), whose general partner is BMA IV; (iv) 66,204 Class A shares, 7,356 Class L shares and 2,546 preferred shares held by Blackstone Participation Partnership IV L.P. (“BPP IV”), whose general partner is BMA IV; (v) 14,444,444 Class A shares, 1,604,938 Class L shares and 555,556 preferred shares held by Blackstone GT Communications Partners L.P. (“BGTCP”), whose general partner is Blackstone Communications Management Associates I L.L.C. (“BCMA IV”); and (vi) 921,986 Class A shares,102,443 Class L shares and 35,461 preferred shares held by Blackstone Family Communications Partnership L.P. (“BFCP” and, collectively with BCP IV, BCP IV-A, BFIP IV-A, BPP IV and BGTCP, the “Blackstone Funds”), whose general partner is BCMA IV. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA IV and BCMA IV and as such may be deemed to share beneficial ownership of the shares held or controlled by the Blackstone Funds. Each of BMA IV and BCMA IV and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.
(5)	The Goldman Sachs Group, Inc., which we refer to as GS Group, Goldman, Sachs & Co., which we refer to as Goldman Sachs, and certain of their affiliates may be deemed to own beneficially and indirectly Class A shares, Class L shares and preferred shares which are owned directly or indirectly by investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing limited partner or managing partner. We refer to these investment partnerships as the GS Limited Partnerships. Goldman Sachs is an affiliate of each of, and investment manager for certain of, the GS Limited Partnerships. GS Group, Goldman, Sachs and the GS Limited Partnerships share voting power and investment power with certain of their respective affiliates. The GS Limited Partnerships and their respective beneficial ownership of shares of SCC and SCC II include: (i) 8,034,125 Class A shares, 892,681 Class L shares and 309,005 preferred shares held by GS Capital Partners 2000, L.P.; (ii) 2,552,674 Class A shares, 283,630 Class L shares and 98,180 preferred shares held by GS Capital Partners 2000 Employee Fund, L.P.; (iii) 2,919,293 Class A shares, 324,366 Class L shares and 112,281 preferred shares held by GS Capital Partners 2000 Offshore, L.P.; (iv) 354,921 Class A shares, 39,436 Class L shares and 13,651 preferred shares held by Goldman Sachs Direct Investment Fund 2000, L.P.; (v) 335,812 Class A shares, 37,312 Class L shares and 12,916 preferred shares held by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (vi) 7,475,480 Class A shares, 830,609 Class L shares and 287,518 preferred shares held by GS Capital Partners V Fund, L.P.; (vii) 3,861,537 Class A shares, 429,060 Class L shares and 148,521 preferred shares held by GS Capital Partners V Offshore Fund, L.P.; (viii) 296,373 Class A shares, 32,930 Class L shares and 11,399 preferred shares held by GS Capital Partners V GmbH & Co. KG; and (ix) 2,563,436 Class A shares, 284,826 Class L shares and 98,594 preferred shares held by GS Capital Partners V Institutional, L.P. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares owned directly and indirectly by the GS Limited Partnerships, except to the extent of their pecuniary interest therein, if any. The address for GS Group, Goldman Sachs and the GS Limited Partnerships is 200 West Street, New York, New York 10282.
(6)	Includes (i) 33,937,852 Class A shares, 3,770,872 Class L shares and 1,305,302 preferred shares held by KKR Millennium Fund L.P. (“KKR Millennium Fund”), whose general partner is KKR Associates Millennium L.P., whose general partner is KKR Millennium GP LLC; and (ii) 911,806 Class A shares, 101,312 Class L shares and 35,069 preferred shares held by KKR Partners III, L.P. (“KKR III” and, together with KKR Millennium Fund, the “KKR Funds”), whose general partner is KKR III GP LLC. The address of each of the entities listed in this footnote is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.
(7)

Includes (i) 18,390,397 Class A shares, 2,043,377 Class L shares and 707,323 preferred shares held by Providence Equity Partners V LP (“PEP V”), whose general partner is Providence Equity GP V LP, whose general partner is Providence Equity Partners V L.L.C. (“PEP V LLC”); and (ii) 2,904,841 Class A shares,

322,760 Class L shares and 111,725 preferred shares held by Providence Equity Partners V-A LP (“PEP V-A” and, together with PEP V, the “Providence Equity Funds”), whose general partner is Providence Equity GP V LP, whose general partner is PEP V LLC. PEP V LLC may be deemed to share beneficial ownership of the shares owned by PEP V and PEP V-A. PEP V LLC disclaims this beneficial ownership. Messrs. Angelakis, Creamer, Masiello, Mathieu, Nelson, Pelson and Salem are members of PEP V LLC and may also be deemed to possess indirect beneficial ownership of the securities owned by the Providence Equity Funds, but disclaim such beneficial ownership. The address of each of the entities listed in this footnote is c/o Providence Equity Partners Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.
(8)	Includes (i) 34,440,889 Class A shares, 3,826,765 Class L shares and 1,324,650 preferred shares held by Silver Lake Partners II, L.P. (“SLP II”), whose general partner is Silver Lake Technology Associates II, L.L.C. (“SLTA II”); and (ii) 47,657 Class A shares, 5,295 Class L shares and 1,833 preferred shares held by Silver Lake Technology Investors II, L.P. (“SLTI II” and, together with SLP II, the “Silver Lake Funds”), whose general partner is SLTA II. The address of each of the entities listed in this footnote is c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, New York 10019.
(9)	Includes (i) 20,745,833 Class A shares, 2,305,093 Class L shares and 797,917 preferred shares held by TPG Partners IV, L.P. (“Partners IV”), whose general partner is TPG GenPar IV, L.P. (“GenPar IV”), whose general partner is TPG GenPar IV Advisors, LLC (“Advisors IV”), whose managing member is TPG Holdings I, L.P., whose general partner is TPG Holdings I-A, LLC, whose sole member is TPG Group Holdings (SBS), L.P., whose sole general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”); (ii) 2,349,389 Class A shares, 261,043 Class L shares and 90,361 preferred shares held by T3 Partners II, L.P. (“T3 Partners II”), whose general partner is T3 GenPar II, L.P. (“T3 GenPar II”), whose general partner is T3 Advisors II, Inc. (“T3 Advisors II”); (iii) 377,000 Class A shares, 41,889 Class L shares and 14,500 preferred shares held by T3 Parallel II, L.P. (“T3 Parallel II”), whose general partner is T3 GenPar II; (iv) 5,416,667 Class A shares, 601,852 Class L shares and 208,333 preferred shares held by TPG Solar III LLC (“Solar III”), whose managing member is TPG Partners III, L.P., whose general partner is TPG GenPar III, L.P., whose general partner is TPG Advisors III, Inc. (“Advisors III”); and (v) 5,960,768 Class A shares, 662,308 Class L shares and 229,260 preferred shares held by TPG Solar Co-Invest LLC (“Solar Co-Invest” and, collectively with Partners IV, T3 Partners II, T3 Parallel II and Solar III, the “TPG Funds”), whose managing member is GenPar IV. David Bonderman and James G. Coulter are officers, directors, and sole shareholders of Group Advisors, T3 Advisors II and TPG Advisors III and may therefore be deemed to beneficially own the shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by the TPG Funds except to the extent of their pecuniary interest therein. The address of TPG Funds and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Fort Worth, Texas 76102.
(10)	Includes the following shares which the beneficial owner has the right to acquire within 60 days after March 1, 2012 by stock option exercise or RSU distribution:

Beneficial Owner	Shares of Class A Common Stock	Shares of Class L Common Stock	Shares of Preferred Stock
Cristóbal Conde	3,690,150	410,017	141,929
Harold C. Finders	560,273	58,557	20,270
Russell P. Fradin	—	—	—
James L. Mann	22,465	1,214	420
Brian Robins	181,005	20,112	6,962
Victoria E. Silbey	364,966	36,856	12,758
Andrew A. Stern	158,017	4,247	1,470
Richard C. Tarbox	467,643	50,095	17,341
Robert F. Woods	266,844	10,103	3,497
All 17 directors and current executive officers as a group	1,804,207	152,902	52,928

(11)	Mr. Chu, a director of the Parent Companies and SunGard, is a member of BMA IV and BCMA IV and a senior managing director of The Blackstone Group, L.P. Amounts disclosed for Mr. Chu are also included above in the amounts disclosed in the table next to “Blackstone Funds.” Mr. Chu disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds, except to the extent of his pecuniary interest therein. Mr. Chu does not have sole voting or investment power with respect to the shares owned by the Blackstone Funds.
(12)	In connection with a loan, Mr. Conde pledged the following shares as security: 361,111.11 Class A shares, 40,123.46 Class L shares and 13,888.89 preferred shares.
(13)	BCI is controlled by an Investment Committee comprised of the following Managing Directors of Bain Capital: Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Philip Loughlin, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi, Michael Ward and Stephen Zide. Because investment and voting decisions at BCI are made jointly by Managing Directors of the entity, no individual Managing Director of BCI is the beneficial owner of the securities, except with respect to the shares in which such member holds a pecuniary interest. Mr. Connaughton, a director of the Parent Companies and SunGard, is a member and Managing Director of BCI and may therefore be deemed to beneficially own the amounts disclosed in the table next to “Bain Funds.” Mr. Connaughton disclaims beneficial ownership of any shares owned directly or indirectly by the Bain Funds, except to the extent of his pecuniary interest therein.
(14)	Mr. Greene, a director of the Parent Companies and SunGard, is an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Mr. Greene disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds, except to the extent of his pecuniary interest therein.
(15)	Mr. Hutchins, a director of the Parent Companies and SunGard, is a managing director of SLTA II. Amounts disclosed for Mr. Hutchins are also included above in the amounts disclosed in the table next to “Silver Lake Funds.” Mr. Hutchins disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds, except to the extent of his pecuniary interest therein.
(16)	Mr. Marren, a director of the Parent Companies and SunGard, is a TPG senior partner. of TPG Capital, L.P., an affiliate of the TPG Funds. Mr. Marren does not have voting or investment power over, and disclaims beneficial ownership of, the shares held by the TPG Funds.
(17)	Mr. Mehra, a director of the Parent Companies and SunGard, is a managing director of Goldman Sachs. Amounts disclosed for Mr. Mehra are also included above in the amounts disclosed in the table next to “GS Limited Partnerships.” Mr. Mehra disclaims beneficial ownership of any shares owned directly or indirectly by the GS Limited Partnerships, except to the extent of his pecuniary interest therein.
(18)	Ms. Richardson, a director of the Parent Companies and SunGard, is a managing director of Providence Equity Partners, Inc., an affiliate of the Providence Equity Funds. Amounts disclosed for Ms. Richardson are also included above in the amounts disclosed in the table next to “Providence Equity Funds.” Ms. Richardson disclaims beneficial ownership of any shares owned directly or indirectly by the Providence Equity Funds, except to the extent of her pecuniary interest therein.
(19)	Excluding shares beneficially owned by Ms. Richardson and Messrs. Chu, Hutchins and Mehra and by Messrs. Conde, Robins and Tarbox, who are no longer executive officers, the number of shares beneficially owned by all directors and executive officers as a group is as follows: Class A shares—2,300,624; Class L shares—209,336; preferred shares—4,653,627; percent of classes—does not exceed, in the aggregate, one percent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pursuant to our Global Business Conduct and Compliance Program, all employees and directors (including our named executives) who have, or whose immediate family members have, any financial interests in other entities where such involvement is or may appear to cause a conflict of interest situation are required to report to us the conflict. If the conflict involves a director or executive officer or is considered material, the situation will be reviewed by the Compliance Committee. The Compliance Committee will then consult with the Audit Committee and determine whether a conflict exists or will exist, and if so, what action should be taken to resolve the conflict or potential conflict. In other cases, conflicts are reviewed and resolved by the Compliance Committee. Additionally, in connection with the LBO, the Company’s four parent companies and the Sponsors entered into a principal investor agreement which requires affiliated party transactions involving the Sponsors to be approved by the majority of Sponsors not involved in the affiliated party transaction.

Other than as described under this heading, the Company has not adopted any formal policies or procedures for the review, approval or ratification of certain related-party transactions that may be required to be reported under the SEC disclosure rules. Such transactions, if and when they are proposed or have occurred, have traditionally been (and will continue to be) reviewed by the Audit Committee (other than the committee members involved, if any) on a case-by-case basis.

On August 11, 2005, upon completion of the LBO, the Company and its four parent companies entered into a management agreement with affiliates of each of the Sponsors pursuant to which such entities or their affiliates will provide management consultant services, including financial, managerial and operational advice and implementation of strategies for improving the operating, marketing and financial performance of the Company and its subsidiaries. Under the management agreement, affiliates of the Sponsors receive quarterly annual management fees equal to 1% of the Company’s quarterly “EBITDA,” as defined in the Indenture dated August 11, 2005 governing the senior notes due 2013 (but assuming the management fee had not been paid for purposes of such calculation), and reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the provision of management consulting services pursuant to the agreement. During the years ended December 31, 2009, 2010 and 2011 and during the three months ended March 31, 2011 and 2012, the Company recorded $15 million, $17 million, $13 million, $3 million and $2 million, respectively, relating to management fees.

During the first quarter of 2012, the Company paid to the Sponsors $17.8 million of management fees, which are included in the results of discontinued operations, related to the sale of HE.

In the event that the management agreement is terminated, the Sponsors will receive a lump sum payment equal to the present value of the annual management fees that would have been payable for the remainder of the term of the management agreement. The initial term of the management agreement is ten years, and it extends annually for one year unless the Sponsors or the Company and its parent companies provide notice to the other. Finally, the management agreement provides that affiliates of the Sponsors will be entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition, disposition and change of control transactions in excess of a threshold amount.

In addition to serving as a director, Mr. Mann was an employee of the Company until August 31, 2011 and accordingly in 2011 received salary and benefits for the period of time employed. See note 2 to the table under “Director Compensation.”

Our Sponsors and/or their respective affiliates have from time to time entered into, and may continue to enter into, arrangements with us to use our products and services, or for us to use the Sponsors affiliates’ products and services, in the ordinary course of business, which often result in revenues or costs to SunGard in excess of $120,000 annually.

In March 2011, Goldman Sachs & Co. received fees of $428,000 in connection with amendments to our senior secured credit facility.

Effective February 16, 2007, we entered into a three-year participation agreement with one-year renewal terms (“participation agreement”) with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation (“CPG”), designating CPG as our exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, we must purchase 80% of the requirements of our participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including us), CPG receives a commission from the vendors in respect of such purchases. Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating our participation in CPG and monitoring the services CPG provides to us, CPG remits a portion of the commissions received from vendors in respect of our purchases under the participation agreement to an affiliate of Blackstone, with whom Chinh E. Chu, a member of our Boards of Directors, is affiliated and in which he may have an indirect pecuniary interest.

Director Independence

SCC, SCCII and SunGard are privately-held corporations. Our Sponsor Directors are not independent because of their affiliations with funds which hold more than 5% equity interests in the Parent Companies. Messrs. Fradin and Mann are not independent directors because Mr. Fradin is currently employed by the Company and Mr. Mann was employed by the Company until August 31, 2011.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

On June 9, 2009, we amended and restated our existing senior secured credit agreement with JPMorgan Chase Bank, N.A. as administrative agent and collateral agent (the “senior secured credit agreement”).

As of March 31, 2012, our senior secured credit facilities under the senior secured credit agreement consisted of:

•	a $255 million U.S. dollar-denominated tranche A term loan facility;

•	a $1.72 billion U.S. dollar-denominated tranche B term loan facility;

•	a $908 million U.S. dollar-denominated tranche C term loan facility;

•	a $169 million U.S. dollar-denominated incremental term loan facility; and

•	a revolving credit facility of approximately $880 million, of which $858 million was available for borrowing after giving effect to outstanding letters of credit.

On January 31, 2011, we entered into the First Refinancing Amendment to, among other things, incur additional term loans in an aggregate principal amount of up to $479,220,000, the entire proceeds of which were used to repay all incremental term loans then outstanding, and with regard to the incremental term loans, eliminate the LIBOR and Base Rate floors, reduce the Eurocurrency interest rate spread from 3.75% to 3.50% and Base Rate spread from 2.75% to 2.50%.

On March 11, 2011, we entered into the Second Refinancing and Incremental Amendment (the “Second Amendment”) to obtain new revolving credit commitments in an aggregate principal amount equal to $300,000,000 that will terminate on May 11, 2013. Pursuant to the Second Amendment, we also repaid all revolving credit loans then outstanding on March 10, 2011.

On November 10, 2011, we amended the senior secured credit agreement to modify the definition of Consolidated EBITDA to allow for the inclusion of EBITDA generated by discontinued operations until such operations are actually sold for purposes of calculating compliance with certain financial covenants.

On March 2, 2012, we amended the senior secured credit agreement to, among other things, extend the maturity date of approximately $908 million of tranche A term loans and incremental term loans from February 28, 2014 to February 28, 2017, extend the maturity of $880 million of revolving credit facility commitments from May 11, 2013 to November 29, 2016, and amend certain covenants and other provisions, in order to, among other things, permit the potential spin-off of AS. The tranche B, tranche C and revolving credit facility each have certain springing maturity provisions which are described in the Company’s Credit Agreement, as amended and filed with the Company’s Form 8-K dated March 2, 2012.

SunGard is the borrower under the senior secured credit facilities. The revolving credit facilities include borrowing capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans and are available in U.S. dollars.

As of March 31, 2012, we had $858 million available under the revolving credit facility, after giving effect to certain letters of credit.

Term Loan Maturities and Amortization

We are required to repay installments on the loans under the term loan facilities in quarterly principal amounts of 0.25% of their funded total principal amount through the maturity date for each class of term loans, at which time the remaining aggregate principal balance is due, subject to certain springing maturity provisions. However, as a result of loan prepayments, we are no longer required to make quarterly principal payments on the tranche A, tranche B, tranche C or incremental term loans.

As a result of the March 2, 2012 amendment, approximately $908 million of our tranche A term loans and incremental term loans mature on February 28, 2017, and such tranche A term loans and incremental term loans were converted to tranche C loans. Approximately $255 million of tranche A term loans and $169 million of incremental term loans remain and mature on February 28, 2014. Our tranche B term loans mature on February 28, 2016. The maturity date of all our term loans can be reset subject to certain springing maturities.

Interest Rate and Fees

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate that is the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds rate plus 1/2 of 1% or (b) LIBOR based on the costs of funds for deposits in the currency of such borrowing for either one, two, three or six months.

The applicable margin for borrowings under the revolving credit facilities and the tranche A term loan facility may be increased or reduced subject to attaining certain leverage ratios. As of March 31, 2012, the applicable margin for LIBOR-based borrowings under our tranche A term loan facility was 1.75% per annum, under our revolving credit facility was 3.00%.

The applicable margin for LIBOR-based borrowings under the various tranche B term loans is 3.625% per annum.

The applicable margin for LIBOR-based borrowings under the tranche C term loans is 3.75% per annum.

The applicable margin for LIBOR-based borrowings under the incremental term loan facility is 3.50% per annum.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we pay a commitment fee to the lenders under the revolving credit facilities in respect of the unutilized commitments, which may be increased or reduced subject to attaining certain leverage ratios. As of March 31, 2012, the commitment fee rate for the revolving credit facility was 0.625% per annum.

Prepayments

The senior secured credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage is reduced to 0% if our total leverage ratio is less than 5.00 to 1.00) of our annual excess cash flow;

•

100% of the Net Cash Proceeds (as defined in our senior secured credit agreement) of all nonordinary course asset sales or other dispositions of property by SunGard Holdco LLC and its subsidiaries (including insurance and condemnation proceeds), other than the sale of receivables in connection with the Receivables Facility (as defined below), if we do not commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months as long as such reinvestment is completed within 180 days;

•	100% of the Net Cash Proceeds of any incurrence of debt, other than proceeds from the Receivables Facility and other debt permitted under the senior secured credit agreement; and

•	100% of the Net Cash Proceeds of financings under the Receivables Facility in excess of $750 million, including increases in the amount of the Receivables Facility.

The foregoing mandatory prepayments are applied pro rata to the term loan facilities and to installments of the term loan facilities in direct order of maturity.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Guarantee and Security

All obligations under the senior secured credit agreement are jointly and severally, fully and unconditionally guaranteed by SunGard Holdco LLC and, subject to certain exceptions, each of our existing and future domestic wholly owned subsidiaries, referred to, collectively, as U.S. Guarantors.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all the following assets of SunGard Holdco LLC, us and each U.S. Guarantor, subject to certain exceptions:

•

a pledge of 100% of the capital stock of SunGard Data Systems Inc., 100% of the capital stock of each U.S. Guarantor and 65% of the capital stock of each of our wholly owned foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors; and

•	a security interest in, and mortgages on, substantially all tangible and intangible assets of SunGard Holdco LLC, SunGard Data Systems Inc. and each U.S. Guarantor.

Certain Covenants and Events of Default

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness or issue preferred stock;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the senior subordinated notes);

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of SunGard Holdco LLC as a passive holding company.

In addition, the senior secured credit agreement requires us to maintain the following financial covenants:

•	a maximum total leverage ratio; and

•	a minimum interest coverage ratio.

The senior secured credit agreement also contains certain customary affirmative covenants and events of default.

Senior Secured Notes

On January 15, 2004, we issued $250 million aggregate principal amount of 4.875% senior unsecured notes due 2014. Upon consummation of the LBO, the senior unsecured notes became secured on an equal and ratable basis with loans under the senior secured credit facilities to the extent required by the indenture governing the senior secured notes and are guaranteed by all our subsidiaries that guarantee the notes. The terms of the indenture governing the senior secured notes provide that, in addition to customary events of default, a payment default or other default resulting in acceleration of payment obligations under any other indebtedness of SunGard or its subsidiaries aggregating more than $75 million, including the notes, constitute an event of default under the indenture governing the senior secured notes.

Receivables Facility

On March 27, 2009, SunGard AR Financing LLC, a newly-formed wholly-owned, bankruptcy-remote, special purpose financing subsidiary (“Financing”) of SunGard entered into a syndicated receivables facility with each of the financial institutions signatory thereto from time to time, as the lenders and General Electric Capital Corporation, as a lender, as the Swing Line Lender and as administrative agent (the “Receivables Facility”). The initial maximum commitment under the Receivables Facility was $317 million of which approximately $136 million was on a revolving basis and the balance was a term loan. On September 30, 2010, we refinanced the Receivables Facility, to among other things, increase borrowing capacity from $317 million to $350 million and increase the term loan component from $181 million to $200 million. As of March 31, 2012, our Receivables Facility had a facility limit of $290 million, consisting of a term loan commitment of $200 million and a revolving commitment of $90 million. The Receivables Facility terminates in September 2014.

Subsidiaries of the Company that participate in the Receivables Facility (“Sellers”) transfer their receivables as a true sale to Financing pursuant to the Receivables Sale Agreement dated as of March 27, 2009 (the “Receivables Sale Agreement”) and without recourse except for recourse for breaches of customary representations and warranties related to the receivables. Additional subsidiaries of the Company may become parties to the Receivables Facility, subject to the satisfaction of specified conditions. Upon becoming parties, receivables originated by these subsidiaries will be included in the receivables balance eligible for funding under the Receivables Facility and will be included in the calculation of available funding thereunder.

Availability of funding under the Receivables Facility depends primarily upon the outstanding trade accounts receivable balance of the Sellers. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility.

Interest Rates and Fees

Under the Receivables Facility, Financing is generally required to pay interest on the amount of each advance at the one month LIBOR rate, adjusted for statutory reserves, plus 3.50% per annum. Financing is required to pay a fee on the unused portion of the Receivables Facility of 0.75% per annum, payable monthly in arrears. In addition, the Company, acting as the initial receivables servicer, services, administers and collects receivables transferred pursuant to the Receivables Facility. Under the Receivables Facility, the Company receives a monthly servicing fee of 1.00% per annum of the daily average outstanding balance of the receivables under such facility, payable monthly in arrears by Financing.

The Receivables Facility may be terminated for material breaches of representations and warranties, bankruptcies of any Seller, the collection agent or Financing, a default by any Seller or Financing in the performance of any payment required to be made under the transaction documents, a merger or similar transaction involving Financing, cross acceleration under our other facilities, a change of control affecting the Company, and a failure to maintain a minimum fixed charge coverage ratio, among other reasons.

Guaranty and Security

The Company unconditionally guarantees the performance of the Sellers’ obligations under the Receivables Sale Agreement. All obligations under the Receivables Facility are secured by the receivables purchased by Financing under the Receivables Sale Agreement.

DESCRIPTION OF SENIOR NOTES DUE 2018

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to SunGard Data Systems Inc. (“SunGard”) and its consolidated Subsidiaries and (ii) the term “Issuer“ refers only to SunGard and not any of its Subsidiaries.

The Issuer issued $900,000,000 aggregate principal amount of 7 3/8% Senior Notes due 2018 (the “Notes”) in a registered exchange offer under an indenture dated November 16, 2010 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”) in exchange for $900,000,000 aggregate principal amount of the 7 3/8% senior notes due 2018 that were originally issued on November 16, 2010 in a private placement.

The following description is only a summary of material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary—Corporate Information.”

Brief Description of Notes

The Notes are:

•	unsecured senior obligations of the Issuer;

•	pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities and Existing Senior Notes) of the Issuer;

•

effectively subordinated to all secured Indebtedness of the Issuer (including the Senior Credit Facilities and the Existing Senior Secured Notes) to the extent of the value of the assets securing such Indebtedness; and will be structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Issuer’s Subsidiaries that are not guaranteeing the Notes;

•	senior in right of payment to any future Subordinated Indebtedness (including the Existing Senior Subordinated Notes) of the Issuer; and

•	initially guaranteed on a senior unsecured basis by each Restricted Subsidiary that guarantees the Senior Credit Facilities.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, jointly and severally, fully and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of or interest on or Additional Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Restricted Subsidiaries (other than as detailed below) guarantee the Notes. Each of the Guarantees of the Notes is a general unsecured senior obligation of each Guarantor and is pari passu in right of payment with all existing and future Senior Indebtedness of each such entity, is effectively subordinated to all secured Indebtedness of each such entity and is senior in right of payment to all existing and future Subordinated Indebtedness (including the Existing Senior Subordinated Notes) of each such entity. The Notes are structurally subordinated to Indebtedness of Subsidiaries of the Issuer that do not Guarantee the Notes.

Not all of the Issuer’s Subsidiaries guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries pay the holders of their debt and their trade creditors before they are able to distribute any of their assets to the Issuer. None of our Foreign Subsidiaries, broker-dealer subsidiaries, non-Wholly Owned Subsidiaries (subject to certain limited exceptions) or any Receivables Subsidiary guarantee the Notes. For the twelve months ended March 31, 2012, non-guarantor subsidiaries accounted for $1,904 million, or 43%, of our total revenue and $416 million, or 41%, of our total EBITDA, respectively. In addition, as of March 31, 2012, the non-guarantor subsidiaries held $3,269 million, or 28%, of our total assets, and approximately $1,165 million, or 12%, of our total liabilities.

The obligations of each Guarantor under its Guarantees will be limited as necessary to prevent the Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and State Fraudulent Transfer Laws May Permit a Court to Void the Guarantees, and, if that Occurs, You May Not Receive any Payments on the Notes.”

A Guarantee by a Guarantor provides by its terms that it shall be automatically and unconditionally released and discharged upon: (1) (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture; (b) the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee; (c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or (d) the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and (2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee rank pari passu in right of payment to all Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities and the Existing Senior Notes.

The Notes are effectively subordinated in right of payment to all of the Issuer’s and the Guarantors’ existing and future secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of March 31, 2012, we had $3,294 million of secured Indebtedness, consisting entirely of secured Indebtedness under the Senior Credit Facilities and the Existing Senior Secured Notes (which have a face amount of $250 million, but are recorded at $243 million).

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuer maintains one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

The Issuer also maintains a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and makes payments on and facilitates transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $900,000,000 of Notes. The Notes mature on November 15, 2018. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Notes from time to time after this offering under the Indenture (“Additional Notes”). The Notes offered by the Issuer and any Additional Notes subsequently issued under the Indenture are treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of 2018 Notes” include any Additional Notes that are actually issued.

Interest on the Notes accrues at the rate of 7 3/8% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2011, to Holders of record on the immediately preceding May 1 and November 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months. All references in the Indenture and this “Description of 2018 Notes,” in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Principal of, premium, if any, and interest on the Notes is payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee are made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in New York is the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer is not entitled to redeem the Notes at its option prior to November 15, 2013.

At any time prior to November 15, 2013, the Issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 15, 2013, the Issuer may redeem the Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15, of each of the years indicated below:

Year	Percentage
2013	105.531%
2014	103.688%
2015	101.844%
2016 and thereafter	100.000%

In addition, until November 15, 2013, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 107.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be prior to the redemption thereof, and any such redemption or notice may, may be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Trustee shall select the Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1)	that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3)	that any Senior Note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)	that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)	that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes, provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7)	that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple thereof;

(8)	the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow; and

(9)	if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional upon the occurrence of such Change of Control.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1)	accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)	deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

(3)	deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and future Credit Facilities or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to consummate an Asset Sale, unless:

(1)	the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2)	except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a)	any liabilities (as reflected in the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on the Issuer’s or such Restricted Subsidiary’s balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on the date of such balance sheet) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b)	any securities, notes or other similar obligations received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c)	any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1)	to permanently reduce:

(a)	Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

(b)	Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c)	Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that, to the extent the Issuer reduces Obligations under such Senior

Indebtedness, the Issuer shall reduce (or offer to reduce, as applicable) Obligations under the Notes on a pro rata basis as provided under “Optional redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or offer to purchase Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(d)	Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(2)	to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3)	to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from an Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $100.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is an integral multiple of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $100.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC. No Notes of $2,000 or less can be redeemed in part.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that (a) redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture and (b) redemption notices need not be mailed more than one Business Day before the redemption date if the notice is issued in connection with a special mandatory redemption. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the date of the Issue Date (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes, the covenants specifically listed under the following captions in this “Description of Senior Notes due 2018” section of this prospectus will no longer be applicable to the Notes:

(1)	“Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4)	clause (4) of the first paragraph of “—Merger, Consolidation or Sale of all or Substantially all Assets”;

(5)	“—Transactions with Affiliates”;

(6)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7)	“—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

In addition, during any period of time that: (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the covenant described under “Repurchase at the Option of Holders—Change of Control” (the “Suspended Covenant”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenant under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I)	declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a)	dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b)	dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a)	Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV)	make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after August 11, 2005 (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning July 1, 2005, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b)	100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after August 11, 2005 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A)	Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of: (x) Equity Interests to employees, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and (y) Designated Preferred Stock; and

(B)	to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii)	debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c)	100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following August 11, 2005 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, (ii) contributions from a Restricted Subsidiary or (iii) any Excluded Contributions); plus

(d)	100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

(i)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after August 11, 2005; or

(ii)	the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) after August 11, 2005; plus

(e)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after August 11, 2005, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $150.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a)	the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and

(b)	if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3)	the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b)	such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c)	such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired; and

(d)	such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25.0 million (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50.0 million in any calendar year (which shall increase to $100.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a)	the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b)

the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c)	the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7)	Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9)	the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10)	Restricted Payments in an amount that does not in the aggregate exceed all Excluded Contributions made since the Issue Date;

(11)	other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of (x) $525.0 million or (y) 1.875% of Total Assets at the time made;

(12)	distributions or payments of Receivables Fees;

(13)	any Restricted Payment used to fund the Transaction and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “Transactions with Affiliates”;

(14)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15)	the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a)	franchise and excise taxes and other fees, taxes and expenses, in each case to the extent required to maintain their corporate existence;

(b)	federal, state, foreign and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of federal, state, foreign and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c)	customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d)	general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e)	fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(16)	the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (16) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1)	the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $5,750.0 million outstanding at any one time, less up to $1,000.0 million in the aggregate of mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from an Asset Sale or series of related Asset Sales that constitutes the sale, transfer, conveyance or other disposition of all or substantially all of a segment (as defined under GAAP) of the Issuer (other than any segment predominantly composed of assets acquired by the Issuer or its Restricted Subsidiaries subsequent to the Issue Date);

(2)	the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) (other than any Additional Notes) and the 2020 Notes;

(3)	Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2)) after giving effect to the use of proceeds set forth in this prospectus;

(4)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets;

(5)	Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6)	Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)).

(7)	Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in the Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8)	Indebtedness of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11)	obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a)	Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to such clauses or pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and

(b)	Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $600.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13)	the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund, refinance, replace, renew, extend or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, renewed, extended or defeased,

(b)	to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c)	shall not include:

(i)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor;

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer, that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii)	Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness outstanding under any Secured Indebtedness;

(14)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either

(i)	such Indebtedness, Disqualified Stock or Preferred Stock:

(a)	is not Secured Indebtedness and is subordinated to the Notes on terms no less favorable to the Holders thereof than the subordination terms set forth in the indenture governing the Existing Senior Subordinated Notes as in effect on the Issue Date;

(b)	is not incurred while a Default exists and no Default shall result therefrom;

(c)	matures and does not require any payment of principal prior to the final maturity of the Notes (other than in a manner consistent with the terms of the Indenture); and

(d)	in the case of clause (y), is not incurred in contemplation of such acquisition or merger; or

(ii)	after giving effect to such acquisition or merger, either

(a)	the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b)	the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition or merger;

(15)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16)	Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a)	any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b)	any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer, provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18)	Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) 5.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19)	Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $200.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (19) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (19));

(20)	Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

(21)	Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (21) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2)	at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such

Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1)	in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)	in all other cases, the Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.0 to 1.0.

Merger, Consolidation or Sale of all or Substantially all Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)

the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction, no Default exists;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a)	the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b)	the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be equal to or greater than such Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6)	the Issuer (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1)	any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2)	the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in any state of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a)	such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b)	the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c)	immediately after such transaction, no Default exists; and

(d)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2)	the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Issuer solely for the purpose of reincorporating or reorganizing the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby, or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20.0 million, unless:

(1)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2)	the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3)	the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed 1% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date;

(4)	the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, former, current or future officers, directors, employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5)	transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that such terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6)	any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7)	the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement or the equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8)	[Reserved];

(9)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10)	the issuance or transfer of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant (or their respective estates, investment funds, investment vehicles, spouses or former spouses) of the Issuer, any of its direct or indirect parent companies of any of its Subsidiaries;

(11)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12)	payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13)	payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith; and

(14)	investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) (a)	pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b)	pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and related Hedging Obligations and the related documentation and pursuant to the indentures governing the Existing Senior Notes, the Existing Senior Secured Notes and the Existing Senior Subordinated Notes and the related documentation;

(b)	the Indenture and the Notes;

(c)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d)	applicable law or any applicable rule, regulation or order;

(e)	any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f)	contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g)	Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)	other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j)	customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k)	customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m)	restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a)	if the Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b)	if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes;

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a)	such Guarantee has been duly executed and authorized; and

(b)	such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1)	within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3)	promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4)	any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Notes, the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1)	default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2)	default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes;

(3)	failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4)	default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a)

such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b)	the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $100.0 million or more at any one time outstanding;

(5)	failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $100.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6)	certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary; or

(7)	the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration and its consequences with respect to the Notes, provided such rescission would not conflict with any judgment of a court of competent jurisdiction. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2)	holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3)	the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 30% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3)	Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1)	the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2)	the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1)	the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a)	the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b)	since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Existing Senior Notes, the Existing Senior Secured Notes, the Existing Senior Subordinated Notes or the indentures pursuant to which the Existing Senior Notes, the Existing Senior Secured Notes and the Existing Senior Subordinated Notes were issued or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting, with respect to any Indebtedness being defeased, from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

(6)	the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7)	the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1)	all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a)	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, Senior Subordinated Notes (or the indenture under which the Senior Subordinated Notes are issued) or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c)	the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the

Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the option of holders”);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5)	make any Note payable in money other than that stated therein;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7)	make any change in these amendment and waiver provisions;

(8)	impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9)	make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10)	except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder;

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3)	to comply with the covenant relating to mergers, consolidations and sales of assets;

(4)	to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5)	to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6)	to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9)	to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10)	to add a guarantor under the Indenture;

(11)	to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of 2018 notes” to the extent that such provision in this “Description of 2018 Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes; or

(12)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“2020 Notes” means the $700,000,000 aggregate principal amount of the Issuer’s 7 5/8% senior notes due 2020 issued on the Issue Date.

“Acquired Indebtedness” means, with respect to any specified Person,

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at November 15, 2013 (such redemption price being set forth in the table appearing above under the caption “Optional redemption”), plus (ii) all required interest payments due on such Note through November 15, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a)	any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of all or Substantially all Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c)	the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $50.0 million;

(e)	any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

(f)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g)	the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	foreclosures, condemnation or any similar action on assets;

(j)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(k)	any financing transaction with respect to the acquisition or construction of property by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture; and

(l)	any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	United States dollars;

(2) (a)	euro, or any national currency of any participating member state of the EMU; or

(b)	in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3)	securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5)	repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7)	marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8)	investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)	readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10)	Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11)	Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2)

the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) accretion or accrual of discounted liabilities not constituting Indebtedness, (u) interest expense attributable to Indebtedness of a parent entity resulting from push-down accounting to the extent such Person and its Restricted Subsidiaries are not liable for the payment of such Indebtedness, (v) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (w) any Additional Interest and any comparable “additional interest” with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1)	any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior June 30, 2006), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3)	any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4)	any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6)	solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7)	effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8)	any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9)	any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10)	any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

(11)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12)	accruals and reserves that are established within twelve months after August 11, 2005 that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded, and

(13)	to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), losses and expenses with respect to liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds

(a)	for the purchase or payment of any such primary obligation, or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits or capital gains, including, without limitation, federal, state, foreign, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b)	Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses 1(t) through 1(z) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e)	the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f)	any other non-cash charges, including any write offs or write downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g)	the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h)	the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants— Transactions with Affiliates”; plus

(i)	the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken within 36 months after the Issue Date and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $100.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j)	the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k)

any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”;

(2)	decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3)	increased or decreased by (without duplication):

(a)	any net gain or loss resulting in such period from Hedging Obligations and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging; plus or minus, as applicable, and

(b)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1)	public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2)	issuances to any Subsidiary of the Issuer; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Existing 9 1/8% Notes” means any of the Issuer’s 9 1/8% senior notes due 2013 issued on August 1, 2005 and outstanding on the Issue Date after giving effect to the use of proceeds of the Notes as described in this prospectus.

“Existing 10.625% Notes” means the $500,000,000 aggregate principal amount of the Issuer’s 10.625% senior notes due 2015 issued on September 29, 2008 and outstanding on the Issue Date.

“Existing Senior Notes” means (a) the Existing 9 1/8% Notes and (b) the Existing 10.625% Notes.

“Existing Senior Secured Notes” means the $250.0 million aggregate principal amount of the Issuer’s 4.875% senior notes due 2014 issued on January 15, 2004 and outstanding on the Issue Date.

“Existing Senior Subordinated Notes” means $1,000,000,000 aggregate principal amount of the Issuer’s 10 1/4% senior subordinated notes due 2015 issued on August 11, 2005 and outstanding on the Issue Date.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on August 11, 2005.

“Government Securities” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means, each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1)	any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c)	representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until, after 30 days of becoming due and payable, has not been paid and such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d)	representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3)	to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means J.P. Morgan Securities LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)	the Issuer “Investment” in such Subsidiary at the time of such redesignation; less

(b)	the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Silver Lake Partners, Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Inc., Texas Pacific Group and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means November 16, 2010.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $250.0 million (unless otherwise expressly stated).

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the option of holders—Asset sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer or a Guarantor, as applicable.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer or on behalf of a Guarantor by an Officer of such Guarantor, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct parent) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Issuer or any of its Restricted Subsidiaries;

(2)	any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4)	any Investment in securities or other assets, including earnouts, not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date;

(6)	any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b)	as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8)	any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9)	Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(10)	guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $750.0 million or (y) 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14)	Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Receivables Facility;

(15)	advances to, or guarantees of Indebtedness of, employees not in excess of $15.0 million outstanding at any one time, in the aggregate; and

(16)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)	Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (18) or (19) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to clause (18) extend only to the assets of Foreign Subsidiaries and Liens securing Indebtedness permitted to be incurred pursuant to clause (19) are solely on acquired property or the assets of the acquired entity, as the case may be;

(7)	Liens existing on the Issue Date;

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9)	Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	customary Liens securing Hedging Obligations entered into in the ordinary course of business by the Issuer or its Restricted Subsidiaries;

(12)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Issuer or any Guarantor;

(16)	Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17)	Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9) and (27); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9) and (27) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(20)	other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $50.0 million at any one time outstanding;

(21)	Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(27)	Liens to secure the Existing Senior Secured Notes.

For purposes of this definition and subclauses (2)(b) and (c) under “Certain Covenants—Liens,” the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Notes dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Amended and Restated Credit Agreement dated as of August 11, 2005, as amended and restated as of June 9, 2009, by and among SunGard Holdco LLC, the Issuer, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1)	all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities, the Existing Senior Secured Notes, the Existing Senior Notes or Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2)	all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3)	any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4)	all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a)	any obligation of such Person to the Issuer or any of its Subsidiaries;

(b)	any liability for federal, state, local or other taxes owed or owing by such Person;

(c)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e)	that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and SunGard as in effect on the Issue Date.

“Subordinated Indebtedness” means, with respect to the Notes,

(1)	any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2)	any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2)	any partnership, joint venture, limited liability company or similar entity of which

(x)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Existing 9 7/8% Notes and the Existing Senior Subordinated Notes, the granting of Liens on the Existing Senior Secured Notes, fundings under any Receivables Facility and borrowings under the Senior Credit Facilities as in effect on or since August 11, 2005.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of March 27, 2005 between Solar Capital Corp. and SunGard as amended from time to time prior to August 11, 2005.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to November 15, 2013; provided, however, that if the period from the Redemption Date to November 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-77bbbb).

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1)	any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2)	such designation complies with the covenants described under “Certain covenants—Limitation on restricted payments”; and

(3)	each of:

(a)	the Subsidiary to be so designated; and

(b)	its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1)	the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2)	the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF SENIOR NOTES DUE 2020

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to SunGard Data Systems Inc. (“SunGard”) and its consolidated Subsidiaries and (ii) the term “Issuer” refers only to SunGard and not any of its Subsidiaries.

The Issuer issued $699,950,000 aggregate principal amount of 7 5/8% Senior Notes due 2020 (the “Notes”) in a registered exchange offer under an indenture dated November 16, 2010 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York Mellon, as trustee (the “Trustee) in exchange for $699,950,000 of the $700,000,000 aggregate principal amount of 7 5/8% senior notes due 2020 that were originally issued on November 16, 2010 in a private placement.

The following description is only a summary of material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary—Corporate Information.”

Brief Description of Notes

The Notes are:

•	unsecured senior obligations of the Issuer;

•	pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities and Existing Senior Notes) of the Issuer;

•

effectively subordinated to all secured Indebtedness of the Issuer (including the Senior Credit Facilities and the Existing Senior Secured Notes) to the extent of the value of the assets securing such Indebtedness; and will be structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Issuer’s Subsidiaries that are not guaranteeing the Notes;

•	senior in right of payment to any future Subordinated Indebtedness (including the Existing Senior Subordinated Notes) of the Issuer; and

•	initially guaranteed on a senior unsecured basis by each Restricted Subsidiary that guarantees the Senior Credit Facilities.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, jointly and severally, fully and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of or interest on or Additional Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Restricted Subsidiaries (other than as detailed below) guarantee the Notes. Each of the Guarantees of the Notes is a general unsecured senior obligation of each Guarantor and is pari passu in right of payment with all existing and future Senior Indebtedness of each such entity, is effectively subordinated to all secured Indebtedness of each such entity and is senior in right of payment to all existing and future Subordinated Indebtedness (including the Existing Senior Subordinated Notes) of each such entity. The Notes are structurally subordinated to Indebtedness of Subsidiaries of the Issuer that do not Guarantee the Notes.

Not all of the Issuer’s Subsidiaries guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of our Foreign Subsidiaries, broker-dealer subsidiaries, non-Wholly Owned Subsidiaries (subject to certain limited exceptions) or any Receivables Subsidiary guarantee the Notes. For the twelve months ended March 31, 2012, non-guarantor subsidiaries accounted for $1,904 million, or 43% of our total revenue and $416 million, or 41% of our total EBITDA, respectively. In addition, as of March 31, 2012, the non-guarantor subsidiaries held $3,269 million, or 28% of our total assets, and approximately $1,165 million, or 12%, of our total liabilities.

The obligations of each Guarantor under its Guarantees will be limited as necessary to prevent the Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and State Fraudulent Transfer Laws May Permit a Court to Void the Guarantees, and, if that Occurs, You May Not Receive any Payments on the Notes.”

A Guarantee by a Guarantor provides by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) (a)	any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b)	the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c)	the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(d)	the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2)	such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee rank pari passu in right of payment to all Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities and the Existing Senior Notes.

The Notes are effectively subordinated in right of payment to all of the Issuer’s and the Guarantors’ existing and future secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of March 31, 2012, we had $3,294 million of secured Indebtedness, consisting entirely of secured Indebtedness under the Senior Credit Facilities and the Existing Senior Secured Notes (which have a face amount of $250 million, but are recorded at $243 million).

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying agent and Registrar for the Notes

The Issuer maintains one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

The Issuer also maintains a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and makes payments on and facilitates transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $700,000,000 of Notes. The Notes mature on November 15, 2020. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Notes from time to time after this offering under the Indenture (“Additional Notes”). The Notes offered by the Issuer and any Additional Notes subsequently issued under the Indenture are treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of Senior Notes due 2020” include any Additional Notes that are actually issued.

Interest on the Notes accrues at the rate of 7 5/8% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2011, to Holders of record on the immediately preceding May 1 and November 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months. All references in the Indenture and this “Description of 2020 Notes,” in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Principal of, premium, if any, and interest on the Notes are payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee are made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer is not entitled to redeem the Notes at its option prior to November 15, 2015.

At any time prior to November 15, 2015, the Issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 15, 2015, the Issuer may redeem the Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15, of each of the years indicated below:

Year	Percentage
2015	103.813%
2016	102.542%
2017	101.271%
2018 and thereafter	100.000%

In addition, until November 15, 2013, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 107.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be prior to the redemption thereof, and any such redemption or notice may, may be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Trustee shall select the Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1)	that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3)	that any Senior Note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)	that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)	that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes, provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7)	that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple thereof;

(8)	the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow; and

(9)	if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional upon the occurrence of such Change of Control.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1)	accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)	deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

(3)	deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and future Credit Facilities or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to consummate an Asset Sale, unless:

(1)	the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2)	except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a)	any liabilities (as reflected in the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on the Issuer’s or such Restricted Subsidiary’s balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on the date of such balance sheet) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b)	any securities, notes or other similar obligations received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c)	any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1)	to permanently reduce:

(a)	Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

(b)	Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c)

Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that, to the extent the Issuer reduces Obligations under such Senior Indebtedness, the Issuer shall reduce (or offer to reduce, as applicable) Obligations under the Notes on a pro rata basis as provided under “Optional redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or offer to purchase Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(d)	Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(2)	to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

(3)	to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from an Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $100.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is an integral multiple of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $100.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC. No Notes of $2,000 or less can be redeemed in part.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that (a) redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture and (b) redemption notices need not be mailed more than one Business Day before the redemption date if the notice is issued in connection with a special mandatory redemption. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the date of the Issue Date (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes, the covenants specifically listed under the following captions in this “Description of 2020 Notes” section of this prospectus will no longer be applicable to the Notes:

(1)	“Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4)	clause (4) of the first paragraph of “—Merger, Consolidation or Sale of all or Substantially all Assets”;

(5)	“—Transactions with Affiliates”;

(6)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7)	“—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

In addition, during any period of time that: (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the covenant described under “Repurchase at the Option of Holders—Change of Control” (the “Suspended Covenant”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenant under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I)	declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a)	dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b)	dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a)	Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV)	make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after August 11, 2005 (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning July 1, 2005, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b)	100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after August 11, 2005 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A)	Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of: (x) Equity Interests to employees, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and (y) Designated Preferred Stock; and

(B)	to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii)	debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c)	100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following August 11, 2005 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, (ii) contributions from a Restricted Subsidiary or (iii) any Excluded Contributions); plus

(d)	100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

(i)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after August 11, 2005; or

(ii)	the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) after August 11, 2005; plus

(e)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after August 11, 2005, the fair market ‘value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $150.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)	(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3)	the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b)	such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(c)	such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired; and

(d)	such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25.0 million (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50.0 million in any calendar year (which shall increase to $100.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a)	the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b)

the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c)	the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7)	Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9)	the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10)	restricted Payments in an amount that does not in the aggregate exceed all Excluded Contributions made since the Issue Date;

(11)	other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of (x) $525.0 million or (y) 1.875% of Total Assets at the time made;

(12)	distributions or payments of Receivables Fees;

(13)	any Restricted Payment used to fund the Transaction and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “Transactions with affiliates”;

(14)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “Repurchase at the option of holders—Change of control” and “Repurchase at the option of holders—Asset sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15)	the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a)	franchise and excise taxes and other fees, taxes and expenses, in each case to the extent required to maintain their corporate existence;

(b)	Federal, state, foreign and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of federal, state, foreign and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c)	customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d)	general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e)	fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(16)	the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (16) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1)	the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $5,750.0 million outstanding at any one time, less up to $1,000.0 million in the aggregate of mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from an Asset Sale or series of related Asset Sales that constitutes the sale, transfer, conveyance or other disposition of all or substantially all of a segment (as defined under GAAP) of the Issuer (other than any segment predominantly composed of assets acquired by the Issuer or its Restricted Subsidiaries subsequent to the Issue Date);

(2)	the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) (other than any Additional Notes) and the 2018 Notes;

(3)	Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2)) after giving effect to the use of proceeds set forth in this prospectus;

(4)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets;

(5)	Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6)	Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)).

(7)	Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in the Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8)	Indebtedness of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11)	obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a)	Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to such clauses or pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and

(b)	Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $600.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13)	the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund, refinance, replace, renew, extend or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, renewed, extended or defeased,

(b)	to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c)	shall not include:

(i)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor;

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer, that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii)	Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness outstanding under any Secured Indebtedness;

(14)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either

(i)	such Indebtedness, Disqualified Stock or Preferred Stock:

(a)	is not Secured Indebtedness and is subordinated to the Notes on terms no less favorable to the Holders thereof than the subordination terms set forth in the indenture governing the Existing Senior Subordinated Notes as in effect on the Issue Date;

(b)	is not incurred while a Default exists and no Default shall result therefrom;

(c)	matures and does not require any payment of principal prior to the final maturity of the Notes (other than in a manner consistent with the terms of the Indenture); and

(d)	in the case of clause (y), is not incurred in contemplation of such acquisition or merger; or

(ii)	after giving effect to such acquisition or merger, either

(a)	the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b)	the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition or merger;

(15)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16)	Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a)	any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture; or

(b)	any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer, provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18)	Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) 5.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19)	Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $200.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (19) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (19));

(20)	Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

(21)	Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (21) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2)	at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1)	in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)	in all other cases, the Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.0 to 1.0.

Merger, Consolidation or Sale of all or Substantially all Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)	the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction, no Default exists;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a)	the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b)	the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be equal to or greater than such Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6)	the Issuer (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1)	any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2)	the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in any state of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a)	such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b)	the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c)	immediately after such transaction, no Default exists; and

(d)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2)	the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Issuer solely for the purpose of reincorporating or reorganizing the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby, or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20.0 million, unless:

(1)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2)	the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3)	the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed 1% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date;

(4)	the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, former, current or future officers, directors, employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5)

transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that such terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6)	any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7)	the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement or the equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8)	[Reserved];

(9)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10)	the issuance or transfer of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant (or their respective estates, investment funds, investment vehicles, spouses or former spouses) of the Issuer, any of its direct or indirect parent companies of any of its Subsidiaries;

(11)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12)	payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13)	payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith; and

(14)	investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) (a)	pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits; or

(b)	pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and related Hedging Obligations and the related documentation and pursuant to the indentures governing the Existing Senior Notes, the Existing Senior Secured Notes and the Existing Senior Subordinated Notes and the related documentation;

(b)	the Indenture and the Notes;

(c)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d)	applicable law or any applicable rule, regulation or order;

(e)	any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f)	contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g)	Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)	other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j)	customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k)	customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m)	restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a)	if the Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b)	if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes;

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a)	such Guarantee has been duly executed and authorized; and

(b)	such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1)	within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3)	promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4)	any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Notes, the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1)	default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2)	default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes;

(3)	failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4)	default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a)	such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b)	the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $100.0 million or more at any one time outstanding;

(5)	failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $100.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6)	certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary; or

(7)	the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration and its consequences with respect to the Notes, provided such rescission would not conflict with any judgment of a court of competent jurisdiction. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2)	holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3)	the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 30% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3)	Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1)	the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2)	the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1)

the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a)	the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b)	since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Existing Senior Notes, the Existing Senior Secured Notes, the Existing Senior Subordinated Notes or the indentures pursuant to which the Existing Senior Notes, the Existing Senior Secured Notes and the Existing Senior Subordinated Notes were issued or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting, with respect to any Indebtedness being defeased, from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

(6)	the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7)	the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1)	all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a)	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, Senior Subordinated Notes (or the indenture under which the Senior Subordinated Notes are issued) or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c)	the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the option of holders”);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5)	make any Note payable in money other than that stated therein;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7)	make any change in these amendment and waiver provisions;

(8)	impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9)	make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10)	except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder;

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3)	to comply with the covenant relating to mergers, consolidations and sales of assets;

(4)	to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5)	to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6)	to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9)	to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10)	to add a guarantor under the Indenture;

(11)	to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of 2018 notes” to the extent that such provision in this “Description of 2018 notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes; or

(12)

to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee is governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“2018 Notes” means the $900,000,000 aggregate principal amount of the Issuer’s 7 3/8% senior notes due 2018 issued on the Issue Date.

“Acquired Indebtedness” means, with respect to any specified Person,

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at November 15, 2015 (such redemption price being set forth in the table appearing above under the caption “Optional redemption”), plus (ii) all required interest payments due on such Note through November 15, 2015 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a)	any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of all or Substantially all Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c)	the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $50.0 million;

(e)	any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

(f)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g)	the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	foreclosures, condemnation or any similar action on assets;

(j)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(k)	any financing transaction with respect to the acquisition or construction of property by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture; and

(l)	any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	United States dollars;

(2) (a)	euro, or any national currency of any participating member state of the EMU; or

(b)	in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3)	securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5)	repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7)	marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8)	investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)	readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10)	Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11)	Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2)	the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)

consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) accretion or accrual of discounted liabilities not constituting Indebtedness, (u) interest expense attributable to Indebtedness of a parent entity resulting from push-down accounting to the extent such Person and its Restricted Subsidiaries are not liable for the payment of such Indebtedness, (v) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (w) any Additional Interest and any comparable “additional interest” with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1)	any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior June 30, 2006), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3)	any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4)	any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6)

solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7)	effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8)	any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9)	any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10)	any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

(11)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12)	accruals and reserves that are established within twelve months after August 11, 2005 that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded, and

(13)	to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), losses and expenses with respect to liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds

(a)	for the purchase or payment of any such primary obligation, or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default “ means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated

Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits or capital gains, including, without limitation, federal, state, foreign, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b)	Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses 1(t) through 1(z) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e)	the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f)	any other non-cash charges, including any write offs or write downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g)	the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h)	the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(i)	the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken within 36 months after the Issue Date and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $100.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j)	the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k)	any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”;

(2)	decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3)	increased or decreased by (without duplication):

(a)	any net gain or loss resulting in such period from Hedging Obligations and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging; plus or minus, as applicable, and

(b)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1)	public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2)	issuances to any Subsidiary of the Issuer; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Existing 9 1/8% Notes” means any of the Issuer’s 9 1/8% senior notes due 2013 issued on August 1, 2005 and outstanding on the Issue Date after giving effect to the use of proceeds of the Notes as described in this prospectus.

“Existing 10.625% Notes” means the $500,000,000 aggregate principal amount of the Issuer’s 10.625% senior notes due 2015 issued on September 29, 2008 and outstanding on the Issue Date.

“Existing Senior Notes” means (a) the Existing 9 1/8% Notes and (b) the Existing 10.625% Notes.

“Existing Senior Secured Notes” means the $250.0 million aggregate principal amount of the Issuer’s 4.875% senior notes due 2014 issued on January 15, 2004 and outstanding on the Issue Date.

“Existing Senior Subordinated Notes” means $1,000,000,000 aggregate principal amount of the Issuer’s 10 1/4% senior subordinated notes due 2015 issued on August 11, 2005 and outstanding on the Issue Date.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date“), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on August 11, 2005.

“Government Securities” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means, each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1)	any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c)	representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until, after 30 days of becoming due and payable, has not been paid and such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d)	representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3)	to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means J.P. Morgan Securities LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)	The Issuer “Investment” in such Subsidiary at the time of such redesignation; less

(b)	the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Silver Lake Partners, Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Inc., Texas Pacific Group and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means November 16, 2010.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $250.0 million (unless otherwise expressly stated).

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer or a Guarantor, as applicable.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer or on behalf of a Guarantor by an Officer of such Guarantor, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct parent) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Issuer or any of its Restricted Subsidiaries;

(2)	any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4)	any Investment in securities or other assets, including earnouts, not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date;

(6)	any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b)	as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8)	any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9)	Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(10)	guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $750.0 million or (y) 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14)	Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Receivables Facility;

(15)	advances to, or guarantees of Indebtedness of, employees not in excess of $15.0 million outstanding at any one time, in the aggregate; and

(16)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)	Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)

minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (18) or (19) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to clause (18) extend only to the assets of Foreign Subsidiaries and Liens securing Indebtedness permitted to be incurred pursuant to clause (19) are solely on acquired property or the assets of the acquired entity, as the case may be;

(7)	Liens existing on the Issue Date;

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9)	Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	customary Liens securing Hedging Obligations entered into in the ordinary course of business by the Issuer or its Restricted Subsidiaries;

(12)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Issuer or any Guarantor;

(16)	Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17)	Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9) and (27); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7),

(8), (9) and (27) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(20)	other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $50.0 million at any one time outstanding;

(21)	Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of default and remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(27)	Liens to secure the Existing Senior Secured Notes.

For purposes of this definition and subclauses (2)(b) and (c) under “Certain Covenants—Liens,” the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Notes dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Amended and Restated Credit Agreement dated as of August 11, 2005, as amended and restated as of June 9, 2009, by and among SunGard Holdco LLC, the Issuer, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1)	all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities, the Existing Senior Secured Notes, the Existing Senior Notes or Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2)	all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3)	any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4)	all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided , however, that Senior Indebtedness shall not include:

(a)	any obligation of such Person to the Issuer or any of its Subsidiaries;

(b)	any liability for federal, state, local or other taxes owed or owing by such Person;

(c)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e)	that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and SunGard as in effect on the Issue Date.

“Subordinated Indebtedness” means, with respect to the Notes,

(1)	any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2)	any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2)	any partnership, joint venture, limited liability company or similar entity of which

(x)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Existing 9 1/8% Notes and the Existing Senior Subordinated Notes, the granting of Liens on the Existing Senior Secured Notes, fundings under any Receivables Facility and borrowings under the Senior Credit Facilities as in effect on or since August 11, 2005.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of March 27, 2005 between Solar Capital Corp. and SunGard as amended from time to time prior to August 11, 2005.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to November 15, 2015; provided, however, that if the period from the Redemption Date to November 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-77bbbb).

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1)	any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2)	such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3)	each of:

(a)	the Subsidiary to be so designated; and

(b)	its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1)	the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2)	the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2)	the sum of all such payments.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF SENIOR SUBORDINATED NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to (a) prior to the consummation of the Acquisition, Solar Capital Corp. and not any of its Affiliates and (b) from and after the consummation of the Acquisition, SunGard Data Systems Inc. (“SunGard”) and its consolidated Subsidiaries, assuming completion of the Transaction; and (ii) the term “Issuer” refers only to (a) prior to the consummation of the Acquisition, Solar Capital Corp. and not any of its Affiliates and (b) from and after the consummation of the Acquisition, SunGard Data Systems Inc. and not any of its Subsidiaries.

The Issuer issued $1,000 million aggregate principal amount of 10 1/4% senior subordinated notes due 2015 (the “Senior Subordinated Notes”) in a registered exchange offer under an indenture dated August 11, 2005 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”) in exchange for $1,000 million aggregate principal amount of 10 1/4% senior subordinated notes due 2015 that were originally issued on August 11, 2005 in a private placement.

The following description is only a summary of material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Senior Subordinated Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary—Corporate Information.”

Brief Description of Senior Subordinated Notes

The Senior Subordinated Notes are:

•	unsecured senior subordinated obligations of the Issuer;

•	subordinated in right of payment to all existing and future Senior Indebtedness (including the Senior Credit Facilities, the Senior Secured Notes and the Senior Notes) of the Issuer;

•	effectively subordinated to all secured Indebtedness of the Issuer (including the Senior Credit Facilities and Senior Secured Notes);

•	senior in right of payment to any future Subordinated Indebtedness (as defined with respect to the Senior Subordinated Notes) of the Issuer; and

•	initially guaranteed on an unsecured senior subordinated basis by each Restricted Subsidiary that guarantees the Senior Credit Facilities.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, jointly and severally irrevocably and unconditionally guarantee, on an unsecured senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Senior Subordinated Notes, whether for payment of principal of or interest on or Additional Interest in respect of the Senior Subordinated Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Restricted Subsidiaries (other than as detailed below) guarantee the Senior Subordinated Notes. Each of the Guarantees of the Senior Subordinated Notes is a general unsecured obligation of each Guarantor, is subordinated in right of payment to all existing and future Senior Indebtedness of each such entity and is effectively subordinated to all secured Indebtedness of each such entity. The Senior Subordinated Notes are structurally subordinated to Indebtedness of Subsidiaries of the Issuer that do not Guarantee the Senior Subordinated Notes.

Not all of the Issuer’s Subsidiaries guarantee the Senior Subordinated Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of our Foreign Subsidiaries, broker-dealer subsidiaries, non-Wholly Owned Subsidiaries (subject to certain limited exceptions) or any Receivables Subsidiary guarantee the Senior Subordinated Notes. For the twelve months ended March 31, 2012, non-guarantor subsidiaries accounted for $1,904 million, or 43% of our total revenue and $416 million or 41% of our total EBITDA, respectively. In addition, as of March 31, 2012, the non-guarantor Subsidiaries held $3,269 million, or 28%, of our total assets, and approximately $1,165 million, or 12%, of our total liabilities.

The obligations of each Guarantor under its Guarantees will be limited as necessary to prevent the Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and the related guarantees of the notes, and, if that occurs, you may not receive any payments on the notes.”

A Guarantee by a Guarantor provides by its terms that it shall be automatically and unconditionally released and discharged upon:

(1)   (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(d) the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

Senior Indebtedness Versus the Senior Subordinated Notes

The payment of the principal of, premium, if any, and interest on the Senior Subordinated Notes and the payment of any Guarantee are subordinate in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities, the Senior Secured Notes and the Senior Notes.

The Senior Subordinated Notes are subordinated in right of payment to all of the Issuer’s and the Guarantor’s existing and future Senior Indebtedness and effectively subordinated to all of the Issuer’s and the Guarantor’s existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of March 31, 2012, SunGard had $5,391 million of Senior Indebtedness (of which $3,294 million was secured Indebtedness, consisting entirely of secured Indebtedness under the Senior Credit Facilities and the Senior Secured Notes (which have a face amount of $250 million, but are recorded at $243 million and were secured as of the Issue Date)). As of March 31, 2012, $200 million was outstanding under our Receivables Facility.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Senior Subordinated Notes

The Issuer maintains one or more paying agents for the Senior Subordinated Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Senior Subordinated Notes is the Trustee.

The Issuer also maintains a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Senior Subordinated Notes outstanding from time to time and makes payments on and facilitates transfer of Senior Subordinated Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Subordination of the Senior Subordinated Notes

Only Indebtedness of the Issuer or a Guarantor that is Senior Indebtedness will rank senior to the Senior Subordinated Notes and the Guarantees in accordance with the provisions of the Indenture. The Senior Subordinated Notes and Guarantees will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Issuer and the relevant Guarantor, respectively.

We agree in the Indenture that the Issuer and the Guarantors will not incur any Indebtedness that is subordinate or junior in right of payment to the Senior Indebtedness of such Person, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Neither the Issuer nor any Guarantor is permitted to pay principal of, premium, if any, or interest on the Senior Subordinated Notes (or pay any other obligations relating to the Senior Subordinated Notes, including Additional Interest, fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge” below and may not purchase, redeem or otherwise retire any Senior Subordinated Notes (collectively, “pay the notes”) (except in the form of Permitted Junior Securities) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Issuer is not paid in full in cash when due (after giving effect to any applicable grace period); or

(2) any other default on Designated Senior Indebtedness of the Issuer occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, the Issuer is permitted to pay the Senior Subordinated Notes if the Issuer and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) (a “Non-Payment Default”) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuer is not permitted to pay the Senior Subordinated Notes (except in the form of Permitted Junior Securities) for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Issuer) of written notice (a “Blockage Notice”) of such Non-Payment Default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Issuer from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Issuer and related Guarantors are permitted to resume paying the Senior Subordinated Notes after the end of such Payment Blockage Period. The Senior Subordinated Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Indebtedness of the Issuer (other than the holders of Indebtedness under the Senior Credit Facilities), a Representative of holders of Indebtedness under the Senior Credit Facilities may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Senior Subordinated Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

In connection with the Senior Subordinated Notes, in the event of any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer or its property:

(1) the holders of Senior Indebtedness of the Issuer will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the Senior Subordinated Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Issuer is paid in full in cash, any payment or distribution to which Holders of the Senior Subordinated Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Senior Subordinated Notes may receive Permitted Junior Securities; and

(3) if a distribution is made to Holders of the Senior Subordinated Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Senior Subordinated Notes are required to hold it in trust for the holders of Senior Indebtedness of the Issuer and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Issuer to pay interest or principal with respect to the Senior Subordinated Notes when due by their terms. If payment of the Senior Subordinated Notes is accelerated because of an Event of Default, the Issuer must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration. So long as there shall remain outstanding any Senior Indebtedness under the Senior Credit Facilities, a Blockage Notice may be given only by the administrative agent thereunder unless otherwise agreed to in writing by the requisite lenders named therein. If any Designated Senior Indebtedness of the Issuer is outstanding, neither the Issuer nor any Guarantor may pay the Senior Subordinated Notes until five Business Days after the Representatives of all the issuers of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Senior Subordinated Notes only if the Indenture otherwise permits payment at that time.

Each Guarantor’s obligations under its Guarantee are senior subordinated obligations of that Guarantor. As such, the rights of Holders to receive payment pursuant to such Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Issuer’s obligations under the Senior Subordinated Notes apply equally to the obligations of such Guarantor under its Guarantee.

A Holder by its acceptance of Senior Subordinated Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Issuer or a Guarantor who are holders of Senior Indebtedness of the Issuer or such Guarantor, as the case may be, may recover more, ratably, than the Holders of the Senior Subordinated Notes, and creditors who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of Government Securities held in trust by the Trustee for the payment of principal of and interest on the Senior Subordinated Notes pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge,” if the foregoing subordination provisions were not violated at the time the applicable amounts were deposited in trust pursuant to such provisions.

Transfer and Exchange

A Holder may transfer or exchange Senior Subordinated Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Subordinated Notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Senior Subordinated Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Senior Subordinated Note for a period of 15 days before a selection of Senior Subordinated Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $1,000 million of Senior Subordinated Notes. The Senior Subordinated Notes mature on August 15, 2015. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Senior Subordinated Notes from time to time after this offering under the Indenture (“Additional Senior Subordinated Notes”). The Senior Subordinated Notes offered by the Issuer and any Additional Senior Subordinated Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Subordinated Notes” for all purposes of the Indenture and this “Description of Senior Subordinated Notes” include any Additional Senior Subordinated Notes that are actually issued.

Interest on the Senior Subordinated Notes accrues at the rate of 10 1/4% per annum and is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006 to the Holders of Senior Subordinated Notes of record on the immediately preceding February 1 and August 1. Interest on the Senior Subordinated Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Senior Subordinated Notes is computed on the basis of a 360 day year comprised of twelve 30 day months.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Senior Subordinated Notes as described under the caption “Repurchase at the Option of Holders.” We may at any time and from time to time purchase Senior Subordinated Notes in the open market or otherwise.

Optional Redemption

The Issuer may redeem the Senior Subordinated Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice” at the redemption prices (expressed as percentages of principal amount of the Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on August 15 of each of the years indicated below:

Year	Percentage
2010	105.125%
2011	103.417%
2012	101.708%
2013 and thereafter	100.000%

Notice of any redemption upon any Equity Offering may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Trustee shall select the Senior Subordinated Notes to be purchased in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Senior Subordinated Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Subordinated Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Senior Subordinated Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Senior Subordinated Notes to the address of such Holder appearing in the security register with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Senior Subordinated Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Senior Subordinated Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Senior Subordinated Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Senior Subordinated Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Subordinated Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Senior Subordinated Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Senior Subordinated Notes and their election to require the Issuer to purchase such Senior Subordinated Notes, provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Senior Subordinated Notes, the principal amount of Senior Subordinated Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Subordinated Notes and its election to have such Senior Subordinated Notes purchased;

(7) that if the Issuer is redeeming less than all of the Senior Subordinated Notes, the Holders of the remaining Senior Subordinated Notes will be issued new Senior Subordinated Notes and such new Senior Subordinated Notes will be equal in principal amount to the unpurchased portion of the Senior Subordinated Notes surrendered. The unpurchased portion of the Senior Subordinated Notes must be equal to $2,000 or an integral multiple thereof; and

(8) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Senior Subordinated Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Senior Subordinated Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Subordinated Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Senior Subordinated Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Senior Subordinated Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and Senior Notes limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes as a result of a Change of Control. The Senior Secured Notes do not currently have any such limitations. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and the holders of the Senior Notes to permit the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of Senior Subordinated Notes under certain circumstances. The Senior Credit Facilities provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Senior Subordinated Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Senior Subordinated Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior Subordinated Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Senior Subordinated Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Senior Subordinated Notes may require the Issuer to make an offer to repurchase the Senior Subordinated Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Senior Subordinated Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Subordinated Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Subordinated Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under the Senior Indebtedness, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Senior Subordinated Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall equally and ratably reduce Obligations under the Senior Subordinated Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Senior Subordinated Notes to purchase their Senior Subordinated Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Subordinated Notes that would otherwise be prepaid, or

(c) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary,

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3) to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $100 million, the Issuer shall make an offer to all Holders of the Senior Subordinated Notes and, if required by the terms of any Indebtedness that is pari passu with the Senior Subordinated Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Senior Subordinated Notes and such Pari Passu Indebtedness that is an integral multiple of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $100 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Senior Subordinated Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Senior Subordinated Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Subordinated Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Senior Subordinated Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Senior Credit Facilities and Senior Notes limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes pursuant to this Asset Sales covenant. In the event the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and the holders of the Senior Notes to the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of the Senior Subordinated Notes under certain circumstances.

Selection and Notice

If the Issuer is redeeming less than all of the Senior Subordinated Notes issued by it at any time, the Trustee will select the Senior Subordinated Notes to be redeemed (a) if the Senior Subordinated Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Subordinated Notes are listed or (b) on a pro rata basis to the extent practicable.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Senior Subordinated Notes at such Holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Subordinated Notes or a satisfaction and discharge of the Indenture. If any Senior Subordinated Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Senior Subordinated Note in a principal amount equal to the unredeemed portion of the original Senior Subordinated Note in the name of the Holder upon cancellation of the original Senior Subordinated Note. Senior Subordinated Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Subordinated Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the date of the Issue Date (i) the Senior Subordinated Notes have Investment Grade Ratings from both Rating

Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Senior Subordinated Notes, the covenants specifically listed under the following captions in this “Description of Senior Subordinated Notes” section of this prospectus will no longer be applicable to the Senior Subordinated Notes:

(1) “Repurchase at the Option of Holders—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”; and

(8) “—Limitation on Layering.”

In addition, during any period of time that: (i) the Senior Subordinated Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the covenant described under “Repurchase at the Option of Holders—Change of Control” (the “Suspended Covenant”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenant under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Subordinated Notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Subordinated Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

There can be no assurance that the Senior Subordinated Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted

Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning July 1, 2005, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock

and (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $150 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Senior Subordinated Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25 million (which shall increase to $50 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50 million in any calendar year (which shall increase to $100 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)   (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of (x) $275 million or (y) 1.875% of Total Assets at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment used to fund the Transaction and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Senior Subordinated Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(16) the distribution, dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (16) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $5,750 million outstanding at any one time, less up to $1,000 million in the aggregate of mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from an Asset Sale or series of related Asset Sales that constitutes the sale, transfer, conveyance or other disposition of all or substantially all of a segment (as defined under GAAP) of the Issuer (other than any segment predominantly composed of assets acquired by the Issuer or its Restricted Subsidiaries subsequent to the Issue Date);

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by (a) the Senior Subordinated Notes (including any Guarantee) (other than any Additional Senior Subordinated Notes) and (b) the Senior Notes (including any guarantee thereof);

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

(a) such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)(a)); and

(b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Senior Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Senior Subordinated Notes of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred

Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $600 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Issuer or any Restricted Subsidiary, of the Issuer of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Subordinated Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Subordinated Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer, that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness outstanding under any Senior Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either

(i) such Indebtedness, Disqualified Stock or Preferred Stock:

(a) is not Secured Indebtedness and is Senior Subordinated Indebtedness or Subordinated Indebtedness with terms no less favorable to the Holders thereof than the subordination terms set forth in the Indenture as in effect on the Issue Date;

(b) is not incurred while a Default exists and no Default shall result therefrom;

(c) matures and does not require any payment of principal prior to the final maturity of the Senior Subordinated Notes (other than in a manner consistent with the terms of the Indenture); and

(d) in the case of clause (y), is not incurred in contemplation of such acquisition or merger; or

(ii) after giving effect to such acquisition or merger, either

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) 5% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $200 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (19) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (19));

(20) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

(21) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (21) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness ranking pari passu with or subordinated to the Senior Subordinated Notes or any related Guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Subordinated Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Subordinated Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Senior Subordinated Notes and the related Guarantees and (b) Liens securing Senior Indebtedness of the Issuer or any Guarantor.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Senior Subordinated Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Senior Subordinated Notes and the Registration Rights Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Senior Subordinated Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)   (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed 1% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transaction and the payment of all fees and expenses related to the Transaction, in each case as disclosed in this prospectus;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith; and

(14) investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)   (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation and the Senior Notes and the related indenture;

(b) the Indenture and the Senior Subordinated Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a) if the Senior Subordinated Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Senior Subordinated Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Senior Subordinated Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Subordinated Notes;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a) such Guarantee has been duly executed and authorized; and

(b) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Limitation on Layering

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

(1) equal in right of payment with the Senior Subordinated Notes or such Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be; or

(2) expressly subordinated in right of payment to the Senior Subordinated Notes or such Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Senior Subordinated Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Senior Subordinated Notes, in addition to providing such information to the Trustee and the Holders of the Senior Subordinated Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Senior Subordinated Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Senior Subordinated Notes, the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Subordinated Notes (whether or not prohibited by the subordination provisions of the Indenture);

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Senior Subordinated Notes (whether or not prohibited by the subordination provisions of the Indenture);

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Senior Subordinated Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Senior Subordinated Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Subordinated Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $100 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $100 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary; or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Senior Subordinated Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Subordinated Notes to be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of:

(1) acceleration of any such Indebtedness under the Senior Credit Facilities; or

(2) five Business Days after the giving of written notice of such acceleration to the Issuer and the administrative agent under the Senior Credit Facilities.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Subordinated Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Senior Subordinated Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Senior Subordinated Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Senior Subordinated Notes by notice to the Trustee may on behalf of the Holders of all of the Senior Subordinated Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Subordinated Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Subordinated Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Senior Subordinated Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Senior Subordinated Note may pursue any remedy with respect to the Indenture or the Senior Subordinated Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Senior Subordinated Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Senior Subordinated Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Senior Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Senior Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Subordinated Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies has any liability for any obligations of the Issuer or the Guarantors under the Senior Subordinated Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Senior Subordinated Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Subordinated Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Subordinated Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Senior Subordinated Notes and have the Issuer and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Senior Subordinated Notes to receive payments in respect of the principal of, premium, if any, and interest on the Senior Subordinated Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Senior Subordinated Notes concerning issuing temporary Senior Subordinated Notes, registration of such Senior Subordinated Notes, mutilated, destroyed, lost or stolen Senior Subordinated Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Subordinated Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Senior Subordinated Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Subordinated Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Subordinated Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Subordinated Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Subordinated Notes and the Issuer must specify whether such Senior Subordinated Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Senior Subordinated Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Senior Subordinated Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Senior Subordinated Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Notes or the indenture pursuant to which the Senior Notes were issued or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Subordinated Notes, when either:

(1) all Senior Subordinated Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Subordinated Notes which have been replaced or paid and Senior Subordinated Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a) all Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Senior Subordinated Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the Indenture or the Senior Subordinated Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the indenture governing the Senior Notes or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Subordinated Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Senior Subordinated Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Subordinated Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Subordinated Notes, and any existing Default or compliance with any provision of the Indenture or the Senior Subordinated Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Subordinated Notes, other than Senior Subordinated Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Subordinated Notes).

The Indenture provides that, without the consent of each affected Holder of Senior Subordinated Notes, an amendment or waiver may not, with respect to any Senior Subordinated Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Senior Subordinated Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Senior Subordinated Note or alter or waive the provisions with respect to the redemption of such Senior Subordinated Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Subordinated Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Senior Subordinated Notes, except a rescission of acceleration of the Senior Subordinated Notes by the Holders of at least a majority in aggregate principal amount of the Senior Subordinated Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Senior Subordinated Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Subordinated Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Senior Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Senior Subordinated Notes;

(9) make any change in the subordination provisions thereof that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Senior Subordinated Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Senior Subordinated Notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Senior Subordinated Notes of such series in addition to or in place of certificated Senior Subordinated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Senior Subordinated Notes to any provision of this “Description of Senior Subordinated Notes” to the extent that such provision in this “Description of Senior Subordinated Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Senior Subordinated Notes; or

(12) making any amendment to the provisions of the Indenture relating to the transfer and legending of Senior Subordinated Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Senior Subordinated Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Senior Subordinated Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Subordinated Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first- class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Subordinated Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Senior Subordinated Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Senior Subordinated Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Transaction Agreement.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Senior Subordinated Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Senior Subordinated Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Note at August 15, 2009 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Senior Note through August 15, 2009 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Senior Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $50 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures on assets;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2)   (a) euro, or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500 million in the case of U.S. banks and $100 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition and;

(11) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (v) any expense resulting from the discounting of the Senior Secured Notes in connection with the application of purchase accounting in connection with the Transaction, (w) any Additional Interest and any “additional interest” with respect to the Senior Notes, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to June 30, 2006), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

(12) accruals and reserves that are established within twelve months after the Issue Date that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Designated Senior Indebtedness” means:

(1) any Indebtedness outstanding under the Senior Credit Facilities; and

(2) any other Senior Indebtedness permitted under the Indenture, the principal amount of which is $50 million or more and that has been designated by the Issuer as “Designated Senior Indebtedness.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Subordinated Notes or the date the Senior Subordinated Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior

Subordinated Notes and the Credit Facilities and (ii) any amendment or other modification of the Senior Subordinated Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write offs or write downs, reducing Consolidated Net Income for such period ( provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken within 36 months after the Issue Date and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $100 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”;

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3) increased or decreased by (without duplication):

(a) any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable,

(b) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means, each Restricted Subsidiary that Guarantees the Senior Subordinated Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Subordinated Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, RBC Capital Markets Corporation and BNY Capital Markets, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Silver Lake Partners, Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Inc., Texas Pacific Group and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means August 11, 2005.

“Issuer“ has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $250 million (unless otherwise expressly stated).

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct parent) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the

Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitation on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Receivables Facility;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $15 million outstanding at any one time, in the aggregate; and

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof.

“Permitted Junior Securities” means:

(1) Equity Interests in the Issuer, any Guarantor or any direct or indirect parent of the Issuer; or

(2) unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Senior Subordinated Notes and the related Guarantees are subordinated to Senior Indebtedness under the Indenture;

provided that the term “Permitted Junior Securities” shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facilities is treated as part of the same class as the Senior Subordinated Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of the Issuer or the Guarantors outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (18) or (19) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to clause (18) extend only to the assets of Foreign Subsidiaries and Liens securing Indebtedness permitted to be incurred pursuant to clause (19) are solely on acquired property or the assets of the acquired entity, as the case may be;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $50 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Senior Subordinated Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Senior Subordinated Notes dated as of the Issue Date, among Solar Capital Corp., SunGard, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuer.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Credit Agreement entered into as of the Issue Date by and among SunGard Holdco LLC, the Issuer, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof ( provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or Senior Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided , however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness of their agent or representative (a) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (b) shall have receive a certificate from an officer of the Issuer to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture.

“Senior Notes” means the $1,600,000,000 aggregate principal amount of the Issuer’s 9 1/8% senior notes due 2013 issued on the Issue Date.

“Senior Subordinated Indebtedness” means:

(1) with respect to the Issuer, Indebtedness which ranks equal in right of payment to the Senior Subordinated Notes issued by the Issuer; and

(2) with respect to any Guarantor, Indebtedness which ranks equal in right of payment to the Guarantee of such entity of Senior Subordinated Notes.

“Senior Secured Notes” means the $250 million aggregate principal amount of 3.75% senior notes due 2009 and $250 million aggregate principal amount of 4.875% senior notes due 2014, each of SunGard and outstanding on the Issue Date.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and SunGard.

“Subordinated Indebtedness” means, with respect to the Senior Subordinated Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Senior Subordinated Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Subordinated Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Senior Notes and the Senior Subordinated Notes, the granting of Liens on the Senior Secured Notes, fundings under any Receivables Facility and borrowings under the Senior Credit Facilities as in effect on the Issue Date.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of March 27, 2005 between Solar Capital Corp. and SunGard as the same may be amended prior to the Issue Date.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to August 15, 2009;

provided, however, that if the period from the Redemption Date to August 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for the Issuer its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation,

in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL

INCOME AND ESTATE TAX CONSEQUENCES

The following is a summary of certain United States federal income and, in the case of Non-United States Holders (as defined below), estate tax consequences of the ownership of notes as of the date hereof.

Except where noted, this summary deals only with notes that are held as capital assets, and does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a United States Holder (as defined below) whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisors.

This summary does not represent a detailed description of the United States federal income and estate tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a United States Holder of notes.

Certain consequences to “Non-United States Holders” of notes, which are beneficial owners of notes (other than partnerships) who are not United States Holders, are described under “Consequences to Non-United States Holders” below.

“United States Holder” means a beneficial owner of a note that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Payments of Interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Market Discount

If you purchase a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of the payment or disposition.

In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Amortizable Bond Premium

If you purchase a note for an amount in excess of its stated redemption price at maturity, you will be considered to have purchased the note at a “premium”. You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note.

Sale, Exchange and Retirement of Notes

Your adjusted tax basis in a note will, in general, be your cost for that note, increased by any market discount that you previously included in income, and reduced by any amortized premium. Upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income) and the adjusted tax basis of the note. Except as described above with respect to market discount, that gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Consequences to Non-United States Holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a Non-United States Holder of notes.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special certification rules apply to Non-United States Holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to payment of principal or any gain that you realize on the sale, exchange, redemption, retirement or other disposition of a note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “—United States Federal

Withholding Tax” are satisfied) generally in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “—United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

United States Holders

In general, information reporting requirements will apply to certain payments of principal and interest paid on notes and to the proceeds of sale of a note paid to you (unless you are an exempt recipient). A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or a certification of exempt status, or if you fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

Non-United States Holders

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “Consequences to Non-United States Holders—United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale (including retirement or redemption) of our notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding or disposing the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase, holding and disposition of the notes.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions effected from time to time. Goldman, Sachs & Co. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

Private equity funds managed by Goldman, Sachs & Co. own approximately 11% of our common stock. See “Security Ownership of Certain Beneficial Owners.” Sanjeev K. Mehra, one of our directors, is a managing director of Goldman, Sachs & Co.’s Principal Investment Area and a member of its Investment Committee. Goldman, Sachs & Co. acted as an initial purchaser in connection with the original issuance and sale of the notes on August 11, 2005 and November 16, 2010 and received customary fees. In addition, Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., is a lender under our senior secured credit facilities. Goldman, Sachs & Co. or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business; and for which they have received customary fees and expenses.

We have been advised by Goldman, Sachs & Co. that, subject to applicable laws and regulations, they currently intend to make a market in the notes. However, Goldman, Sachs & Co. is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice.

Pursuant to registration rights agreements entered into between us and Goldman, Sachs & Co., we have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the notes and the related guarantees have been passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with three of the Sponsors: Blackstone, KKR and Silver Lake.

EXPERTS

The financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 included in this prospectus have been so included in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We have included or incorporated by reference copies of these documents as exhibits to our registration statement. We and our guarantor subsidiaries file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

So long as we and our guarantor subsidiaries are subject to the periodic reporting requirements of the Exchange Act, we and our guarantor subsidiaries are required to furnish the information required to be filed with the SEC to the trustee and the holders of the notes. We and our guarantor subsidiaries have agreed that, even if we and our guarantor subsidiaries are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us and our guarantor subsidiaries by Section 13 of the Exchange Act, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent accountants to the trustee and the holders of the notes as if we were subject to such periodic reporting requirements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management conducted an assessment of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (“COSO Framework”). Because of the material weakness described below related to the Company’s accounting for deferred income taxes, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2011, based on the criteria in the COSO Framework.

Management did not maintain effective controls over the Company’s accounting for deferred income taxes. Specifically, controls over the calculations of deferred income taxes did not operate effectively as of December 31, 2011 which, as a result, impacted the accuracy of the deferred income tax liability and income tax expense accounts. This control deficiency, caused principally by inadequate staffing and technical expertise in key positions related to accounting for deferred income taxes, resulted in the restatement of the Company’s quarterly financial information as of and for the three and nine months ended September 30, 2011 and adjustments to the Company’s consolidated financial statements for the year ended December 31, 2011. Additionally, this control deficiency could result in future misstatements of the deferred income tax liability and income tax expense accounts and related disclosures that could result in a material misstatement of the consolidated financial statements that would not be prevented or detected. Management has concluded that the identified control deficiency constitutes a material weakness.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their reports with respect to the Company which appears herein.

MANAGEMENT’S BACKGROUND AND REMEDIATION PLAN RELATED

TO INTERNAL CONTROL WEAKNESS

On January 24, 2012, the Company filed an amendment to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 to restate certain financial statement amounts related to deferred income taxes. Such amendment included the disclosure of a material weakness in the Company’s internal control over financial reporting relating to the full and timely execution of a control over the calculation of the Company’s deferred income tax liability related to a significant, non-recurring transaction, that is, the sale of its Higher Education business.

In connection with the preparation of the year-end tax provision and the December 31, 2011 assessment of the effectiveness of the Company’s internal control over financial reporting, management reviewed the status of the above described specific income tax control failure as well as its other controls related to its deferred income tax accounts and disclosures. Although the deficient control that gave rise to the material weakness noted at September 30, 2011 operated timely and correctly at December 31, 2011 with respect to the aforementioned significant, non-recurring transaction, management identified additional control failures related to deferred income taxes and other errors in the Company’s accounting for deferred income taxes. The discovery of these errors, some of which related to prior periods, did not require revision or restatement of any prior year financial statements. The effect of these errors has been discussed in the goodwill section of Note 1 to the Consolidated Financial Statements of the audited annual financial statements.

Management has determined that its processes and procedures over accounting for deferred income taxes are not adequate and sustainable for the Company’s size and complexity. As a result, the Company began implementing a number of steps to remediate the material weakness discussed above and improve its internal control over financial reporting related to accounting for deferred income taxes. Specifically, the Company is in the process of searching for additional qualified tax personnel and is: continuing to review all areas of the tax accounting process, including deferred income taxes; strengthening controls and improving the reporting tools and quality of data used in the analysis of deferred income tax accounts and related disclosures; and increasing the level of certain income tax review activities during the financial close process.

Management is committed to improving the Company’s internal control processes and has developed and presented to the Audit Committee a plan and timetable for the implementation of the remediation measures described above and is meeting frequently with the Committee to monitor the status of remediation activities. Management believes that the measures described above should remediate the material weakness identified and strengthen the Company’s internal control over financial reporting related to accounting for deferred income taxes. As the Company continues to evaluate and improve its internal control over financial reporting related to accounting for deferred income taxes, additional measures to remediate the material weakness or modifications to certain of the remediation procedures described above may be necessary. The Company expects to make progress each quarter and expects to achieve remediation of the material weakness when it completes its year end procedures in connection with filing the Company’s Annual Report on Form 10-K for 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of SunGard Data Systems Inc.:

In our opinion, the accompanying consolidated balance sheets and the related statements of comprehensive income, of changes in stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. and its subsidiaries (“the Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to deferred income tax accounting existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A of the Company’s Annual Report on Form 10-K. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 16, 2012 except for the effects of the revision as described in Note 15 for which the date is May 15, 2012.

SunGard Data Systems Inc.

Consolidated Balance Sheets

(In millions except share and per-share amounts)	December 31, 2010	December 31, 2011
Assets
Current:
Cash and cash equivalents	$771	$868
Trade receivables, net of allowance for doubtful accounts of $37 and $38	833	802
Earned but unbilled receivables	135	149
Prepaid expenses and other current assets	166	117
Clearing broker assets	230	213
Deferred income taxes	7	—
Assets held for sale	1,339	1,326

Total current assets	3,481	3,475
Property and equipment, less accumulated depreciation of $1,109 and $1,296	892	893
Software products, less accumulated amortization of $1,203 and $1,431	723	554
Customer base, less accumulated amortization of $1,049 and $1,269	1,806	1,580
Other intangible assets, less accumulated amortization of $23 and $22	187	144
Trade name, less accumulated amortization of $7 and $10	1,023	1,019
Goodwill	4,856	4,885

Total Assets	$12,968	$12,550

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$9	$10
Accounts payable	63	60
Accrued compensation and benefits	284	300
Accrued interest expense	103	92
Other accrued expenses	407	342
Clearing broker liabilities	210	179
Deferred revenue	887	862
Deferred income taxes	—	76
Liabilities related to assets held for sale	246	230

Total current liabilities	2,209	2,151
Long-term debt	8,046	7,819
Deferred income taxes	1,106	1,119

Total liabilities	11,361	11,089

Commitments and contingencies
Stockholder’s equity:
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding	—	—
Capital in excess of par value	3,773	3,793
Accumulated deficit	(2,137)	(2,286)
Accumulated other comprehensive income (loss)	(29)	(46)

Total stockholder’s equity	1,607	1,461

Total Liabilities and Stockholder’s Equity	$12,968	$12,550

The accompanying notes are an integral part of these consolidated financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Comprehensive Income

	Year ended December 31,
(In millions)	2009	2010	2011
Revenue:
Services	$4,405	$4,075	$4,114
License and resale fees	245	295	289

Total products and services	4,650	4,370	4,403
Reimbursed expenses	156	120	96

	4,806	4,490	4,499

Costs and expenses:
Cost of sales and direct operating	2,249	1,937	1,891
Sales, marketing and administration	992	1,042	1,095
Product development and maintenance	354	372	422
Depreciation and amortization	275	278	272
Amortization of acquisition-related intangible assets	496	451	438
Goodwill impairment charges	1,126	205	48

	5,492	4,285	4,166

Operating income (loss)	(686)	205	333
Interest income	7	2	3
Interest expense and amortization of deferred financing fees	(637)	(638)	(524)
Loss on extinguishment of debt	—	(58)	(3)
Other income (expense)	15	7	—

Income (loss) from continuing operations before income taxes	(1,301)	(482)	(191)
Benefit from (provision for) income taxes	116	68	118

Income (loss) from continuing operations	(1,185)	(414)	(73)
Income (loss) from discontinued operations, net of tax	67	(156)	(76)

Net income (loss)	(1,118)	(570)	(149)

Other Comprehensive income (loss):
Foreign currency translation	80	(41)	(26)
Less: foreign currency translation reclassified into income	—	109	—

Foreign currency translation, net	80	68	(26)

Unrealized gain (loss) on derivative instruments	(51)	(49)	(16)
Less: gain (loss) on derivatives reclassified into income	80	85	34
Less: income tax benefit (expense)	(11)	(12)	(9)

Net unrealized gain (loss) on derivative instruments, net of tax	18	24	9

Comprehensive income (loss)	$(1,020)	$(478)	$(166)

The accompanying notes are an integral part of these consolidated financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
(In millions)	2009	2010	2011
Cash flow from operations:
Net income (loss)	$(1,118)	$(570)	$(149)
Income (loss) from discontinued operations	67	(156)	(76)

Income (loss) from continuing operations	(1,185)	(414)	(73)
Reconciliation of income (loss) from continuing operations to cash flow from (used in) operations:
Depreciation and amortization	771	729	710
Goodwill impairment charge	1,126	205	48
Deferred income tax provision (benefit)	(157)	(84)	(158)
Stock compensation expense	31	29	33
Amortization of deferred financing costs and debt discount	42	43	40
Loss on extinguishment of debt	—	58	3
Other non-cash items	(14)	3	2
Accounts receivable and other current assets	(15)	22	73
Accounts payable and accrued expenses	(73)	30	(36)
Clearing broker assets and liabilities, net	(39)	18	(14)
Deferred revenue	62	(36)	(26)

Cash flow from (used in) continuing operations	549	603	602
Cash flow from (used in) discontinued operations	90	118	76

Cash flow from (used in) operations	639	721	678

Investment activities:
Cash paid for acquired businesses, net of cash acquired	(13)	(82)	(35)
Cash paid for property and equipment and software	(315)	(298)	(276)
Other investing activities	5	4	(4)

Cash provided by (used in) continuing operations	(323)	(376)	(315)
Cash provided by (used in) discontinued operations	(10)	116	(11)

Cash used in investment activities	(333)	(260)	(326)

Financing activities:
Cash received from borrowings, net of fees	202	1,633	1
Cash used to repay debt	(825)	(1,924)	(239)
Premium paid to retire debt	—	(41)	—
Other financing activities	(3)	(12)	(15)

Cash provided by (used in) continuing operations	(626)	(344)	(253)
Cash provided by (used in) discontinued operations	(2)	—	—

Cash provided by (used in) financing activities	(628)	(344)	(253)

Effect of exchange rate changes on cash	11	(3)	(4)

Increase (decrease) in cash and cash equivalents	(311)	114	95
Beginning cash and cash equivalents includes cash of discontinued operations: 2009, $12; 2010, $27; 2011, $7	975	664	778

Ending cash and cash equivalents includes cash of discontinued operations: 2009, $27; 2010, $7; 2011, $5	$664	$778	$873

The accompanying notes are an integral part of these consolidated financial statements.

SunGard Data Systems Inc.

Consolidated Statement of Changes in Stockholder’s Equity

	Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)
(In millions)	Number of Shares issued	Par Value	Capital in Excess of Par Value		Foreign Currency Translation	Net Unrealized Gain (Loss) on Derivative Instruments	Total
Balances at December 31, 2008	—	$—	$3,731	$(449)	$(159)	$(60)	$3,063
Net income (loss)	—	—	—	(1,118)	—	—	(1,118)
Foreign currency translation	—	—	—	—	80	—	80
Net unrealized gain on derivative instruments (net of tax provision of $11)	—	—	—	—	—	18	18
Stock compensation expense	—	—	33	—	—	—	33
Other	—	—	(9)	—	—	—	(9)

Balances at December 31, 2009	—	—	3,755	(1,567)	(79)	(42)	2,067
Net income (loss)	—	—	—	(570)	—	—	(570)
Foreign currency translation including the impact of the sale of a business of $109	—	—	—	—	68	—	68
Net unrealized gain on derivative instruments (net of tax provision of $12)	—	—	—	—	—	24	24
Stock compensation expense	—	—	31	—	—	—	31
Other	—	—	(13)	—	—	—	(13)

Balances at December 31, 2010	—	—	3,773	(2,137)	(11)	(18)	1,607
Net income (loss)	—	—	—	(149)	—	—	(149)
Foreign currency translation	—	—	—	—	(26)	—	(26)
Net unrealized gain on derivative instruments (net of tax provision of $9)	—	—	—	—	—	9	9
Stock compensation expense	—	—	35	—	—	—	35
Other	—	—	(15)	—	—	—	(15)

Balances at December 31, 2011	—	$—	$3,793	$(2,286)	$(37)	$(9)	$1,461

The accompanying notes are an integral part of these consolidated financial statements.

SunGard Data Systems Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies:

SunGard Data Systems Inc. (“SunGard”, or the “Company”) was acquired on August 11, 2005 (the “LBO”) in a leveraged buy-out by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake and TPG (collectively, the “Sponsors”).

SunGard is a wholly owned subsidiary of SunGard Holdco LLC, which is wholly owned by SunGard Holding Corp., which is wholly owned by SunGard Capital Corp. II (“SCCII”), which is a subsidiary of SunGard Capital Corp. (“SCC”). SCC and SCCII are collectively referred to as the “Parent Companies.” All four of these companies were formed in 2005 for the purpose of facilitating the LBO and are collectively referred to as the “Holding Companies.”

The Holding Companies have no other operations beyond those of their ownership of SunGard. SunGard is one of the world’s leading software and technology services companies and has three segments: Financial Systems (“FS”), Availability Services (“AS”) and Other, which is comprised of the Company’s Public Sector business (“PS”) and K-12 Education business. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

The presentation of certain prior year amounts has been revised to conform to the current year presentation.

Revenue Recognition

In the fourth quarter of 2010 the Company adopted, retrospective to the beginning of the year, the provisions of Accounting Standards Update No. 2009-13, Revenue Recognition—Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”) and Accounting Standards Update 2009-14, Software-Certain Revenue Arrangements that Include Software Elements (“ASU 2009-14”). ASU 2009-13 amended existing accounting guidance for revenue recognition for multiple-element arrangements by establishing a selling price hierarchy that allows for the best estimated selling price (“BESP”) to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither vendor specific objective evidence (“VSOE”) nor third-party evidence (“TPE”) is available for that deliverable. ASU 2009-14 modifies the scope of existing software guidance to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. In addition, ASU 2009-14 provides guidance on how a vendor should allocate arrangement consideration to non-software and software deliverables in an arrangement where the vendor sells tangible products containing software components that are essential in delivering the tangible product’s functionality. The impact of the adoption of ASU 2009-13 and ASU 2009-14 was not material to the results of operations for 2010.

The following criteria must be met in determining whether revenue may be recorded: persuasive evidence of a contract exists; services have been provided; the price is fixed or determinable; and collection is reasonably assured.

The Company generates revenue from the following sources: (1) services revenue, which includes revenue from processing services, software maintenance and support, software rentals, recovery and managed services, professional services and broker/dealer fees; and, (2) software license fees, which result from contracts that permit the customer to use a SunGard product at the customer’s site.

Services revenue is recorded as the services are provided based on the fair value of each element. Most AS services revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided. When recovering from an interruption, customers generally are contractually obligated to pay additional fees, which typically cover the incremental costs of supporting customers during recoveries. FS services revenue includes monthly fees, which may include a fixed minimum fee and/or variable fees based on a measure of volume or activity, such as the number of accounts, trades or transactions, users or the number of hours of service.

For fixed-fee professional services contracts, services revenue is recorded based upon proportional performance, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. Changes in the estimated costs or hours to complete the contract and losses, if any, are reflected in the period during which the change or loss becomes known.

License fees result from contracts that permit the customer to use a SunGard software product at the customer’s site. Generally, these contracts are multiple-element arrangements since they usually provide for professional services and ongoing software maintenance. In these instances, license fees are recognized upon the signing of the contract and delivery of the software if the license fee is fixed or determinable, collection is probable, and there is sufficient vendor specific evidence of the fair value of each undelivered element. When there are significant program modifications or customization, installation, systems integration or related services, the professional services and license revenue are combined and recorded based upon proportional performance, measured in the manner described above. Revenue is recorded when billed when customer payments are extended beyond normal billing terms, or at acceptance when there is significant acceptance, technology or service risk. Revenue also is recorded over the longest service period in those instances where the software is bundled together with post-delivery services and there is not sufficient evidence of the fair value of each undelivered service element.

With respect to software related multiple element arrangements, sufficient evidence of fair value is defined as VSOE. If there is no VSOE of the fair value of the delivered element (which is usually the software) but there is VSOE of the fair value of each of the undelivered elements (which are usually maintenance and professional services), then the residual method is used to determine the revenue for the delivered element. The revenue for each of the undelivered elements is set at the fair value of those elements using VSOE of the price paid when each of the undelivered elements is sold separately. The revenue remaining after allocation to the undelivered elements (i.e., the residual) is allocated to the delivered element.

VSOE supporting the fair value of maintenance is based on the optional renewal rates for each product and is typically 18% to 20% of the software license fee per year. VSOE supporting the fair value of professional services is based on the standard daily rates charged when those services are sold separately.

In some software related multiple-element arrangements, the maintenance or services rates are discounted. In these cases, a portion of the software license fee is deferred and recognized as the maintenance or services are performed based on VSOE of the services.

From time to time, the Company enters into arrangements with customers that purchase non-software related services at the same time, or within close proximity, of purchasing software (non-software multiple-

element arrangements). Each element within a non-software multiple-element arrangement is accounted for as a separate unit of accounting provided the following criteria are met: the delivered services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered services, delivery or performance of the undelivered service is considered probable and is substantially controlled by the Company. Where the criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

For non-software multiple-element arrangements, the Company allocates revenue to each element based on a selling price hierarchy at the arrangement inception. During 2009 the fair value of each undelivered element was determined using VSOE, and the residual method was used to assign a fair value to the delivered element if its VSOE was not available. Under the new rules for 2010 and 2011 described above, the selling price for each element is based upon the following selling price hierarchy: VSOE then TPE then BESP. The total arrangement consideration is allocated to each separate unit of accounting for each of the non-software deliverables using the relative selling prices of each unit based on this hierarchy. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions. Since under the new hierarchy a fair value for each element will be determinable, the residual method is no longer used.

To determine the selling price in non-software multiple-element arrangements, the Company establishes VSOE of the selling price using the price charged for a deliverable when sold separately. Where VSOE does not exist, TPE is established by evaluating similar competitor products or services in standalone arrangements with similarly situated customers. If the Company is unable to determine the selling price because VSOE or TPE doesn’t exist, it determines BESP for the purposes of allocating the arrangement by considering pricing practices, margin, competition and geographies in which it offers its products and services.

Unbilled receivables are created when services are performed or software is delivered and revenue is recognized in advance of billings. Deferred revenue is created when billing occurs in advance of performing services or when all revenue recognition criteria have not been met.

Cash and Cash Equivalents

Cash and cash equivalents consist of investments that are readily convertible into cash and have original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company sells a significant portion of its products and services to the financial services industry and could be affected by the overall condition of that industry. The Company believes that any credit risk associated with accounts receivable is substantially mitigated by the relatively large number of customer accounts and reasonably short collection terms. Accounts receivable are stated at estimated net realizable value, which approximates fair value. By policy, the Company places its available cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer.

Foreign Currency Translation

The functional currency of each of the Company’s foreign operations is generally the local currency of the country in which the operation is located. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period.

Increases and decreases in net assets resulting from currency translation are reflected in stockholder’s equity as a component of accumulated other comprehensive income (loss).

Legal Fees

Legal fees expected to be incurred defending the Company in connection with an asserted claim are accrued when they are probable of being incurred and can be reasonably estimated.

Property and Equipment

Property and equipment are recorded at cost and depreciated on the straight-line method over the estimated useful lives of the assets (three to eight years for equipment and ten to 40 years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter. Depreciation and amortization of property and equipment in continuing operations was $237 million in 2009, $232 million in 2010 and $221 million in 2011.

Software Products

Software development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements to existing products incurred before the establishment of technological feasibility. Recoverable costs incurred subsequent to technological feasibility of new products and enhancements to existing products as well as costs incurred to purchase or to create and implement internal-use software, which includes software coding, installation, testing and certain data conversions, and software obtained through business acquisitions are capitalized and amortized over the estimated useful lives of the related products, generally three to twelve years (average life is eight years), using the straight-line method or the ratio of current revenue to current and anticipated revenue from such software, whichever provides the greater amortization. Amortization of all software products of continuing operations, including software acquired in business acquisitions and software purchased for internal use, aggregated $269 million in 2009, $245 million in 2010 and $236 million in 2011. Software development expense of continuing operations was $180 million in 2010 and $201 million in 2011. Capitalized development costs of continuing operations were $11 million in 2010 and $10 million in 2011.

Purchase Accounting and Intangible Assets

Purchase accounting requires that all assets and liabilities be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. Identifiable intangible assets include customer base (which includes customer contracts and relationships), software and trade name. Goodwill represents the excess of cost over the fair value of net assets acquired.

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, the specific characteristics of the identified intangible assets, and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, technological developments, economic conditions and competition. In connection with our determination of fair values for the LBO and for other significant acquisitions, the Company engages independent appraisal firms to assist with the valuation of intangible (and certain tangible) assets acquired and certain assumed obligations.

Customer Base Intangible Assets

Customer base intangible assets represent customer contracts and relationships obtained as a result of the LBO and as part of acquired businesses and are amortized using the straight-line method over their estimated useful lives, ranging from three to 18 years (average life is 12 years). Amortization of all customer base intangible assets of continuing operations aggregated $253 million in 2009, $246 million in 2010 and $245 million in 2011.

Other Intangible Assets

Other intangible assets consist primarily of deferred financing costs incurred in connection with debt issued in the LBO and amendments to our debt and other financing transactions (see Note 5), noncompetition agreements, long-term accounts receivable, prepayments and long-term investments. Deferred financing costs are amortized over the term of the related debt. Noncompetition agreements are amortized using the straight-line method over their stated terms, ranging from two to five years.

Impairment Reviews for Long-Lived Assets

The Company periodically reviews carrying values and useful lives of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors that could indicate an impairment include significant underperformance of the asset as compared to historical or projected future operating results, or significant negative industry or economic trends. When the Company determines that the carrying value of an asset may not be recoverable, the related estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are compared to the carrying value of the asset. If the sum of the estimated future undiscounted cash flows is less than the carrying amount, an impairment charge is recorded based on the difference between the carrying value of the asset and its fair value, which the Company estimates based on discounted expected future cash flows. In determining whether an asset is impaired, the Company makes assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other relevant factors. If these estimates or their related assumptions change, impairment charges for these assets may be required.

Future Amortization of Acquisition-Related Intangible Assets

Based on amounts recorded at December 31, 2011, total expected amortization of all acquisition-related intangible assets in each of the years ended December 31 follows (in millions):

2012	$392
2013	338
2014	285
2015	228
2016	211

Trade Name

The trade name intangible asset primarily represents the fair value of the SunGard trade name at the LBO and is an indefinite-lived asset not subject to amortization. The Company performed its annual impairment test of the SunGard trade name in the third quarter and based on the results of this test, the fair value of the trade name exceeded its carrying value, resulting in no impairment of the trade name. As a result of the expected sale of the Higher Education business (“HE”), future cash flows which drive the value of the trade name were decreased, and the amount by which the estimated fair value of the trade name exceeded its carrying value was lower in the current year impairment test compared to prior years. A one-percent decrease in the assumed royalty rate or a one-percent increase in the discount rate assumption would have resulted in an impairment of the trade name asset. To the extent that additional businesses are divested in the future or there is a deterioration of projected future earnings in the business, the cash flows supporting the trade name will further decline and impairment charges may result.

Goodwill

Generally accepted accounting principles in the United States require the Company to perform a goodwill impairment test, a two-step test, annually and more frequently when negative conditions or a triggering event arise. The Company completes its annual goodwill impairment test as of July 1 for each of its 13 reporting units.

In step one, the estimated fair value of each reporting unit is compared to its carrying value. The Company estimated the fair values of each reporting unit by a combination of (i) estimation of the discounted cash flows of each of the reporting units based on projected earnings in the future (the income approach) and (ii) a comparative analysis of revenue and EBITDA multiples of public companies in similar markets (the market approach). If there is a deficiency (the estimated fair value of a reporting unit is less than its carrying value), a step two test is required. In step two, the amount of any goodwill impairment is measured by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of goodwill, with the resulting impairment reflected in operations. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination.

Estimating the fair value of a reporting unit requires various assumptions including projections of future cash flows, perpetual growth rates and discount rates that reflect the risks associated with achieving those cash flows. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves as well as industry and general economic data from third party sources. Discount rate assumptions are based on an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. For the most recent annual impairment test as of July 1, 2011, the discount rates and perpetual growth rates used were between 10% and 12% and 3% and 4%, respectively. Based on the results of the step one tests, the Company determined that the fair values of each of its reporting units exceeded carrying value and a step two test was not required for any of its 13 reporting units.

The Company has three reporting units, whose goodwill balances in the aggregate total $1.2 billion as of December 31, 2011, where the excess of the estimated fair value over the carrying value of the reporting unit was less than 15% of the carrying value as of the July 1, 2011 impairment test. A one percentage point decrease in the perpetual growth rate or a one percentage point increase in the discount rate would cause each of these reporting units to fail the step one test and require a step two analysis, and some or all of this goodwill could be impaired. Furthermore, if any of these units fail to achieve expected performance levels in the next twelve months or experience a downturn in the business below current expectations, goodwill could be impaired. The Company’s remaining 10 reporting units, whose goodwill balances in aggregate total $4.6 billion at December 31, 2011 each had estimated fair values which exceeded the carrying value of the reporting unit by at least 20% as of the July 1, 2011 impairment test. Two of the Company’s 13 reporting units, whose combined goodwill balance was $929 million and was included in assets held for sale as of December 31, 2011, were sold in connection with the HE sale in January 2012.

In 2009, the Company recorded an adjustment to the state income tax rate used to calculate the deferred income tax liabilities associated with the intangible assets at the LBO date which resulted in reductions to the deferred tax liability and goodwill balances of approximately $114 million. During 2011 the Company determined that the 2009 adjustment was incorrect and has reversed it, thereby increasing the deferred tax liability and goodwill balances each by approximately $100 million for continuing operations and $14 million for assets (liabilities) held for sale. As a result of this correction, the Company recorded a goodwill impairment charge of $48 million in continuing operations, of which $36 million related to the impairment charge in 2009 and $12 million related to the impairment charge in 2010, and recorded a $3 million goodwill impairment charge in discontinued operations that related to the 2010 impairment charge. In addition, the Company recorded an income tax benefit of $48 million, of which $35 million related to prior periods, reflecting the amortization of the deferred income tax liability which benefit would have been reflected in the statement of comprehensive income had the 2009 adjustment not been made. Had the Company recorded the goodwill impairment charges in the correct periods, the impairment charge for 2009 would have been $1.162 billion, and the impairment charge in 2010 would have been $217 million recorded in continuing operations. The Company has assessed the impact of correcting these errors in the current period and does not believe that these amounts are material to any prior period financial statements, nor is the correction of these errors material to the 2011 financial statements. As a result, the Company has not restated any prior period amounts.

Based on the results of the step one test for the July 1 annual impairment test for 2010, the Company determined that the carrying values of its PS reporting unit, its Public Sector United Kingdom (“PS UK”) reporting unit, which was sold in December 2010 and is included in discontinued operations, and its Higher Education Managed Services (“HE MS”) reporting units, which, along with the remainder of HE, was sold in January 2012 and is included in discontinued operations, were in excess of their respective fair values and a step two test was required for each of these reporting units. The primary driver for the decline in the fair value of each of the reporting units compared to the prior year is the reduction in the perpetual growth rate assumption used for each of these three reporting units, stemming from the recent disruption in the global financial markets, particularly the markets which these three reporting units serve. Furthermore, there was a decline in the cash flow projections for the PS and PS UK reporting units, compared to those used in the 2009 goodwill impairment test, as a result of decline in the overall outlook for these two reporting units. Additionally, the discount rate assumption used for the PS UK reporting unit was higher than the discount rate used in the 2009 impairment test.

A one percentage point increase in the perpetual growth rate or a one percentage point decrease in the discount rate would have resulted in the HE MS reporting unit having a fair value in excess of carrying value and a step two test would not have been required.

Prior to completing the step two tests, the Company first evaluated the long-lived assets, primarily the software, customer base and property and equipment, for impairment. In performing the impairment tests for long-lived assets, the Company estimated the undiscounted cash flows for the asset groups over the remaining useful lives of the reporting unit’s primary asset and compared that to the carrying value of the asset groups. There was no impairment of the long-lived assets.

In completing the step two tests to determine the implied fair value of goodwill and therefore the amount of impairment, the Company first determined the fair value of the tangible and intangible assets and liabilities. Based on the testing performed, the Company determined that the carrying value of goodwill exceeded its implied fair value for each of the three reporting units and recorded a goodwill impairment charge of $328 million, of which $205 million is now presented in continuing operations and $123 million in discontinued operations.

During 2009, based on an evaluation of year-end results and a reduction in the revenue growth outlook for the AS business, the Company concluded that AS had experienced a triggering event in its North American reporting unit (“AS NA”), one of two reporting units identified in the July 1, 2009 annual impairment test where the excess of the estimated fair value over the carrying value was less than 10%. As a result, the Company determined that the carrying value of AS NA was in excess of its fair value. In completing the step two test, we determined that the carrying value of AS NA’s goodwill exceeded its implied fair value by $1.126 billion and recorded a goodwill impairment charge for this amount.

The following table summarizes changes in goodwill by segment (in millions):

	Cost				Accumulated Impairment
	FS	AS	Other	Subtotal	AS	Other	Subtotal	Total
Balance at December 31, 2009	$3,457	$2,211	$535	$6,203	$(1,126)	$—	$(1,126)	$5,077
2010 acquisitions	24	1	—	25	—	—	—	25
Adjustments related to the LBO and prior year acquisitions	(2)	(1)	(1)	(4)	—	—	—	(4)
Impairment charges	—	—	—	—	—	(205)	(205)	(205)
Effect of foreign currency translation	(29)	(8)	—	(37)	—	—	—	(37)

Balance at December 31, 2010	3,450	2,203	534	6,187	(1,126)	(205)	(1,331)	4,856
2011 acquisitions	6	—	—	6	—	—	—	6
Adjustments related to the LBO and prior year acquisitions	42	38	11	91	—	—	—	91
Impairment charges	—	—	—	—	(36)	(12)	(48)	(48)
Effect of foreign currency translation	(18)	(2)	—	(20)	—	—	—	(20)

Balance at December 31, 2011	$3,480	$2,239	$545	$6,264	$(1,162)	$(217)	$(1,379)	$4,885

During 2011 the Company determined that a 2009 adjustment impacting goodwill and deferred income tax liability was incorrect and has reversed it, thereby increasing the goodwill and deferred tax liability balances associated with continuing operations each by approximately $100 million. The adjustment, which was not material to any prior period financial statements, is reflected in the “Adjustments related to the LBO and prior year acquisitions” line in 2011. See Goodwill discussion above.

Stock Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the appropriate service period. Fair value for stock options is computed using the Black-Scholes pricing model. Determining the fair value of stock-based awards requires considerable judgment, including estimating the expected term of stock options, expected volatility of the Company’s stock price, and the number of awards expected to be forfeited. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, the Company estimates the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on the consolidated financial results. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recognized. The Company’s ability to use the deferred tax asset is ultimately based on the actual value of the stock option upon exercise or restricted stock unit upon distribution. If the actual value is lower than the fair value determined on the date of grant, there could be an income tax expense for the portion of the deferred tax asset that cannot be used, which could have a material effect on the consolidated financial results.

Income Taxes

The Company recognizes deferred income tax assets and liabilities based upon the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted income tax rates in effect during the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances. Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the appropriate taxing authority has completed their examination even though the statute of limitations remains open, or the statute of limitation expires. Considerable judgment is required in assessing and estimating these amounts and differences between the actual outcome of these future tax consequences and estimates made could have a material effect on the consolidated financial results.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) revised the fair value measurement and disclosure requirements so that the requirements under GAAP and International Financial Reporting Standards (“IFRS”) are the same. The guidance clarifies the FASB’s intent about the application of existing fair value measurements and requires enhanced disclosures, most significantly related to unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. The guidance is effective prospectively during interim and annual periods beginning after December 15, 2011. The Company does not anticipate that this adoption will have a significant impact on its financial position or results of operations.

In June 2011, the FASB issued amended guidance relating to the presentation requirements of comprehensive income within an entity’s financial statements. Under the guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement or in two separate but consecutive statements. The amended guidance eliminates the previously available option of presenting the components of other comprehensive income as part of the statement of changes in equity. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The amendment is effective for fiscal years beginning after December 15, 2011 and will be applied retrospectively. In October 2011, the FASB announced that the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income will be deferred. Therefore, those requirements will not be effective for fiscal years and interim periods within those years beginning after December 31, 2011. The Company early adopted the single statement presentation option in 2011.

In September 2011, the FASB issued amended guidance that will simplify how entities test goodwill for impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test(s) become optional. The guidance is effective January 1, 2012 with early adoption permitted. The Company will adopt this guidance for the 2012 goodwill impairment test.

2. Acquisitions and Discontinued Operations:

Acquisitions

The Company seeks to acquire businesses that broaden its existing product lines and service offerings by adding complementary products and service offerings and by expanding its geographic reach. During 2011, the Company completed five acquisitions in its FS segment. Cash paid, subject to certain adjustments, was $35 million.

During 2010, the Company completed three acquisitions in its FS segment and one in its AS segment, and, in 2009, the Company completed three acquisitions in its FS segment.

At December 31, 2011, contingent purchase price obligations that depend upon the operating performance of certain acquired businesses were $7 million, of which $4 million is included in other accrued expenses.

Discontinued Operations

In December 2010, the Company sold its PS UK business. Also, as previously disclosed, the Company announced that SCC, SunGard, private equity firm Hellman & Friedman Capital Partners VI, L.P. (“Hellman & Friedman”) and certain of their respective affiliates had entered into an Agreement and Plan of Merger dated as of August 4, 2011, and that SunGard, SunGard Higher Education Inc. and certain affiliates of Hellman & Friedman had entered into an Asset Purchase Agreement dated as of August 4, 2011 (together, the “Transaction Agreements”) to sell SunGard’s HE business (excluding K-12). The transactions closed in January 2012. SunGard used the net cash proceeds (as defined in its senior secured credit agreement) of $1.222 billion, which is the gross transaction value of $1.775 billion less applicable taxes and fees, to repay a pro-rata portion of its outstanding term loans (see Note 5).

The results for the discontinued operations for the years ended December 31, 2009, 2010 and 2011 were as follows (in millions):

	Year ended December 31,
	2009	2010	2011
Revenue	$702	$683	$492
Operating income (loss), excluding goodwill impairment	111	102	98
Goodwill impairment charge	—	(123)	(3)

Operating income (loss)	111	(21)	95
Loss on sale of business	—	(94)	—

Income (loss) before income taxes	111	(115)	95
Benefit from (provision for) income taxes	(44)	(41)	(171)

Income (loss) from discontinued operations	$67	$(156)	$(76)

Included in 2009 was revenue and operating income related to HE of $526 million and $104 million, respectively. Included in 2010 was revenue and operating income related to HE of $503 million and $63 million, respectively. Also in 2010, the Company recorded $123 million of goodwill impairment charges, of which $91 million was related to PS UK and $32 million was related to HE MS and a loss on disposal of approximately $94 million which included the write-off of the currency translation adjustment (CTA) which is included as a separate component of equity. In 2011, the Company recorded $135 million of deferred tax expense related to the book-over-tax basis difference in a HE subsidiary. Also in 2011, the Company increased goodwill by $14 million and recorded a $3 million goodwill impairment charge (see Goodwill discussion in Note 1).

Assets held for sale and liabilities related to assets held for sale consisted of the following (in millions) at December 31, 2010 and 2011, respectively:

	December 31, 2010	December 31, 2011
Cash	$7	$5
Accounts receivable, less allowance for doubtful accounts of $4 and $7	62	51
Earned but unbilled receivables	32	37
Prepaid expenses and other current assets	11	10
Deferred income taxes	3	3
Property and equipment, less accumulated depreciation of $26 and $26	27	31
Software products, less accumulated amortization of $98 and $110	86	78
Customer base, less accumulated amortization of $110 and $121	193	182
Goodwill	918	929

Assets held for sale	$1,339	$1,326

Accounts payable	$1	$1
Accrued compensation and benefits	18	15
Other accrued expenses	15	12
Deferred revenue	110	106
Deferred income taxes	102	96

Liabilities related to assets held for sale	$246	$230

3. Clearing Broker Assets and Liabilities:

Clearing broker assets and liabilities are comprised of the following (in millions):

	December 31, 2010	December 31, 2011
Segregated customer cash and treasury bills	$57	$23
Securities borrowed	154	157
Receivables from customers and other	19	33

Clearing broker assets	$230	$213

Payables to customers	$19	$16
Securities loaned	137	145

Payable to brokers and dealers	54	18

Clearing broker liabilities	$210	$179

Segregated customer cash and treasury bills are held by the Company on behalf of customers. Securities borrowed and loaned are collateralized financing transactions which are cash deposits made to or received from other broker/dealers. Receivables from and payables to customers represent amounts due or payable on cash and margin transactions.

4. Property and Equipment:

Property and equipment consisted of the following (in millions):

	December 31, 2010	December 31, 2011
Computer and telecommunications equipment	$901	$993
Leasehold improvements	766	845
Office furniture and equipment	135	148
Buildings and improvements	136	138
Land	17	17
Construction in progress	46	48

	2,001	2,189
Accumulated depreciation and amortization	(1,109)	(1,296)

	$892	$893

5. Debt and Derivative Instruments:

Debt consisted of the following (in millions):

	December 31, 2010	December 31, 2011
Senior Secured Credit Facilities:
Secured revolving credit facility (A)	$—	$—
Tranche A, effective interest rate of 3.29% and 3.33% (A)	1,447	1,386
Tranche B, effective interest rate of 6.67% and 4.32% (A)	2,468	2,407
Incremental term loan at 6.75% and 3.78% (A)	479	479

Total Senior Secured Credit Facilities	4,394	4,272
Senior Notes due 2014 at 4.875%, net of discount of $12 and $8 (B)	238	242
Senior Notes due 2015 at 10.625%, net of discount of $4 and $3 (C)	496	497
Senior Notes due 2018 at 7.375% (C)	900	900
Senior Notes due 2020 at 7.625% (C)	700	700
Senior Subordinated Notes due 2015 at 10.25% (C)	1,000	1,000
Secured accounts receivable facility, at 3.76% and 3.79% (D)	313	200
Other, primarily acquisition purchase price and capital lease obligations	14	18

Total debt	8,055	7,829
Short-term borrowings and current portion of long-term debt	(9)	(10)

Long-term debt	$8,046	$7,819

As a result of the LBO, the Company is highly leveraged. SunGard was in compliance with all covenants at December 31, 2011. Below is a summary of our debt instruments.

(A) Senior Secured Credit Facilities

As of December 31, 2011, SunGard’s senior secured credit facilities (“Credit Agreement”) consist of (1) $1.39 billion of U.S. dollar-denominated tranche A term loans maturing on February 28, 2014, (2) $2.41 billion of U.S. dollar-denominated tranche B term loans maturing on February 28, 2016, (3) $479 million of U.S. dollar-denominated incremental term loans maturing on February 28, 2014 and (4) a $880 million, revolving credit facility terminating on May 11, 2013. As of December 31, 2011, $858 million was available for borrowing under the revolving credit facility after giving effect to $22 million of outstanding letters of credit.

During the third and fourth quarters of 2011, SunGard repaid in full its tranche A and tranche B pound sterling-denominated term loans totaling £78 million.

On March 2, 2012, SunGard amended its Credit Agreement to, among other things, extend the maturity date of approximately $908 million of tranche A and incremental term loans from February 28, 2014 to February 28, 2017, extend the maturity of the $880 million revolving credit facility from May 11, 2013 to November 29, 2016, and amend certain covenants and other provisions, in order to, among other things, permit the potential spin-off of AS.

On November 10, 2011, SunGard amended the Credit Agreement to modify the definition of consolidated EBITDA to allow for the inclusion of EBITDA generated by discontinued operations until such operations are actually sold for purposes of calculating compliance with certain financial covenants.

On March 11, 2011, SunGard amended the Credit Agreement to, among other things, obtain new revolving credit commitments of $300 million that increased SunGard’s aggregate revolving credit commitments by $50 million to approximately $880 million.

On January 31, 2011, SunGard amended the Credit Agreement to, among other things, (a) eliminate the LIBOR and Base Rate floors and (b) reduce the Eurocurrency interest rate spread to 3.50% from 3.75% and the base rate spread to 2.50% from 2.75% with no impact on maturity.

Borrowings under the Credit Agreement bear interest at a rate equal to an applicable margin plus, at SunGard’s option, either (a) a base rate that is the higher of: (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds rate plus one-half of 1% or (b) LIBOR based on the costs of funds for deposits in the currency of such borrowing for either 30, 60, 90 or 180 days. The applicable margin for borrowings under Credit Agreement may change subject to attaining certain leverage ratios. In addition to paying interest on outstanding principal under the Credit Agreement, the Company pays a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments. The commitment fee rate is currently 0.75% per annum and may change subject to attaining certain leverage ratios. As of December 31, 2011, the applicable interest rates under the Credit Agreement and the effective interest rates adjusted for swaps (if applicable) are as follows:

	Applicable interest rate	Effective rate adjusted for swaps
Revolving credit facility	3.55%	N/A
Tranche A	2.03%	3.33%
Tranche B	3.98%	4.32%
Incremental term loan	3.78%	N/A

All obligations under the Credit Agreement are fully and unconditionally guaranteed by SunGard Holdco LLC and by substantially all domestic, 100% owned subsidiaries, referred to, collectively, as Guarantors.

The Credit Agreement also requires SunGard to prepay outstanding term loans, subject to certain exceptions, with excess cash flow and proceeds from certain asset sales, casualty and condemnation events, other borrowings and certain financings under the Company’s secured accounts receivable facility. Any required payments would be applied pro rata to the term loan lenders and to installments of the term loans in direct order of maturity. Pursuant to the terms of the Credit Agreement, SunGard made the following mandatory prepayments:

•

In January 2012, the Company completed the sale of HE and used net cash proceeds (as defined in the Credit Agreement) of $1.22 billion to repay, on a pro-rata basis, outstanding term loans as follows (in millions):

	December 31, 2011	Less: Repayment on January 20, 2012	Remaining Balance
Senior Secured Credit Facilities:
Secured revolving credit facility	$—	$—	$—
Tranche A	1,386	(396)	990
Tranche B	2,407	(689)	1,718
Incremental term loan	479	(137)	342

Total Senior Secured Credit Facilities	$4,272	$(1,222)	$3,050

•

In December 2010, the Company sold its PS UK operation for gross proceeds of £88 million ($138 million). SunGard used net cash proceeds to repay $96 million of U.S. dollar-denominated term loans, $3 million of pound sterling-denominated term loans and $2 million of euro-denominated term loans. In addition, and concurrent with these mandatory prepayments, other available cash was used to voluntarily repay the remaining $164 million balance outstanding on the euro-denominated term loans.

SunGard is required to repay installments on the loans under the term loan facilities in quarterly principal amounts of 0.25% of their funded total principal amount through the maturity date for each class of term loans, at which time the remaining aggregate principal balance is due, subject to certain springing maturity provisions. However, as a result of loan prepayments, SunGard is no longer required to make quarterly principal payments on the tranche A, tranche B or incremental term loans.

The Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, SunGard’s (and most or all of its subsidiaries’) ability to incur additional debt or issue preferred stock, pay dividends and distributions on or repurchase capital stock, create liens on assets, enter into sale and leaseback transactions, repay subordinated indebtedness, make investments, loans or advances, make capital expenditures, engage in certain transactions with affiliates, amend certain material agreements, change its lines of business, sell assets and engage in mergers or consolidations. In addition, under the Credit Agreement, SunGard is required to satisfy certain total leverage and interest coverage ratios.

SunGard uses interest rate swap agreements to manage the amount of its floating rate debt in order to reduce its exposure to variable rate interest payments associated with the Credit Agreement. SunGard pays a stream of fixed interest payments for the term of the swap, and in return, receives variable interest payments based on the one-month LIBOR rate or three-month LIBOR rate, which was 0.295% and 0.581%, respectively, at December 31, 2011. The net receipt or payment from the interest rate swap agreements is included in interest expense. A summary of the Company’s interest rate swaps at December 31, 2011 follows (in millions):

Inception	Maturity	Notional Amount (in millions)	Interest rate paid	Interest rate received (LIBOR)
January/February 2009	February 2012	$1,200	1.78%	1-Month
February 2010	May 2013	500	1.99%	3-Month

Total / Weighted Average interest rate		$1,700	1.84%

The interest rate swaps are designated and qualify as cash flow hedges and are included at estimated fair value as an asset or a liability in the consolidated balance sheet based on a discounted cash flow model using applicable market swap rates and certain assumptions. For 2009, 2010 and 2011, the Company included unrealized after-tax gains of $18 million, $21 million, and $17 million, respectively, in Other Comprehensive Income (Loss) related to the change in market value of the swaps. The market value of the swaps recorded in Other Comprehensive Income (Loss) may be recognized in the statement of operations if certain terms of the Credit Agreement change or if the loan is extinguished. The fair values of the swap agreements at December 31, 2010 and 2011 are $38 million and $11 million, respectively and are included in other accrued expenses. The effects of the interest rate swaps are reflected in the effective interest rate for the Credit Agreement loans in the components of debt table above. The Company had no ineffectiveness related to its swap agreements. The Company expects to reclassify in the next twelve months approximately $10 million of expense related to the Company’s interest rate swaps from accumulated Other Comprehensive Income into earnings based on the borrowing rates at December 31, 2011.

(B) Senior Notes due 2014

On January 15, 2004, SunGard issued $500 million of senior unsecured notes, of which $250 million 3.75% notes were due and paid in full in January 2009 and $250 million 4.875% notes are due January 2014, which are subject to certain standard covenants. As a result of the LBO, these senior notes became collateralized on an equal and ratable basis with loans under the Credit Agreement and are guaranteed by all subsidiaries that guarantee the senior notes due 2015, 2018 and 2020 and senior subordinated notes due 2015. The senior notes due 2014 are recorded at $242 million as of December 31, 2011 reflecting the remaining unamortized discount caused by the LBO of $8 million that will continue to be amortized as interest expense over the remaining periods to maturity.

(C) Senior Notes due 2015, 2018 and 2020 and Senior Subordinated Notes due 2015

The senior notes due 2015, 2018 and 2020 are senior unsecured obligations that rank senior in right of payment to future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including the senior subordinated notes. The senior notes (i) rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, and (iii) are structurally subordinated to all obligations of each subsidiary that is not a guarantor of the senior notes. All obligations under the senior notes are fully and unconditionally guaranteed, subject to certain exceptions, by substantially all domestic, wholly owned subsidiaries of SunGard. In November 2010, SunGard issued $900 million of 7.375% senior notes due 2018 and $700 million of 7.625% senior notes due 2020 and used the proceeds and excess cash to retire the $1.6 billion 9.125% senior notes due 2013.

The senior subordinated notes due 2015 are unsecured senior subordinated obligations that are subordinated in right of payment to the existing and future senior debt, including the senior secured credit facilities, the senior notes due 2014 and the senior notes due 2015, 2018 and 2020. The senior subordinated notes (i) rank equally in right of payment to all future senior subordinated debt, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, (iii) are structurally subordinated to all obligations of each subsidiary that is not a guarantor of the senior subordinated notes, and (iv) rank senior in right of payment to all future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior subordinated notes.

The senior notes due 2015, 2018 and 2020 and senior subordinated notes due 2015 are redeemable in whole or in part, at SunGard’s option, at any time at varying redemption prices that generally include premiums, which are defined in the applicable indentures. In addition, upon a change of control, SunGard is required to make an offer to redeem all of the senior notes and senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indentures governing the senior notes due 2015, 2018 and 2020 and senior subordinated notes due 2015 contain a number of covenants that restrict, subject to certain exceptions, SunGard’s ability and the ability of its restricted subsidiaries to incur additional debt or issue certain preferred shares, pay dividends on or make other distributions in respect of its capital stock or make other restricted payments, make certain investments, enter into certain types of transactions with affiliates, create liens securing certain debt without securing the senior notes due 2015, 2018 and 2020 or senior subordinated notes due 2015, as applicable, sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and designate its subsidiaries as unrestricted subsidiaries.

On February 21, 2012, SunGard announced its intention to redeem all of its outstanding 10.625% senior notes due 2015 under the Indenture dated as of September 29, 2008 (as amended or supplemented from time to time, the “2015 Indenture”) among SunGard, the guarantors named therein, and The Bank of New York Mellon, as trustee. SunGard expects to redeem the 2015 senior notes on April 2, 2012 at a redemption price equal to 105.313% of the aggregate principal amount plus accrued and unpaid interest to the redemption date, pursuant to Section 3.07(d) of the 2015 Indenture.

(D) Secured Accounts Receivable Facility

In March 2009, SunGard entered into a syndicated three-year secured accounts receivable facility. The facility limit was $317 million, which consisted of a term loan commitment of $181 million and a revolving commitment of $136 million. Advances may be borrowed and repaid under the revolving commitment with no impact on the facility limit. The term loan commitment may be repaid at any time at SunGard’s option, but will result in a permanent reduction in the facility limit. On September 30, 2010, SunGard entered into an Amended and Restated Credit and Security Agreement related to its receivables facility. Among other things, the amendment (a) increased the borrowing capacity under the facility from $317 million to $350 million, (b) increased the term loan component to $200 million from $181 million, (c) extended the maturity date to September 30, 2014, (d) removed the 3% LIBOR floor and set the interest rate to one-month LIBOR plus 3.5%, which at December 31, 2011 was 3.79%, and (e) amended certain terms.

In connection with the sale of the Company’s HE business, the participating HE subsidiaries were removed from the receivables facility, effective as of October 3, 2011. As a result, the combined total amount available for borrowing under the receivables facility was reduced from $350 million to $290 million.

At December 31, 2011, $200 million was drawn against the term loan commitment and none was drawn against the revolving commitment. At December 31, 2011, $572 million of accounts receivables secured the borrowings under the receivables facility.

SunGard is subject to a fee on the unused portion of 0.75% per annum. The receivables facility contains certain covenants and SunGard is required to satisfy and maintain specified facility performance ratios, financial ratios and other financial condition tests.

Future Maturities

At December 31, 2011, the contractual future maturities of debt and the future maturities of debt reflecting the impact of the $1.22 billion debt repayment made on January 20, 2012, the March 2012 extension of the maturity date of $908 million of term loans to 2017, and the early redemption of the 10.625% senior notes due 2015 (collectively, the “Debt Transactions”) are as follows (in millions):

	Contractual		Reflecting the Debt Transactions
thru 12/31
2012	$10		$507	(2)
2013	52		7
2014	2,313	(1)	865	(1)
2015	1,522	(2)	1,000
2016	2,331		1,719
Thereafter	1,601		2,509

(1)	Included are debt discounts of $8 million.
(2)	Included are debt discounts of $3 million.

6. Fair Value Measurements:

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2011 (in millions):

	Fair Value Measures Using			Total
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents—money market funds	$351	$—	$—	$351

Liabilities
Interest rate swap agreements and other	$—	$15	$—	$15

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2010 (in millions):

	Fair Value Measures Using			Total
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents—money market funds	$210	$—	$—	$210
Clearing broker assets—treasury bills	2	—	—	2

	$212	$—	$—	$212

Liabilities
Interest rate swap agreements and other	$—	$34	$—	$34

A Level 1 fair value measure is based upon quoted prices in active markets for identical assets or liabilities. A Level 2 fair value measure is based upon quoted prices for similar assets and liabilities in active markets or inputs that are observable. A Level 3 fair value measure is based upon inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

Cash and cash equivalents – money market funds and Clearing broker assets – U.S. treasury bills are recognized and measured at fair value in the Company’s financial statements. Fair values of the interest rate swap agreements are calculated using a discounted cash flow model using observable applicable market swap rates and assumptions and are compared to market valuations obtained from brokers.

During 2009, the Company recorded impairment charges on certain of its FS customer base and software assets of $18 million and $17 million, respectively, as a result of changes to the cash flow projections of the applicable businesses. These non-recurring fair value measures are classified as Level 3 in the fair value hierarchy and were valued using discounted cash flow models. The valuation inputs included estimates of future cash flows, expectations about possible variations in the amount and timing of cash flows and discount rates based on the risk-adjusted cost of capital.

The following table summarizes assets and liabilities measured at fair value on a non-recurring basis at December 31, 2010 (in millions):

	Fair Value Measures Using			Excluding 2011 impairment adjustment	Including 2011 impairment adjustment
	Level 1	Level 2	Level 3	Total Gains (Losses)	Total Gains (Losses)
Assets
Goodwill	$—	$—	$560	$(328)	$(340)

The following table summarizes assets and liabilities measured at fair value on a non-recurring basis at December 31, 2009 (in millions):

	Fair Value Measures Using			Excluding 2011 impairment adjustment	Including 2011 impairment adjustment
	Level 1	Level 2	Level 3	Total Gains (Losses)	Total Gains (Losses)
Assets
Goodwill	$—	$—	$928	$(1,126)	$(1,162)

The fair value of goodwill is categorized in Level 3, fair value measurement using significant unobservable inputs, and is estimated by a combination of discounted cash flows based on (i) projected earnings in the future (the income approach) and (ii) a comparative analysis of revenue and EBITDA multiples of public companies in similar markets (the market approach). This requires the use of various assumptions including projections of future cash flows, perpetual growth rates and discount rates. Goodwill with a carrying value of $888 million was written down to fair value of $560 million and a $328 million impairment loss was recognized, of which $205 million is reflected in continuing operations and $123 million is reflected in discontinued operations as discussed further in Notes 1 and 2. If the Company had not recorded the incorrect adjustment to reduce goodwill and deferred income tax liabilities in 2009, the carrying value in 2010 of goodwill related to the units that incurred the goodwill impairment would have been $12 million higher, resulting in an incremental $12 million impairment charge in 2010. The incremental goodwill impairment charge was recorded in 2011.

Goodwill with a carrying value of $2,054 million was written down to fair value of $928 million and a $1,126 million impairment loss was recognized, which is reflected in continuing operations for the year ended December 31, 2009 as discussed further in Note 1. If the Company had not recorded the incorrect adjustment to reduce goodwill and deferred income tax liabilities in 2009, the carrying value in 2009 of goodwill related to the unit that incurred the goodwill impairment would have been $36 million higher, resulting in an incremental $36 million impairment charge in 2009. The incremental goodwill impairment charge was recorded in 2011.

Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of financial instruments (in millions):

	December 31, 2010		December 31, 2011
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Floating rate debt	$4,707	$4,644	$4,472	$4,372
Fixed rate debt	3,348	3,432	3,357	3,454

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments. The derivative financial instruments are carried at fair value. The fair value of SunGard’s floating rate and fixed rate long-term debt is primarily based on market rates.

7. Stock Option and Award Plans and Stock-Based Compensation:

The SunGard 2005 Management Incentive Plan (“Plan”) as amended from time to time was established to provide long-term equity incentives. The Plan authorizes the issuance of equity subject to awards made under the Plan for up to 70 million shares of Class A common stock and 7 million shares of Class L common stock of SCC and 2.5 million shares of preferred stock of SCCII.

Under the Plan, awards of time-based and performance-based options have been granted to purchase “Units” in the Parent Companies. Each “Unit” consists of 1.3 shares of Class A common stock and 0.1444 shares of Class L common stock of SCC and 0.05 shares of preferred stock of SCCII. The shares comprising a Unit are in the same proportion as the shares issued to all stockholders of the Parent Companies. Options on Units cannot be separately exercised for the individual classes of stock. Beginning in 2007, hybrid equity awards generally were granted under the Plan, which awards are composed of restricted stock units (“RSUs”) for Units in the Parent Companies and options to purchase Class A common stock in SCC. Currently, equity awards are granted for RSUs. All awards under the Plan are granted at fair market value on the date of grant.

Time-based options granted prior to May 2011 vest over five years as follows: 25% one year after date of grant, and 1/48th of the remaining balance each month thereafter for 48 months. Time-based RSUs granted prior to May 2011 vest over five years as follows: 10% one year after date of grant, and 1/48th of the remaining balance each month thereafter for 48 months. Time-based options and RSUs granted in May 2011 or later vest over four years as follows: 28% one year after date of grant, and 2% each month thereafter for 36 months. Performance-based options and RSUs are earned upon the attainment of certain annual or cumulative earnings goals based on Internal EBITA (defined as operating income before amortization of acquisition-related intangible assets, stock compensation expense and certain other items) targets for the Company during a specified performance period. For awards granted prior to May 2011, the performance period was generally five years. For awards granted in 2011 (but after May 2011), the performance period is 18 months. Time-based and performance-based options can partially or fully vest upon a change of control and certain other termination events, subject to certain conditions, and expire ten years from the date of grant. Once vested, time-based and performance-based RSUs become payable in shares upon the first to occur of a change of control, separation from service without cause, or the date that is five years (ten years for modified performance-based RSUs) after the date of grant.

During the third quarter of 2009, the Company amended the terms of unvested performance awards granted prior to 2009 by (i) reducing performance targets for 2009 and 2010 to budgeted Internal EBITA, (ii) reducing the number of shares that are earned at the reduced targets, (iii) delaying vesting of earned shares, and, (iv) in the case of certain RSUs, increasing the length of time for distribution, or release, of vested awards. Excluding the 15 senior executive management award holders at that time, all 290 award holders participated in the amendments. During the fourth quarter of 2009, senior executive management’s performance awards were amended consistent with non-senior executive awards and in addition were amended to modify or add, as applicable, vesting on return-on-equity basis terms. All amended equity awards were revalued at the modification dates at the respective fair market value. There was no expense recognized as a result of the modifications.

During the second quarter of 2010, the Company amended the terms of all unvested performance awards outstanding with performance periods after 2010 by reducing the performance targets for those periods to the budgeted Internal EBITA for the applicable year. All 280 award holders participated in the amendments, and there was no expense recognized as a result of the modification.

The total fair value of options that vested for 2009, 2010 and 2011 was $24 million, $18 million and $8 million, respectively. The total fair value of RSUs that vested for the years 2009, 2010 and 2011 was $10 million, $13 million and $22 million, respectively. At December 31, 2010 and 2011, approximately 0.8 million and 1.6 million RSUs, respectively, were vested.

The fair value of option Units granted in each year using the Black-Scholes pricing model and related assumptions follow:

	Year ended December 31,
	2009	2010	2011
Weighted-average fair value on date of grant	$7.64	$7.37	$9.76
Assumptions used to calculate fair value:
Volatility	43%	36%	43%
Risk-free interest rate	2.1%	1.9%	1.6%
Expected term	5.0 years	5.0 years	5.0 years
Dividends	zero	zero	zero

The fair value of Class A options granted in each year using the Black-Scholes pricing model and related assumptions follow:

	Year ended December 31,
	2009	2010
Weighted-average fair value on date of grant	$0.28	$0.23
Assumptions used to calculate fair value:
Volatility	81%	156%
Risk-free interest rate	2.3%	2.1%
Expected term	5.0 years	5.0 years
Dividends	zero	zero

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Since the Company is not publicly traded, the Company utilizes equity valuations based on (a) stock market valuations of public companies in comparable businesses, (b) recent transactions involving comparable companies and (c) any other factors deemed relevant. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected term of stock options granted is derived from historical experience and expectations and represents the period of time that stock options granted are expected to be outstanding. The requisite service period is generally four or five years from the date of grant.

For 2009, 2010 and 2011, the Company included non-cash stock compensation expense of $31 million, $29 million and $33 million, respectively, in sales, marketing and administration expenses (in continuing operations). In each of 2009, 2010 and 2011, the Company included non-cash stock compensation expense of $2 million in income (loss) from discontinued operations. At December 31, 2011, there is approximately $4 million and $61 million, respectively, of unearned non-cash stock-based compensation related to time-based options and RSUs that the Company expects to record as expense over a weighted average of 1.5 and 3.8 years, respectively. In addition, at December 31, 2011, there is approximately $7 million and $41 million, respectively, of unearned non-cash stock-based compensation related to performance-based options and RSUs that the Company could record as expense over a weighted average of 2.1 and 2.8 years, respectively, depending on the level of achievement of financial performance goals. Included in the performance award amounts above are approximately 270,000 option Units ($1.5 million), 224,000 class A options ($0.3 million) and 112,000 RSUs ($2.2 million) that were earned during 2009 and 2010, but that will vest monthly during 2012 and 2013. For time-based options and RSUs, compensation expense is recorded on a straight-line basis over the requisite service period of four or five years. For performance-based options and RSUs, recognition of compensation expense starts when the achievement of financial performance goals becomes probable and is recorded over the remaining service period.

The following table summarizes option/RSU activity:

	Units
	Options (in millions)	Weighted- Average Price	RSUs (in millions)	Weighted- Average Price	Class A Options (in millions)	Weighted- Average Price
Outstanding at December 31, 2008	31.8	$16.24	3.7	$23.07	9.4	$2.47
Granted	0.4	19.00	1.5	19.10	3.7	0.42
Exercised / released	(1.7)	10.56	—		—
Canceled	(2.5)	18.14	(0.2)	23.36	(0.6)	2.50

Outstanding at December 31, 2009	28.0	16.46	5.0	21.87	12.5	1.86
Granted	0.2	21.32	2.3	21.23	2.0	0.25
Exercised / released	(0.7)	11.94	(0.1)	22.86	—
Canceled	(1.3)	18.09	(0.8)	22.16	(2.1)	1.97

Outstanding at December 31, 2010	26.2	16.54	6.4	21.59	12.4	1.58
Granted	0.2	24.74	2.4	24.40	—
Exercised / released	(2.0)	10.39	(0.3)	21.92	—
Canceled	(4.2)	18.05	(0.9)	21.41	(2.4)	1.48

Outstanding at December 31, 2011	20.2	16.93	7.6	22.50	10.0	1.60

Included in the table above are 2.8 million option Units (weighted-average exercise price of $18.54), 1.0 million RSUs (weighted-average price of $21.82) and 1.9 million Class A options (weighted-average exercise price of $1.93) that have not vested and for which the performance period has ended. These options and RSUs may be canceled in the future.

Shares available for grant under the 2005 plan at December 31, 2011 were approximately 18.8 million shares of Class A common stock and 2.4 million shares of Class L common stock of SCC and 0.9 million shares of preferred stock of SCCII.

The total intrinsic value of options exercised during the years 2009, 2010 and 2011 was $16 million, $7 million and $25 million, respectively.

Cash proceeds received by SCC, including proceeds received by SCCII, from exercise of stock options was $5 million, $1 million and $0.3 million in 2009, 2010 and 2011, respectively. Cash proceeds received by SCCII from exercise of stock options was $1 million in 2009, $0.4 million in 2010 and $0.08 million in 2011. Cash proceeds received by SCC, including proceeds received by SCCII, from purchases of stock were $6 million in 2011. Cash proceeds received by SCCII from purchases of stock were $3 million in 2011.

The tax benefit from options exercised during 2009, 2010 and 2011 was $6 million, $2 million and $9 million, respectively. The tax benefit from release of RSUs during 2009, 2010 and 2011 was $0.1 million, $0.8 million and $2 million, respectively. The tax benefit is realized by SCC since SCC files as a consolidated group which includes SCCII and SunGard.

The following table summarizes information as of December 31, 2011 concerning options for Units and Class A shares that have vested and that are expected to vest in the future:

	Vested and Expected to Vest			Exercisable
Exercise Price	Number of Options Outstanding (in millions)	Weighted-average Remaining Life (years)	Aggregate Intrinsic Value (in millions)	Number of Options (in millions)	Weighted-average Remaining Life (years)	Aggregate Intrinsic Value (in millions)
Units
$ 4.50	2.14	2.0	$35	2.14	2.0	$35
18.00-24.51	13.97	4.0	34	13.20	3.8	33

Class A Shares
0.21 - 0.44	3.01	8.0	—	1.32	7.9	—
1.4148	0.57	6.9	—	0.37	6.9	—
2.22 - 3.06	3.29	6.2	—	2.51	6.2	—

8. Savings Plans:

The Company and its subsidiaries maintain savings and other defined contribution plans. Certain of these plans generally provide that employee contributions are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company’s contributions to 4% of the employee’s compensation. Total expense for continuing operations under these plans aggregated $51 million in 2009, $56 million in 2010 and $63 million in 2011.

9. Income Taxes:

The continuing operations provision (benefit) for income taxes for 2009, 2010 and 2011 consisted of the following (in millions):

	2009	2010	2011
Current:
Federal	$(18)	$(41)	$(26)
State	8	3	4
Foreign	51	53	62

	41	15	40

Deferred:
Federal	(131)	(63)	(103)
State	3	(8)	(39)
Foreign	(29)	(12)	(16)

	(157)	(83)	(158)

	$(116)	$(68)	$(118)

Income (loss) from continuing operations before income taxes for 2009, 2010 and 2011 consisted of the following (in millions):

	2009	2010	2011
U.S. operations	$(1,352)	$(641)	$(341)
Foreign operations	51	159	150

	$(1,301)	$(482)	$(191)

Differences between income tax expense (benefit) at the U.S. federal statutory income tax rate and the Company’s continuing operations effective income tax rate for 2009, 2010 and 2011 were as follows (in millions):

	2009	2010	2011
Tax at federal statutory rate	$(455)	$(169)	$(67)
State income taxes, net of federal benefit	9	3	(6)
Foreign taxes, net of U.S. foreign tax credit(1)	(12)	(6)	(20)
Tax rate changes	(1)	(13)	(31	)(2)
Nondeductible goodwill impairment charge	343	68	17
Nondeductible expenses	3	5	6
Change in tax positions	(1)	—	(1)
Research and development credit	(1)	(2)	(3)
U.S. income taxes on non-U.S. unremitted earnings	3	45	(11)
Other, net	(4)	1	(2)

	$(116)	$(68)	$(118)

Effective income tax rate	9%	14%	62%

(1)	Includes favorable adjustments in 2009 and 2011 of $12 million and $4 million, respectively, related to foreign tax credits not previously recognized. Also includes $5 million, $6 million and $8 million in 2009, 2010 and 2011, respectively, related to benefits of a temporary reduction in statutory tax rates. These temporary tax rates will expire between 2012 and 2024.

(2)	During 2011, the Company determined that a 2009 adjustment was incorrect and reversed it, thereby increasing the deferred tax liability and goodwill balances. The Company recorded an income tax benefit of $35 million reflecting the amortization of the deferred income tax liability which benefit would have been reflected in the statement of comprehensive income had the 2009 adjustment not been made (see goodwill discussion in Note 1).

Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. Deferred income tax assets and liabilities at December 31, 2010 and 2011 consisted of the following (in millions):

	December 31, 2010	December 31, 2011
Current:
Accounts receivable	$12	$14
Accrued expenses, net	7	9
Tax credit carryforwards	—	55
Outside basis difference	—	(135)

Total current deferred income tax asset (liability)	19	(57)
Valuation allowance	(7)	(14)

Net current deferred income tax asset (liability)	12	(71)
Less: amounts classified as held for sale	(5)	(5)

Net current deferred income tax asset (liability) – continuing operations	$7	$(76)

Long-term:
Property and equipment	$29	$7
Intangible assets	(1,319)	(1,302)
Net operating loss carry-forwards	111	111
Tax credit carryforwards	25	—
Stock compensation	50	60
U.S. income taxes on non-U.S. unremitted earnings	(52)	(40)
Other, net	10	(2)

Total long-term deferred income tax liability	(1,146)	(1,166)
Valuation allowance	(63)	(52)

Net long-term deferred income tax liability	(1,209)	(1,218)
Less: amounts classified as held for sale	103	99

Net long-term deferred income tax liability – continuing operations	$(1,106)	$(1,119)

The deferred income tax assets and liabilities include amounts classified as held for sale on the face of the financial statements.

The Company recorded a $135 million deferred tax liability as of December 31, 2011 related to the book-over-tax basis difference in a Higher Education subsidiary. The deferred tax provision is reflected in discontinued operations.

As of December 31, 2011 the gross net operating loss carryforwards, totaling $890 million, are primarily U.S. state of $579 million, U.S. federal of $124 million and foreign of $187 million. These tax loss carryforwards expire between 2012 and 2031 and utilization is limited in certain jurisdictions. Foreign losses of $22 million are subject to a separate return limitation. The tax benefit of the net operating loss carryforwards of $111 million consists of U.S. state of $19 million, U.S. federal of $44 million and foreign of $48 million. The Company recorded the benefit of net operating loss carryforwards of $7 million, $10 million and $9 million in 2009, 2010 and 2011, respectively. The valuation allowance for deferred tax assets of $70 million and $66 million as of December 31, 2010 and 2011, respectively, relate principally to the uncertainty of the utilization of certain tax loss carryforwards in various jurisdictions.

Foreign tax credit carryforwards of $25 million and $30 million generated in 2010 and 2011, respectively, can be carried forward up to 10 years and expire in 2020 and 2021.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in millions):

	2009	2010	2011
Balance at beginning of year	$38	$38	$37
Additions for tax positions of prior years	2	17	1
Reductions for tax positions of prior years	(4)	(4)	(1)
Additions for tax positions of current year	5	4	2
Settlements for tax positions of prior years	(3)	(18)	(17)

Balance at end of year	$38	$37	$22

As of December 31, 2011 the Company had unrecognized tax benefits of approximately $22 million which if recognized would affect the effective tax rate. Included in the balance of unrecognized tax benefits at December 31, 2011 is approximately $2 million (net of state benefit) of accrued interest and penalties. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Tax years after 2006 remain open for audit by the Internal Revenue Service. In addition, tax years after 2003 remain open for audit by various state, local and foreign jurisdictions. The Company anticipates that it is reasonably possible that between $0 and $17 million of unrecognized tax benefits may be resolved within the next 12 months.

During the fourth quarter of 2010, the Company determined that it could no longer conclude that the earnings of all its foreign subsidiaries could be expected to be permanently reinvested outside the U.S. The recognition of U.S. income tax is required when earnings of the foreign subsidiaries are no longer considered permanently reinvested outside the U.S. As of December 31, 2010 and 2011, the Company provided a deferred income tax liability of approximately $52 million and $40 million, respectively for non-U.S. withholding and U.S. income taxes associated with the future repatriation of earnings for certain non-U.S. subsidiaries.

10. Segment Information:

The Company has three segments: FS, AS and Other. FS primarily serves financial services companies through a broad range of complementary software solutions that process their investment and trading transactions. The principal purpose of most of these systems is to automate the many detailed processes associated with trading securities, managing investment portfolios and accounting for investment assets.

AS helps its customers maintain access to the information and computer systems they need to run their businesses by providing them with cost-effective resources to keep their IT systems reliable and secure. AS offers a complete range of availability services, including recovery services, managed services, consulting services and business continuity management software.

Other primarily provides software and processing solutions designed to meet the specialized needs of local, state and federal governments, public safety and justice agencies, public schools, utilities, non-profits and other public sector institutions.

The Company evaluates the performance of its segments based on operating results before interest, income taxes, goodwill impairment, amortization of acquisition-related intangible assets, stock compensation and certain other costs. The operating results for each segment follow (in millions):

2009	FS	AS	Other	Total Operating Segments	Corporate and Other Items		Consolidated Total
Revenue	$3,068	$1,517	$221	$4,806	$—		$4,806
Depreciation and amortization	77	192	6	275	—		275
Operating income (loss)	618	380	60	1,058	(1,744	)(1)	(686)
Cash paid for property and equipment and software	82	222	11	315	—		315

2010	FS	AS	Other	Total Operating Segments	Corporate and Other Items		Consolidated Total
Revenue	$2,807	$1,469	$214	$4,490	$—		$4,490
Depreciation and amortization	82	190	6	278	—		278
Operating income (loss)	622	326	57	1,005	(800	)(1)	205
Total assets	8,830	5,957	852	15,639	(2,671	)(2)	12,968
Cash paid for property and equipment and software	93	196	8	297	1		298

2011	FS		AS		Other	Total Operating Segments	Corporate and Other Items		Consolidated Total
Revenue	$2,835		$1,461		$203	$4,499	$—		$4,499
Depreciation and amortization	83		180		8	271	1		272
Operating income (loss)	600	(3)	321	(3)	57	978	(645	)(1)(3)	333
Total assets	8,685		3,793		776	13,254	(704	)(2)	12,550
Cash paid for property and equipment and software	89		178		5	272	4		276

(1)	Includes goodwill impairments; stock compensation expense; management fees paid to the Sponsors; certain other costs; amortization of acquisition-related intangible assets; and corporate administrative expenses of $57 million, $71 million and $96 million in the years ended December 31, 2009, 2010 and 2011, respectively.

(2)	Includes items that are eliminated in consolidation, deferred income taxes and the assets of the Company’s discontinued operations of $1,339 million in 2010 and $1,326 million in 2011.

(3)	Includes $41 million, $9 million and $16 million of severance and executive transition costs in FS, AS and corporate, respectively. Also, includes $3 million and $1 million of lease exit costs in FS and AS, respectively. At December 31, 2011, the Company had accrued severance of $39 million which it expects to pay in 2012, the majority of which by the end of the second quarter.

Amortization of acquisition-related intangible assets by segment follows (in millions):

	FS		AS	Other	Total Operating Segments	Corporate	Consolidated Total
2009	$303	(1)	$170	$21	$494	$2	$496
2010	259		171	20	450	1	451
2011	246	(2)	172	19	437	1	438

(1)	Includes approximately $35 million of impairment charges related to software and customer base.

(2)	Includes approximately $7 million of impairment charges related to software and customer base.

The FS segment is organized to align with customer-facing business areas. FS revenue by business area follows (in millions):

	2010	2011
Capital Markets	$670	$730
Global Trading	659	567
Asset Management	362	388
Wealth Management	389	367
Banking	203	229
Corporate Liquidity	175	190
Insurance	175	175
Other	174	189

Total Financial Systems	$2,807	$2,835

The Company’s revenue by customer location follows (in millions):

	Year ended December 31,
	2009	2010	2011
United States	$3,358	$2,991	$2,828

International:
United Kingdom	410	452	451
Continental Europe	591	581	685
Asia/Pacific	181	244	263
Canada	147	165	173
Other	119	57	99

	1,448	1,499	1,671

	$4,806	$4,490	$4,499

The Company’s property and equipment by geographic location follows (in millions):

	December 31, 2010	December 31, 2011
United States	$586	$593
International:
United Kingdom	179	169
Continental Europe	62	59
Canada	40	38
Asia/Pacific	22	31
Other	3	3

	$892	$893

11. Related Party Transactions:

SunGard is required to pay management fees to affiliates of the Sponsors in connection with management consulting services provided to SunGard and the Parent Companies. These services include financial, managerial and operational advice and implementation strategies for improving the operating, marketing and financial performance of SunGard and its subsidiaries. The management fees are equal to 1% of quarterly Adjusted EBITDA, defined as earnings before interest, taxes, depreciation and amortization and goodwill impairment, further adjusted to exclude unusual items and other adjustments as defined in the management agreement, and are payable quarterly in arrears. In addition, these affiliates of the Sponsors may be entitled to additional fees in connection with certain financing, acquisition, disposition and change in control transactions. For the years ended December 31, 2009, 2010 and 2011, SunGard recorded $14 million, $16 million and $12 million, respectively, relating to management fees in sales, marketing and administration expenses in the statement of comprehensive income, of which $6 million and $4 million, respectively, is included in other accrued expenses at December 31, 2010 and 2011, respectively. In addition, for the years ended December 31, 2009, 2010 and 2011, SunGard recorded $1 million, $2 million and $1 million, respectively, relating to management fees in income (loss) from discontinued operations in the statement of comprehensive income.

In connection with the sale of HE, the Sponsors are entitled to a management fee of $17.8 million which will be paid in the first quarter of 2012.

One of the Company’s Sponsors, Goldman Sachs & Co. and/or its respective affiliates, served as a joint book-running manager in connection with SunGard’s 2010 debt offering of $900 million Senior Notes due 2018 and $700 million Senior Notes due 2020. In connection with serving in such capacity, Goldman Sachs & Co. was paid $10 million for customary fees and expenses.

12. Commitments, Contingencies and Guarantees:

The Company leases a substantial portion of its computer equipment and facilities under operating leases. The Company’s leases are generally non-cancelable or cancelable only upon payment of cancellation fees. All lease payments are based on the passage of time, but include, in some cases, payments for insurance, maintenance and property taxes. There are no bargain purchase options on operating leases at favorable terms, but most facility leases have one or more renewal options and have either fixed or Consumer Price Index escalation clauses. Certain facility leases include an annual escalation for increases in utilities and property taxes. In addition, certain facility leases are subject to restoration clauses, whereby the facility may need to be restored to its original condition upon termination of the lease. There were $30 million of restoration liabilities included in accrued expenses at December 31, 2011.

Future minimum rentals under operating leases with initial or remaining non-cancelable lease terms in excess of one year for continuing operations at December 31, 2011 follow (in millions):

2012	$190
2013	165
2014	145
2015	124
2016	110
Thereafter	391

$1,125

Rent expense from continuing operations aggregated $238 million in 2009, $233 million in 2010 and $234 million in 2011. At December 31, 2011, the Company had $37 million of outstanding letters of credit and bid bonds issued primarily as security for performance under certain customer contracts.

In the event that the management agreement described in Note 13 is terminated by the Sponsors (or their affiliates) or SunGard and its Parent Companies, the Sponsors (or their affiliates) will receive a lump sum payment equal to the present value of the annual management fees that would have been payable for the remainder of the term of the management agreement. The initial term of the management agreement is ten years, and it extends annually for one year unless the Sponsors (or their affiliates) or SunGard and its Parent Companies provide notice to the other. The initial ten year term expires August 11, 2015.

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings are expected to have a material impact on the Company’s business or financial results. The Company’s customer contracts generally include typical indemnification of customers, primarily for intellectual property infringement claims. Liabilities in connection with such obligations have not been material.

The Company has had patent infringement lawsuits filed against it or certain of its customers claiming that certain of its products infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or limitations on the Company’s ability to offer certain features, functionalities, products, or services, and may also cause the Company to change its business practices, and require development of non-infringing products or technologies, which could result in a loss of revenues and otherwise harm the Company’s business. Also, certain agreements with previously owned businesses of the Company require indemnification to the new owners for certain matters as part of the sale of those businesses.

The Company evaluates, on a regular basis, developments in its legal matters. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. At December 31, 2011, the Company has not accrued for any outstanding patent infringement or indemnification matters, except for legal fees that it expects to incur in order to defend itself against any asserted claims.

In its outstanding legal matters in which it has not made an accrual, but for which it is reasonably possible that a loss may occur, the Company is unable to estimate a range of loss for such matters due to various reasons, including, among others: (1) that the proceedings are in early stages, (2) that there is uncertainty as to the outcome of pending appeals, motions, or settlements, (3) that there are significant factual issues to be resolved, and (4) that there are novel legal issues presented. Such legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond the Company’s control. Based on current knowledge, the Company believes that the final outcome of the matters discussed above, will not, individually or in the aggregate, have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. While the Company intends to vigorously defend these matters, in light of the uncertainties involved in such matters, there exists the possibility of adverse outcomes, and the final outcome of a particular matter could have a material adverse effect on results of operations or cash flows in a particular period.

13. Quarterly Financial Data (unaudited):

	First Quarter	Second Quarter	Third Quarter		Fourth Quarter
2010
Revenue	$1,080	$1,122	$1,079		$1,209
Gross profit(1)	575	635	605		738
Income (loss) before income taxes	(110)	(43)	(287	)(2)	(42)
Income (loss) from continuing operations	(67)	(33)	(261	)(2)	(53)
Income (loss) from discontinued operations	13	12	(117	)(3)	(64	)(4)
Net income (loss)	(54)	(21)	(378	)(2)(3)	(117	)(4)
2011
Revenue	$1,086	$1,133	$1,110		$1,170
Gross profit(1)	593	657	633		725
Income (loss) before income taxes	(89)	(51)	(68)		17	(6)
Income (loss) from continuing operations	(78)	(31)	(41)		77	(6)
Income (loss) from discontinued operations	55	(42)	(106	)(5)	17
Net income (loss)	(23)	(73)	(147	)(5)	94	(6)

(1)	Gross profit equals revenue less cost of sales and direct operating expenses.

(2)	Includes a pre-tax goodwill impairment charge of $205 million.

(3)	Includes a pre-tax goodwill impairment charge of $123 million.

(4)	Includes a pre-tax loss on sale of the discontinued operation of $94 million.

(5)	Includes a $133 million deferred income tax expense related to the book-over-tax basis difference of a HE subsidiary that was classified as discontinued operations.

(6)	Includes a $48 million goodwill impairment charge related to the correction in 2011 of an incorrect adjustment in 2009 to reduce goodwill and deferred income tax liabilities (see Notes 1 and 6).

14. Supplemental Cash Flow Information:

Supplemental cash flow information for 2009, 2010 and 2011 follows (in millions):

	Year ended December 31,
	2009	2010	2011
Supplemental information:
Interest paid	$607	$639	$496

Income taxes paid, net of refunds of $6 million, $64 million and $58 million, respectively	$137	$43	$37

Acquired businesses:
Property and equipment	$—	$5	$1
Software products	10	21	21
Customer base	5	27	12
Goodwill	2	25	6
Other intangible assets	—	8	—
Deferred income taxes	(1)	(5)	(5)
Purchase price obligations and debt assumed	(1)	(2)	(1)
Net current liabilities assumed	(2)	3	1

Cash paid for acquired businesses, net of cash acquired of $1 and $10 and $4 million, respectively	$13	$82	$35

15. Supplemental Guarantor Condensed Consolidating Financial Statements:

SunGard’s senior unsecured notes are jointly and severally, fully and unconditionally guaranteed on a senior unsecured basis and the senior subordinated notes are jointly and severally, fully and unconditionally guaranteed on an unsecured senior subordinated basis, in each case, subject to certain exceptions, by substantially all wholly owned, domestic subsidiaries of SunGard (collectively, the “Guarantors”). Each of the Guarantors is 100% owned, directly or indirectly, by SunGard. None of the other subsidiaries of SunGard, either direct or indirect, nor any of the Holding Companies, guarantee the senior notes and senior subordinated notes (“Non-Guarantors”). The Guarantors and SunGard Holdco LLC also unconditionally guarantee the senior secured credit facilities, described in Note 5. The Guarantors are subject to release under certain circumstances as described below.

The indentures evidencing the guarantees provide for a Guarantor to be automatically and unconditionally released and discharged from its guarantee obligations in certain circumstances, including upon the earliest to occur of:

•	The sale, exchange or transfer of the subsidiary’s capital stock or all or substantially all of its assets;

•	Designation of the Guarantor as an “unrestricted subsidiary” for purposes of the indenture covenants;

•	Release or discharge of the Guarantor’s guarantee of certain other indebtedness; or

•	Legal defeasance or covenant defeasance of the indenture obligations when provision has been made for them to be fully satisfied.

The following tables present the financial position, results of operations and cash flows of SunGard (referred to as “Parent Company” for purposes of this note only), the Guarantor subsidiaries, the Non-Guarantor subsidiaries and Eliminations as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011 to arrive at the information for SunGard on a consolidated basis. SCC and SCCII are neither parties to nor guarantors of the debt issued as described in Note 5.

Supplemental Condensed Consolidating Balance Sheet

	December 31, 2010
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$179	$4	$588	$—	$771
Intercompany balances	(6,865)	6,028	837	—	—
Trade receivables, net	2	617	349	—	968
Prepaid expenses, taxes and other current assets	2,544	72	307	(2,520)	403
Assets held for sale	—	1,327	20	(8)	1,339

Total current assets	(4,140)	8,048	2,101	(2,528)	3,481
Property and equipment, net	—	576	316	—	892
Intangible assets, net	150	3,050	539	—	3,739
Goodwill	—	3,739	1,117	—	4,856
Intercompany balances	(4)	—	4	—	—
Investment in subsidiaries	13,562	2,444	—	(16,006)	—

Total Assets	$9,568	$17,857	$4,077	$(18,534)	$12,968

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$—	$2	$7	$—	$9
Accounts payable and other current liabilities	203	3,343	928	(2,520)	1,954
Liabilities related to assets held for sale	—	235	11	—	246

Total current liabilities	203	3,580	946	(2,520)	2,209
Long-term debt	7,607	2	437	—	8,046
Intercompany debt	(195)	65	249	(119)	—
Deferred income taxes	346	648	112	—	1,106

Total liabilities	7,961	4,295	1,744	(2,639)	11,361

Total stockholder’s equity	1,607	13,562	2,333	(15,895)	1,607

Total Liabilities and Stockholder’s Equity	$9,568	$17,857	$4,077	$(18,534)	$12,968

Supplemental Condensed Consolidating Balance Sheet

	December 31, 2011
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$529	$(15)	$354	$—	$868
Intercompany balances	(5,247)	4,516	731	—	—
Trade receivables, net	2	603	346	—	951
Prepaid expenses, taxes and other current assets	1,461	54	271	(1,456)	330
Assets held for sale	—	1,315	13	(2)	1,326

Total current assets	(3,255)	6,473	1,715	(1,458)	3,475
Property and equipment, net	—	588	305	—	893
Intangible assets, net	120	2,701	476	—	3,297
Goodwill	—	3,784	1,101	—	4,885
Intercompany balances	250	1	(251)	—	—
Investment in subsidiaries	12,673	2,253	—	(14,926)	—

Total Assets	$9,788	$15,800	$3,346	$(16,384)	$12,550

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$—	$3	$7	$—	$10
Accounts payable and other current liabilities	296	2,170	901	(1,456)	1,911
Liabilities related to assets held for sale	—	219	11	—	230

Total current liabilities	296	2,392	919	(1,456)	2,151
Long-term debt	7,612	2	205	—	7,819
Intercompany debt	82	19	16	(117)	—
Deferred income taxes	337	714	68	—	1,119

Total liabilities	8,327	3,127	1,208	(1,573)	11,089

Total stockholder’s equity	1,461	12,673	2,138	(14,811)	1,461

Total Liabilities and Stockholder’s Equity	$9,788	$15,800	$3,346	$(16,384)	$12,550

During the first quarter of 2012, the Company determined that it had incorrectly accounted for intercompany dividend income and the related eliminations presented in the Supplemental Condensed Consolidating Schedules of Operations in the Company’s Form 10-K for the periods ended December 31, 2009, 2010 and 2011. The Company determined that the incorrect presentation resulted in an understatement of income (or overstatement of loss) from continuing operations and net income (loss) for both the Non-Guarantor subsidiaries and the Guarantor subsidiaries. It was further determined that cash flows from operations and cash flows from investment activities for Parent (SunGard), Guarantor subsidiaries and Non-Guarantor subsidiaries were each affected between operating and investing. The Company also identified a misclassification of expense between Guarantor subsidiaries and Non-Guarantor subsidiaries in 2010 totaling $91 million. In addition, the Company also determined that it had incorrectly recorded intercompany transactions between certain Guarantor and Non-Guarantor subsidiaries as a component of net interest income (expense) resulting in an understatement of operating expenses for the Guarantor subsidiaries and an understatement of revenues for the Non-Guarantor subsidiaries. These errors had no impact on the consolidated financial statements of SunGard or any debt covenants and had no impact on the ability of SunGard’s subsidiaries to dividend cash to SunGard for debt service requirements. The Company assessed the materiality of these items on previously issued annual and interim financial statements in accordance with SEC Staff Accounting Bulletin No. 99, and concluded that the errors were not material to the consolidated financial statements.

The following is a summary of the impacts of the errors on each of the statements that were included in the annual report on Form 10-K for the period ended December 31, 2011 (n/c = no change). There was no impact to the Supplemental Condensed Consolidating Balance Sheet for any period.

Supplemental Condensed Consolidating Schedule of Operations

	Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
(in millions)	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Year ended December 31, 2009
Revenue	n/c	n/c	$1,981	$2,089	$(103)	$(211)
Operating income (loss)	$(640)	$(748)	52	160	—	—
Other income	39	71	(87)	10	808	679
Income (loss) from continuing operations before income taxes	(714)	(682)	28	125	808	679
Income (loss) from continuing operations	(777)	(745)	(31)	66	808	679
Net income (loss)	(710)	(678)	(26)	71	736	607

Year ended December 31, 2010
Revenue	$3,148	$2,985	$1,505	$1,885	$(163)	$(380)
Operating income (loss)	582	111	(267)	204	—	—
Other income	(12)	80	(267)	3	213	(149)
Income (loss) from continuing operations before income taxes	188	189	(197)	164	213	(149)
Income (loss) from continuing operations	71	72	(284)	77	213	(149)
Net income (loss)	(85)	(84)	(470)	(109)	555	193

Year ended December 31, 2011
Revenue	n/c	n/c	$1,513	$1,935	$—	$(422)
Operating income (loss)	$659	$237	(193)	229	—	—
Other income	(791)	122	(1,895)	(7)	2,354	(447)
Income (loss) from continuing operations before income taxes	(555)	358	(1,697)	191	2,354	(447)
Income (loss) from continuing operations	(588)	325	(1,766)	122	2,354	(447)
Net income (loss)	(529)	384	(1,767)	121	2,296	(505)

Supplemental Condensed Consolidating Schedule of Cash Flows

	Parent Company		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
(in millions)	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Year ended December 31, 2009
Cash Flow from Operations:
Net income (loss)	n/c	n/c	$(710)	$(678)	$(26)	$71	$736	$607
Income (loss) from continuing operations	n/c	n/c	(777)	(745)	(31)	66	808	679
Non-cash adjustments	$845	$813	1,614	1,517	n/c	n/c	(808)	(679)

Cash flow from (used in) continuing operations	(649)	(681)	734	669	464	561	n/c	n/c
Cash flow from (used in) operations	(649)	(681)	791	726	497	594	n/c	n/c

Investment activities:
Intercompany transactions	1,046	1,078	(513)	(448)	(533)	(630)	n/c	n/c
Cash provided by (used in) continuing operations	1,046	1,078	(749)	(684)	(620)	(717)	n/c	n/c
Cash provided by (used in) investment activities	1,111	1,143	(808)	(743)	(636)	(733)	n/c	n/c

Year ended December 31, 2010
Cash Flow from Operations:
Net income (loss)	n/c	n/c	n/c	n/c	$(471)	$(109)	$555	$193
Income (loss) from continuing operations	n/c	n/c	n/c	n/c	(285)	77	213	(149)
Non-cash adjustments	n/c	n/c	$959	$597	n/c	n/c	(213)	149

Cash flow from (used in) continuing operations	n/c	n/c	1,395	1,033	(112)	250	n/c	n/c
Cash flow from (used in) operations	n/c	n/c	1,507	1,145	(106)	256	n/c	n/c

Investment activities:
Intercompany transactions	n/c	n/c	(1,099)	(737)	392	30	n/c	n/c
Cash provided by (used in) continuing operations	n/c	n/c	(1,379)	(1,017)	299	(63)	n/c	n/c
Cash provided by (used in) investment activities	n/c	n/c	(1,491)	(1,129)	274	(88)	n/c	n/c

Year ended December 31, 2011
Cash Flow from Operations:
Net income (loss)	n/c	n/c	$(528)	$384	$(1,768)	$121	$2,296	$(505)
Income (loss) from continuing operations	n/c	n/c	(587)	325	(1,767)	122	2,354	(447)
Non-cash adjustments	$651	$(261)	2,224	335	n/c	n/c	(2,354)	447

Cash flow from (used in) continuing operations	397	(515)	1,788	811	(1,583)	306	n/c	n/c
Cash flow from (used in) operations	396	(516)	1,865	888	(1,583)	306	n/c	n/c

Investment activities:
Intercompany transactions	(90)	822	(1,605)	(628)	1,695	(194)	n/c	n/c
Cash provided by (used in) continuing operations	(94)	818	(1,807)	(830)	1,586	(303)	n/c	n/c
Cash provided by (used in) investment activities	(26)	886	(1,881)	(904)	1,581	(308)	n/c	n/c

Supplemental Condensed Consolidating Schedule of Comprehensive Income

	Year ended December 31, 2009
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$2,928	$2,089	$(211)	$4,806

Costs and expenses:
Cost of sales and administrative expenses	96	1,978	1,732	(211)	3,595
Depreciation and amortization	—	201	74	—	275
Amortization of acquisition-related intangible assets	2	371	123	—	496
Goodwill impairment charges	—	1,126	—	—	1,126

	98	3,676	1,929	(211)	5,492

Operating income (loss)	(98)	(748)	160	—	(686)
Net interest income (expense)	(580)	(5)	(45)	—	(630)
Other income (expense)	(745)	71	10	679	15

Income (loss) from continuing operations before income taxes	(1,423)	(682)	125	679	(1,301)
Benefit from (provision for) income taxes	238	(63)	(59)	—	116

Income (loss) from continuing operations	(1,185)	(745)	66	679	(1,185)
Income (loss) from discontinued operations, net of tax	67	67	5	(72)	67

Net income (loss)	$(1,118)	$(678)	$71	$607	$(1,118)

Comprehensive income (loss)	$(1,020)	$(598)	$140	$458	$(1,020)

Supplemental Condensed Consolidating Schedule of Comprehensive Income

	Year ended December 31, 2010
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$2,985	$1,885	$(380)	$4,490

Costs and expenses:
Cost of sales and administrative expenses	109	2,103	1,519	(380)	3,351
Depreciation and amortization	—	193	85	—	278
Amortization of acquisition-related intangible assets	1	373	77	—	451
Goodwill impairment charges	—	205	—	—	205

	110	2,874	1,681	(380)	4,285

Operating income (loss)	(110)	111	204	—	205
Net interest income (expense)	(591)	(2)	(43)	—	(636)
Other income (expense)	15	80	3	(149)	(51)

Income (loss) from continuing operations before income taxes	(686)	189	164	(149)	(482)
Benefit from (provision for) income taxes	272	(117)	(87)	—	68

Income (loss) from continuing operations	(414)	72	77	(149)	(414)
Income (loss) from discontinued operations, net of tax	(156)	(156)	(186)	342	(156)

Net income (loss)	$(570)	$(84)	$(109)	$193	$(570)

Comprehensive income (loss)	$(478)	$(27)	$(47)	$74	$(478)

Supplemental Condensed Consolidating Schedule of Comprehensive Income

	Year ended December 31, 2011
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$2,986	$1,935	$(422)	$4,499

Costs and expenses:
Cost of sales and administrative expenses	132	2,170	1,528	(422)	3,408
Depreciation and amortization	—	183	89	—	272
Amortization of acquisition-related intangible assets	1	348	89	—	438
Goodwill impairment charges	—	48	—	—	48

	133	2,749	1,706	(422)	4,166

Operating income (loss)	(133)	237	229	—	333
Net interest income (expense)	(489)	(1)	(31)	—	(521)
Other income (expense)	329	122	(7)	(447)	(3)

Income (loss) from continuing operations before income taxes	(293)	358	191	(447)	(191)
Benefit from (provision for) income taxes	220	(33)	(69)	—	118

Income (loss) from continuing operations	(73)	325	122	(447)	(73)
Income (loss) from discontinued operations, net of tax	(76)	59	(1)	(58)	(76)

Net income (loss)	$(149)	$384	$121	$(505)	$(149)

Comprehensive income (loss)	$(166)	$392	$128	$(520)	$(166)

Supplemental Condensed Consolidating Schedule of Cash Flows

	Year ended December 31, 2009
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flow from operations:
Net income (loss)	$(1,118)	$(678)	$71	$607	$(1,118)
Income (loss) from discontinued operations	67	67	5	(72)	67

Income (loss) from continuing operations	(1,185)	(745)	66	679	(1,185)
Non cash adjustments	813	1,517	148	(679)	1,799
Changes in operating assets and liabilities	(309)	(103)	347	—	(65)

Cash flow from (used in) continuing operations	(681)	669	561	—	549
Cash flow from (used in) discontinued operations	—	57	33	—	90

Cash flow from (used in) operations	(681)	726	594	—	639

Investment activities:
Intercompany transactions	1,078	(448)	(630)	—	—
Cash paid for acquired businesses, net of cash acquired	—	(13)	—	—	(13)
Cash paid for property and equipment and software	—	(223)	(92)	—	(315)
Other investing activities	—	—	5	—	5

Cash provided by (used in) continuing operations	1,078	(684)	(717)	—	(323)
Cash provided by (used in) discontinued operations	65	(59)	(16)	—	(10)

Cash provided by (used in) investment activities	1,143	(743)	(733)	—	(333)

Financing activities:
Net repayments of long-term debt	(844)	(8)	229	—	(623)
Other financing activities	(3)	—	—	—	(3)

Cash provided by (used in) continuing operations	(847)	(8)	229	—	(626)
Cash provided by (used in) discontinued operations	—	—	(2)	—	(2)

Cash provided by (used in) financing activities	(847)	(8)	227	—	(628)
Effect of exchange rate changes on cash	—	—	11	—	11

Increase (decrease) in cash and cash equivalents	(385)	(25)	99	—	(311)
Beginning cash and cash equivalents	511	16	448	—	975

Ending cash and cash equivalents	$126	$(9)	$547	$—	$664

Supplemental Condensed Consolidating Schedule of Cash Flows

	Year ended December 31, 2010
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flow from operations:
Net income (loss)	$(570)	$(84)	$(109)	$193	$(570)
Income (loss) from discontinued operations	(156)	(156)	(186)	342	(156)

Income (loss) from continuing operations	(414)	72	77	(149)	(414)
Non cash adjustments	51	597	186	149	983
Changes in operating assets and liabilities	(317)	364	(13)	—	34

Cash flow from (used in) continuing operations	(680)	1,033	250	—	603
Cash flow from (used in) discontinued operations	—	112	6	—	118

Cash flow from (used in) operations	(680)	1,145	256	—	721

Investment activities:
Intercompany transactions	707	(737)	30	—	—
Cash paid for acquired businesses, net of cash acquired	—	(82)	—	—	(82)
Cash paid for property and equipment and software	(1)	(207)	(90)	—	(298)
Other investing activities	(2)	9	(3)	—	4

Cash provided by (used in) continuing operations	704	(1,017)	(63)	—	(376)
Cash provided by (used in) discontinued operations	253	(112)	(25)	—	116

Cash provided by (used in) investment activities	957	(1,129)	(88)	—	(260)

Financing activities:
Net repayments of long-term debt	(212)	(6)	(114)	—	(332)
Other financing activities	(12)	—	—	—	(12)

Cash provided by (used in) continuing operations	(224)	(6)	(114)	—	(344)
Cash provided by (used in) discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	(224)	(6)	(114)	—	(344)
Effect of exchange rate changes on cash	—	—	(3)	—	(3)

Increase in cash and cash equivalents	53	10	51	—	114
Beginning cash and cash equivalents	126	(9)	547	—	664

Ending cash and cash equivalents	$179	$1	$598	$—	$778

Supplemental Condensed Consolidating Schedule of Cash Flows

	Year ended December 31, 2011
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flow from operations:
Net income (loss)	$(149)	$384	$121	$(505)	$(149)
Income (loss) from discontinued operations	(76)	59	(1)	(58)	(76)

Income (loss) from continuing operations	(73)	325	122	(447)	(73)
Non cash adjustments	(261)	335	157	447	678
Changes in operating assets and liabilities	(181)	151	27	—	(3)

Cash flow from (used in) continuing operations	(515)	811	306	—	602
Cash flow from (used in) discontinued operations	(1)	77	—	—	76

Cash flow from (used in) operations	(516)	888	306	—	678

Investment activities:
Intercompany transactions	822	(628)	(194)	—	—
Cash paid for acquired businesses, net of cash acquired	—	(14)	(21)	—	(35)
Cash paid for property and equipment and software	—	(189)	(87)	—	(276)
Other investing activities	(4)	1	(1)	—	(4)

Cash provided by (used in) continuing operations	818	(830)	(303)	—	(315)
Cash provided by (used in) discontinued operations	68	(74)	(5)	—	(11)

Cash provided by (used in) investment activities	886	(904)	(308)	—	(326)

Financing activities:
Net repayments of long-term debt	(5)	—	(233)	—	(238)
Other financing activities	(15)	—	—	—	(15)

Cash provided by (used in) continuing operations	(20)	—	(233)	—	(253)
Cash provided by (used in) discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	(20)	—	(233)	—	(253)
Effect of exchange rate changes on cash	—	—	(4)	—	(4)

Increase (decrease) in cash and cash equivalents	350	(16)	(239)	—	95
Beginning cash and cash equivalents	179	1	598	—	778

Ending cash and cash equivalents	$529	$(15)	$359	$—	$873

SunGard Data Systems Inc.

Consolidated Balance Sheets

(In millions except share and per-share amounts)

(Unaudited)

	December 31, 2011	March 31, 2012
Assets
Current:
Cash and cash equivalents	$868	$1,378
Trade receivables, less allowance for doubtful accounts of $38 and $46	802	714
Earned but unbilled receivables	149	146
Prepaid expenses and other current assets	117	144
Clearing broker assets	213	217
Assets held for sale	1,326	—

Total current assets	3,475	2,599
Property and equipment, less accumulated depreciation of $1,296 and $1,361	893	894
Software products, less accumulated amortization of $1,431 and $1,492	554	510
Customer base, less accumulated amortization of $1,269 and $1,331	1,580	1,532
Other intangible assets, less accumulated amortization of $22 and $25	144	127
Trade name, less accumulated amortization of $10 and $1	1,019	1,019
Goodwill	4,885	4,904

Total Assets	$12,550	$11,585

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$10	$508
Accounts payable	60	35
Accrued compensation and benefits	300	215
Accrued interest expense	92	101
Accrued income taxes	24	434
Other accrued expenses	318	310
Clearing broker liabilities	179	178
Deferred revenue	862	872
Deferred income taxes	76	—
Liabilities related to assets held for sale	230	—

Total current liabilities	2,151	2,653
Long-term debt	7,819	6,101
Deferred income taxes	1,119	1,098

Total liabilities	11,089	9,852

Commitments and contingencies

Stockholder’s equity:
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding	—	—
Capital in excess of par value	3,793	3,794
Accumulated deficit	(2,286)	(2,051)
Accumulated other comprehensive income (loss)	(46)	(10)

Total stockholder’s equity	1,461	1,733

Total Liabilities and Stockholder’s Equity	$12,550	$11,585

The accompanying notes are an integral part of these consolidated financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Comprehensive Income

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2011	2012
Revenue:
Services	$995	$989
License and resale fees	61	31

Total products and services	1,056	1,020
Reimbursed expenses	30	19

	1,086	1,039

Costs and expenses:
Cost of sales and direct operating	494	469
Sales, marketing and administration	262	258
Product development and maintenance	95	88
Depreciation and amortization	69	71
Amortization of acquisition-related intangible assets	117	102

	1,037	988

Operating income (loss)	49	51
Interest income	1	—
Interest expense and amortization of deferred financing fees	(137)	(122)
Loss on extinguishment of debt	(2)	(15)
Other income (expense)	—	2

Income (loss) from continuing operations before income taxes	(89)	(84)
Benefit from (provision for) income taxes	11	7

Income (loss) from continuing operations	(78)	(77)
Income (loss) from discontinued operations, net of tax	55	312

Net income (loss)	(23)	235

Other Comprehensive income (loss):
Foreign currency translation	57	33

Foreign currency translation, net	57	33

Unrealized gain (loss) on derivative instruments	(1)	—
Less: gain (loss) on derivatives reclassified into income	13	4
Less: income tax benefit (expense)	(4)	(1)

Net Unrealized gain (loss) on derivative instruments, net of tax	8	3

Comprehensive income (loss)	$42	$271

The accompanying notes are an integral part of these consolidated financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2011	2012
Cash flow from operations:
Net income (loss)	$(23)	$235
Income (loss) from discontinued operations	55	312

Income (loss) from continuing operations	(78)	(77)
Reconciliation of income (loss) from continuing operations to cash flow from (used in) operations:
Depreciation and amortization	186	173
Deferred income tax provision (benefit)	(23)	34
Stock compensation expense	6	11
Amortization of deferred financing costs and debt discount	10	12
Loss on extinguishment of debt	2	15
Other noncash items	1	(2)
Accounts receivable and other current assets	73	87
Accounts payable and accrued expenses	(109)	(119)
Accrued income tax	(2)	(64)
Clearing broker assets and liabilities, net	(4)	(4)
Deferred revenue	5	1

Cash flow from (used in) continuing operations	67	67
Cash flow from (used in) discontinued operations	(14)	8

Cash flow from (used in) operations	53	75

Investment activities:
Cash paid for acquired businesses, net of cash acquired	(19)	(6)
Cash paid for property and equipment and software	(61)	(60)
Other investing activities	1	3

Cash provided by (used in) continuing operations	(79)	(63)
Cash provided by (used in) discontinued operations	(3)	1,740

Cash provided by (used in) investment activities	(82)	1,677

Financing activities:
Cash received from borrowings, net of fees	14	(19)
Cash used to repay debt	(1)	(1,225)
Other financing activities	(2)	(10)

Cash provided by (used in) continuing operations	11	(1,254)
Cash provided by (used in) discontinued operations	—	—

Cash provided by (used in) financing activities	11	(1,254)

Effect of exchange rate changes on cash	16	7

Increase (decrease) in cash and cash equivalents	(2)	505
Beginning cash and cash equivalents, includes cash of discontinued operations: 2011, $7; 2012, $5	778	873

Ending cash and cash equivalents, includes cash of discontinued operations: 2011, $7; 2012, $-	$776	$1,378

The accompanying notes are an integral part of these consolidated financial statements.

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation:

SunGard Data Systems Inc. (“SunGard” or the “Company”) was acquired on August 11, 2005 (the “LBO”) in a leveraged buy-out by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake and TPG (collectively, the “Sponsors”).

SunGard is a wholly owned subsidiary of SunGard Holdco LLC, which is wholly owned by SunGard Holding Corp., which is wholly owned by SunGard Capital Corp. II (“SCCII”), which is a subsidiary of SunGard Capital Corp. (“SCC”). All four of these companies were formed for the purpose of facilitating the LBO and are collectively referred to as the “Holding Companies.”

The Company has three reportable segments: Financial Systems (“FS”), Availability Services (“AS”) and Other, which is comprised of K-12 Education (“K-12”) and Public Sector (“PS”). The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), consistent in all material respects with those applied in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. Interim financial reporting does not include all of the information and footnotes required by GAAP for annual financial statements. The interim financial information is unaudited, but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments necessary to provide a fair statement of results for the interim periods presented. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The presentation of certain prior year amounts has been revised to conform to the current year presentation.

Recent Accounting Pronouncements

In October 2011, the Financial Accounting Standards Board (“FASB”) announced that the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income will be deferred. Therefore, those requirements related to the presentation of comprehensive income have not been adopted by the Company.

In September 2011, the FASB issued amended guidance that will simplify how entities test goodwill for impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test(s) become optional. The guidance is effective January 1, 2012 with early adoption permitted. The Company expects to adopt this guidance for the annual goodwill impairment test performed as of July 1, 2012.

2. Acquisitions and Discontinued Operations:

Acquisitions

The Company seeks to acquire businesses that broaden its existing product lines and service offerings by adding complementary products and service offerings and by expanding its geographic reach. During the three months ended March 31, 2012, the Company completed one acquisition in its FS segment. Cash paid, net of cash acquired and subject to certain adjustments, was $6 million. The impact of this acquisition was not material to the consolidated financial statements.

At March 31, 2012, contingent purchase price obligations that depend on the operating performance of certain acquired businesses were $6 million, of which $3 million is included in other accrued expenses.

Discontinued Operations

In January 2012, the Company sold its Higher Education (“HE”) business and used the net cash proceeds (as defined in its senior secured credit agreement (“Credit Agreement”)) of $1.222 billion, which is the gross transaction value of $1.775 billion less applicable taxes and fees, to repay a pro-rata portion of its outstanding term loans (see note 5). The results for the discontinued operations for the three months ended March 31, June 30, September 30, and December 31, 2011 and March 31, 2012 were as follows (in millions):

	Three Months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Revenue	$124	$133	$116	$119	$23

Operating income (loss), excluding goodwill impairment	14	30	26	28	(2)
Goodwill impairment charge	—	—	—	(3)	—

Operating income (loss)	14	30	26	25	(2)
Gain on sale of business	—	—	—	—	563

Income (loss) before income taxes	14	30	26	25	561
Benefit from (provision for) income taxes	41	(72)	(132)	(8)	(249)

Income (loss) from discontinued operations	$55	$(42)	$(106)	$17	$312

Assets held for sale and liabilities related to assets held for sale consisted of the following (in millions) at December 31, 2011 and for the closing balance sheet on January 20, 2012:

	December 31, 2011	January 20, 2012
Cash	$5	$7
Accounts receivable, net	88	90
Prepaid expenses and other current assets	13	14
Property and equipment, net	31	31
Software products, net	78	78
Customer base, net	182	182
Goodwill	929	929

Assets held for sale	$1,326	$1,331

Accounts payable	$1	$5
Accrued compensation and benefits	15	21
Other accrued expenses	12	9
Deferred revenue	106	109
Deferred income taxes	96	96

Liabilities related to assets held for sale	$230	$240

3. Goodwill:

The following table summarizes changes in goodwill by segment (in millions):

	Cost				Accumulated Impairment
	FS	AS	Other	Subtotal	AS	Other	Subtotal	Total
Balance at December 31, 2011	$3,480	$2,239	$545	$6,264	$(1,162)	$(217)	$(1,379)	$4,885
2012 acquisitions	2	—	—	2	—	—	—	2
Adjustments related to the LBO and prior year acquisitions	(2)	(2)	—	(4)	—	—	—	(4)
Effect of foreign currency translation	18	3	—	21	—	—	—	21

Balance at March 31, 2012	$3,498	$2,240	$545	$6,283	$(1,162)	$(217)	$(1,379)	$4,904

4. Clearing Broker Assets and Liabilities:

Clearing broker assets and liabilities are comprised of the following (in millions):

	December 31, 2011	March 31, 2012
Segregated customer cash	$23	$10
Securities borrowed	157	161
Receivables from customers and other	33	46

Clearing broker assets	$213	$217

Payables to customers	$16	$10
Securities loaned	145	140
Payable to brokers and dealers	18	28

Clearing broker liabilities	$179	$178

Segregated customer cash is held by the Company on behalf of customers. Securities borrowed and loaned are collateralized financing transactions which are cash deposits made to or received from other broker/dealers. Receivables from and payables to customers represent amounts due or payable on cash and margin transactions.

5. Debt and Derivatives:

On January 20, 2012, the Company completed the sale of HE and used net cash proceeds (as defined in the Credit Agreement) of $1.22 billion to repay, on a pro-rata basis, outstanding term loans.

On February 21, 2012, SunGard announced its intention to redeem all of its outstanding $500 million 10.625% senior notes due 2015 (“2015 Notes”) under the Indenture dated as of September 29, 2008 among SunGard, the guarantors named therein, and The Bank of New York Mellon, as trustee (as amended or supplemented from time to time, the “2015 Indenture”). On April 2, 2012, SunGard redeemed the 2015 Notes for $527 million plus accrued and unpaid interest to the redemption date, pursuant to Section 3.07(d) of the 2015 Indenture. In connection with the redemption of the 2015 Notes, the Company will write off in the second quarter of 2012 approximately $7 million of unamortized deferred financing costs and the $3 million discount.

On March 2, 2012, SunGard amended its Credit Agreement to, among other things, extend the maturity date of approximately $908 million of tranche A and incremental term loans from February 28, 2014 to February 28, 2017, extend the maturity of $880 million of revolving credit facility commitments from May 11, 2013 to November 29, 2016, and amend certain covenants and other provisions, in order to, among other things, permit the potential spin-off of AS. The tranche B, tranche C and revolving credit facility each have certain springing maturity provisions which are described in the Company’s Credit Agreement as amended and filed with the Company’s Form 8-K dated March 2, 2012.

Debt consisted of the following at December 31, 2011, March 31, 2012 and, on a pro forma basis at March 31, 2012 adjusting for the redemption on April 2, 2012 of the 2015 Notes (in millions):

	December 31, 2011	March 31, 2012	Pro Forma March 31, 2012
Senior Secured Credit Facilities:
Secured revolving credit facility	$—	$—	$—
Tranche A, effective interest rate of 3.33% and 1.99%	1,386	255	255
Tranche B, effective interest rate of 4.32% and 3.98%	2,407	1,719	1,719
Tranche C, effective interest rate of 3.99%	—	908	908
Incremental term loan at 3.78% and 3.74%	479	169	169

Total Senior Secured Credit Facilities	4,272	3,051	3,051
Senior Notes due 2014 at 4.875%, net of discount of $8 and $7	242	243	243
Senior Notes due 2015 at 10.625%, net of discount of $3 and $3	497	497	—
Senior Notes due 2018 at 7.375%	900	900	900
Senior Notes due 2020 at 7.625%	700	700	700
Senior Subordinated Notes due 2015 at 10.25%	1,000	1,000	1,000
Secured accounts receivable facility, at 3.79% and 3.74%	200	200	200
Other, primarily acquisition purchase price and capital lease obligations	18	18	18

Total debt	7,829	6,609	6,112
Short-term borrowings and current portion of long-term debt	(10)	(508)	(11)

Long-term debt	$7,819	$6,101	$6,101

The Company uses interest rate swap agreements to manage the amount of its floating rate debt in order to reduce its exposure to variable rate interest payments associated with the Credit Agreement. Each of these swap agreements is designated as a cash flow hedge. SunGard pays a stream of fixed interest payments for the term of the swap, and in turn, receives variable interest payments based on LIBOR. The net receipt or payment from the interest rate swap agreements is included in interest expense. The Company does not enter into interest rate swaps for speculative or trading purposes. A summary of the Company’s interest rate swaps follows:

Inception	Maturity	Notional Amount (in millions)	Interest rate paid	Interest rate received (LIBOR)
February 2010	May 2013	$500	1.99%	3-Month

The fair values of interest rate swaps designated as cash flow hedging instruments, included in other accrued expenses on the consolidated balance sheets, are $11 million and $8 million as of December 31, 2011 and March 31, 2012, respectively.

The Company has no ineffectiveness related to its swap agreements. The Company expects to reclassify in the next twelve months approximately $7 million from other comprehensive income (loss) into earnings related to the Company’s interest rate swaps based on the borrowing rates at March 31, 2012.

6. Fair Value Measurements:

The following table summarizes assets and liabilities measured at fair value on a recurring basis at March 31, 2012 (in millions):

	Fair Value Measures Using			Total
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents—money market funds	$824	$—	$—	$824

Liabilities
Interest rate swap agreements and other	$—	$9	$—	$9

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2011 (in millions):

	Fair Value Measures Using			Total
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents—money market funds	$351	$—	$—	$351

Liabilities
Interest rate swap agreements and other	$—	$15	$—	$15

A Level 1 fair value measure is based upon quoted prices in active markets for identical assets or liabilities. A Level 2 fair value measure is based upon quoted prices for similar assets and liabilities in active markets or inputs that are observable. A Level 3 fair value measure is based upon inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

Cash and cash equivalents—money market funds is recognized and measured at fair value in the Company’s financial statements. Fair values of the interest rate swap agreements are calculated using a discounted cash flow model using observable applicable market swap rates and assumptions and are compared to market valuations obtained from brokers.

The following table presents the carrying amount and estimated fair value of the Company’s debt, including current portion and excluding the interest rate swaps, as of December 31, 2011 and March 31, 2012 (in millions):

	December 31, 2011		March 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Floating rate debt	$4,472	$4,372	$3,251	$3,252
Fixed rate debt	3,357	3,454	3,358	3,533

The fair value of the Company’s floating rate and fixed rate long-term debt (level 2) is primarily based on market rates.

7. Equity:

The components of accumulated other comprehensive income (loss) at December 31, 2011 and March 31, 2012 are as follows (in millions):

	December 31, 2011	March 31, 2012
Foreign currency translation	$(37)	$(4)
Net unrealized gain (loss) on derivative instruments	(9)	(6)

Accumulated other comprehensive income (loss)	$(46)	$(10)

8. Segment Information:

The Company has three reportable segments: FS, AS and Other. The Company evaluates the performance of its segments based on operating results before interest, income taxes, amortization of acquisition-related intangible assets, stock compensation and certain other costs. The operating results for each segment follow (in millions):

	Three Months Ended March 31,
	2011	2012
Revenue:
Financial Systems	$672	$632
Availability Services	364	356
Other	50	51

	$1,086	$1,039

Depreciation and amortization:
Financial Systems	$21	$21
Availability Services	46	48
Other	2	2

	$69	$71

Operating income (loss):
Financial Systems	$115	$105
Availability Services	73	63
Other	14	14
Corporate	(19)	(15)
Other costs(1)	(134)	(116)

	$49	$51

Cash paid for property and equipment and software:
Financial Systems	$23	$20
Availability Services	35	38
Other	1	2
Corporate	2	—

	$61	$60

(1)	Includes stock compensation expense, management fees paid to the Sponsors, other items and amortization of acquisition-related intangible assets of $117 million and $102 million for the three months ended March 31, 2011 and 2012, respectively.

Amortization of acquisition-related intangible assets by segment follows (in millions):

	Three Months Ended March 31,
	2011		2012
Amortization of acquisition-related intangible assets:
Financial Systems	$69	(1)	$55
Availability Services	43		43
Other	5		4

	$117		$102

(1)	Includes approximately $7 million of impairment charges related to customer base and software.

The FS Segment is organized to align with customer-facing business areas. FS revenue by these business areas follows (in millions):

	Three Months Ended March 31,
	2011	2012
Capital Markets	$285	$238
Asset Management	108	113
Wealth Management	86	85
Corporate Liquidity & Energy	61	65
Banking	52	47
Insurance	39	41
Other	41	43

Total Financial Systems	$672	$632

9. Related Party Transactions:

In accordance with the Management Agreement between the Company and affiliates of the Sponsors, the Company recorded $3 million and $2 million of management fees in sales, marketing and administration expenses during the three months ended March 31, 2011 and 2012, respectively. At December 31, 2011 and March 31, 2012, $4 million and $2 million, respectively, was included in other accrued expenses.

During the first quarter of 2012, the Company paid to the Sponsors $17.8 million of management fees, which are included in the results of discontinued operations, related to the sale of HE.

10. Supplemental Cash Flow Information:

Supplemental cash flow information for the three months ended March 31, 2011 and 2012 follows (in millions):

	Three Months Ended March 31,
Supplemental information:	2011	2012
Interest paid	$123	$101

Income taxes paid, net of refunds of $3 million and $3 million, respectively	$19	$19

Acquired businesses:
Property and equipment	$1	$—
Software products	11	—
Customer base	8	6
Goodwill	4	2
Deferred income taxes	(4)	—
Purchase price obligations and debt assumed	(1)	(3)
Net current liabilities assumed	—	1

Cash paid for acquired businesses, net of cash acquired of $3 and $2 million, respectively	$19	$6

11. Supplemental Guarantor Condensed Consolidating Financial Statements:

SunGard’s senior unsecured notes are jointly and severally, fully and unconditionally guaranteed on a senior unsecured basis and the senior subordinated notes are jointly and severally, fully and unconditionally guaranteed on an unsecured senior subordinated basis, in each case, subject to certain exceptions, by substantially all wholly owned, domestic subsidiaries of SunGard (collectively, the “Guarantors”). Each of the Guarantors is 100% owned, directly or indirectly, by SunGard. None of the other subsidiaries of SunGard, either direct or indirect, nor any of the Holding Companies, guarantee the senior notes and senior subordinated notes (“Non-Guarantors”). The Guarantors and SunGard Holdco LLC also unconditionally guarantee the senior secured credit facilities. The Guarantors are subject to release under certain circumstances as described below.

The indentures evidencing the guarantees provide for a Guarantor to be automatically and unconditionally released and discharged from its guarantee obligations in certain circumstances, including upon the earliest to occur of:

•	The sale, exchange or transfer of the subsidiary’s capital stock or all or substantially all of its assets;

•	Designation of the Guarantor as an “unrestricted subsidiary” for purposes of the indenture covenants;

•	Release or discharge of the Guarantor’s guarantee of certain other indebtedness; or

•	Legal defeasance or covenant defeasance of the indenture obligations when provision has been made for them to be fully satisfied.

The following tables present the financial position, results of operations and cash flows of SunGard (referred to as “Parent Company” for purposes of this note only), the Guarantor subsidiaries, the Non-Guarantor subsidiaries and Eliminations as of December 31, 2011 and March 31, 2012, and for the three month periods ended March 31, 2011 and 2012 to arrive at the information for SunGard on a consolidated basis. SCC and SCCII are neither parties to nor guarantors of the debt issued as described in the notes to consolidated financial statements included in the Company’s Form 10-K for the year ended December 31, 2011.

(in millions)	Supplemental Condensed Consolidating Balance Sheet December 31, 2011
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$529	$(15)	$354	$—	$868
Intercompany balances	(5,247)	4,516	731	—	—
Trade receivables, net	2	603	346	—	951
Prepaid expenses, taxes and other current assets	1,461	54	271	(1,456)	330
Assets held for sale	—	1,315	13	(2)	1,326

Total current assets	(3,255)	6,473	1,715	(1,458)	3,475
Property and equipment, net	—	588	305	—	893
Intangible assets, net	120	2,701	476	—	3,297
Intercompany balances	250	1	(251)	—	—
Goodwill	—	3,784	1,101	—	4,885
Investment in subsidiaries	12,673	2,253	—	(14,926)	—

Total Assets	$9,788	$15,800	$3,346	$(16,384)	$12,550

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$—	$3	$7	$—	$10
Accounts payable and other current liabilities	296	2,170	901	(1,456)	1,911
Liabilities related to assets held for sale	—	219	11	—	230

Total current liabilities	296	2,392	919	(1,456)	2,151
Long-term debt	7,612	2	205	—	7,819
Intercompany debt	82	19	16	(117)	—
Deferred income taxes	337	714	68	—	1,119

Total liabilities	8,327	3,127	1,208	(1,573)	11,089

Total stockholder’s equity	1,461	12,673	2,138	(14,811)	1,461

Total Liabilities and Stockholder’s Equity	$9,788	$15,800	$3,346	$(16,384)	$12,550

(in millions)	Supplemental Condensed Consolidating Balance Sheet March 31, 2012
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$1,053	$(15)	$340	$—	$1,378
Intercompany balances	(5,358)	4,624	734	—	—
Trade receivables, net	6	552	302	—	860
Prepaid expenses, taxes and other current assets	986	133	316	(1,074)	361

Total current assets	(3,313)	5,294	1,692	(1,074)	2,599
Property and equipment, net	—	586	308	—	894
Intangible assets, net	105	2,627	456	—	3,188
Intercompany balances	258	—	(258)	—	—
Goodwill	—	3,833	1,071	—	4,904
Investment in subsidiaries	11,699	2,221	—	(13,920)	—

Total Assets	$8,749	$14,561	$3,269	$(14,994)	$11,585

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$497	$3	$8	$—	$508
Accounts payable and other current liabilities	212	2,140	867	(1,074)	2,145

Total current liabilities	709	2,143	875	(1,074)	2,653
Long-term debt	5,894	2	205	—	6,101
Intercompany debt	83	17	17	(117)	—
Deferred income taxes	330	700	68	—	1,098

Total liabilities	7,016	2,862	1,165	(1,191)	9,852

Total stockholder’s equity	1,733	11,699	2,104	(13,803)	1,733

Total Liabilities and Stockholder’s Equity	$8,749	$14,561	$3,269	$(14,994)	$11,585

(in millions)	Supplemental Condensed Consolidating Schedule of Comprehensive Income Three Months ended March 31, 2011
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Total revenue	$—	$726	$444	$(84)	$1,086

Costs and expenses:
Cost of sales and administrative expenses	26	521	388	(84)	851
Depreciation and amortization	—	47	22	—	69
Amortization of acquisition-related intangible assets	—	91	26	—	117

	26	659	436	(84)	1,037

Operating income (loss)	(26)	67	8	—	49
Net interest income (expense)	(127)	(1)	(8)	—	(136)
Other income (expense)	21	—	—	(23)	(2)

Income (loss) from continuing operations before income taxes	(132)	66	—	(23)	(89)
Benefit from (provision for) income taxes	54	(43)	—	—	11

Income (loss) from continuing operations	(78)	23	—	(23)	(78)
Income (loss) from discontinued operations, net of tax	55	55	—	(55)	55

Net income (loss)	$(23)	$78	$—	$(78)	$(23)

Comprehensive income (loss)	$42	$134	$53	$(187)	$42

(in millions)	Supplemental Condensed Consolidating Schedule of Comprehensive Income Three Months ended March 31, 2012
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Total revenue	$—	$713	$413	$(87)	$1,039

Costs and expenses:
Cost of sales and administrative expenses	25	534	343	(87)	815
Depreciation and amortization	—	48	23	—	71
Amortization of acquisition-related intangible assets	—	84	18	—	102

	25	666	384	(87)	988

Operating income (loss)	(25)	47	29	—	51
Net interest income (expense)	(114)	—	(8)	—	(122)
Other income (expense)	52	23	2	(90)	(13)

Income (loss) from continuing operations before income taxes	(87)	70	23	(90)	(84)
Benefit from (provision for) income taxes	10	(3)	—	—	7

Income (loss) from continuing operations	(77)	67	23	(90)	(77)
Income (loss) from discontinued operations, net of tax	312	93	4	(97)	312

Net income (loss)	$235	$160	$27	$(187)	$235

Comprehensive income (loss)	$271	$185	$49	$(234)	$271

(in millions)	Supplemental Condensed Consolidating Schedule of Cash Flows Three Months ended March 31, 2011
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash flow from operations:
Net income (loss)	$(23)	$78	$—	$(78)	$(23)
Income (loss) from discontinued operations	55	55	—	(55)	55

Income (loss) from continuing operations	(78)	23	—	(23)	(78)
Non cash adjustments	(10)	120	49	23	182
Changes in operating assets and liabilities	54	(79)	(12)	—	(37)

Cash flow from (used in) continuing operations	(34)	64	37	—	67
Cash flow from (used in) discontinued operations	—	(14)	—	—	(14)

Cash flow from (used in) operations	(34)	50	37	—	53

Investment activities:
Intercompany transactions	86	6	(92)	—	—
Cash paid for acquired businesses, net of cash acquired	—	(6)	(13)	—	(19)
Cash paid for property and equipment and software	(1)	(40)	(20)	—	(61)
Other investing activities	—	1	—	—	1

Cash provided by (used in) continuing operations	85	(39)	(125)	—	(79)
Cash provided by (used in) discontinued operations	—	(3)	—	—	(3)

Cash provided by (used in) investment activities	85	(42)	(125)	—	(82)

Financing activities:
Net repayments of long-term debt	(5)	(1)	19	—	13
Other financing activities	(2)	—	—	—	(2)

Cash provided by (used in) continuing operations	(7)	(1)	19	—	11
Cash provided by (used in) discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	(7)	(1)	19	—	11

Effect of exchange rate changes on cash	—	—	16	—	16

Increase (decrease) in cash and cash equivalents	44	7	(53)	—	(2)
Beginning cash and cash equivalents	179	1	598	—	778

Ending cash and cash equivalents	$223	$8	$545	$—	$776

(in millions)	Supplemental Condensed Consolidating Schedule of Cash Flows Three Months ended March 31, 2012
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash flow from operations:
Net income (loss)	$235	$160	$27	$(187)	$235
Income (loss) from discontinued operations	312	93	4	(97)	312

Income (loss) from continuing operations	(77)	67	23	(90)	(77)
Non cash adjustments	18	98	37	90	243
Changes in operating assets and liabilities	7	(68)	(38)	—	(99)

Cash flow from (used in) continuing operations	(52)	97	22	—	67
Cash flow from (used in) discontinued operations	(2)	—	10	—	8

Cash flow from (used in) operations	(54)	97	32	—	75

Investment activities:
Intercompany transactions	1,828	(24)	(33)	(1,771)	—
Cash paid for acquired businesses, net of cash acquired	—	—	(6)	—	(6)
Cash paid for property and equipment and software	—	(41)	(19)	—	(60)
Other investing activities	1	—	2	—	3

Cash provided by (used in) continuing operations	1,829	(65)	(56)	(1,771)	(63)
Cash provided by (used in) discontinued operations	—	1,740	—	—	1,740

Cash provided by (used in) investment activities	1,829	1,675	(56)	(1,771)	1,677

Financing activities:
Intercompany dividends of HE sale proceeds	—	(1,771)	—	1,771	—
Net repayments of long-term debt	(1,241)	(1)	(2)	—	(1,244)
Other financing activities	(10)	—	—	—	(10)

Cash provided by (used in) continuing operations	(1,251)	(1,772)	(2)	1,771	(1,254)
Cash provided by (used in) discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	(1,251)	(1,772)	(2)	1,771	(1,254)

Effect of exchange rate changes on cash	—	—	7	—	7

Increase (decrease) in cash and cash equivalents	524	—	(19)	—	505
Beginning cash and cash equivalents	529	(15)	359	—	873

Ending cash and cash equivalents	$1,053	$(15)	$340	$—	$1,378

During the first quarter of 2012, the Company determined that it had incorrectly accounted for intercompany dividend income and the related eliminations presented in the Supplemental Condensed Consolidating Schedules of Operations in the Company’s Form 10-K for the periods ended December 31, 2009, 2010 and 2011. The Company determined that the incorrect presentation resulted in an understatement of income (or overstatement of loss) from continuing operations and net income (loss) for both the Non-Guarantor subsidiaries and the Guarantor subsidiaries. It was further determined that cash flows from operations and cash flows from investment activities for Parent (SunGard), Guarantor subsidiaries and Non-Guarantor subsidiaries were each affected between operating and investing. The Company also identified a misclassification of expense between Guarantor subsidiaries and Non-Guarantor subsidiaries in 2010 totaling $91 million. In addition, the Company also determined that it had incorrectly recorded intercompany transactions between certain Guarantor and Non-Guarantor subsidiaries as a component of net interest income (expense) resulting in an understatement of operating expenses for the Guarantor subsidiaries and an understatement of revenues for the Non-Guarantor subsidiaries. These errors had no impact on the consolidated financial statements of SunGard or any debt covenants and had no impact on the ability of SunGard’s subsidiaries to dividend cash to SunGard for debt service requirements. The Company assessed the materiality of these items on previously issued annual and interim financial statements in accordance with SEC Staff Accounting Bulletin No. 99, and concluded that the errors were not material to the consolidated financial statements.

The Company will revise the June 30, 2011 and September 30, 2011 financial statements to reflect the revisions discussed above, the next time such financial statements are included in future reports for comparable purposes.

The following is a summary of the impacts of the errors on each of the statements that were included in the Quarterly Report on Form 10-Q for the periods indicated (n/c = no change).

Supplemental Condensed Consolidating Schedule of Operations

	Parent Company			Guarantor Subsidiaries			Non-Guarantor Subsidiaries			Eliminations
(in millions)	As Reported	As Revised		As Reported	As Revised		As Reported	As Revised		As Reported	As Revised
Three Months Ended March 31, 2011
Revenue	n/c	n/c		$845	$726	(f)	$366	$444	(f)	$(1)	$(84	)(f)
Operating income (loss)	n/c	n/c		165	67	(f)	(76)	8	(f)	—	—
Other income (loss)	$49	$21	(a)	(62)	—	(a)	n/c	n/c	(a)	11	(23	)(a)
Income (loss) from before income taxes	(64)	n/a		68	n/a		(90)	n/a		11	n/a
Income (loss) from continuing operations before income taxes	n/a	(132	)(a)	n/a	66	(a)	n/a	—	(a)	n/a	(23	)(a)
Income (loss) from continuing operations	n/a	(78	)(a)	n/a	23	(a)	n/a	—	(a)	n/a	(23	)(a)
Net income (loss)	n/c	n/c		51	78	(a)	(62)	—	(a)	11	(78	)(a)

Three Months Ended June 30, 2011
Revenue	n/c	n/c		$866	$742	(f)	$399	$523	(f)	$1	$(132	)(f)
Operating income (loss)	n/c	n/c		194	36	(f)	(49)	79	(f)	—	—
Other income (loss)	$29	$85	(b)	12	94	(b)	n/c	n/c	(b)	(40)	(178	)(b)
Income (loss) from before income taxes	(128)	n/a		129	n/a		18	n/a		(40)	n/a
Income (loss) from continuing operations before income taxes	n/a	(73	)(b)	n/a	130	(b)	n/a	70	(b)	n/a	(178	)(b)
Income (loss) from continuing operations	n/a	(31	)(b)	n/a	85	(b)	n/a	93	(b)	n/a	(178	)(b)
Net income (loss)	n/c	n/c		28	43	(b)	12	95	(b)	(40)	(138	)(b)

Six Months Ended June 30, 2011
Revenue	n/c	n/c		$1,711	$1,468	(f)	$765	$967	(f)	$—	$(216	)(f)
Operating income (loss)	n/c	n/c		359	103	(f)	(125)	87	(f)	—	—
Other income (loss)	$78	$106	(c)	(50)	94	(c)	n/c	n/c	(c)	(29)	(201	)(c)
Income (loss) from before income taxes	(192)	n/a		197	n/a		(72)	n/a		(29)	n/a
Income (loss) from continuing operations before income taxes	n/a	(205	)(c)	n/a	196	(c)	n/a	70	(c)	n/a	(201	)(c)
Income (loss) from continuing operations	n/a	(109	)(c)	n/a	108	(c)	n/a	93	(c)	n/a	(201	)(c)
Net income (loss)	n/c	n/c		79	121	(c)	(50)	95	(c)	(29)	(216	)(c)

Three Months Ended September 30, 2011
Revenue	n/c	n/c		n/c	n/c		$359	$465	(f)	$—	$(106	)(f)
Operating income (loss)	n/c	n/c		$168	$62	(f)	(67)	39	(f)	—	—
Other income (loss)	$71	$75	(d)	(80)	70	(d)	n/c	n/c	(d)	8	(146	)(d)
Income (loss) from continuing operations before income taxes	(58)	(85	)(d)	100	132	(d)	(118)	31	(d)	8	(146	)(d)
Income (loss) from continuing operations	(14)	(41	)(d)	44	76	(d)	(79)	70	(d)	8	(146	)(d)
Net income (loss)	n/c	n/c		71	103	(d)	(81)	68	(d)	10	(171	)(d)

Nine Months Ended September 30, 2011
Revenue	n/c	n/c		n/c	n/c		$1,110	$1,432	(f)	$—	$(322	)(f)
Operating income (loss)	n/c	n/c		$487	$165	(f)	(196)	126	(f)	—	—
Other income (loss)	$148	$181	(e)	(132)	164	(e)	n/c	n/c	(e)	(18)	(347	)(e)
Income (loss) from continuing operations before income taxes	(250)	(290	)(e)	254	328	(e)	(194)	101	(e)	(18)	(347	)(e)
Income (loss) from continuing operations	(110)	(150	)(e)	110	184	(e)	(132)	163	(e)	(18)	(347	)(e)
Net income (loss)	n/c	n/c		150	224	(e)	(132)	163	(e)	(18)	(387	)(e)

In addition to the change in the presentation of HE as a discontinued operation subsequent to the initial reporting, the changes outlined below have been made in the amounts presented “As Revised”.

(a)	Impact of the correction of intercompany dividends of $40 million, $51 million and $(91) million for Parent, guarantor subsidiaries and non-guarantor subsidiaries, respectively.

(b)	Impact of the correction of intercompany dividends of $2 million, $54 million and $(56) million for Parent, guarantor subsidiaries and non-guarantor subsidiaries, respectively.

(c)	Impact of the correction of intercompany dividends of $42 million, $105 million and $(147) million for Parent, guarantor subsidiaries and non-guarantor subsidiaries, respectively.

(d)	Impact of the correction of intercompany dividends of $32 million, $117 million and $(149) million for Parent, guarantor subsidiaries and non-guarantor subsidiaries, respectively.

(e)	Impact of the correction of intercompany dividends of $74 million, $222 million and $(296) million for Parent, guarantor subsidiaries and non-guarantor subsidiaries, respectively.

(f)	The correction of the error related to intercompany transactions caused an increase in Non-Guarantor Revenue and an increase in Guarantor Costs of sales and administrative expenses. As the amounts are intercompany charges, the related eliminations also increased by an equal amount. These amounts had previously been reported in the caption Interest Income (Expense) and correction of the error decreases Interest income for the Non-Guarantor subsidiaries and decreases Interest expense for the Guarantor subsidiaries. The impacts to each of the periods presented in the table above for this error were as follows:

•	Three months ended March 31, 2011: $84 million;

•	Three months ended June 30, 2011: $132 million;

•	Six months ended June 30, 2011: $216 million;

•	Three months ended September 30, 2011: $106 million;

•	Nine months ended September 30, 2011: $322 million.

Supplemental Condensed Consolidating Schedule of Cash Flows

	Parent Company		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations
(in millions)	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Three Months Ended March 31, 2011
Cash Flow from Operations:
Net income (loss)	n/c	n/c	$51	$78	$(62)	$—	$11	$(78)
Income (loss) from continuing operations	n/a	$(78)	n/a	23	n/a	—	n/a	(23)
Non-cash adjustments	$(38)	(10)	198	120	n/c	n/c	(11)	23
Changes in operating assets and liabilities	73	54	(160)	(79)	(35)	(12)	n/c	n/c

Cash flow from (used in) continuing operations	n/a	(34)	n/a	64	n/a	37	n/a	—
Cash flow from (used in) operations	12	(34)	89	50	(48)	37	n/c	n/c

Investment activities:
Intercompany transactions	39	86	(33)	6	(6)	(92)	n/c	n/c
Cash provided by (used in) continuing operations	n/a	85	n/a	(39)	n/a	(125)	n/a	—
Cash provided by (used in) investment activities	38	85	(81)	(42)	(39)	(125)	n/c	n/c

Six Months Ended June 30, 2011
Cash Flow from Operations:
Net income (loss)	n/c	n/c	$79	$121	$(50)	$95	$(29)	$(216)
Income (loss) from continuing operations	n/a	*	n/a	*	n/a	*	n/a	*
Non-cash adjustments	$(53)	*	322	*	98	*	29	*
Changes in operating assets and liabilities	82	*	(131)	*	(74)	*	—	*

Cash flow from (used in) continuing operations	n/a	*	n/a	*	n/a	*	n/a	*
Cash flow from (used in) operations	(67)	*	270	*	(26)	*	—	*

Investment activities:
Intercompany transactions	127	*	(165)	*	38	*	—	*
Cash provided by (used in) continuing operations	n/a	*	n/a	*	n/a	*	n/a	*
Cash provided by (used in) investment activities	123	*	(267)	*	(16)	*	—	*

Nine Months Ended September 30, 2011
Cash Flow from Operations:
Net income (loss)	n/c	n/c	$150	$224	$(132)	$163	$(18)	$(387)
Income (loss) from continuing operations	$(110)	$(150)	110	184	(132)	163	(18)	(348)
Non-cash adjustments	(71)	(145)	446	190	115	115	18	348

Cash flow from (used in) continuing operations	(383)	(497)	833	651	(96)	200	n/c	n/c
Cash flow from (used in) operations	(383)	(497)	908	726	(98)	198	n/c	n/c

Investment activities:
Intercompany transactions	535	649	(772)	(590)	237	(59)	n/c	n/c

Cash provided by (used in) continuing operations	531	645	(910)	(728)	159	(137)	n/c	n/c
Cash provided by (used in) investment activities	531	645	(916)	(734)	158	(138)	n/c	n/c

The impact of the dividend elimination error is shown above as the difference between As Reported and As Revised Cash flow from (used in) operations and Cash provided by (used in) investment activities. Other captions presented above have been adjusted to reflect both the error and the presentation of HE as a discontinued operation.

*	The Company has not yet provided financial information for the three and six months ended June 30, 2011 which reflects HE as a discontinued operation. When the Form 10-Q for the period ended June 30, 2012 is filed, in addition to the changes in presentation of HE as a discontinued operation subsequent to the initial reporting, the impact of the correction of intercompany dividends of $42 million, $105 million and $(147) million for Parent, Guarantor subsidiaries and Non-guarantor subsidiaries, respectively, will be reflected.

n/a = not applicable as the Company did not report discontinued operations in the original filing.

SunGard Data Systems Inc.

7  3/8% Senior Notes due 2018

7 5/8% Senior Notes due 2020

10 1/4% Senior Subordinated Notes due 2015

PROSPECTUS

June 18, 2012